EXHIBIT 99.1

EXECUTION VERSION

THE PROJECT DEBT PROGRAMME

PROJECT DEBT FINANCING

UP TO EUR 680,400,000

and

PROJECT COST OVERRUN FINANCING

UP TO EUR 60,000,000

and

PROJECT VAT FINANCING

UP TO EUR 30,000,000

APPLYING TO BONDS ISSUED BY

HELLAS GOLD SINGLE-MEMBER SOCIETE ANONYME OF MINES AND GOLD INDUSTRY

as Issuer

with

NATIONAL BANK OF GREECE S.A.

as Bondholder Agent and Original Facilities Agent

and

PIRAEUS BANK S.A.

as Subsequent Facilities Agent and Account Bank

and

The entities named herein

as Bondholders

___________________________________________________________

MILBANK LLP

London

BRACEWELL (UK) LLP

(i)

38.	SET-OFF	213
39.	NO TRANSFERS BY THE ISSUER	213
40.	SEVERABILITY	213
41.	NOTICES	213
42.	CALCULATIONS AND CERTIFICATES	218
43.	PARTIAL INVALIDITY	218
44.	REMEDIES AND WAIVERS	218
45.	COUNTERPARTS	219
46.	AMENDMENTS	219
47.	CONFIDENTIALITY	224
48.	CONFIDENTIALITY OF FUNDING RATES AND REFERENCE BANK RATES	228
49.	GOVERNING LAW	229
50.	JURISDICTION	229
Schedule 1	Conditions Precedent	231
Part A	Initial Conditions Precedent	231
Part B	Conditions Precedent to the Issuance of all Series Project Term Bonds	238
Part C	Conditions Precedent to the Issuance of all Series Project RRF Bonds and Series Project Co-financing Bonds, Series Project PB Bridge RRF Bonds and Series Project PB Bridge Co-financing Bonds	240
Part D	Conditions Precedent to all Series Project Cost Overrun Bonds	241
Part E	Conditions Precedent to all Series Project VAT Bonds	242
Schedule 2	Form of Project Bond Certificate	244
Schedule 3	Repayment Schedule	250
Schedule 4	Form of requests relating to Series Project VAT Bonds	252
Schedule 5	Increase Confirmation	254
Schedule 6	Form of Hedging Counterparty Accession Undertaking	255
Schedule 7	Issuer Certificates	257
Part A	Form of Issuer Compliance Certificate	257
Part B	Form of Costs Certificate	260
Part C	Form of Cost to Complete Certificate	264
Schedule 8	Hedging Policy	267
Schedule 9	Insurances	274
Schedule 10	Required Permits, Licenses and Concessions	291
Schedule 11	Completion Tests	295
Schedule 12	Expert Determination	309
Schedule 13	Form of Transfer Certificate	311
Schedule 14	Forms of Notifiable Debt Purchase Transaction Notice	313
Part A	Form of Notice on Entering into Notifiable Debt Purchase Transaction	313

(ii)

Part B	Form of Notice on Termination of Notifiable Debt Purchase Transaction / Notifiable Debt Purchase Transaction ceasing to be with Sponsor Affiliate	314
Schedule 15	Form of Equity Subordinated Loan agreement	315
Schedule 16	Contracting Strategy	336
Schedule 17	Form of Payment Instruction	338
Part A	Form of Account Bank Payment Instruction	338
Schedule 18	Form of Account Bank Investment Instruction	340
Schedule 19	Form of Account Bank Liquidation Instruction	341
Schedule 20	Authorised Representatives and Call-Back Contacts	342
Part A	Authorised Representative	342
Part B	Call-back Contacts	342
Schedule 21	Form of Direct Agreement	343
Schedule 22	Pre-Existing Accounts	359
Schedule 23	Existing Liens	360
Schedule 24	Minimum Parameters	361
Signatories		362

(iii)

THIS PROJECT DEBT PROGRAMME is dated 15 December 2022

BETWEEN:

(1)

HELLAS GOLD SINGLE-MEMBER SOCIETE ANONYME OF MINES AND GOLD INDUSTRY (with distinctive title: HELLAS GOLD SINGLE MEMBER S.A.), a company organized under the Greek law, whose registered seat is at 23A Vasilisis Sofias avenue, 10674, Athens, Greece, with corporate registration number 005552301000 and tax registration number 999642840 (the “Issuer”);

(2)	NATIONAL BANK OF GREECE S.A., in its capacity as bondholder agent for the Bondholders (as defined below) in their capacity as such (the “Bondholder Agent”);

(3)	NATIONAL BANK OF GREECE S.A., in its capacity as facilities agent for the Bondholders (as defined below) in their capacity as such (the “Original Facilities Agent”);

(4)

PIRAEUS BANK S.A., in its capacity as facilities agent for the Bondholders (as defined below) in their capacity as such from the PB RRF Switch Date (as defined below) (the “Subsequent Facilities Agent”);

(5)	NATIONAL BANK OF GREECE S.A., PIRAEUS BANK S.A. and THE HELLENIC REPUBLIC as Bondholders (the “Original Bondholders”);

(6)	NATIONAL BANK OF GREECE S.A. and PIRAEUS BANK S.A. as mandated lead arrangers (the “Mandated Lead Arrangers”);

(7)	NATIONAL BANK OF GREECE S.A., PIRAEUS BANK S.A. and THE HELLENIC REPUBLIC as underwriters (the “Underwriters”); and

(8)	PIRAEUS BANK S.A., as account bank (“Account Bank”).

BACKGROUND:

(A)

Regulation (EU) 2021/241 of the European Parliament and of the Council of 12 February 2021 establishing the Recovery and Resilience Facility (hereinafter referred to as the “RRF Regulation”) has the specific objective of providing financial support to Member States in the context of responding to the adverse effects and consequences of COVID-19 pandemic. In the context of the RRF Regulation, The Hellenic Republic (hereinafter the “Greek State”) submitted to the European Commission the National Recovery and Resilience Plan “Greece 2.0” (hereinafter the “Recovery and Resilience Plan”) for the financing of investments and reforms with resources from the Recovery and Resilience Facility (hereinafter referred to as the “RRF”), which was approved on 13 July 2021 by European Council Executive Decision 10152/21 (hereinafter referred to as the “Executive Decision”). According to the Recovery and Resilience Plan, the Greek State will use all loan funds raised under and pursuant to the Executive Decision and the loan agreement of 20/26 July 2021 for the provision of loan support to the Greek State up to the amount of EUR 11,727,538,920 in accordance with the terms set out in the said agreement, which was ratified by the second article of Law No. 4822/2021 (Government Gazette issue A’ nr. 135/02.08.2021), for the financing of investments falling under the following five (5) thematic pillars of the Recovery and Resilience Plan: a) green transition, b) digital transformation, c) innovation - research & development, d) developing economies of scale through partnerships, mergers and acquisitions and e) extroversion (hereinafter the “Eligible Actions”). The coordination of the implementation of RRF’s actions has been entrusted to the Special Department for the Coordination of the RRF (in Greek “Ειδική Υπηρεσία Συντονισμού Ταμείου Ανάκαμψης”), which is an independent public agency established at the Ministry of Finance under Article 271 of Law No. 4738/2020, is subordinate to the Minister of Finance and has as its purpose, inter alia, the coordination and monitoring of the implementation of the programmes and projects to be financed by RRF Funds.

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(B)

The RRF Funds will be made available, inter alia, through a financing mechanism to be set up for this purpose by means of a partnership between the Greek State and commercial banks. To this end, the Deputy Minister of Finance addressed under Article 197 para. 1 of Law 4820/2021 the open invitation under protocol number 439/30.09.2021 (ΑΔΑ: ΡΘΗ1Η-ΓΦΙ) to credit institutions, inviting the latter to express interest and apply a petition in order to cooperate with the Special Department for the Coordination of the RRF for the joint provision of loans to finance investments falling under the thematic pillars of the Recovery and Resilience Plan (hereinafter the “Invitation of the Greek State”).

(C)

Each of the Original Subscribers were selected in accordance with the above procedure as one of the credit institutions that will operate in accordance with the Operational Agreement (as defined below). In the framework of the implementation of the Operational Agreement, and following the approval of the Special Department for the Coordination of the RRF (Ministry of Finance, 4/2/2022 ΑΠ 15309 ΕΞ 2022), each Original Subscriber addressed an invitation to express interest for the financing of investments by means of the RRF (hereinafter each an “Invitation of the Banks”).

(D)

Each Original Bondholder is authorized by virtue of the provisions of its Operational Agreement to, inter alia, represent the Greek State, acting in the name and on behalf of the Greek State, in the arrangement, negotiation, conclusion and provision of RRF in the form of bond loans, in the subscription of such bonds, in the establishment of securities for such loans, to be issued by the Issuer, in the collection of amounts due in connection therewith, in the representation at the Bondholders’ meetings and a number of other powers, as detailed in each Operational Agreement.

(E)

On 27 May 2022, the Issuer submitted a request, as supplemented further on 12 August 2022 (hereinafter the “RRF Funding Request”) to NBG, for the financing of the Project (as defined below), on the basis that it meets the eligibility criteria of the decision of the Deputy Minister of Finance under reference 120535 ΕΞ2021 “Criteria for assessing the eligibility of investment projects financed through RRF loans” (Government Gazette issue B’ 4521/30.09.2021), as amended and currently in force, and the Project falls within the thematic axis/pillars of the RRF Scheme “Extroversion”, according to the definition of Eligible Actions as defined in the RRF Funding Request. The Project has been determined to be eligible to be financed using RRF Funds together with the co-financing funds by the independent Evaluator (as defined below). The aforementioned Evaluator, after completing the eligibility control of the Investment Plan and the RRF Funding Request of the Issuer, in accordance with the respective provisions of the Invitation of the Banks and in general with the RRF Legal Framework (as defined below), and having evaluated them positively, notified the Issuer and NBG being the recipient of the RRF Funding Request of its relevant report, entitled “Independent Auditor’s Assurance Report”, which was addressed to the Special Department for the Coordination of the RRF (hereinafter, the “Audit Report”).

The Audit Report:

a.	confirmed the eligibility of the investment plan of the Issuer in relation to the construction and development of the Project (the “Investment Plan”) and, in particular, it was confirmed that the eligible investment costs fall under the Eligible Action “Extroversion”;

b.

assessed that the eligible investment costs amounts to EUR seven hundred ninety-nine million five hundred eighty-five thousand three hundred ninety-six (€799,585,396), of which approximately 25% will be financed by the Project RRF Loans of up to EUR 200,000,000;

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c.

confirmed that the Investment Plan complies with the ‘Do No Significant Harm Principle’ for not pursuing economic activities that significantly harm any environmental objective within the meaning of Article 17 of Regulation (EU) 2020/852; and

d.	confirmed that the granting of the Project RRF Loans to the Issuer does not constitute state aid.

(F)

Piraeus Bank S.A. does not have the RRF Funds required for the funding of the Eligible Costs available on the Signing Date and therefore intends to provide a bridge loan (divided into the Project PB Bridge Co-financing Loan and the Project PB Bridge RRF Loan and evidenced by the Series Project PB Bridge RRF Bonds and the Series Project PB Bridge Co-financing Bonds) until the RRF Funds are available whereupon the Project PB Bridge Co-financing Loan and the Project PB Bridge RRF Loan will be refinanced by the Project RRF PB Loan and the Project Co-financing PB Loan respectively.

(G)

In execution of the above, it is hereby agreed that the Issuer shall issue Project Bonds relating to the Project Term Loan, the Project RRF NBG Loan, the Project RRF PB Loan, the Project Co-financing NBG Loan, the Project Co-financing PB Loan, the Project PB Bridge RRF Loan and the Project PB Bridge Co-financing Loan of up to the amount of EUR six hundred and eighty million, four hundred thousand (€680,400,000) in aggregate, Series Project Cost Overrun Bonds up to the amount of EUR sixty million (€60,000,000) in aggregate, and Series Project VAT Bonds up to the amount of EUR thirty million (€30,000,000) in aggregate, in each case for the purposes described in Clause 3.1 (Use of proceeds).

(H)	The Project Bonds will be subscribed by the Bondholders, at the relevant time, as follows:

a.	the Greek State shall subscribe, through utilisation of RRF Funds, the Series Project RRF NBG Bonds and the Series Project RRF PB Bonds; and

b.

NBG and Piraeus Bank S.A. will subscribe, through their own respective available funds, Series Project Term Bonds, Series Project Co-financing NBG Bonds, Series Project PB Bridge RRF Bonds, Series Project PB Bridge Co-financing Bonds, the Series Project VAT Bonds, the Series Project Cost Overrun Bonds and, following the RRF Funds PB Availability Date, the Series Project Co-financing PB Bonds.

(I)	The Issuer and the Bondholders shall use their respective best efforts to comply with the requirements of RRF Regulation to secure financing of an amount of, at least, EUR 200,000,000 in aggregate, by means of the RRF through utilisation of RRF Funds, to be made available via the Series Project RRF NBG Bonds and Series Project RRF PB Bonds.

(J)	Pursuant to a resolution of the board of directors dated on or about the date hereof, the Issuer has approved the borrowing of monies by means of the Project Bonds described under Recital (H) above.

(K)	The Issuance of the Series Project RRF NBG Bonds and Series Project RRF PB Bonds will take place in accordance with the provisions of Company Law (as defined below) articles 59-74, article 14 of Law No. 3156/2003, the Invitation of the Greek State, the Invitation of the Banks, the Operational Agreements and the RRF Legal Framework.

(L)	Under the terms of this Project Debt Programme the Issuer sets out the terms and conditions of the Project Bonds, as required by the Company Law (as defined below). The Project Debt Programme constitutes a bond programme (πρόγραμμα) as set out in Article 60.3 of the Company Law.

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IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Definitions

In this Project Debt Programme:

“Acceptable Bank” means a financial institution on the Acceptable Bank List, or any other North American or European financial institution with the same or better minimum long term unsecured and non-credit-enhanced debt rating as the rating quoted by at least two (2) of Standard & Poor’s Rating Services, Moody’s Investor Services Limited or Fitch Ratings Ltd not earlier that one (1) week prior to Financial Close for any one of the financial institutions on the Acceptable Bank List, provided that, if the credit rating of any of the for ementioned financial institutions (including those on the Acceptable Bank List) is downgraded below a long term unsecured and non-credit-enhanced debt rating of ‘A-’/‘A3’ (as applicable) as quoted by at least two (2) of Standard & Poor’s Rating Services, Moody’s Investor Services Limited or Fitch Ratings Ltd, it shall cease to be an Acceptable Bank for the purposes of this definition unless and until it is upgraded back to (or above) that rating.

“Acceptable Bank List” means:

(a)	Bank of Montreal;

(b)	Bank of America N.A. Canada branch;

(c)	Canadian Imperial Bank of Commerce;

(d)	HSBC Bank Canada (a Subsidiary of HSBC Holdings Plc);

(e)	National Bank of Canada; or

(f)	Royal Bank of Canada; and

(g)	for the purposes of Clause 35.11(a)(ii) (Impaired Agent) only, NBG or Piraeus Bank S.A.

“Acceptable Credit Support” has the meaning given to it in the Shareholder Support Agreement.

“Account Bank” has the meaning given in the parties section, and includes any person who subsequently replaces that person and becomes the account bank in accordance with this Project Debt Programme.

“Accounts Pledge and Assignment Agreement” means the Greek law governed account pledge and assignment agreement granting Security Interests over the Secured Accounts (other than the VAT Account) located in Greece (as defined therein) in favour of the Bondholder Agent dated on or about the date hereof, and made between the Issuer and the Bondholder Agent.

“Acquisition Date” has the meaning given to it in Clause 6.3(c)(ii) (Reborrowing of Series Project VAT Bonds).

“Acquisition Notice” means any notice delivered by Issuer to the Facilities Agent substantially in the form of Part A of Schedule 4 (Form of requests relating to Series Project VAT Bonds).

“Act of Transfer” means the act set out in the reverse of the Certificate.

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“Additional Royalty” has the meaning given to that term under the Investment Agreement.

“Advisors” means the LTA, LMA, LLA, LIA, and each other adviser or consultant appointed in accordance with Clause 33.45 (Appointment of Advisors) and “Advisor” means any one of them.

“Affected Bondholder” means, in relation to a Market Disruption Event, those Bondholders who have a participation in Project Bonds whose rate-fixing has been subject to such Market Disruption Event.

“Affiliate” means, in relation to a person or entity, any other person or entity who, directly or indirectly is in Control of, or Controlled by, or is under common Control with, that person or entity.

“Anti-Money Laundering Laws” means any applicable laws and regulations in force in the European Union and the Greek State, the United Kingdom, Canada or any other jurisdiction to the extent the relevant Obligor is required to comply with such law or regulation relating to anti-money laundering or anti-terrorism financing.

“Applicable Interest Rate” means

(a)

with respect to the Series Project Term Bonds, the Series Project Cost Overrun Bonds, the Series Project VAT Bonds, the Series Project PB Bridge Bonds, the Series Project Co-financing NBG Bonds and the Series Project Co-financing PB Bonds, EURIBOR plus the relevant Applicable Margin per annum;

(b)	with respect to the Series Project RRF NBG Bonds, three point zero four per cent (3.04%) per annum ; and

(c)

with respect to the Series Project RRF PB Bonds, per annum the reference rate as defined in the Commission Notice 2008/C 14/02 and as such will be set taking into account the Issuer and the Eligible Investment, in each case as determined on or immediately before the first Issue Date of Series Project RRF PB Bonds (the “PB RRF Interest Rate”).

“Applicable Margin” means:

(a)

in respect of the Series Project PB Bridge RRF Bonds, the Series Project PB Bridge Co-financing Bonds, the Series Project Co-financing NBG Bonds, the Series Project Co-financing PB Bonds and the Series Project Term Bonds:

(i)	until and including Project Completion, 2.95% per annum; and

(ii)	after Project Completion, 2.75% per annum;

(b)	in respect of Series Project Cost Overrun Bonds:

(i)	until and including Project Completion, 3.45% per annum; and

(ii)	after Project Completion, 3.25% per annum; and

(c)	in respect of the Series Project VAT Bonds, 2.75 % per annum.

“Approved Environmental Terms” means the approved terms included in the Joint Ministerial Decision with Ref. No. 201745/26.07.2011 [ΑΔΑ: 4ΑΣΔ0-ΩΔ0], as amended by Decision with Ref. No. ΥΠΕΝ/ΔΙΠΑ/98133/6407/29.04.2021 [ΑΔΑ: ΡΩ7Z24653Π8-9ΕΝ] and Decision with Ref. No. YΠΕΝ/ΔΙΠΑ/105436/6747/21.06.2022 [ΑΔΑ:9ΦΟΘ4653Π8-ΜΑΥ] and as extended by Decision with Ref. No. ΥΠΕΝ/ΔΙΠΑ/21746/1420/24.03.2021 [ΑΔΑ: 9Θ1Δ4653Π8-8ΒΤ] which have to be observed by the Issuer for carrying out of its operations in compliance with the Environmental Law as those may be amended or supplemented and applicable from time to time.

– 8 –

“Assignment of Contracts” means the offshore assignment of contracts dated on or about the date hereof and made between the Issuer and the Bondholder Agent.

“Assignment of Equity Subordinated Loans” means each and any assignment deed made between any lender under an Equity Subordinated Loan and the Bondholder Agent, in the form initialled by the Parties prior to Financial Close.

“Assumptions” means the reasonable technical and economic assumptions incorporated in the Base Case Financial Model delivered to the Facilities Agent at or before Financial Close in accordance with Part A (Initial Conditions Precedent) of Schedule 1 (Conditions Precedent), as amended from time to time in accordance with and subject to this Project Debt Programme.

“Audit Report” has the meaning given to such term in recital (E) of the Preamble.

“Authorised Representative” means a person named in Part A (Authorised Representative) of Schedule 20 (Authorised Representatives and Call-Back Contacts), as amended pursuant to Clause 12.9 (Instructions to the Account Bank).

“Available Commitment” means in respect of a Series, a Bondholder’s Series Subscription Commitment minus:

(a)	the nominal amount of outstanding Project Bonds in respect of such Series held by such Bondholder; and

(b)	in relation to any other Request pending, the nominal amount of Project Bonds that are due to be issued under such Series allocated by the Bondholder Agent to be subscribed by such Bondholder.

“Available Funding” means, on any date, without double counting, the aggregate of:

(a)	each Bondholder’s Available Commitments under the Series Project RRF NBG Bonds, the Series Project Co-financing NBG Bonds and the Series Project Term Bonds;

(b)

each Bondholder’s Available Commitments under either the Series Project PB Bridge RRF Bond and the Series Project PB Bridge Co-financing Bonds (prior to the RRF Funds PB Availability Date) or the Series Project RRF PB Bonds and the Series Project Co-financing PB Bonds (after the RRF Funds PB Availability Date);

(c)	the amount of any credit balance in the Project Proceeds Account and the Project Equity Account;

(d)	the amount of any Compensation Proceeds, liquidated damages or other compensation sums, which are undisputed and due and payable to the Issuer at such time; and

(e)

the undrawn amounts under any Acceptable Credit Support, or the amounts which remain undrawn, committed and exclusively available for use by the Issuer in connection with the Project under equity facilities which are in form and substance reasonably satisfactory to the Facilities Agent.

“Availability Period” means,

(a)

in respect of the Series Project RRF NBG Bonds, the Series Project Co-financing NBG Bonds, the Series Project Term Bonds, the Series Project VAT Bonds and the Series Project Cost Overrun Bonds, the period starting on and including Financial Close to and including the date falling on the earlier of:

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(i)	31 March 2026 or if the Issuer has exercised the Deferral Option, 26 August 2026; and

(ii)	the date falling three (3) months after Project Completion;

(b)

in respect of the Series Project PB Bridge RRF Bonds and the Series Project PB Bridge Co-financing Bonds the period starting on and including Financial Close to and including the date falling on the earlier of:

(i)	RRF Funds PB Availability Date;

(ii)	31 March 2026 or if the Issuer has exercised the Deferral Option, 26 August 2026; and

(iii)	the date falling three (3) months after Project Completion; and

(c)

in respect of the Series Project RRF PB Bonds and the Series Project Co-financing PB Bonds, the period starting on and including the RRF Funds PB Availability Date and ending on and including the date falling on the earlier of:

(i)	31 March 2026 or if the Issuer has exercised the Deferral Option, 26 August 2026; and

(ii)	the date falling three (3) months after Project Completion.

“Bank of Greece Levy” means the special levy pursuant to Greek law 128/75, including any penalties, charges, costs and interest in relation thereto.

“Base Case Financial Model” means the base case financial projections forecast prepared by the Issuer and agreed between the Issuer and the Bondholders demonstrating the cash flow projections for the Project and all of the Non-Project Operations on a consolidated basis at the Issuer level and at the Project level (as applicable) up to the Maturity Date and based on certain agreed assumptions, as delivered by the Issuer to the Facilities Agent in accordance with Part A (Initial Conditions Precedent) of Schedule 1 (Conditions Precedent), as amended, updated and replaced from time to time as agreed to between the Parties in accordance with Clause 23.1 (Initial Base Case Financial Model and Annual Updates) and the terms and conditions of this Project Debt Programme.

“Bondholder” means:

(a)	any Project Bondholder; and

(b)	any VAT Bondholder.

“Bondholder Agent” has the meaning given in the parties section, and includes any person who subsequently replaces that person and becomes bondholder agent for the Bondholders in accordance with this Project Debt Programme.

“Break Costs” means for the amount (if any) by which:

(a)	with respect to any Series, other than the Series Project RRF Bonds, the amount (if any) by which:

(i)

the interest (excluding the Applicable Margin) which a Bondholder should have received for the period from the date of receipt of all or any part of its participation in a Project Bond or an Unpaid Sum to the last day of the current Interest Period in respect of that Project Bond or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period, exceeds:

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(ii)

the amount which that Bondholder would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

(b)

with respect to the Series Project RRF Bonds, the amount of interest (if any) which a Bondholder of Series Project RRF Bonds should have received for the period from the date of receipt of all or any part of its participation in the Series Project RRF Bond or an Unpaid Sum to the last day of the current Interest Period in respect of that Series Project RRF Bond or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period.

\

“Budgets” means the Non-Project Budget, Construction Budget, Pre-Completion Operating Budget and/or the Post-Completion Operating Budget (as applicable). “Business Day” means:

(a)	a day (other than Saturday or Sunday) on which banks are open for general business in Greece, The Netherlands and Vancouver, Canada; and

(b)	in relation to a payment or rate fixing in or other matter relating to Euros, a TARGET Day.

“Calculation Date” means 30 June and 31 December of each year.

“Calculation Notice” means a notice issued by the Issuer in respect of the Calculation Date immediately following the date of the notice, which confirms the following:

(a)	calculations of the Historic DSCR and the Projected DSCR for the relevant Calculation Date;

(b)	if the Issuer proposes to make a transfer to the Distributions Account on the relevant Calculation Date:

(i)	a calculation showing that on the relevant Calculation Date and on each Calculation Date until the Final Maturity Date, the Reserve Tail Ratio is greater than the Minimum Reserve Tail Ratio;

(ii)

evidence that, following the making of any proposed Distribution, the Issuer is forecast to have (including forecasted revenues during the applicable period) sufficient funds for payment of one hundred per cent. (100%) of projected sustaining capex for a period of twelve (12) months following the payment of such Distribution;

(iii)

calculations showing that on the relevant Calculation Date, the Historic DSCR, the Loan Life Cover Ratio and Projected DSCR, meet or exceed the levels required in accordance with the applicable Distribution Conditions; and

(iv)	confirmation that the other Distribution Conditions are satisfied;

(c)

the amounts of each payment required to be made to the Bondholder Agent, the Facilities Agent, the Account Bank and any other Finance Party pursuant to Clause 13.2(b) (Withdrawals from the Project Proceeds Account) on the Calculation Date immediately following the date of the notice; and

(d)	if,

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(i)

the Issuer is entitled to, and proposes to make a transfer to the Distributions Account on such Calculation Date and/or a payment will otherwise be due pursuant to Clause 7.11 (Mandatory Prepayment – Cash Sweep), the notice shall also set out the amount of Excess Cash, the amount of the payment required pursuant to Clause 7.11 (Mandatory Prepayment – Cash Sweep) and, if applicable, the amount proposed to be transferred to the Distributions Account, together with details of the same; or

(ii)

 the Issuer does not propose to make a transfer to the Distributions Account on such Calculation Date and a payment will not otherwise be due pursuant to Clause 7.11 (Mandatory Prepayment – Cash Sweep), the notice shall specify this.

“Calculation Period” means,

(a)		in respect of the first Calculation Date:

	(i)	for historical calculations, the period of six (6) months ending on that Calculation Date; and

	(ii)	for forecast calculations, the period of twelve (12) months starting on the day after such Calculation Date (or, in respect of any Calculation Date falling less than twelve (12) months prior to the Maturity Date, the period commencing on the day after such Calculation Date and ending on the Maturity Date).

(b)	in respect of each Calculation Date following the first Calculation Date:

	(i)	for historical calculations, the period of twelve (12) months ending on that Calculation Date; and

	(ii)	for forecast calculations, the period of twelve (12) months starting on the day after such Calculation Date (or, in respect of any Calculation Date falling less than twelve (12) months prior to the Maturity Date, the period commencing on the day after such Calculation Date and ending on the Maturity Date).

“Call-back Contact” means a person named in Part B (Call-back Contacts) of Schedule 20 (Authorised Representatives and Call-Back Contacts), as amended pursuant to Clause 12.9 (Instructions to the Account Bank).

“Capital Expenditure” means the aggregate of all amounts required to be paid by the Issuer by way of expenditure for fixed or capital assets, plant and equipment in connection with the Project or Non-Project Operations, including (a) expenditure incurred in connection with all development costs; (b) working capital referred to in the Base Case Financial Model and the Life of Mine Plan; and (c) the capital element of any expenditure incurred under a Capital Lease, in each case which would be treated as capital expenditure in accordance with IFRS.

“Capital Lease” means any lease, hire purchase contract, deferred purchase agreement or any other arrangement conveying the right to use real or personal property or a combination thereof, which would, in accordance with IFRS, be treated as a finance or capital lease giving rise to a balance sheet liability.

“Cash” means, at any time, cash deposited in an Issuer Account and for so long as:

(a)	that cash is repayable on demand;

(b)	repayment of that cash is not contingent on the prior discharge of any other indebtedness of the Issuer or of any other person whatsoever or on the satisfaction of any other condition;

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(c)

there is no Security Interest granted over that cash except for Transaction Security or any Permitted Security Interest constituted by a netting or set-off arrangement entered into by the Issuer in the ordinary course of its banking arrangements; and

(d)	the cash is freely and immediately available to be applied in repayment or prepayment of the Project Bonds.

“Cash Flow Available for Debt Service”, or “CFADS” means the aggregate amount of:

(a)	all revenues received (or in relation to a projection, projected to be received) by the Issuer into the Project Proceeds Account and the Non-Project Operations Account; plus

(b)

(i) during the period starting on the First Repayment Date and ending on the date falling one year thereafter (the “First Period”), 100% of the amounts standing to the credit of the Sustaining Capital Account up to the then Required Sustaining Capital Balance;

(ii)	during the period starting on the day after the end of the First Period and ending on the date falling one year thereafter (the “Second Period”), 33.333% of the amounts standing to the credit of the Sustaining Capital Account up to the then Required Sustaining Capital Balance;

(iii)	during the period starting on the day after the end of the Second Period and ending on the date falling one year thereafter (the “Third Period”), 25% of the amounts standing to the credit of the Sustaining Capital Account up to the then Required Sustaining Capital Balance;

(iv)	and in each of the First Period, the Second Period and Third Period, any amounts transferred to the Project Proceeds Account from the Sustaining Capital Account which are in excess of the applicable Required Sustaining Capital Balance; and

(v)	at all times after the end of the Third Period, any amounts transferred to the Project Proceeds Account from the Sustaining Capital Account which are in excess of the applicable Required Sustaining Capital Balance; plus

(c) any amounts transferred to the Project Proceeds Account from the Debt Service Reserve Account which are in excess of the applicable DSRA Required Balance; less

(d) operating expenses and taxes paid (or in relation to a projection, projected to be paid) by the Issuer in relation to the Project and Non-Project Operations, less

(e)

any amounts required to be transferred to the Statutory and Additional Royalty Account, the Debt Service Reserve Account (in order to maintain the DSRA Required Balance) and the Sustaining Capital Account (in order to maintain the Required Sustaining Capital Balance such that the relevant Event of Default with respect to maintenance of the Required Sustaining Capital Balance is not breached), for the relevant Calculation Period.

“Certificate” means a certificate substantially in the form set out in Schedule 2 (Form of Project Bond Certificate) comprising the relevant Project Bonds.

“Cessation Date” has the meaning given to it in Clause 33.57 (Resignation of the Account Bank).

“Cessation Notice” has the meaning given to it in Clause 33.57 (Resignation of the Account Bank).

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“Change in Law” means, in relation to Clause 18 (Taxes), any change in (or in the interpretation, administration or application of) any law, regulation or Treaty (as defined in Clause 18 (Taxes)) or any published practice or concession of any relevant taxing authority and, in relation to Clause 19 (Increased Costs), means, in addition, any change in (or in the interpretation, administration or application by any governmental body or regulatory body of) any law, regulation or Treaty or any published practice or concession of any such body (whether or not having the force of law but if not, being of a type with which a Finance Party or Affiliate is expected or required to comply) other than (in both cases)any change that occurs pursuant to or otherwise as a result of the adoption, ratification, approval or acceptance of the MLI in or by any jurisdiction (including any double tax treaty-related changes pursuant to that MLI).

“Change of Control” means the Sponsor ceases to directly or indirectly own 100% of the Share Capital or Control in the Issuer, other than as permitted by Clause 31 (Permitted Share Transfers).

“Charged Property” means the assets of the Issuer which from time to time are, or are expressed to be, the subject of the Transaction Security.

“Code” means the US Internal Revenue Code of 1986.

“Company Law” means Greek law 4548/2018.

“Compensation Proceeds” means any amounts payable to or received by, or for the account of, any Obligor or any Affiliate of any Obligor as compensation for any loss related to the Project, after deducting any expenses which are incurred by any such person with respect to the recovery or payment of such amounts to such person and any Tax incurred or required to be paid by such person in connection with such amount (as reasonably determined by that person on the basis of existing rates and taking into account any available credit, deduction or allowance), including:

(a)	Insurance Proceeds;

(b)	Termination Compensation;

(c)	any delay or liquidated damages under any Material Project Document; and

(d)	to the extent not covered by limb (b) above, any compensation received from any Governmental Entity or Competent Authority:

(i)

in relation to partial or total nationalisation, expropriation or compulsory purchase of the Project, any interest in the Project, any asset or right (irrespective of how that right is described) of any Obligor relating to the Project;

(ii)

in respect of the release, inhibition, modification, suspension or cancellation of any rights, easements or covenants enjoyed by or benefiting the Project, or the imposition of any restrictions affecting the Project, or the grant of any easements or rights over or affecting the Project or any part of it; and

(iii)

in respect of refusal, revocation, suspension or modification of any Project Authorisation or Environmental or Social Permit or other official permission, consent, authorisation or exemption or any other official order or notice restricting the construction or operation of the Project.

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“Competent Authority” means any governmental, supranational, local government, statutory or regulatory body or any subdivision thereof and/or any ministerial or governmental, quasi-governmental or other regulatory department, body, instrumentality, agency or official court or tribunal having jurisdiction over any Obligor, the Project or the subject matter of, or any party (other than a Finance Party) to, any of the Transaction Documents including, without limitation, the Special Department for the Coordination of the RRF, the Financial Audit Committee, the European Commission, the European Anti-Fraud Office, the European Court of Auditors and the European Public Prosecutor’s Office, as well as any other authority, body or agency of the European Union and/or of the Greek State competent to scrutinise the use of the RRF Funds.

“Compliant Contract Notice” has the meaning given in Clause 29.10(a) (Material Construction Contract & Material O&M Contract).

“Compliant Contract Notification Period” has the meaning given in Clause 29.10(b) (Material Construction Contract & Material O&M Contract).

“Confidential Information” means all information relating to the Project, the Group Companies, the Transaction Documents or the Project Debt Programme of which a Finance Party receives in writing (or which is promptly confirmed in writing) in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or the Project Debt Programme from either:

(a)	any Group Company or any of their respective advisers or any other person on any of their behalf; or

(b)

another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any Group Company or any of their respective advisers or any other person on any of their behalf, in whatever form, and includes any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(i)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 47 (Confidentiality);

(ii)	is identified in writing at the time of delivery as non-confidential by any Group Company or any of their respective advisers or any other person on any of their behalf; or

(iii)

is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group Companies and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

“Confidentiality Undertaking” has the meaning given in Clause 47.2(d) (Disclosure of Confidential Information).

“Construction Budget” means the construction budget prepared by the Issuer on the basis of Assumptions and projections for the Project in respect of Construction Costs and agreed between the Issuer and the Bondholders (acting reasonably based on the advice of the LTA), as updated from time to time in accordance with Clause 23.4 (Budgets)).

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“Construction Costs” means, without duplication, all costs incurred by the Issuer in connection with the design, procurement and construction of the Project until Project Completion, including Pre-Completion Operating Costs, Pre-Completion Financing Costs, taxes, preservation of patents and insurance premiums payable in respect of the Project and the costs of legal and other advisors, expenses and fees incurred, in each case, in respect of the Project until Project Completion.

“Construction Progress Report” means a report prepared by the LTA in the form agreed between the Issuer and the Bondholders and delivered on a quarterly basis within thirty (30) days after each Quarter Date during the period from Financial Close until Project Completion.

“Construction Report” means a report prepared by the Issuer in accordance with Clauses 25.1(a) and (b) (Construction Report).

“Contracting Strategy” means the contracting strategy in connection with the development, design, construction, operation and maintenance of the Project and Project Assets as further described in Schedule 16 (Contracting Strategy);

“Control” means, in relation to a person or entity, the power, directly or indirectly, and whether alone or acting in concert: (a) to vote, or direct the voting of more than 51% of the voting rights of a person or entity; and (b) to direct or cause the direction of the management and policies of a person or entity, whether by contract or otherwise. For the purpose of this definition, acting in concert, shall mean two or more persons: (i) who are Controlled by the same person or entity and jointly have the power to exercise Control over another person or entity; or (ii) who have entered into a binding agreement in relation to the exercise of powers that gives one of them the ability to Control a person or entity.

“Corrupt Practice” means any act or omission which is corrupt in nature, including:

(a)	the offering, giving, receiving or soliciting, directly or indirectly, of anything of value to influence improperly the actions of another party; and

(b)	any act which has been found or is likely to be found by a court of competent jurisdiction to constitute an offence under any applicable Corrupt Practices Laws.

“Corrupt Practices Laws” means:

(a)	the OECD Convention of 17 December 1997 with respect to measures against corruption of foreign public officials and any OECD Guidelines or Action Statements with respect thereto;

(b)

any other law or regulation, and the principles set out in the same, relating to bribery, kick-backs, anti-corruption or similar business practices to which any Obligor or any Finance Party is bound to comply and/or ensure or procure compliance with, including:

(i)	the UK Bribery Act 2010;

(ii)	the Foreign Corrupt Practices Act 1977; and

(iii)

any other similar law or regulation in force in the European Union and the Greek State, Canada, or any other jurisdiction to the extent that the relevant Obligor, or any Finance Party is required to comply with that law or regulation.

“Cost Overrun” means the amount (if any) by which projected Pre-Completion Project Costs exceed Available Funding plus operating revenues prior to Project Completion with respect to the Project (which has been received in cash into the Project Proceeds Accounts, or otherwise projected to be received as cash that will be available to pay for Pre-Completion Project Costs) as at the time when the Cost Overrun is calculated.

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“Cost to Complete Certificate” means a certificate, substantially in the form set out in Part C (Form of Cost to Complete Certificate) of Schedule 7 (Issuer Certificates) and duly signed by two authorised signatories of the Issuer and verified by the LTA.

“Costs Certificate” means a certificate, substantially in the form set out in Part B (Form of Costs Certificate) of Schedule 7 (Issuer Certificates) and duly signed by two authorised signatories of the Issuer and verified by the LTA.

“Debt Purchase Transaction” means, in relation to a person, a transaction where such person:

(a)	purchases by way of assignment or transfer;

(b)	enters into any sub-participation in respect of; or

(c)	enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of,

any Series Subscription Commitment or amount outstanding under this Project Debt Programme. “Debt Service Obligations” means the aggregate amount of:

(a)	fees, interest, financing costs and charges in relation to the Series (other than with respect to the Series Project VAT Bond) and hedging costs (if any); and

(b)	repayment instalments under the Project Term Loan, the Project RRF Loans, the Project PB Bridge Loans, the Project Co-financing Loans and the Project Cost Overrun Loan,

each payable (or, in respect of any future period, projected to be payable) by the Issuer during the relevant Calculation Period.

“Debt Service Reserve Account” means the account numbered 5050107978602 denominated in Euros opened by the Account Bank in the name of the Issuer and designated “Debt Service Reserve Account”.

“Default” means any Event of Default or any event or circumstance specified in Clause 32 (Events of Default) which would with the passing of time, expiry of a remedy period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing becomes an Event of Default.

“Defaulting Bondholder” means:

(a)	any Subscriber which has failed to make available or participate in a Project Bond when required to do so under this Project Debt Programme;

(b)

any Subscriber which has, or a Holding Company of which has, given notice to the Issuer or the Facilities Agent that it does not intend to make available or participate in a Project Bond when required to do so under this Project Debt Programme or which has repudiated its obligation to do so;

(c)	any Subscriber which has otherwise rescinded or repudiated a Finance Document;

(d)	any Subscriber in respect of which an Insolvency Event has occurred;

unless, in the case of paragraph (a) above:

(i)	its failure to make available or participate is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

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payment is made within three (3) Business Days of its due date; or

(ii)	that Subscriber is disputing in good faith whether it is contractually obliged to make the payment in question.

“Deferral Option” means the option available to the Issuer to be exercised pursuant to the terms set out in Clause 27.13 (Exercise of Deferral Option).

“Development Plan” means, collectively (a) the Environmental and Social Management Plan, and (b) the relevant Budget (as the same may each be updated from time to time in accordance with this Project Debt Programme).

“Direct Agreements” means:

(a)	each Material Construction Contract Direct Agreement;

(b)	the State Direct Agreement; and

(c)

any other document which is in form and substance satisfactory to the Bondholders and designated as a “Direct Agreement” by the Facilities Agent and the Issuer (each acting reasonably) after Financial Close.

“Direct Agreement Template” means the template for a direct agreement to be entered into in connection with the applicable Material Construction Contract, in accordance with Clause 29.10 (Material Construction Contract & Material O&M Contract) and substantially in the form set out in Schedule 21 (Form of Direct Agreement).

“Disclosed Subsidiary” means Macedonian Copper Mines SA.

“Disruption Event” means either or both of:

(a)

a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Project Debt Programme (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)

 the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party from performing its payment obligations under the Finance Documents, and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted. “Distribution” means:

(a)

any payment by the Issuer, of dividends or other distribution (whether in cash or in kind) and any bonus issue or any return of capital including any payment in respect, or on the redemption, of any Share Capital whether at a premium or otherwise;

(b)

any payment of interest, principal or any other amount in respect of any Equity Subordinated Loan or in respect of any Financial Indebtedness owed by the Issuer to any of its direct or indirect shareholders or other Affiliates, including any purchase by the Issuer of any Equity Subordinated Loan or such Financial Indebtedness;

(c)

any payment or discharge by way of set-off, counterclaim or otherwise in respect of Financial Indebtedness made by the Issuer to any of its direct or indirect shareholders or other Affiliates or in respect of Equity Subordinated Loans; and

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(d)

any payment of any management, administration, advisory, consultancy or other similar type of fees or expenses made by the Issuer to any of its Affiliates, except for such payments that are in the relevant approved Budget or intra-group management, personnel secondment and technical support agreements approved by the Bondholders from time to time.

“Distribution Conditions” means each of the following conditions:

(a)	on the relevant Calculation Date, the Historic DSCR for the Calculation Period ending on that Calculation Date is equal to or greater than 1.30x;

(b)	on the relevant Calculation Date, the Projected DSCR for the Prospective DSCR Calculation Period is equal to or greater than 1.30x;

(c)	on the relevant Calculation Date, the Loan Life Cover Ratio is equal to or greater than 1.40x; and

(d)	on the relevant Calculation Date and on each Calculation Date until the Final Maturity Date the Reserve Tail Ratio is greater than the Minimum Reserve Tail Ratio;

(e)	Project Completion has occurred;

(f)	the First Repayment Date has occurred;

(g)	no Default has occurred and is continuing;

(h)	the Debt Service Reserve Account is funded at the applicable DSRA Required Balance;

(i)	the Sustaining Capital Account is funded at the applicable Required Sustaining Capital Balance;

(j)

the Issuer has provided evidence that following the making of such Distribution, the Issuer is forecast to have (including forecasted revenues during the applicable period) sufficient funds for payment of 100% of projected sustaining capex for the period of 12 months following the payment of any Distribution, and

(k)	the transfer into the Distributions Account is made within ten (10) Business Days of the relevant Calculation Date;

“Distributions Account” means each of the account numbered 5050107978653 denominated in Euros opened with the Account Bank in the name of the Issuer and designated “Distributions Account – EUR” and an account numbered 5050107978700 denominated in USD opened with the Account Bank in the name of the Issuer and designated “Distributions Account – USD”, or any one of them as the context requires.

“DSRA Required Balance” means an amount equal, from time to time, to fifty percent (50%) of the aggregate Debt Service Obligations for the next twelve (12) months.

“EBITDA” means the EBITDA of the Issuer as set out in the then current Base Case Financial Model, being earnings before income tax, depreciation, interest expense, interest income and financing fees.

“EBRD” means the European Bank for Reconstruction and Development.

“Eligibility Criteria” means the investment eligibility criteria, which are considered in the context of financing an investment with RRF Funds, in accordance with the RRF Legal Framework.

“Eligible Actions” has the meaning given to such term in recital (A) of the Preamble.

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“Eligible Costs” means the costs and expenses that may arise during the implementation of the Eligible Investment Plan and have been designated as eligible according to the Audit Report and the provisions of article 2 of the decision no. 120535EX2021 of the Deputy Minister of Finance (Government Gazette B 4521/2021), as amended, in the context of the RRF Legal Framework.

“Eligible Investment” means the proportion of the Project which falls within the Eligible Investment Plan and has been determined by the Evaluator, under the Audit Report, to meet the Eligibility Criteria.

“Eligible Investment Plan” means the Investment Plan to be implemented within the Greek territory, which has been approved as an eligible investment (in Greek “Επιλέξιμη Επένδυση”) under the Recovery and Resilience Facility Scheme following submission of the RRF Funding Request, in accordance with the RRF Legal Framework.

“Emergency” means a condition, circumstance or situation which, in the reasonable opinion of the Issuer:

(a)	was unforeseeable at the time that the applicable Construction Budget, Pre-Completion Operating Budget, Post-Completion Operating Budget, as the case may be, was prepared; and

(b)	presents, or is likely to present, a physical threat to:

(i)	persons or property;

(ii)	the Environment; or

(iii)	the security, integrity or reliability of the Project,

and in the good faith judgement of the Issuer, requires the taking of immediate measures to prevent or mitigate such threat within a timeframe that makes it impractical to obtain the consent of the Bondholders.

“Enforcement Notice” means the notice issued by the Facilities Agent pursuant to Clause 32.30 (Consequences of an Event of Default) following the occurrence of an Event of Default that is continuing.

“Environment” means (but is not limited to):

(a)	the air (including the air within buildings and the air within other natural or man- made structures above or below ground);

(b)	ground water, surface water, coastal or inland waters, aquifers, pipes, drains and sewers;

(c)	land, including buildings and other structures in, on or under it and any soil and anything below the surface of the land; and

(d)	human health or safety, living organisms and ecological systems.

“Environmental and Social Action Plan” or “ESAP” means the environmental and social action plan, prepared by the Issuer based on the ESIA to bring the development, design, construction, operation or maintenance by the Issuer of any project or operations of the Issuer in line with the Environmental and Social Standards, as the same may be amended from time to time with the consent of the Majority Bondholders.

“Environmental and Social Impact Assessment” or “ESIA” means the environmental and social impact assessment prepared by Enveco S.A. and ERM Consultants Canada Ltd in accordance with the Environmental and Social Standards and published on 15 July 2022 to assess the environmental and socio economic impacts and opportunities of the Kassandra Mines and to put in place appropriate plans to ensure any impacts in the context of environmental and social matters are minimised and community benefits are maximized.

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“Environmental and Social Incident and Environmental and Social Accident” means any condition, circumstance or situation that arises or occurs in connection with the Project and such circumstance or situation:

(a)

is an incident or accident relating to public or occupational health or safety and/or environmental and/or material social matters the occurrence of which is required to be notified to any Governmental Entity or Competent Authority and which adversely affects, or is likely to adversely affect, the ability of the Issuer to operate the Project in accordance with the Environmental and Social Standards and the Development Plan;

(b)

is an incident or accident relating to public or occupational health or safety and/or environmental and/or material social matters which has become or, in the Issuer’s reasonable opinion, is likely to become, public knowledge whether through media coverage or otherwise;

(c)	presents a physical threat to persons or property or the Environment or a threat to the security, integrity or reliability of the Project;

(d)

an event in connection with the Project or Non-Project Operations that causes significant physical injuries or death to one or more persons, significant damage to property, or adverse environmental impacts;

(e)	any explosion, spill or workplace accident which results in death, serious or multiple injuries or material environmental contamination; and/or

(f)	any violent labour unrest.

“Environmental and Social Management Plan” or “ESMP” means the environmental and social management plan prepared for the Kassandra Mines by the Issuer based on the ESAP as amended and supplemented from time to time with the consent of the Facilities Agent (acting on the advice of the LTA).

“Environmental and Social Standards” means:

(a)	applicable Environmental Law;

(b)	applicable Social Law; and

(c)	the IFC Performance Standards on Social and Environmental Sustainability (effective as of 1 January 2012, as may be amended, updated or supplemented from time to time).

“Environmental Contaminant” means any pollutant or contaminant (including any chemical, biological, industrial, radioactive, dangerous, toxic or hazardous substance, water or residue, whether in solid or liquid form or a gas or vapour and whether alone or in combination with any other substance) and any genetically modified organisms.

“Environmental Law” means any applicable law, bylaw, code, guideline, regulation, decree, lawful demand or demand letters or notices, interdicts, judgments, orders, writ, rule, injunction or decree or plans issued, promulgated or approved by or entered into with any Competent Authority in Greece which relates to:

(a)	the pollution or protection of the Environment;

(b)	the conditions of the workplace, including health and safety matters; or

(c)	the generation, handling, storage, use, release, spillage, disposal, transportation or burial of any Environmental Contaminant.

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“Environmental or Social Claim” means any litigation, arbitral proceedings, administrative proceedings, claim, complaint or material notice in connection with a breach or alleged breach of, or any liability or potential liability arising under:

(a)	any applicable Environmental and Social Standard; or

(b)	any applicable Environmental or Social Permit.

“Environmental or Social Permits” means any permit, licence, wayleave, approval, filing, registration, exemption, consent and other authorisation including the Approved Environmental Terms and the filing of any notification, report or assessment required under any applicable Environmental Law or any applicable material Social Law for the operation of the Project or in order for the Issuer to comply with its obligations under the Transaction Documents or generally to operate the Project or Non-Project Operations.

“EPCM Contract” means the Offshore EPCM Contract, the Onshore EPCM Contract and the Umbrella Agreement.

“EPCM Contractor” means the Offshore EPCM Contractor and the Onshore EPCM Contractor.

“EPCM Direct Agreement” means the direct agreement in relation to the EPCM Contracts and to be entered into between the EPCM Contractors, the Bondholder Agent and the Issuer.

“Equipment Pledge Agreement” means the Greek law governed pledge agreement granting Security Interests over the Equipment (as defined therein) in favour of the Bondholder Agent dated on or about the date hereof, and made between the Issuer and the Bondholder Agent.

“Equity Contribution” has the meaning given to it in the Shareholder Support Agreement.

“Equity Subordinated Loan” means any loan advances made available by the Sponsor or an Affiliate of the Sponsor to the Issuer including by way of a loan in a bond format issued by the Issuer substantially in the form set out in of Schedule 15 (Form of Equity Subordinated Loan agreement):

(a)	in respect of which the relevant lender of such loan has acceded to the Intercreditor Agreement as a subordinated party and which are subordinated in accordance with the Intercreditor Agreement; and

(b)

in respect of which the lender has entered into a security assignment agreement which is in form and substance acceptable to the Bondholder Agent under which it has granted an assignment by way of security of all of its rights under such loan in favour of the Bondholder Agent.

“EURIBOR” means, in relation to any Project Bond:

(a)	the applicable Screen Rate as of noon (Athens) on the Quotation Day and for a period equal in length to the Interest Period of that Project Bond; or

(b)	as otherwise determined pursuant to Clause 11.1 (Unavailability of Screen Rate),

and if, in either case, that rate is less than zero, EURIBOR shall be deemed to be zero.

“Euro Insurance Proceeds Account” means the account numbered 5050107978726 denominated in Euros opened by the Account Bank in the name of the Issuer and designated “Euro Insurance Proceeds Account”.

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“Euro Non-Project Operations Account” means the account numbered 5050107979129 denominated in Euros opened by the Account Bank in the name of the Issuer and designated “Euro Non-Project Operations Account”.

“Euro Project Construction / Operating Account” means the account numbered 5050107978840 denominated in Euros opened by the Account Bank in the name of the Issuer and designated “Euro Project Construction / Operating Account”.

“Euro Project Proceeds Account” means the account numbered 5050107978921 denominated in Euros opened by the Account Bank in the name of the Issuer and designated “Euro Project Proceeds Account”.

“Evaluator” means the certified independent eligibility evaluators/auditors who are assigned with the eligibility control of the proposed investment projects, in accordance with the provisions of the Ministerial Decision on the terms and conditions for the granting of loans and, as regards the eligibility control of the Investment Plan that was carried out before the conclusion of this Project Debt Programme, being Grant Thornton S.A. and any other certified independent eligibility evaluators/auditors to be engaged after the Signing Date to evaluate the eligibility control of the Investment Plan.

“Event of Default” means any event or circumstance specified as such in Clause 32 (Events of Default).

“Excess Cash” shall mean the aggregate of:

(a)	the amounts standing to the credit of the Project Proceeds Account and/or the Project Construction / Operating Account cumulatively having made the payments / reserved the amounts required to be made under and in accordance with paragraphs (i) to (xi) (inclusive) of Clause 13.2(b) (Withdrawals from the Project Proceeds Account) and without double counting, having reserved an amount reasonably projected to become due and payable during the following period of ninety (90) days for the Project in the Project Proceeds Account and/or the Project Construction / Operating Account cumulatively; and

(b)	amounts standing to the credit of the Non-Project Operations Account having made the payments / reserved the amounts required to be made under and in accordance with paragraphs (i) to (iii) (inclusive) of Clause 14.2(b) (Withdrawals from the Non-Project Operations Account) and having reserved an amount reasonably projected to become due and payable during the following period of ninety (90) days for the Non-Project Operations Liabilities in the Non-Project Operations Account (provided that such Non-Project Operations Liabilities are provided for in the most recently approved Non-Project Budget).

“Excluded Activities” means the activities listed in article 1 of the Ministerial Decision on Eligibility Criteria and which are excluded from financing through RRF Funds.

“Existing Affiliate Agreement” means any of:

(a) the technical support and consultancy contract for mining-industry-related processes dated 1 March 2022, made between the Issuer and the Tüprag Metal Madencilik Sanayi ve Ticaret A.Ş;

(b) the management contract for services to be performed within Greece in respect of the Kassandra Mines dated 31 March 2022, made between the Issuer and the Sponsor;

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(c) the agreement on the allocation of certain funds and discharge of certain liabilities dated 11 June 2020, made between the Issuer, Tüprag Eksport Ihracat Ve Ltd Sti and MCC Non Ferrous Trading LLC;

(d) the contract for accounting and finance administrative services dated 19 December 2019 (with 2020 & 2021 annexes), made between the Issuer to Thrace Minerals S.A.;

(e) the contract for accounting and finance administrative services dated 19 December 2019 (with 2020 & 2021 annexes), made between the Issuer to Thracean Gold Single Member Mining and Industrial S.A.;

(f) the sublease agreement of offices dated 22 March 2021, made between the Issuer and Thrace Minerals S.A.;

(g) the sublease agreement of offices dated 22 March 2021, made between the Issuer and to Thracean Gold Single Member Mining and Industrial S.A.;

(h) the management contract for services to be performed in respect of the Kassandra Mines dated 3 November 2022, made between the Issuer and Eldorado Gold (Greece) B.V.;

(i) the management contract for services to be performed in respect of the Kassandra Mines, dated on 1 December 2022, made between the Issuer and Eldorado Gold (Hellas) B.V.;

(j) the notarial deed no. 25385 for the lease of nine mineral concessions by the Issuer from the Disclosed Subsidiary dated 18 July 2007; and

(k) any other document designated as such in writing by the Bondholder Agent and the Issuer,

in each case, not including any amendment, modification or extension of any such agreement (other than an extension of validity and any other non-material amendment).

“Existing Liens” means those liens listed in Schedule 23 (Existing Liens).

“Facilities Agent” means:

(a)	on and from the Signing Date until the PB RRF Switch Date, the Original Facilities Agent;

(b)	on and from the PB RRF Switch Date, the Subsequent Facilities Agent; and

(c)	after the PB RRF Switch Date, includes any person who subsequently replaces that person and becomes the facilities agent in accordance with this Project Debt Programme.

“Facility Office” means the office or offices notified by a Bondholder to the Facilities Agent in writing on or before the date on which it becomes a Bondholder (or, following that date, by not less than five Business Days’ written notice) as the office or offices through which it will perform its obligations under this Project Debt Programme.

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)

any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)

any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraph (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

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“FATCA Application Date” means:

(a)	in relation to a “withholdable payment” described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014; or

(b)

in relation to a “passthru payment” described in section 1471(d)(7) of the Code not falling within paragraph (a) above, the first date from which such payment may become subject to a deduction or withholding required by FATCA.

“FATCA Deduction” means a deduction or withholding from a payment under a Finance Document required by FATCA.

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction.

“Feasibility Study” means the feasibility study (as defined in the Canadian Institute of Mining Metallurgy and Petroleum (CIM) Definition Standards) prepared by Fluor Canada Ltd., in respect of the Project dated January 21, 2022.

“Fee Letter” means any letter entered into between one or more Finance Parties and the Issuer, pursuant to which the Issuer agrees to pay certain fees.

“Filter Presses Purchase Order” means the purchase order for six (6) filter presses bearing order no. B9SK-4-0701/B9SK100002 dated 18 May 2022 entered into between the Issuer and Metso Outotec Finland Oy.

“Final Maturity Date” means the later of the Maturity Date and the VAT Bond Final Maturity Date.

“Finance Documents” means:

(a)	this Project Debt Programme;

(b)	each Subscription Agreement;

(c)	each Acceptable Credit Support;

(d)	each Project Bond;

(e)	any Hedging Agreement;

(f)	each Direct Agreement;

(g)	each Fee Letter;

(h)	the Intercreditor Agreement;

(i)	each Security Document;

(j)	each VAT Security Document;

(k)	the Shareholder Support Agreement; and

(l)	any other document designated as such in writing by the Bondholder Agent and the Issuer.

“Finance Parties” means the Bondholders, the Facilities Agent, the Bondholder Agent, the Account Bank, the Mandated Lead Arrangers, and the Hedging Counterparties.

“Financial Close” means the date on which the Facilities Agent gives notice to the Issuer under Clause 4.1 (Initial Conditions Precedent).

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“Financial Indebtedness” means any Indebtedness for or in respect of:

(a)	borrowed money and debit balances at banks or other financial institutions;

(b)	any amount raised by acceptance under any credit facility or dematerialised equivalent;

(c)

any bonds, any amount raised by the issue of redeemable shares, notes, loan stock, commercial paper, acceptance credits, debentures and bills or promissory notes drawn, accepted, endorsed or issued by the Issuer or any Disclosed Subsidiary (as applicable);

(d)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(e)	any amount of any liability in respect of any Capital Lease;

(f)

any credit to the Issuer or a Disclosed Subsidiary (as applicable) from a supplier of goods or under any instalment purchase, Capital Lease or other similar arrangement in respect of goods or services (except any trade accounts payable or any payables arising under any Existing Affiliate Agreement in each case in the ordinary course of business and where payment is due within ninety (90) days after the date of supply or provision of relevant services);

(g)

obligations of the Issuer or any Disclosed Subsidiary (as applicable) to reimburse any other person in respect of amounts paid under a letter of credit, guarantee, bond or similar instrument to the extent such obligations are not cash collateralized;

(h)	any counter-indemnity obligation in relation to a guarantee, guarantee letter of credit, or letter of credit, issued by a bank or financial institution;

(i)	any derivative transactions;

(j)

any amount raised by the issue of redeemable shares which are redeemable (other than at the option of the Issuer or which are payable only out of amounts standing to the credit of the Distributions Account) before the Final Maturity Date;

(k)

amounts raised under any other transaction (including any forward sale or purchase agreement) of a type not referred to any other paragraph of this definition having the commercial effect of a borrowing and which would be classified as a borrowing under IFRS; and

(l)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (k) above.

“Financial Year” means the annual accounting period of the Issuer ending on 31 December in each year.

“First Repayment Date” means 30 June 2026 or if the Issuer has exercised the Deferral Option then 31 December 2026.

“Force Majeure Event” means any event (including but not limited to an act of God, fire, epidemic, pandemic, explosion, floods, earthquakes, typhoons; riot, civil commotion or unrest, insurrection, terrorism, war; strikes or lockouts (other than, in each case, strikes or lockouts involving the employees of the Issuer or the Account Bank (as applicable)); nationalisation, expropriation, redenomination or other related governmental actions; any law, order or regulation of a governmental, supranational or regulatory body) beyond the reasonable control of the Issuer or the Account Bank (as applicable) which restricts or prohibits the performance of the obligations of the Issuer or the Account Bank (as applicable) contemplated in this Project Debt Programme.

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“Forecast CFADS” means, in respect of a period, the CFADS forecast to be received during that period.

“Funding Rate” means any individual rate notified by a Bondholder to the Facilities Agent pursuant to Clause 11.3 (Market Disruption).

“Funding Ratio” means, on any date, the ratio of:

(a)

the aggregate amount in Euros of the outstanding Project Term Loan, the Project RRF Loans, the Project PB Bridge Loans, the Project Co-financing Loans and the Project Cost Overrun Loan, provided that, for the purposes of paragraph 1 of Part C (Conditions Precedent to the Issuance of all Series Project RRF Bonds) of Schedule 1 (Conditions Precedent), only the Project RRF Loans and the Project Co-financing Loans shall be taken into account; and

(b)

the aggregate amount in Euros of all Equity Contributions received by the Issuer on or after the Signing Date and all Recognised Equity Contributions and in each case not either repaid or returned (as applicable), provided that, for the purposes of paragraph 1 of Part C (Conditions Precedent to the Issuance of all Series Project RRF Bonds) of Schedule 1 (Conditions Precedent), only the Equity Contributions and Recognised Equity Contributions applied towards Eligible Costs shall be taken into account.

“Good Industry Practice” means the exercise of that degree of skill, diligence, prudence and foresight which would reasonably and ordinarily be expected to be applied by a skilled and experienced person engaged in the international mining industry.

“Governmental Entity” means any national, supranational, regional or local government, or governmental, administrative, fiscal, judicial or government-owned body, department, commission, authority, tribunal, agency or entity, or central bank (or any person whether or not government owned and howsoever constituted or called, that exercises the functions of the central bank) in each case having jurisdiction over the relevant Party.

“Greek Bankruptcy Code” means Greek Law 4738/2020, as amended from time to time.

“Greek State” has the meaning given in the background section.

“Grid” means the detachable grid forming part of each Certificate and identified as such in the Certificates.

“Group Companies” means the Obligors and the Sponsor, and “Group Company” means any such entity.

“Hedging Agreement” means any master agreement, confirmation, schedule or other agreement to be entered into by the Issuer and a Hedging Counterparty for the purpose of hedging the types of liabilities and/or risks in accordance with the terms of the Hedging Policy.

“Hedging Counterparty” means any entity after it has become a Hedging Counterparty pursuant to Clause 37.7(Hedging Counterparties), which is or has become party to the Intercreditor Agreement as a Hedging Counterparty.

“Hedging Counterparty Accession Undertaking” means the undertaking substantially in the form set out in Schedule 6 (Form of Hedging Counterparty Accession Undertaking).

“Hedging Policy” means the hedging policy set out in Schedule 8 (Hedging Policy).

“Hedging Termination Amounts” means any amount payable by the Issuer under a Hedging Agreement as a result of the termination or close out (whether partial or total) of that Hedging Agreement, other than interest accruing on any amount not paid when due and any Tax in respect of these amounts.

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“Historic Debt Service Cover Ratio” or “Historic DSCR” means, in respect of any Calculation Date on and from the First Repayment Date, the ratio of:

(a)	the aggregate CFADS; to

(b)	Debt Service Obligations which have become due and payable;

in each case, for the Calculation Period ending on that Calculation Date.

“Holding Company” means, in relation to a person, any other person in respect of which it is a Subsidiary.

“Holding Period” means, in respect of a Project VAT Loan repurchased in accordance with Clause 6.3 (Reborrowing of Series Project VAT Bonds) or Clause 7.14 (Mandatory Prepayment and cancellation - Project RRF Loans), the period commencing on the relevant Acquisition Date and ending on the relevant Repurchase Date.

“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board from time to time.

“Illegality Bondholder” has the meaning given to that term in Clause 7.1 (Illegality).

“Illicit Origin” means any origin which is illicit or fraudulent including, without limitation, drug trafficking, corruption, bribery, organised criminal activities, terrorism, money laundering or fraud.

“Impaired Agent” means the Facilities Agent at any time when:

(a)	it has failed to make (or has notified a Party that it will not make) a payment required to be made by it under the Finance Documents by the due date for payment;

(b)	it rescinds or repudiates a Finance Document;

(c)	(if it is also a Subscriber) it is a Defaulting Bondholder under paragraphs (a), (b) or (c) of that definition; or

(d)	an Insolvency Event has occurred and is continuing with respect to the Facilities Agent;

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within three (3) Business Days of its due date; or

(ii)	the Facilities Agent is disputing in good faith whether it is contractually obliged to make the payment in question.

“Increase Bondholder” has the meaning given to that term in 2.15(a)(ii)(C)(1) (Increase).

“Increase Confirmation” means a confirmation substantially in the form set out in Schedule 5 (Increase Confirmation).

“Increased Costs” has the meaning given to that term in Clause 19.1 (Increased Costs).

“Indebtedness” includes any obligation (whether incurred as principal or surety) for the payment or repayment of money, whether present or future, actual or contingent.

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“Ineligible Costs” means the costs and expenses that may arise during the implementation of the Eligible Investment Plan, which have not been designated as eligible according to the Audit Report and the provisions of article 2 of the decision no. 120535EX2021 of the Deputy Minister of Finance (Government Gazette B 4521/2021), as amended, which shall be financed by the Project Term Loan.

“Initial Base Equity Commitment” has the meaning given to it in the Shareholder Support Agreement.

“Initial Financial Statement” means the audited financial statement for its Financial Year ended 2021.

“Initial Life of Mine Plan” means the life of mine plan prepared by the Issuer in a form agreed between the Issuer and the Facilities Agent (acting in consultation with the LTA) and delivered to the Facilities Agent under Clause 9.2 of Part A (Initial Conditions Precedent) of Schedule 1 (Conditions Precedent), to establish, among other things, the expected production levels over the life of the Kassandra Mines for each Kassandra Mine and estimated cash and full costs of production until the Project Termination Date.

“Initial Shareholder” means Eldorado Gold (Hellas) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and address at Barbara Strozzilaan 101, 1083 HN Amsterdam, the Netherlands, trade register number 87963809.

“Initial Shareholder Share Pledge” means the Dutch law governed deed of pledge of shares dated on or about the date hereof granting, in favour of the Bondholder Agent, a first ranking Security Interest over the shares in the Initial Shareholder held by Eldorado Gold (Greece) B.V., corresponding to 100% of the Share Capital of the Initial Shareholder except in so far as such Security Interests are released as permitted by Clause 31 (Permitted Share Transfers).

“Insolvency Event” in relation to an entity means that the entity:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)

institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official;

(e)

has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (d) above and:

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(i)	results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or

(ii)	is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof;

(f)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(g)

seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets (other than, for so long as it is required by law or regulation not to be publicly disclosed, any such appointment which is to be made, or is made, by a person or entity described in paragraph (d) above);

(h)

has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter;

(i)	causes or is subject to any event with respect to it, which under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (h) above; or

(j)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

“Instruction” means any Investment Instruction, Liquidation Instruction or Payment Instruction, or any other instruction, communication or direction which the Account Bank is entitled to rely on for the purposes of this Project Debt Programme.

“Insurance Assignment Agreement” means the Greek law governed agreement for the assignment of insurances proceeds dated on or about the date hereof, and made between the Issuer and the Bondholder Agent.

“Insurance Event” has the meaning given to the term in Clause 7.8(b)(i) (Mandatory Prepayment – Insurance Proceeds).

“Insurance Proceeds” means any amount payable by Insurers or Reinsurers (if any) to the Issuer in respect of claims under the Insurances or Reinsurances (if any), after deducting any expenses incurred by the Issuer with respect to the recovery or payment of such amounts and any Tax incurred or required to be paid by the Issuer in connection with such amount (as reasonably determined by the Issuer on the basis of existing rates and after taking into account any available credit, deduction or allowance).

“Insurance Proceeds Account” means each of the Euro Insurance Proceeds Account and the USD Insurance Proceeds Account, or any one of them as the context requires.

“Insurances” means those insurances required under Schedule 9 (Insurances).

“Insurer” means any insurer with whom any Insurances have been placed.

“Intercreditor Agreement” means the intercreditor agreement dated on or about the date hereof, between and amongst others, the Facilities Agent, the Bondholder Agent, and the Hedging Counterparties.

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“Interest Period” means each period determined in accordance with Clause 10 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 9.3 (Default Interest).

“Interpolated Screen Rate” means, in relation to EURIBOR for any Project Bond, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Project Bond; and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Project Bond,

each as of noon (Athens) on the Quotation Day for the currency of that Project Bond.

“Investment Agreement” means the transfer contract no. 22.138/12-12-2003 ratified by Article 52 of Law 3220/2004 (Government’s Gazette A’ 15/2004) as amended by the investment agreement dated 5 February 2021 ratified by article first of Law 4785/2021 (Government’s Gazette A’ 42/2021) between the Greek State and the Issuer.

“Investment Instruction” means an investment instruction substantially in the form set out in Schedule 18 (Form of Account Bank Investment Instruction).

“Investment Plan” has the meaning given it in recital (E)a of the Preamble.

“Irregularity” means a breach of any provision of EU or relevant national law resulting from an act or omission by the Issuer involved in the implementation of the RRF which has or would have resulted in harming the general budget of the European Union by imposing an unjustified account item.

“Issuance” means an Issuance of a Project Bond.

“Issue Date” means the date for issue of any Project Bonds as stated in such Project Bond.

“Issuer” has the meaning given in the parties section.

“Issuer Accounts” means the Project Accounts and the Non-Project Accounts.

“Issuer Compliance Certificate” means a certificate of compliance issued by the Issuer substantially in the form set out in Part A (Form of Issuer Compliance Certificate) of Schedule 7 (Issuer Certificates) and duly signed by two authorised signatories of the Issuer.

“Issuer Share Pledge” means the Greek law governed share pledge dated on or about the date hereof, granting, in favour of the Bondholder Agent, a first priority Security Interest over the shares in the Issuer held by the Initial Shareholder, corresponding to 100% of the Share Capital of the Issuer except in so far as such Security Interests are released as permitted by Clause 31 (Permitted Share Transfers).

“Kassandra Mines” has the meaning given to that term under the Investment Agreement.

“Legal Reservations” means:

(a)

the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)	any other qualifications set forth in the legal opinion issued pursuant to paragraph 8 (Legal opinions) in Part A (Initial Conditions Precedent) of Schedule 1 (Conditions Precedent); and

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(c)	similar principles, rights, defences or requirements under the laws of any other relevant jurisdiction.

“Leverage Ratio” means, in respect of any Calculation Period, the ratio of Total Net Debt on the last day of that Calculation Period to EBITDA in respect of that Calculation Period.

“LIA” or “Lenders’ Insurance Advisor” means Marsh Ltd., and any replacement insurance advisor appointed in accordance with Clause 33.45 (Appointment of Advisors).

“Life of Mine Plan” means the Initial Life of Mine Plan and thereafter each Updated Life of Mine Plan finalised and approved in accordance with Clause 23.6 (Life of Mine Plan).

“Liquidation Instruction” means a liquidation instruction substantially in the form set out in Schedule 19 (Form of Account Bank Liquidation Instruction).

“LLA” or “Lenders’ Legal Advisor” means Milbank LLP, acting as the international legal counsel to the Finance Parties and/or Lambadarios Law, acting as the Greek legal counsel to the Finance Parties and any replacement legal advisor to the Finance Parties appointed in accordance with Clause 33.45 (Appointment of Advisors).

“LMA” or “Lenders’ Market Advisor” means AME Research and any replacement market advisor appointed in accordance with Clause 33.45 (Appointment of Advisors).

“Loan Life Cover Ratio” means, in respect of any Calculation Date, the ratio of A to B, where:

(a)

A is the aggregate of (i) the net present value calculated at the weighted average interest rate (taking into account the Hedging Agreements) to be paid under the Project Bonds (other than the Series Project VAT Bonds) in respect of the Calculation Periods falling during the period starting on such Calculation Date and ending on the Maturity Date of Forecast CFADS from such Calculation Date up to the Maturity Date, and (ii) the funds standing to the credit of the Debt Service Reserve Account on such Calculation Date; and

(b)	B is the aggregate of the Project Term Loan, the Project RRF Loans, the Project PB Bridge Loan, the Project Co-financing Loans and the Project Cost Overrun Loan outstanding on such Calculation Date.

“Longstop Date” means 31 March 2026, or if the Issuer has exercised the Deferral Option, 30 September 2026.

“LTA” or “Lenders’ Technical Advisor” means SLR Consulting Ltd., and any replacement technical, operational, environmental and social consultant appointed in accordance with Clause 33.45 (Appointment of Advisors).

“Majority Bondholders” means:

(a)	prior to issuing any Project Bond, the Bondholders which have undertaken to subscribe sixty-six and 0.67 per cent (66.67%) of the principal under the Project Bonds; and

(b)

after any Project Bond have been subscribed and paid, the Bondholders representing (i) sixty-six and 0.67 per cent (66.67%) of the total unpaid balance of principal of the Project Bonds; and (ii) in case of any repeat meeting of the Bondholders, sixty-six and 0.67 per cent (66.67%) of the total unpaid balance of principal of the Project Bonds represented in such repeat meeting.

“Market Disruption Event” has the meaning given to that term in Clause 11.3 (Market Disruption).

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“Material Adverse Effect”means, in the reasonable opinion of the Majority Bondholders, the occurrence and continuation (if unremedied) of any event or circumstance which, taking into account all other relevant circumstances, has or is reasonably likely to have a material adverse effect on:

(a)

the business, operations, assets or condition (financial or otherwise) or prospects of the Issuer which affects the ability of the Issuer to perform its payment or other material obligations under the Finance Documents or the Investment Agreement; or

(b)

the validity or enforceability of, or the effectiveness or ranking of any Security Interest granted or purporting to be granted pursuant to any of the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents.

“Material Construction Contract” means, in relation to the Project, each of the following:

(a) the EPCM Contracts; (b) the Filter Presses Purchase Order; (c) the construction contract pertaining to:

(i) the Site diversion channels;

(ii) early earthworks and road construction;

(iii) stripping of open pit to source materials for the single integrated extractive waste management facility embankment;

(iv) construction of dry tailings area;

(v) underground mine excavation and support for pre-production mine development;

(vi) early underground mine development and haulage of test stoping;

(vii) installation of steel, mechanical and piping for the main plant;

(viii) completion of civil works for the main plant;

(ix) electrical and instrumentation for main plant;

(x) steel, mechanical, piping, electrical and instrumentation for the filter plant; and

(xi) purchase order of structural steel;

(d) each of the supply contract for:

(i) power supply and distribution; (ii) medium voltage switchgear; (iii) the metallic pipe, fittings and flanges; (iv) high density polyethylene pipes, fittings and flanges; (v) cables; and

(e) any other contracts relating to the construction of the Project with a value exceeding Euros ten million (EUR 10,000,000) (indexed).

“Material Construction Contract Direct Agreement” means a direct agreement entered into with respect to the EPCM Contracts and the applicable Material Construction Contracts, in accordance with Clause 29.10 (Material Construction Contract & Material O&M Contract) in the form of the Direct Agreement Template or any other form agreed between the Issuer and the Bondholder Agent.

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“Material Construction Contract Template” means the relevant template agreed between the Issuer and the Facilities Agent for a Material Construction Contract and delivered by the Issuer to the Facilities Agent in accordance with Part A (Initial Conditions Precedent) of Schedule 1 (Conditions Precedent), as amended, updated and replaced from time to time with the approval of the Facilities Agent (acting on the advice of the LTA).

“Material Event of Default” means any of the Events of Default described in Clause 31 (Permitted Share Transfers), Clause 32.1 (Non-payment), Clause 32.2 (Financial Covenants), Clause 32.4 (Non-Payment under the Shareholder Support Agreement), Clause 32.9 (Insolvency Proceedings), Clause 32.11 (Cessation of Business), Clause 32.12 (Unlawfulness) and Clause 32.21 (Suspension or Abandonment).

“Material Non-Project Document” means any contract relating to the Non-Project Operations where the value of the single contract, or any series of related contracts, or the liability of the Issuer thereunder, equals or exceeds Euros ten million (EUR 10,000,000) per annum (indexed).

“Material O&M Contract” means any contract entered into by the Issuer for the operation and maintenance of any material part of the Project where the value of the single contract, or any series of related contracts, or the liability of the Issuer thereunder, equals or exceeds Euros ten million (EUR 10,000,000) per annum (indexed).

“Material Project Document” means, in relation to the Project, each of the following:

(a)	the Investment Agreement;

(b)	each Material Construction Contract;

(c)	any offtake agreement which has a value in excess of EUR ten million (EUR 10,000,000) per annum (indexed); and

(d)	any other agreement designated as a “Material Project Document” by the Facilities Agent and the Issuer following consultation with the LTA.

“Material Project Documents Pledge and Assignment Agreement” means the Greek law governed pledge and assignment agreement granting Security Interests over the Assigned Rights and Claims (as defined therein) in favour of the Bondholder Agent dated on or about the date hereof, and made between the Issuer and the Bondholder Agent.

“Material Project Party” means:

(a)	each EPCM Contractor;

(b)	with respect to the Filter Presses Purchase Order, Metso Outotec Finland Oy; and

(c)	any other counterparty to a Material Project Document designated as a “Material Project Party” by the Facilities Agent and the Issuer following consultation with the LTA,

provided that, such person shall cease to be a Material Project Party when the obligations under the relevant Material Project Document to which they are a party has been performed in full and no further obligations or liabilities remain thereunder.

“Maturity Date” means, in respect of the Series Project Term Bonds, the Series Project RRF Bonds the Series Project Co-financing Bonds, the Series Project PB Bridge Bonds and the Series Project Cost Overrun Bond, 31 December 2032.

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“Member State” means a member state of the European Union.

“Mine Closure Plan” means a plan (consistent with applicable laws and with Good Industry Practice and approved by the LTA) to retire the physical facilities of the Project, including decontamination, dismantlement, rehabilitation, landscaping and monitoring.

“Minimum Parameters” means those minimum parameters described in Schedule 24 (Minimum Parameters).

“Minimum Reserve Tail Ratio” means a Reserve Tail Ratio of not less than 0.300x.

“Mining Rights” means the exploration right and the extraction right granted under the applicable Greek legislation, where:

(a)

“exploration right” refers to the right to explore registered minerals and other minerals existing in the same mineral deposits as the registered minerals within a registered land district (i.e., mining area); and

(b)	“extraction right” refers to the right to extract and acquire registered minerals and other minerals in the same mineral deposits as the registered minerals within a mining area.

“Ministerial Decision on Eligibility Criteria” means decision No. 120535ΕΞ2021 of the Deputy Minister of Finance (GG B 4521/30-09-2021), as amended by decision No. 159335ΕΞ2021 of the Deputy Minister of Finance (GG B 5885/15.12.2021) and as in effect from time to time.

“Ministerial Decision on the Terms and Conditions for the granting of Loans” means decision No. 120536ΕΞ2021 of the Deputy Minister of Finance (GG B 4522/30-09-2021), as amended by decision No. 159337ΕΞ 2021/15.12.2021 of the Deputy Minister of Finance (GG B 5886/15.12.2021) and as in effect from time to time.

“MLI” means the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting of 24 November 2016.

“Model Auditor” means PricewaterhouseCoopers Business Solutions SA and any replacement model auditor appointed in accordance with Clause 33.45 (Appointment of Advisors).

“NBG” means National Bank of Greece S.A.

“New Bondholder” means a person to whom a Project Bond is transferred in accordance with Clause 37 (Changes to the Bondholders).

“Nominal Amount” in relation to a Project Bond, means the principal amount set out at paragraph (b) of each of Clauses 2.5 (Nature of Project Term Loan), 2.6 (Nature of Project Co-financing Loans), 2.7 (Nature of Project RRF Loans), 2.8 (Nature of Project PB Bridge Loans), 2.9 (Nature of Project Cost Overrun Loan) and 2.10 (Nature of Project VAT Loan).

“Non-Compliant Contract Notice” has the meaning given in Clause 29.10(c) (Material Construction Contract & Material O&M Contract).

“Non-Compliant Contract Notification Period” has the meaning given in Clause 29.10(d) (Material Construction Contract & Material O&M Contract).

“Non-Consenting Bondholder” means, any Bondholder that has not consented to any waiver or amendment in respect of a Finance Document to which the requisite majority of Bondholders have consented.

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“Non-Project Accounts” means each of:

(a)	the Non-Project Operations Account;

(b)	the Non-Project Equity Account; and

(c)	the Non-Project Statutory and Additional Royalty Account.

“Non-Project Budget” means the annual budget prepared by the Issuer on the basis of reasonable Assumptions and projections for the Non-Project Operations Liabilities and agreed between the Issuer and the Bondholders (acting reasonably based on the advice of the LTA), as updated from time to time in accordance with Clause 30.9 (Non-Project Budget).

“Non-Project Equity Account” means the account numbered 5050107979161 denominated in Euros opened by the Account Bank in the name of the Issuer and designated “Non-Project Equity Account”.

“Non-Project Operations” means all of the Issuer’s assets and operations other than the Project and the Project Assets.

“Non-Project Operations Account” means each of the Euro Non-Project Operations Account and the USD Non-Project Operations Account, or any one of them as the context requires.

“Non-Project Operating Report” means a report prepared by the Issuer in accordance with Clause 30.10 (Non-Project Operating Report).

“Non-Project Operations Liabilities” means, without limitation:

(a)	all operational, maintenance, capital expenditure, Sustaining Capital Expenditure and related liabilities, costs and expenses of the Issuer (as set out in the Non-Project Budget); and

(b)	any other liabilities, costs and expenses designated by the Bondholders (acting reasonably on the advice of the LTA) from time to time as “Non-Project Operations Liabilities”.

“Non-Project Statutory and Additional Royalty Account” means the account numbered 5050107995531 denominated in Euros opened by the Account Bank in the name of the Issuer and designated “Non-Project Statutory & Additional Royalty Account”.

“Notification of Transfer” means the notification set out on the reverse of the Certificate.

“Obligors” means:

(a)	at all times, the Issuer and the Disclosed Subsidiary; and

(b)	until the Project Completion, each Shareholder; and

(c)	“Obligor” means any of them.

“Offshore EPCM Contract” means the engineering, procurement and construction management contract for services to be performed outside of Greece in respect of the Skouries Mine project, to be entered into between the Issuer and the Offshore EPCM Contractor, as such agreement may thereafter be amended or replaced in accordance with this Project Debt Programme.

“Offshore EPCM Contractor” means Fluor Canada Ltd., or any other contractor counterparty to the EPCM Contract appointed by the Issuer with the prior written approval of the Facilities Agent (acting reasonably).

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“Offshore Security Documents” means:

(a)	the Initial Shareholder Share Pledge;

(b)	the Assignment of Contracts;

(c)	the Reinsurance Deed (if any); and

(d)

any other document not governed by the laws of Greece entered into by any Obligor creating a Security Interest over all or any part of its assets in respect of obligations of the Obligors under any of the Finance Documents.

“Onshore EPCM Contract” means the engineering, procurement and construction management contract for services to be performed within Greece in respect of the Skouries Mine project to be entered into between the Issuer and the Onshore EPCM Contractor, as such agreement may thereafter be amended or replaced in accordance with this Project Debt Programme.

“Onshore EPCM Contractor” means Fluor Greece SA or any other contractor counterparty to the EPCM Contract appointed by the Issuer with the prior written approval of the Facilities Agent (acting reasonably).

“Onshore Security Documents” means:

(a)	the Accounts Pledge and Assignment Agreement;

(b)	the Insurance Assignment Agreement;

(c)	the Assignment of Equity Subordinated Loans (if any);

(d)	the Equipment Pledge Agreement;

(e)	the Material Project Document Pledge and Assignment Agreement;

(f)	the Issuer Share Pledge and each other share pledge entered into with respect to the Issuer’s shares;

(g)	the Subsidiary Share Pledge and each other share pledge entered into with respect to the Issuer’s shares (if any);

(h)	each VAT Security Document; and

(i)

any other document governed by the laws of Greece entered into by any Obligor creating a Security Interest over all or any part of its assets in respect of the obligations of the Obligors under any of the Finance Documents.

“Open-Pit Mine” means the surface mining area that is mined by a conventional truck and shovel operation producing ore to feed the processing facility and waste for deposition or use as set out in the Feasibility Study.

“Operating Report” means a report prepared by the Issuer in accordance with Clause 25.3 (Operating Report).

“Operational Agreement” means, in connection with the RRF:

(a)	the business agreement entered into on 28 December 2021 between, NBG, and the Greek State;

(b)	the business agreement entered into on 28 December 2021 between, Piraeus Bank S.A., and the Greek State; and

(c)	any business agreement entered into, or to be entered into, between any New Bondholder and the Greek State,

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in each case, as amended and applicable from time to time.

“Original Subscribers” has the meaning given to that term in each Subscription Agreement.

“Participating Member States” means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to the Economic and Monetary Union.

“Party” means any party to this Project Debt Programme and each Subscription Agreement.

“Payment Instruction” means a payment instruction substantially in the form set out in Schedule 17 (Form of Payment Instruction).

“PB RRF Switch Date” means the date on which the Issuer prepays all amounts outstanding under the Series Project PB Bridge Co-financing Bond and the Series Project PB Bridge RRF Bond with the proceeds of the Issuance of Series Project Co-financing PB Bonds and Series Project RRF PB Bonds pursuant to the terms of Clause 7.15 (Mandatory prepayment –Series Project PB Bridge Bonds).

“Permitted Business” means the carrying out of mining activities and any other activities carried out by the Issuer on the date hereof, and any other activities reasonably relating or complementary thereto.

“Permitted Currency” has the meaning given to that term in Clause 1.3 (Currency symbols and definitions).

“Permitted Disposal” means any disposal permitted by Clause 28.5 (No Disposals).

“Permitted Indebtedness” means:

(a)	any Financial Indebtedness incurred under, or as expressly permitted by the Transaction Documents;

(b)

any Financial Indebtedness under or relating to bank guarantees, letters of credit and other documentary credits issued in the ordinary course of business or in connection with or to a Governmental Authority or Competent Authority where such indebtedness is unsecured other than in respect of the underlying assets and related rights which does not exceed, in aggregate, Euros ten million (€10,000,000) (indexed) provided that such indebtedness is not outstanding for a period of more than three-hundred and sixty-five (365) days;

(c)

any Financial Indebtedness arising in relation to guaranteeing any advance payment or similar obligations under any contracts or agreement entered into in the ordinary course of business, which does not exceed, in aggregate, Euros five million (€5,000,000) (indexed);

(d)

any guarantees and indemnities in favour of directors, officers and employees in their capacity as such, with such limitations, carve-outs and excess provisions that are customary for arrangements of this nature and entered into in good faith;

(e)

any trade or other similar Indebtedness incurred by the Issuer or the Disclosed Subsidiary in the ordinary course of trade, which does not exceed, in aggregate, Euros five million (€5,000,000) (indexed) and which is either unsecured or secured by a Security Interest referred to in paragraph (c) of the definition of Permitted Security Interest, provided that such trade or other similar Indebtedness is not outstanding for a period of more than three-hundred and sixty-give (365) days after its agreed due date;

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(f)

any Capital Lease of vehicles, equipment or computers required in ordinary course of business or operation which, prior to Project Completion does not exceed, in aggregate Euros five million (€5,000,000) (indexed) and following Project Completion does not exceed five (5%) of the Issuer’s annual revenues;

(g)

without prejudice to Clause 27.5 (Taxes and Judgments) any Indebtedness incurred to a relevant Competent Authority in relation to any lawfully deferred payment of any Tax or judgment or any Tax which is being contested in good faith and by appropriate proceedings for which the Issuer has set aside on its books in accordance with IFRS reserves reasonably adequate therefor and not resulting in qualification by its auditors;

(h)	any Equity Subordinated Loan owing by the Issuer;

(i)	any Financial Indebtedness secured by a Permitted Security Interest which does not exceed, in aggregate, Euros five million (€5,000,000) (indexed);

(j)

any other Financial Indebtedness of the Issuer or the Disclosed Subsidiary not contemplated in the foregoing paragraphs, the aggregate outstanding amount of which does not exceed, in aggregate, Euros ten million (€10,000,000) (indexed) and which is either unsecured or secured by a Security Interest referred to in paragraph (a) of the definition of Permitted Security Interest; and

(k)	any other Financial Indebtedness permitted by the Facilities Agent (acting on the instructions of the Bondholders) from time to time,

provided that the total Financial Indebtedness arising under paragraphs (b),(c),(e),(f), (i) and (j) does not exceed EUR fifteen million (€15,000,000) (indexed) in aggregate at any given point in time but that such cap shall not take into account limb (f) following Project Completion.

“Permitted Investments” means at any time, deposits (including certificates of deposit) issued by the Account Bank. “Permitted Loan” means:

(a)

any trade credits extended by the Issuer to its customers on normal commercial terms and in the ordinary course of its trading activities where payment is due and paid within ninety (90) days of the extension of such trade credit by the Issuer, the aggregate value of which shall not exceed Euros five million (€5,000,000) (indexed);

(b)	any extension of credit to a Governmental Authority or Competent Authority which arises in the ordinary course of business by operation of law;

(c)

any loans made by the Issuer to an Affiliate provided, for the avoidance of doubt, that the payments due by the Issuer are only made out of the Distributions Account in accordance with the terms of this Project Debt Programme;

(d)	any credits arising under the terms of the Existing Affiliate Agreements which do not exceed, in aggregate, Euros five million (€5,000,000) (indexed);

(e)	any loans or credits that constitute a Permitted Investment;

(f)

any loans or credits permitted under the Material Project Documents and the Material Non-Project Documents the aggregate value of which does not equal or exceed Euros ten million (€10,000,000) (indexed); and

(g)	any loans or credits approved by the Facilities Agent (acting on the instructions of the Majority Bondholders),

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provided that, the total Permitted Loans arising under paragraphs (a),(b), (d) and (f) does not exceed EUR fifteen million (€15,000,000) (indexed) in aggregate at any given point in time.

“Permitted Merger” means any amalgamation, consolidation or merger of the Disclosed Subsidiary into the Issuer where the Issuer is the surviving entity.

“Permitted Security Interest” means:

(a)	any Security Interest constituted by or arising under the Finance Documents;

(b)	the Existing Liens, for so long as the respective assets that form the subject of such liens are not required for the purposes of, or in connection with, the Project;

(c)

any lien arising by operation of law in the ordinary course of trade and not as a result of any default or omission by the Issuer or any Disclosed Subsidiary (as applicable), and securing Indebtedness permitted in paragraph (e) of the definition of Permitted Indebtedness;

(d)

any netting or set off arrangements entered into in the ordinary course of banking arrangements for the purpose of netting debit and credit balances on the Distribution Account only (and not, for the avoidance of doubt, any other Issuer Account);

(e)	any rights of set off or netting arising under contracts entered into in the ordinary course of business;

(f)

any Security Interest relating to any Capital Lease of vehicles, equipment or computers required in ordinary course of business or operation, which prior to Project Completion does not exceed in aggregate Euros five million (€5,000,000) (indexed) and following Project Completion does not exceed in aggregate five (5%) of the Issuer’s annual revenues;

(g)	any Security Interest over any Permitted Investment in favour of a clearing or custody system or financial institution bank or other depositary institution holding the Permitted Investment;

(h)

any Security Interest or Quasi-Security Interest arising under any retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied in the ordinary course of trading and on the supplier’s standard or usual terms and not arising as a result of any default or omission by the Issuer;

(i)

any Security Interest imposed by any Governmental Entity for Taxes which are being contested in good faith and by appropriate proceedings, provided (i) during the period which such Taxes are being so contested, such Security Interests shall not be and have not been executed on or enforced against any of the assets of the Issuer, and (ii) that the Issuer or such Disclosed Subsidiary (as applicable) shall have set aside on its books in accordance with IFRS reserves reasonably adequate therefor and not resulting in qualification by auditors, in the case of (i) and (ii) provided that the outstanding amounts secured thereby in the aggregate do not exceed Euros five million (€5,000,000) (indexed);

(j)

any Security Interest created by a judgment of a court of competent jurisdiction, as long as the judgment which could reasonably be expected to exceed Euros five million (€5,000,000) (indexed) in aggregate, is being contested diligently and in good faith by appropriate proceedings by the Issuer or a Disclosed Subsidiary (as applicable);

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(k)

any Security Interest or Quasi-Security Interest created to secure the performance of any contract, statutory obligations, surety, performance bonds, customer guarantees and other obligations of a similar nature incurred in the ordinary course of business in the aggregate do not exceed Euros five million (€5,000,000) (indexed); and

(l)	any other Security Interest approved in writing by the Facilities Agent acting on the instructions of the Bondholders.

provided that:

(A)

the total Permitted Security Interests arising under paragraphs (f), (i), (j) and (k) does not exceed EUR fifteen million (€15,000,000) (indexed) in aggregate at any given point in time but that such cap shall not apply to limb (f) following Project Completion; and

(B)	other than to the extent arising by operation of law, the Transaction Security will not be subject to any prior ranking or pari passu ranking Security Interest.

“Post-Completion Operating Budget” means the annual post-completion operating budget in respect of Post-Completion Operating Costs prepared by the Issuer on the basis of reasonable Assumptions and projections for the Project and Project Assets and agreed between the Issuer and the Bondholders (acting reasonably based on the advice of the LTA), as updated from time to time in accordance with Clause 23.4 (Budgets).

“Post-Completion Operating Costs” means, in respect of any period at or after Project Completion (without double-counting), all costs and expenses paid or due and payable (or, in the case of a projection, projected to be due and payable) in accordance with the Base Case Financial Model by the Issuer in connection with the ownership, operation, maintenance, continued construction, protection and implementation of the Project and Project Assets, including:

(a)

operational, maintenance, construction, development, sustaining and related costs, including payments made in accordance with the terms of the Existing Affiliate Agreements, in each case, as set out in the Post-Completion Operating Budget; and

(b)	other costs and expenses designated by the Facilities Agent (acting reasonably based on the advice of the LTA) and the Issuer as Post-Completion Operating Costs.

“Pre-Completion Capital Costs” means, for any period, the aggregate of all capital expenditure paid or due and payable (or, in the case of a projection, projected to be due and payable) in accordance with the Base Case Financial Model by the Issuer in connection with the Project and Project Assets prior to Project Completion, including:

(a)	Capital Expenditure (including development, construction and commissioning costs) as set out in the Construction Budget;

(b)	costs and expenses paid or payable to all Advisors, legal and other advisors under or in connection with the Finance Documents;

(c)	any payments made in accordance with the terms of the Existing Affiliate Agreements as set out in the Construction Budget; and

(d)	other costs and expenses designated by the Facilities Agent (acting reasonably based on the advice of the LTA) and the Issuer as Pre-Completion Capital Costs.

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“Pre-Completion Financing Costs” means, for any period, the aggregate of all financing expenditure paid or due and payable (or, in the case of a projection, projected to be due and payable) in accordance with the Base Case Financial Model by the Issuer during such period in connection with the Project and Project Assets prior to Project Completion, including:

(a)	interest (including any capitalised interest and default interest (if applicable)), commitment, agency and other fees, commissions, prepayment premia, Break Costs, any other costs and expenses or other payments not in the nature of principal paid or payable owed to any Finance Party under the Finance Documents;

(b)	net payments by the Issuer under any Hedging Agreement (expressed as a positive number) or net payments to the Issuer under any Hedging Agreement (expressed as a negative number) but excluding any termination payments due under any Hedging Agreement;

(c)	all amounts accrued, paid, payable or reimbursable by the Issuer to the Finance Parties pursuant to Clause 18.2 (Tax Gross-up) or 19.1 (Increased Costs); and

(d)	any Taxes accrued, paid, payable or reimbursable by the Issuer in respect of any amount falling in (a) or (b) above.

“Pre-Completion Operating Budget” means the pre-completion operating budget in respect of Pre-Completion Operating Costs prepared by the Issuer on the basis of reasonable Assumptions and projections in connection with the Project and Project Assets and agreed between the Issuer and the Bondholders (acting reasonably based on the advice of the LTA), as updated from time to time in accordance with Clause 23.4 (Budgets).

“Pre-Completion Operating Costs” means all operating expenditure required to be paid or funded by the Issuer in connection with the Project and Project Assets prior to Project Completion including, without limitation:

(a)	operational, maintenance, sustaining and related costs as set out in the Pre-Completion Operating Budget including any payments according to the terms of the Existing Affiliate Agreements; and

(b)	other expenses approved by the Bondholders acting reasonably as a Pre-Completion Operating Cost (based on the advice of the LTA).

“Pre-Completion Project Costs” means the Pre-Completion Operating Costs, Pre-Completion Capital Costs and Pre-Completion Financing Costs.

“Pre-Existing Accounts” means those accounts of the Issuer listed in Schedule 22 (Pre-Existing Accounts).

“Pro Rata Share” has the meaning given to it in Subscription Agreement No.1.

“Project” means the development, design, construction, financing, operation and maintenance of the facilities and structures of the Skouries Mines as set out in the Feasibility Study and the extraction and exploitation of the ore contained in the Open-Pit Mine and Underground Mine to achieve the Base Case Financial Model and Life of Mine Plan, in each case, in accordance with the Investment Plan.

“Project Accounts” means:

(a)	the Debt Service Reserve Account;

(b)	the Distributions Account;

(c)	the Insurance Proceeds Account;

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(d)	the Project Construction / Operating Account;

(e)	the Project Equity Account;

(f)	the Project Proceeds Account;

(g)	the Statutory and Additional Royalty Account;

(h)	the Sustaining Capital Account;

(i)	the VAT Account; and

(j)	any other account designated as such by the Account Bank, the Bondholder Agent and the Issuer (each acting reasonably) in accordance with this Project Debt Programme.

“Project Assets” means all assets of whatever nature required for the purposes of, or in connection with, the Project (including land, plant, machinery, buildings and intellectual property rights) wherever they are situated and that are owned or leased by, or licenced to, the Issuer (including, for the avoidance of doubt, the Stratoni Port).

“Project Authorisations” means any consent, registration, filing, agreement, certificate, license, approval, permit, authority or exemption from, by or with any Governmental Entity, including each of the authorisations specified in Schedule 10 (Required Permits, Licenses and Concessions).

“Project Bond” means a registered bond, without talons or coupons but with a Grid, issued by the Issuer and represented by duly completed Certificates, to which this Project Debt Programme applies and in respect of each Series, relating to any of the Project Term Loan, the Project RRF NBG Loan, the Project RRF PB Loan, the Project Co-financing NBG Loan, the Project Co-financing PB Loan, the Project PB Bridge RRF Loan, the Project PB Bridge Co-financing Loan, the Project Cost Overrun Loan and the Project VAT Loan (as applicable).

“Project Bondholder” means:

(a)	any Original Bondholder with respect to its underwriting under any Series other than the Series Project VAT Bonds;

(b)	any Project Subscriber;

(c)

any bank or financial institution or a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing investing in loans, securities or other financial assets which has become a Party as a Bondholder (other than as a VAT Bondholder) in accordance with Clause 2.15 (Increase) or Clause 37 (Changes to the Bondholders).

“Project Co-financing Loan” means the Project Co-financing NBG Loan and the Project Co-financing PB Loan.

“Project Co-financing NBG Loan” means the loan raised by the Issuer through this Project Debt Programme by issuing the Series Project Co-financing NBG Bonds.

“Project Co-financing PB Loan” means the loan raised by the Issuer through this Project Debt Programme by issuing the Series Project Co-financing PB Bonds.

“Project Completion” means the date on which completion occurs, which shall be upon satisfaction of the conditions set out in Schedule 11 (Completion Tests).

“Project Construction / Operating Account” means each of the Euro Project Construction / Operating Account and the USD Project Construction / Operating Account, or any one of them as the context requires.

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“Project Cost Overrun Loan” means the loan raised by the Issuer through this Project Debt Programme by issuing the Series Project Cost Overrun Bonds.

“Project Cost Overrun Series Subscription” has the meaning given to it in Subscription Agreement No.1.

“Project Debt Programme” means the present agreement setting the terms of each Series of Bonds to be issued and to be subscribed for in accordance with the Subscription Agreements and constitutes a Programme within the meaning of article 60 of the Company Law.

“Project Equity Account” means the account numbered 5050107976324 denominated in Euros opened by the Account Bank in the name of the Issuer and designated “Project Equity Account”.

“Project Interest Payment Date” means, in respect of the Project Bonds (other than the Series Project VAT Bonds), 30 June and 31 December of each year.

“Project Liabilities” means all present and future liabilities (actual or contingent) payable or owing by the Issuer (whether owed jointly or severally or in any other capacity whatsoever) to the Finance Parties (in their capacity as such and, for the avoidance of doubt, including Pre-Completion Financing Costs) under or in connection with the Finance Documents, together with:

(a)	any novation, deferral or extension of any of those liabilities;

(b)	any liability in respect of any further Project Bonds under the Finance Documents plus all interest, fees and costs in connection therewith;

(c)	any claim for damages or restitution in the event of rescission of any of those liabilities;

(d)

any claim flowing from any recovery by the Issuer or a Receiver or liquidator thereof or any other person of a payment or discharge in respect of any of those liabilities on grounds of preference or otherwise; and

(e)

any amounts (such as post–insolvency interest) which would be included in any of the above but for any discharge, non–provability, unenforceability or non–allowability of the same in any insolvency or other proceedings.

“Project NBG Co-financing Series Subscription” has the meaning given to it in Subscription Agreement No.1.

“Project NBG RRF Series Subscription” has the meaning given to it in Subscription Agreement No.1.

“Project PB Bridge Co-financing Loan” means the loan raised by the Issuer through this Project Debt Programme by issuing the Series Project PB Bridge Co-financing Bonds.

“Project PB Bridge Co-financing Series Subscription” has the meaning given to it in Subscription Agreement No.1.

“Project PB Bridge Loan” means the Project PB Bridge Co-financing Loan and the Project PB Bridge RRF Loan.

“Project PB Bridge RRF Loan” means the loan raised by the Issuer through this Project Debt Programme by issuing the Series Project PB Bridge RRF Bonds.

“Project PB Bridge RRF Series Subscription” has the meaning given to it in Subscription Agreement No.1.

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“Project PB Co-financing Series Subscription” has the meaning given to it in Subscription Agreement No.2.

“Project PB RRF Series Subscription” has the meaning given to it in Subscription Agreement No.2.

“Project Proceeds Account” means each of the Euro Project Proceeds Account and the USD Project Proceeds Account, or any one of them as the context requires.

“Project Production” means, the gold and copper products sold by the Issuer under offtake arrangements.

“Project RRF Loans” means the Project RRF NBG Loan and Project RRF PB Loan.

“Project RRF NBG Loan” means the loan raised by the Issuer through this Project Debt Programme by issuing the Series Project RRF NBG Bonds.

“Project RRF PB Loan” means the loan raised by the Issuer through this Project Debt Programme by issuing the Series Project RRF PB Bonds.

“Project RRF Series Subscription” means the Project NBG RRF Series Subscription, the Project PB RRF Series Subscription.

“Project Subscriber” means:

(a)	any Original Subscriber with respect to its commitments in any Series other than the Project VAT Series Subscription; or

(b)

a person who has become a Party as a Subscriber in accordance with Clause 37 (Changes to the Bondholders), with respect to its commitments in respect of any Series other than the Project VAT Series Subscription.

“Project Term Loan” means the loan raised by the Issuer through this Project Debt Programme by issuing the Series Project Term Bonds.

“Project Term Series Subscription” has the meaning given to it in Subscription Agreement No.1.

“Project Termination Date” means the date specified in the then current Life of Mine Plan as being the date on which the commercial mining and production of gold and copper at the Project is expected to cease.

“Project VAT Loan” means the loan raised by the Issuer through this Project Debt Programme by issuing the Series Project VAT Bonds.

“Project VAT Series Subscription” has the meaning given to it in Subscription Agreement No.1.

“Projected Debt Service Cover Ratio” or “Projected DSCR” means, in respect of any Calculation Date following the First Repayment Date, the ratio of:

(a)	the Forecast CFADS; to

(b)	Debt Service Obligations,

in each case, for the Prospective DSCR Calculation Period in respect of such Calculation Date.

“Prospective DSCR Calculation Period” means, in respect of a Calculation Date, the period of twelve (12) months commencing on the day after such Calculation Date (or, in respect of any Calculation Date falling less than twelve (12) months prior to the Maturity Date, the period commencing on the day after such Calculation Date and ending on the Maturity Date).

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“Public Offering” has the meaning given to the term in Clause 31.3(a) (Stock Exchange Listing).

“Public Offering Proceeds” has the meaning given to the term in Clause 31.3(b)(ii)(D) (Stock Exchange Listing).

“Quarter Date” means each of 31 March, 30 June, 30 September and 31 December.

“Quasi-Security Interest” means an arrangement or transaction pursuant to which the Issuer:

(a)	sells, transfers or otherwise disposes of any of its assets on terms whereby they are or may be leased to or reacquired by an Obligor;

(b)	sells, transfers or otherwise disposes of any of its receivables on recourse terms;

(c)	enters into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(d)

enters into any other preferential arrangement having a similar effect, in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

“Quotation Day” means the second Business Day before the first day of an Interest Period for a Project Bond or such other day as the Facilities Agent determines is generally treated as the rate fixing day by market practice in the Relevant Interbank Market.

“Rating Downgrade” means with respect to the Account Bank or any replacement Account Bank appointed in accordance with the terms of this Project Debt Programme, such Account Bank ceases to have a long term unsecured and non-credit-enhanced debt rating of at least A- from Standard & Poor’s Rating Services, A3 from Moody’s Investor Services Limited or A- from Fitch Ratings Ltd (or an equivalent rating agency acceptable to the Bondholders), from at least one (1) of the aforementioned rating agencies, provided that if the Account Bank is either NBG, or Piraeus Bank S.A., such rating downgrade will only apply if such Account Bank ceases to have a long term unsecured and non-credit-enhanced debt rating of at least B from Standard & Poor’s Rating Services, Ba3 from Moody’s Investor Services Limited or B- from Fitch Ratings Ltd (or an equivalent rating agency acceptable to the Bondholders), from at least one (1) of the aforementioned rating agencies.

“Receiver” means a receiver or receiver and manager or administrative receiver of the whole or any part of the assets of the Issuer which from time to time are, or are expressed to be, the subject of the Transaction Security.

“Recipient” has the meaning given to the term in Clause 18.6 (Value Added Tax).

“Recognised Equity Contributions” means Equity Contributions received by the Issuer other than to the Project Equity Account and applied to the Project, during the period starting on 1 January 2022 and ending on Financial Close, in an amount equal to EUR 24,563,141 as of 30 November 2022, and to include any additional amounts contributed up to Financial Close.

“Recovery and Resilience Facility Scheme” means the financing scheme for the advancement of investments made by businesses with the use of funds of the Recovery and Resilience Fund, as set out in article 197 of Law 4820/2021, as in force from time to time, and in the relevant enacting decisions and other acts, each as amended and in force from time to time.

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“Recovery and Resilience Fund” means the funds that the Greek State will raise in the framework and in application of the Euros Eleven Billion Seven Hundred Twenty-Seven Million Five Hundred Thirty- Eight Thousand and Nine Hundred Twenty (€11,727,538,920) loan agreement dated 20/26 July 2021 between the Greek State and the European Commission, as ratified by the second article of law 4822/2021 (Government Gazette A 135/2-8/2021), and which will be allocated for the financing of eligible investments under the Recovery and Resilience Facility Scheme through the respective loan agreements.

“Reduction Certificate” has the meaning given to the term in the Shareholder Support Agreement.

“Reference Bank Rate” means the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Facilities Agent at its request by the Reference Banks in relation to EURIBOR:

(a)

(other than where paragraph (b) below applies) as the rate at which the relevant Reference Bank believes one prime bank is quoting to another prime bank for interbank term deposits in Euro within the Participating Member States for the relevant period; or

(b)

if different, as the rate (if any and applied to the relevant Reference Bank and the relevant period) which contributors to the applicable Screen Rate are asked to submit to the relevant administrator.

“Reference Banks” means the principal offices in Greece of the Bondholders (being Bondholders unless they have declined to act) as may be appointed to act as such by the Facilities Agent with the approval of the Issuer (such approval not to be unreasonably withheld or delayed) and who shall have agreed to act in that capacity for the purposes of this Project Debt Programme.

“Refundable VAT” means VAT incurred by the Issuer in connection with the Pre-Completion Project Costs which qualifies for a VAT Refund under Greek law.

“Register” has the meaning given to that term in Clause 37.12 (Register).

“Reinsurance” means any reinsurance required under Schedule 9 (Insurances).

“Reinsurance Deed” means any English law governed agreement for the assignment of reinsurance proceeds relating to any Reinsurance (if any) to be entered into between the Issuer and the Bondholder Agent .

“Reinsurer” means any insurer with whom any Reinsurance (if any) has been placed by the applicable Insurer.

“Related Fund” in relation to a fund (the “first fund”), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

“Relevant Interbank Market” means the European interbank market.

“Relevant Nominating Body” means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them.

“Relevant Party” has the meaning given to the term in Clause 18.6 (Value Added Tax).

“Remaining Equity Contribution Obligation” has the meaning given to it in the Shareholder Support Agreement.

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“Repayment Date” means the First Repayment Date and each 30 June and 31 December thereafter (or, if any such date is not a Business Day, the next succeeding Business Day within the same month, or if this does not exist, the preceding Business Day).

“Repayment Instalment” has the meaning given to that term in Clause 6.1 (Repayment of Project Bonds).

“Repeating Representations” means each of the following representations set out in Clause 24 (Representations): Clauses 24.2 (Status), 24.3 (Binding Obligations), 24.4 (Powers and Authority), 24.5 (Non-conflict), 24.7 (Authorisations and Environmental or Social Permits), 24.12 (No Event of Default), 24.11 (Dealings with Affiliates), 24.13 (No Proceedings Pending or Threatened), 24.15 (Base Case Financial Model and Budgets), 24.16 (Material Project Documents), 24.20 (Ownership of Shares), 24.21 (Pari Passu Ranking), 24.25 (Insurances), 24.26 (Corrupt Practices), 24.27 (No Insolvency), 24.32 (Anti-Terrorism Laws), 24.33 (Sanctions), 24.34 (Illicit Origin), 24.35 (No Immunity), 24.36 (Centre of Main Interests and Establishments) and 24.37 (Use of Proceeds).

“Replacement Benchmark” means a benchmark rate which is:

(a)	formally designated nominated or recommended as the replacement for a Screen Rate by:

(i)	the administrator of that Screen Rate (provided that the market or economic reality that such benchmark rate measures is the same as that measured by that Screen Rate); or

(ii)	any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the “Replacement Benchmark” will be the replacement under paragraph (ii) above;

(b)

in the opinion of the Majority Bondholders (calculated by excluding the Bondholders of the Series Project RRF Bonds) and the Issuer, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor to that Screen Rate; or

(c)	in the opinion of the Majority Bondholders (calculated by excluding the Bondholders of the Series Project RRF Bonds) and the Issuer, an appropriate successor to a Screen Rate.

“Repurchase Date” has the meaning given to it in Clause 6.3(e) (Reborrowing of Series Project VAT Bonds).

“Repurchase Notice” means any notice delivered by Issuer to the Facilities Agent substantially in the form set out in Part B of Schedule 4 (Form of requests relating to Series Project VAT Bonds).

“Request” has the meaning given to it in the Subscription Agreement.

“Required Sustaining Capital Balance” means:

(a)

during the period starting on the First Repayment Date and ending on the date falling one year thereafter (the “First Period”), an amount equal to fifty percent (50%) of projected Sustaining Capital Expenditure for the forthcoming period of twelve (12) months as set out in the most recent applicable Budget;

(b)

during the period starting on the day after the end of the First Period and ending on the date falling one year thereafter (the “Second Period”), an amount equal to seventy-five percent (75%) of projected Sustaining Capital Expenditure for the Project for the forthcoming period of twelve (12) months as set out in the most recent applicable Budget; and

(c)

during the period starting on the day after the end of the Second Period and ending on the Final Maturity Date, an amount equal to one hundred percent (100%) of projected Sustaining Capital Expenditure for the Project for the forthcoming period of twelve (12) months as set out in the most recent applicable Budget.

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“Reserve Tail Ratio” means, as of any date of determination, the ratio of A to B where:

(a)

A is the then-current forecasted remaining proven and probable reserves (ore tonnes) from the Maturity Date through the remainder of the life of the Skouries Mine as set forth in the updated Base Case Financial Model; to

(b)	B is the Skouries Mine estimated proven and probable reserves (ore tonnes) as set out in the Feasibility Study.

“RRF” has the meaning given to such term in recital (A) of the Preamble.

“RRF Funding Request” has the meaning given to it in recital (E) of the Preamble.

“RRF Funds” means the funds that the Greek State will raise from the RRF to allocate them to the financing of eligible investments under the RRF Regulation and other relevant legislation, as in force as incorporated in this Project Debt Programme under Series Project RRF NBG Bond and Series Project RRF PB Bond.

“RRF Funds PB Availability Date” means the date on which the RRF Funds required for the funding of the Eligible Costs by Piraeus Bank S.A. are made available to Piraeus Bank S.A. under its Operational Agreement concluded with the Greek State.

“RRF Legal Framework” means:

(a)	the RRF Regulation, as set out in the Preamble;

(b)	the loan agreement of 20/26 July 2021 between the Greek State and the European Union through the European Commission, which was ratified by article 2 of Law No. 4822/2021 (GG A 135/02-08-2021),

(c)	the Invitation of the Greek State, as set out in the Preamble;

(d)	the relevant applications submitted by the Original Subscribers following the Invitation of the Greek State and duly accepted;

(e)	the Invitations of the Banks, as set out in the Preamble;

(f)	the RRF Funding Request;

(g)	the Ministerial Decision on Eligibility Criteria,

(h)	the Ministerial Decision on the Terms and Conditions for the Granting of Loans,

(i)

the decision number 107257ΕΞ2022/29-7-2022 of the Alternate Finance Minister of Finance re “Choice of evaluator for the determination of eligibility of investment plans for financing from the Resilience and Recovery Fund” (Government Gazette B 4061/29-7-2022);

(j)	the appointment agreement between the Evaluator and the Issuer;

(k)	the Audit Report; and

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(l)

the decision number 85262ΕΞ2022/23-6-2022 of the Alternate Finance Minister of Finance re “Special terms for the implementation of the Operating Agreements of the Resilience and Recovery Fund” (Government Gazette B 3219/23-6-2022);

and any other rules, regulations, terms, conditions, directives, specifications, agreements, reports, ministerial decisions, legislative framework adopted/established from time to time in relation to the above and the financing of the RRF, as amended, supplemented and in force from time to time.

“RRF Mandatory Cancellation and Prepayment Event” has the meaning given to the term set out in Clause 7.13 (Mandatory Prepayment and cancellation - Project RRF Loans).

“Sanctioned Country” means a country or territory which is, or whose government is, subject to Sanctions broadly prohibiting dealings with such government, country, or territory or listed on a Sanctions List.

“Sanctioned Entity” means:

(a)	a person which is, or which is owned or controlled directly or indirectly by any other person which is, listed on a Sanctions List or is subject to Sanctions; or

(b)	a person which is located, organised or ordinarily resident in a Sanctioned Country.

“Sanctioning Body” means (a) the United States government, (b) the United Nations Security Council, (c) the European Union and any Member State, including the Greek State, (d) the United Kingdom and (e) the government of Canada.

“Sanctions” means trade, economic or financial sanctions or embargoes or restrictive measures imposed, administered or enforced from time to time by a Sanctioning Body.

“Sanctions List” means any of the sanctions lists of specifically designated nationals or designated persons or entities (or equivalent) of, or any public announcement of Sanctions by, any Sanctioning Body (each as amended, supplemented or substituted from time to time) and includes the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control of the United States Department of Treasury (“OFAC”), or any list of persons issued by OFAC pursuant to Executive Order 13224 – Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, or any similar list issued by OFAC and the consolidated list of financial sanctions targets and the investments ban list published by His Majesty’s Treasury in the United Kingdom or implemented under economic or financial sanctions of the United Nations or European Union, including the EU Consolidated List of Sanctions Targets.

“Screen Rate” means the Euro interbank offered rate administered by the European Money Markets Institute (or any other person which takes over the administration of that rate) for the relevant period displayed on page EURIBOR01 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters. If the agreed page is replaced or service ceases to be available, the Facilities Agent may specify another page or service displaying the appropriate rate after consultation with the Issuer and the Bondholders.

“Secured Accounts” means each Issuer Account other than the Distributions Account, and Secured Account means any one of them.

“Secured Party” has the meaning given to that term under the Intercreditor Agreement.

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“Security Documents” means the Onshore Security Documents and the Offshore Security Documents. “Security Interest” means:

(a)

any mortgage, charge, pledge, lien, hypothecation, cession, assignment by way of security, trust, arrangement or non-possessory title transfer or security assignment for the purpose of providing security or other security interest of any kind in any jurisdiction.

(b)

any proprietary interest over an asset, or any contractual arrangement in relation to an asset, in each case created in relation to Financial Indebtedness and which has the same commercial effect as if security had been created over it; and

(c)	any right of set-off created by an agreement.

“Selection Notice” means a notice issued in relation to the Series Project VAT Bonds by the Issuer addressed to the Facilities Agent specifying the duration of Interest Period to apply to the Interest Period commencing after the date of such notice.

“Series” has the meaning given to it in Subscription Agreement No.1.

“Series Project Co-financing Bond” means the Series Project Co-financing NBG Bond and the Series Project Co-financing PB Bond.

“Series Project Co-financing NBG Bond” has the meaning given to it in Subscription Agreement No.1.

“Series Project Co-financing PB Bond” has the meaning given to it in Subscription Agreement No.2.

“Series Project Cost Overrun Bond” means a Project Bond issued by the Issuer in respect of the Project Cost Overrun Series Subscription pursuant to the documents constituting the Project Cost Overrun Loan and identified as such in the terms of the relevant Project Bond.

“Series Project PB Bridge Bonds” means the Series Project PB Bridge Co-financing Bond and the Series Project PB Bridge RRF Bond.

“Series Project PB Bridge Co-financing Bond” has the meaning given to it in Subscription Agreement No.1.

“Series Project PB Bridge RRF Bond” has the meaning given to it in Subscription Agreement No.1.

“Series Project RRF Bond” means the Series Project RRF NBG Bonds and the Series Project RRF PB Bonds.

“Series Project RRF NBG Bond” has the meaning given to it in Subscription Agreement No.1.

“Series Project RRF PB Bond” has the meaning given to it in Subscription Agreement No.2.

“Series Project Term Bond” has the meaning given to it in Subscription Agreement No.1.

“Series Project VAT Bond” has the meaning given to it in Subscription Agreement No.1.

“Series Subscription” has the meaning given to it in Subscription Agreement No.1.

“Series Subscription Commitment” has the meaning given to it in Subscription Agreement No.1.

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“Share Capital” means, as to any person (other than a natural person), all shares of capital stock of any class or other ownership interests of any kind, however called, in such person, and any and all warrants, options or other rights to purchase any of the foregoing.

“Shareholder” means the Initial Shareholder and each other owner of shares of the Issuer other than a shareholder that becomes an owner of shares of the Issuer by participating in a Public Offering.

“Shareholder Support Agreement” means the Greek law governed shareholder support agreement dated on or about the date hereof, and made between, among others, the Issuer, the Initial Shareholder and the Facilities Agent.

“Signing Date” means the date of this Project Debt Programme.

“Site” means the area covered by the Skouries Mine.

“Skouries Mine” means the Skouries mine as described in the Feasibility Study including the infrastructure, processing, integrated waste management facilities, Open-Pit Mine and Underground Mine described therein.

“Social Law” means any law, bylaw, code, guideline, regulation, decree, interdicts, judgments, orders or plans issued, promulgated or approved by any Competent Authority in Greece which relates to material Social Matters.

“Social Matters” means:

(a)	communities (including temporary and permanent human residents with both formal and informal tenure of land/structures);

(b)	material social infrastructure including both tangible (i.e., schools, community centres, cultural or sacred sites) and intangible items (including meeting places and cultural traditions);

(c)	individual and communally owned assets (including farm animals and/or grazing land);

(d)	formal and informal businesses;

(e)	social security;

(f)	occupational and public health and safety;

(g)	community groups including civil society groups;

(h)	cultural matters;

(i)	human rights;

(j)	labour, livelihoods and working conditions;

(k)	industrial relations (between government, employers and employees);

(l)	ownership of land rights, immovable goods and intellectual and cultural property rights; and

(m)	community health.

“Specified Time” means, in relation to the Account Bank, 5:00pm (Athens time).

“Split Amount” means, in relation to any cost or expenditure identified from time to time by the Issuer as amounts that are attributed to have been incurred partially for the Project as Pre-Completion Project Cost or Post-Completion Operating Cost (as applicable) and partially as Non-Project Operation Liabilities.

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“Sponsor” means Eldorado Gold Corporation.

“Sponsor Affiliate” means, in relation to the Sponsor, each of its Affiliates, any trust of which the Sponsor or any of its Affiliates is a trustee, any partnership of which the Sponsor or any of its Affiliates is a partner and any trust, fund or other entity which is managed by, or is under the control of, the Sponsor or any of its Affiliates.

“State Direct Agreement” means the direct agreement to be entered into on or about the date hereof between, inter alios, the Bondholder Agent and the Greek State in accordance with article 18.4 of the Investment Agreement.

“Statutory and Additional Royalty Account” means the account numbered 5050107979013 denominated in Euros opened by the Account Bank in the name of the Issuer and designated “Statutory and Additional Royalty Account”.

“Statutory Royalty” means the royalty payable in respect of precious and other basic metal pursuant to Legislative Decree 210/1973 on the Hellenic Mining Code (Government’s Gazette A’ 277/1973) and implementing the applicable Joint Ministerial Decisions, as applying from time to time (Δ8/Δ/Φ1/οικ.10697/ 2714/23.6.2014, Government’s Gazette B’ 1800/2014 as amended by ΔΜΕΒΟ/Γ/Φ1/οικ.175811/1455/ 6.5.2015, Government’s Gazette B’ 920/ 2015) relating to the former.

“Subscriber” means:

(a)	a Project Subscriber;

(b)	a VAT Subscriber; or

(c)	a person which has become a Party as a Subscriber in accordance with Clause 37 (Changes to the Bondholders),

in each case to the extent its Series Subscription Commitment has not been fully cancelled, fully transferred or reduced to zero.

“Subscription Agreement” means Subscription Agreement No.1 and/or Subscription Agreement No.2 (as the context requires).

“Subscription Agreement No.1” means the agreement entered into on or about the date hereof, between the Original Subscribers, the Bondholder Agent and the Facilities Agent in relation to the Project Cost Overrun Series Subscription, the Project Term Series Subscription, the Project VAT Series Subscription, the Project PB Bridge RRF Series Subscription, the Project NBG RRF Series Subscription, the Project NBG Co-financing Series Subscription and the Project PB Bridge Co-financing Series Subscription.

“Subscription Agreement No.2” means the agreement to be entered into on or about the RRF Funds PB Availability Date between Piraeus Bank S.A. on its own behalf and on behalf of the Greek State as Original Subscriber, the Bondholder Agent and the Facilities Agent in relation to the Project PB Co-financing Series Subscription and the Project PB RRF Series Subscription.

“Subsidiary” means, in relation to a person or entity, any other person or entity who is Controlled by that person or entity.

“Subsidiary Share Pledge” means the Greek law governed share pledge dated on or about the date hereof, granting, in favour of the Bondholder Agent, a first priority Security Interest over the shares of the Disclosed Subsidiary held by the Issuer.

“Supplier” has the meaning given to the term in Clause 18.6 (Value Added Tax).

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“Sustaining Capital Account” means the account numbered 5050107979030 denominated in Euros opened by the Account Bank in the name of the Issuer and designated “Sustaining Capital Account”.

“Sustaining Capital Expenditure” means the capital required by the Issuer to maintain the operations at levels specified in the Base Case Financial Model delivered by the Issuer to the Facilities Agent in accordance with Part A (Initial Conditions Precedent) of Schedule 1 (Conditions Precedent).

“TARGET Day” means any day on which TARGET2 is open for settlement of payments in Euro.

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007.

“Tax” means any present or future tax (including VAT and any transaction or consumption tax), levy, impost or other duty or other charge, deduction or withholding of a similar nature imposed in Greece, including any interest or penalty payable in connection with any failure to pay or any delay in paying any of the same.

“Termination Compensation” means any sum paid to the Issuer in relation to the Project pursuant to article 32.5 (Termination Payments) of the Investment Agreement.

“Termination Date” means the date on which:

(a)	all of the Project Liabilities have been discharged in full; and

(b)

no Finance Party has any obligation or liability (whether actual or contingent) pursuant to, or in connection with, the Finance Documents or any of them, which could give rise to any Project Liabilities.

“Total Net Debt” means, at any time, the aggregate amount of all obligations of the Issuer for or in respect of Indebtedness at that time but:

(a)	excluding any such obligations to any other Group Companies;

(b)	excluding any such obligations in respect of Equity Subordinated Loans;

(c)	including, in the case of Capital Leases only, their capitalised value; and

(d)	deducting the aggregate amount of Cash and Permitted Investments held by the Issuer at that time,

and so that no amount shall be included or excluded more than once.

“Total Project Cost Overrun Commitments” has the meaning given to it in Subscription Agreement No.1.

“Total Series Subscription Commitments” has the meaning given to it in Subscription Agreement No.1.

“Total Uses” means, at any time and without double counting, the amounts payable by the Issuer in respect of:

(a)	Pre-Completion Project Costs;

(b)	funding of the Debt Service Reserve Account up to the applicable DSRA Required Balance as at the date falling three (3) months before the First Repayment Date; and

(c)

any other fees, costs and expenses set out in the Base Case Financial Model or otherwise approved by the Facilities Agent (acting on the instructions of the Bondholders) as Total Uses based on the evidence available to the Facilities Agent (including the delivery of a Cost to Complete Certificate if requested by the Facilities Agent).

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“Transaction Documents” means the Finance Documents and the Material Project Documents.

“Transaction Security” means the Security Interests created or expressed to be created in favour of the Bondholder Agent (and, where applicable, the other Secured Parties) pursuant to the Security Documents.

“Transfer Certificate” means a certificate substantially in the form set out in Schedule 13 (Form of Transfer Certificate) or any other form agreed between the Facilities Agent, the Bondholder Agent and the Issuer.

“Transfer Date” means, in relation to an assignment or transfer, the later of:

(a)	the proposed transfer date specified in the relevant Transfer Certificate; and

(b)	the date on which each of the Bondholder Agent and the Facilities Agent executes the relevant Transfer Certificate.

“Umbrella Agreement” means the umbrella agreement to be entered into between the Issuer, the Offshore EPCM Contractor and the Onshore EPCM Contractor in relation to the Offshore EPCM Contract and the Onshore EPCM Contract, as such agreement may thereafter be amended or replaced in accordance with this Project Debt Programme.

“Underground Mine” means the subsurface mining area and facilities accessed by declines and/or shaft and mined using underground mining methods as set out in the Feasibility Study.

“Unpaid Interest” has the meaning given to that term in Clause 9.3 (Default Interest).

“Unpaid Sum” means any sum due and payable but unpaid by an Obligor under the Finance Documents.

“US Tax Obligor” means

(a)	an Obligor which is resident for tax purposes in the US; or

(b)	an Obligor some or all of whose payments under the Finance Documents are from sources within the US for US federal income tax purposes.

“USD Insurance Proceeds Account” means the account numbered 5050107978777 denominated in USD opened by the Account Bank in the name of the Issuer and designated “USD Insurance Proceeds Account”.

“USD Non-Project Operations Account” means the account numbered 5050107979153 denominated in USD opened by the Account Bank in the name of the Issuer and designated “USD Non-Project Operations Account”.

“USD Project Construction / Operating Account” means the account numbered 5050107978912 denominated in USD opened by the Account Bank in the name of the Issuer and designated “USD Project Construction / Operating Account”.

“USD Project Proceeds Account” means the account numbered 5050107978971 denominated in USD opened by the Account Bank in the name of the Issuer and designated “USD Project Proceeds Account”.

“VAT” means value added or similar Tax.

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“VAT Account” means the account numbered 5050107979064 denominated in Euros opened by the Account Bank in the name of the Issuer and designated “VAT Account”.

“VAT Bond Final Maturity Date” means, with respect to the Series Project VAT Bonds, the date falling on the earlier of:

(a)	eighteen (18) months after Project Completion; and

(b)	30 June 2027.

“VAT Bondholders” means:

(a)	any Original Bondholder with respect to its underwriting of the Series Project VAT Bond only;

(b)	any VAT Subscriber with respect to its commitments in respect of the Project VAT Series Subscription; and

(c)

any bank or financial institution or a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing investing in loans, securities or other financial assets which has become a Party as a Bondholder in accordance with Clause 2.15 (Increase) or Clause 37 (Changes to the Bondholders) with respect to its commitments in respect of the Project VAT Series Subscription and the Series Project VAT Bonds thereunder only.

“VAT Incomings” means VAT costs on invoices issued by and payable to the Issuer.

“VAT Interest Payment Date” means, in respect of the Series Project VAT Bonds, the last day of each Interest Period selected by the Issuer in accordance with Clause 10.1(c) (Interest Periods).

“VAT Net Cash Flows” means the difference between VAT Incomings and VAT Outgoings to the extent that VAT Incomings exceeds VAT Outgoings.

“VAT Outgoings” means VAT costs on invoices issued due and payable by the Issuer.

“VAT Refund” means amounts due to be received in cash by the Issuer from the Greek tax authorities as a return for the Refundable VAT.

“VAT Refund Set-Off Amounts” means the amount by which a VAT Refund is reduced as a result of the Issuer’s right under Greek law to set-off VAT Net Cash Flows against amounts due to be received as VAT Refunds.

“VAT Security Documents” means:

(a)	an agreement for the establishment of financial collateral over the VAT Account; and

(b)	an agreement for the pledge and assignment of the VAT Refunds.

“VAT Subscriber” means:

(a)	any Original Subscriber with respect to its commitments in respect the Project VAT Series Subscription; or

(b)	a person who has become a Party as a Subscriber in accordance with Clause 37 (Changes to the Bondholders), with respect to its commitments in respect of the Project VAT Series Subscription only.

“Yearly Cumulative PA Amount” has the meaning given to the term set out in Clause 12.9(j)(ii) (Instructions to the Account Bank).

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1.2	Construction

(a)	Unless a contrary indication appears, a reference in this Project Debt Programme to:

(i)

the “Bondholder Agent”, the “Facilities Agent”, any “Mandated Lead Arranger”, any “Account Bank”, any “Underwriter”, any “Finance Party”, any “Subscriber”, any “Bondholder”, any “Party”, any “Project Bondholder”, any “Project Subscriber”, any “VAT Subscriber”, any “VAT Bondholder” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii)

a document in “agreed form” is a document which is previously agreed in writing by or on behalf of the Issuer and the Facilities Agent or, if not so agreed, is in the form approved or agreed by the Facilities Agent (acting reasonably);

(iii)	save where the context otherwise requires, “assets” includes present and future properties, revenues and rights of every description;

(iv)

the “equivalent” in one currency (the “first currency”) of an amount denominated in another currency (the “second currency”) for the purposes of determining any amounts used in any representation and warranty or covenant or determining whether an Event of Default has occurred under this Project Debt Programme is a reference to the amount of the first currency which could be purchased with the second currency at the Facilities Agent’s spot rate of exchange at or about 11.00 am on the following dates:

(A)	in the case of any basket or threshold amount used in any representation and warranty or covenant the date upon which each relevant transaction was entered into; and

(B)	in the case of any basket or threshold amount used in an Event of Default, the date on which it is being assessed whether or not an Event of Default has occurred;

(v)

a “Finance Document”, or a “Transaction Document” or any other agreement or instrument is a reference to that Finance Document or Transaction Document or other agreement or instrument as amended (however fundamentally), novated, supplemented, extended or restated from time to time (whether or not such amendment, novation, supplement, extension or restatement contemplated as at the Signing Date), and including cases where the amendments concerned involve an increase, extension or other change (however great) to any facility or the grant of any additional facility (however great);

(vi)

“guarantee” means any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(vii)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(viii)	“including” means including without limitation, and “includes” and “included” shall be construed accordingly;

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(ix)

a sum being “indexed”, and in relation to any period, is to the adjustment of that sum by applying to it a fraction, the numerator of which is the CPI last published before the end of that period and the denominator of which is the CPI figure for the base date for which the sum refers to where “CPI” means the Consumer Price Index (as published by the Hellenic Statistical Authority (or if that index is unavailable, such other similar index as determined by Facilities Agent (acting reasonably)));

(x)

“know your customer requirements” are to the identification checks that a Finance Party requests in order to meet its obligations under any applicable law or regulation to identify a person who is (or is to become) its customer;

(xi)

a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(xii)

a “regulation” includes any regulation, rule, request or guideline or official directive of any governmental, intergovernmental or supranational body, agency or department or regulatory, self-regulatory or other similar authority or organisation;

(xiii)	“ordinary course of business” or “ordinary course of trade” means the ordinary course of business or trade (as applicable) of the Issuer taken as a whole;

(xiv)	a provision of law is a reference to that provision as amended or re-enacted;

(xv)	a time of day is a reference to Athens time; and

(xvi)	the awareness of the Issuer shall be limited to the actual awareness of the Issuer at the relevant time.

(b)

Unless the contrary intention appears, a reference to a “month” or “months” is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month or the calendar month in which it is to end, except that:

(i)	if the numerically corresponding day is not a Business Day, the period will end on the next Business Day in that month (if there is one) or the preceding Business Day (if there is not);

(ii)	if there is no numerically corresponding day in that month, that period will end on the last Business Day in that month; and

(iii)

notwithstanding subparagraph (i) above, a period which commences on the last Business Day of a month will end on the last Business Day in the next month or the calendar month in which it is to end, as appropriate.

(c)	Section, clause and schedule headings are for ease of reference only.

(d)

Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Project Debt Programme.

(e)	A Default or Event of Default is “continuing” if it has not been remedied or waived.

(f)	Nothing in this Project Debt Programme shall be construed so as to exclude the liability of any person for its own wilful misconduct.

(g)	In this Project Debt Programme, where it relates to a Greek entity, a reference to:

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(i)	a winding up, administration or dissolution includes a Greek entity being declared bankrupt (πτωχός) or dissolved (υπό εκκαθάριση);

(ii)

a moratorium includes the submission of an application for the entry of the Issuer into a rehabilitation procedure pursuant to Part II chapter B the Greek Bankruptcy Code and granted a moratorium includes the granting of the above;

(iii)

any “step” or “procedure” taken in connection with insolvency proceedings includes a Greek entity having filed an application to be declared bankrupt (πτωχός) in accordance with article 79 of the Greek Bankruptcy Code;

(iv)	a “trustee in bankruptcy” includes a bankruptcy representative (σύνδικος);

(v)	an administrator includes a commissioner (επίτροπος),insolvency administrator (διαχειριστήςαφερεγγυότητας) or liquidator (σύνδικος πτωχεύσεως); and

(vi)	an attachment includes an attachment (κατάσχεση).

1.3	Currency symbols and definitions

“€”, “EUR” and “Euro” denote the single currency of the Participating Member States.

“$”, “USD” and “U.S. Dollar” denote the United States Dollar, the legal currency of the United States.

Euro and the United States Dollar are each a “Permitted Currency”.

1.4	Language

This Project Debt Programme is made in the English language. For the avoidance of doubt, the English language version of this Project Debt Programme shall prevail over any translation of this Project Debt Programme. However, where a Greek translation of a word or phrase appears in the text of this Project Debt Programme, the Greek translation of such word or phrase (as applicable) shall prevail.

1.5	Personal Liability

No personal liability shall attach to any director, officer, employee or other individual signing a certificate or other document on behalf of the Issuer which proves to be incorrect in any way, unless that individual acted fraudulently in giving that certificate or other document in which case any liability will be determined in accordance with applicable law.

2.	PROJECT BONDS AND NATURE OF THE PROJECT DEBT PROGRAMME

2.1	Project Debt Programme

The provisions of this Project Debt Programme shall constitute the terms and conditions of the Project Bonds (Project Debt Programme (Πρόγραμμα) under article 60.3 of the Company Law) and shall be applicable to the Project Bonds as if set out in full therein.

2.2	Simultaneously with the issue of this Project Debt Programme, the Issuer will enter into Subscription Agreement No.1 dated on or about the date hereof.

2.3

This Project Debt Programme and the rights and obligations of the parties hereto shall be subject to the terms and conditions of the Subscription Agreements. The Parties hereto agree that any amendments agreed from time to time between them in any Subscription Agreement also form part of this Project Debt Programme as if the so amended Subscription Agreement was set out herein.

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2.4	Exercise of Bondholder’s rights

(a)

The rights and obligations of the Bondholders arising from the Finance Documents are governed by the principle of equal treatment (ίση μεταχείριση), as established, inter alia, under the mandatory provisions of Article 62 and Article 63 of the Company Law and the RRF Legal Framework.

(b)

Subject to paragraph (d) below, a Bondholder’s rights under the Project Bonds can only be exercised or enforced through the Bondholder Agent, unless (but in each case subject to paragraph (d) below) otherwise provided for in this Project Debt Programme and/or in the RRF Legal Framework or in relation to amounts due and payable under a Project Bond but unpaid to a particular Bondholder at final maturity of the Project Bond or acceleration of the same in accordance with Clause 32.30 (Consequences of an Event of Default) in which case rights may be exercised, subject to and in accordance with the terms of Clause 34 (Sharing Among the Finance Parties), by an individual Bondholder.

(c)

All rights of Bondholders in respect of the Security Documents, including enforcement rights, can only be exercised by the Bondholder Agent on behalf of all the Bondholders at all times in accordance with the terms of the Intercreditor Agreement.

(d)

At any time while Transaction Security exists in favour of the Bondholder Agent (in its capacity as such) under a Security Document, a Bondholder’s rights under the Project Bonds can only be exercised through the Bondholder Agent.

2.5	Nature of Project Term Loans

(a)	The Project Term Loan is constituted by the Series Project Term Bonds.

(b)	The Nominal Amount of each Series Project Term Bond is EUR1.

2.6	Nature of Project Co-financing Loans

(a)	The Project Co-financing Loan is constituted by the Series Project Co-financing Bonds.

(b)	The Nominal Amount of each Series Project Co-financing Bond is EUR1.

2.7	Nature of Project RRF Loans

(a)	The Project RRF Loan is constituted by the Series Project RRF Bonds.

(b)	The Nominal Amount of each Series Project RRF Bond is EUR1.

2.8	Nature of Project PB Bridge Loans

(a)	The Project PB Bridge Loan is constituted by the Series Project PB Bridge Bonds.

(b)	The Nominal Amount of each Series Project PB Bridge Bond is EUR1.

2.9	Nature of Project Cost Overrun Loan

(a)	The Project Cost Overrun Loan is constituted by the Series Project Cost Overrun Bond.

(b)	The Nominal Amount of each Series Project Cost Overrun Bond is EUR1.

2.10	Nature of Project VAT Loan

(a)	The Project VAT Loan is a revolving credit loan constituted by the Series Project VAT Bonds.

(b)	The Nominal Amount of each Series Project VAT Bond is EUR1.

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2.11	Features of Project Bonds

The Project Bonds shall be common registered bonds and shall be subscribed for at par and in cash.

2.12	Project Bond certificates

(a)

The Project Bonds will be represented by Certificates, substantially in the form of Schedule 2 (Form of Project Bond Certificate), each one of which comprises one or more Project Bonds. On each subscription by a Subscriber of Project Bonds of a particular Series, a Certificate, incorporating a Grid, will be issued for all the Project Bonds of such Series being subscribed for by it on such date.

(b)

A Bondholder may request in writing that the Bondholder Agent replace one or more Certificates with one or more Certificates comprising Project Bonds of the same aggregate Nominal Amount with a Grid attached to each Certificate. Replacement Certificates are to be issued, duly signed by the Issuer, within ten (10) Business Days from the date the Bondholder Agent receives the request from the relevant Bondholder.

(c)

Unless the Bondholder Agent otherwise agrees, the requesting Bondholder must pay to the Bondholder Agent for its own account on or before the date the replacement Certificates are issued in connection with a transfer by a Bondholder pursuant to Clause 37 (Changes to the Bondholders), a fee of Euros 2,500.

2.13	Grid

(a)	Unless a Bondholder otherwise requests, the Bondholder Agent will retain each Certificate and the Grid of each issued Certificate.

(b)	The Bondholder Agent will note on each retained Grid all payments in respect of principal and interest made to the Bondholders when these payments are actually made.

(c)

On repayment or prepayment in full of all the amounts due under any of the Project Bonds, each Bondholder will return to the Bondholder Agent all relevant Certificates it holds and the Bondholder Agent in turn will return to the Issuer:

(i)

all original Certificates it holds or has so received duly cancelled in respect of all Project Bonds including the Series Project VAT Bonds which are not intended to be redistributed, together with the relevant Grids duly endorsed; or

(ii)	the Grids duly endorsed in respect of any certificates of Series Project VAT Bonds which are prepaid or repaid and intended to be redistributed.

(d)

If a Bondholder does not wish the Bondholder Agent to retain the Grids in respect of such Bondholder’s Certificates, then such Bondholder must, at its own cost and risk and as a condition to receiving any amounts payable under its Project Bonds, present the relevant Grids to the Bondholder Agent on each date for the payment of any amount under the relevant Project Bonds.

2.14	Authentication

The Bondholder Agent shall only sign and authenticate Project Bonds distributed in accordance with the terms of this Project Debt Programme.

2.15	Increase

(a)	With the exception of the Series Project RRF Bonds, the Issuer may by giving prior notice to the Facilities Agent after the effective date of a cancellation of:

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(i)	the Available Commitments of a Defaulting Bondholder in accordance with Clause 7.6 (Right of Cancellation in relation to a Defaulting Bondholder); or

(ii)	the Series Subscription Commitments of a Bondholder in accordance with:

(A)	Clause 7.1 (Illegality);

(B)	Clause 7.5 (Right of Cancellation or Replacement in relation to a Single Bondholder); or

(C)	Clause 46.5 (Replacement of a Bondholder),

request that the Series Subscription Commitments be increased (and the Series Subscription Commitments shall be so increased) in an aggregate amount in Euro of up to the amount of the Available Commitments or Series Subscription Commitments so cancelled as follows:

(1)

the increased Series Subscription Commitments will, subject always to paragraph (b) of Clause 7.5 (Right of Cancellation or Replacement in relation to a Single Bondholder) and the restrictions of Clause 37 (Changes to the Bondholders), be assumed by one or more Bondholders, or other banks, financial institutions, trusts, funds or other entities selected by the Issuer which are regularly engaged for the purpose of making, purchasing or investing in loans (each an “Increase Bondholder”) each of which confirms in writing (whether in the relevant Increase Confirmation or otherwise) its willingness to assume and does assume all the obligations of a Bondholder corresponding to that part of the increased Series Subscription Commitments which it is to assume, as if it had been a Subscriber in respect of those Series Subscription Commitments;

(2)

the Issuer and any Increase Bondholder shall under the Finance Documents assume obligations towards one another and/or acquire rights against one another as the Issuer and the Increase Bondholder would have assumed and/or acquired had the Increase Bondholder been a Subscriber in respect of that part of the increased Series Subscription Commitments which it is to assume;

(3)

each Increase Bondholder shall become a party to the Finance Documents as a “Bondholder” and any Increase Bondholder and each of the other Finance Parties shall under the Finance Documents assume obligations towards one another and acquire rights against one another as that Increase Bondholder and those Finance Parties would have assumed and/or acquired had the Increase Bondholder been a Subscriber in respect of that part of the increased Series Subscription Commitments which it is to assume;

(4)	the Series Subscription Commitments of the other Bondholders shall continue in full force and effect; and

(5)

any increase in the Series Subscription Commitments relating to a Series shall, subject to the conditions set out below, take effect on the date specified by the Issuer in the notice referred to above or any later date on which the Facilities Agent executes an otherwise duly completed Increase Confirmation delivered to it by the relevant Increase Bondholder.

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(b)

The Facilities Agent shall, subject to paragraph (d) below, as soon as reasonably practicable after receipt by it of a duly completed Increase Confirmation appearing on its face to comply with the terms of this Project Debt Programme and delivered in accordance with the terms of this Project Debt Programme, execute that Increase Confirmation.

(c)

The Facilities Agent shall only be obliged to execute an Increase Confirmation delivered to it by an Increase Bondholder once it (acting on the instructions of the Majority Bondholders) is satisfied that such Increase Bondholder has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the assumption of the increased Series Subscription Commitments by that Increase Bondholder.

(d)

An increase in the Series Subscription Commitments will only be effective if the Increase Bondholder enters into the documentation required for it to accede as a party to the Intercreditor Agreement and this Project Debt Programme.

(e)

Each Increase Bondholder, by executing the Increase Confirmation, confirms (for the avoidance of doubt) that the Facilities Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Bondholder or Bondholders in accordance with this Project Debt Programme on or prior to the date on which the increase becomes effective in accordance with this Project Debt Programme and that it is bound by that decision to the same extent as it would have been had it been a Subscriber.

(f)	The Issuer may pay to the Increase Bondholder a fee in the amount and at the times agreed between the Issuer and the Increase Bondholder in a Fee Letter.

(g)

Neither the Facilities Agent nor any Bondholder shall, subject to paragraph (b) of Clause 7.5 (Right of Cancellation or Replacement in relation to a Single Bondholder), have any obligation to find an Increase Bondholder and in no event shall any Bondholder whose Series Subscription Commitment is replaced by an Increase Bondholder be required to pay or surrender any of the fees received by such Bondholder pursuant to the Finance Documents.

(h)	Clause 37.4 (Limitation of Responsibility of Existing Bondholders) shall apply mutatis mutandis in this Clause 2.15 (Increase) in relation to an Increase Bondholder as if references in that clause to:

(i)	an “Existing Bondholder” were references to all the Bondholders immediately prior to the relevant increase;

(ii)	the “New Bondholder” were references to that “Increase Bondholder”; and

(iii)	a “re-transfer” and “re-assignment” were references to respectively a “transfer” and “assignment”.

2.16	Finance Parties’ Rights and Obligations

(a)

The obligations of each Finance Party under the Finance Documents are several and do not constitute a joint obligation. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

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(b)

The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and do not constitute a joint creditorship and any debt arising under the Finance Documents to a Finance Party from the Issuer shall be a separate and independent debt in respect of which a Finance Party shall be entitled to enforce its rights in accordance with the Finance Documents. Any part of a Project Bond or any other amount owed by the Issuer which relates to a Finance Party’s participation in a Project Bond or its role under the Finance Documents is a debt owing to that Finance Party by the Issuer (including if it is payable to the Bondholder Agent on that Finance Party’s behalf).

3.	PURPOSE

3.1	Use of proceeds

(a)	The Issuer shall apply the proceeds of:

(i)

the Series Project Term Bonds, to fund the Ineligible Costs and subject to paragraph 3.1(b) below, any Eligible Costs not financed under the Series Project RRF Bonds, the Series Project Co-financing Bonds and the Series Project PB Bridge Bonds (other than Eligible Costs which constitute Cost Overruns or paid under Clause 3.1(a)(ii) below);

(ii)

the Series Project RRF Bonds, the Series Project Co-financing Bonds and the Series Project PB Bridge Bonds to pay Eligible Costs (other than Eligible Costs which constitute Cost Overruns), and with respect to the first Issuance of the Series Project RRF PB Bonds to mandatorily prepay the Series Project PB Bridge Bonds;

(iii)	the Series Project Cost Overrun Bonds, to pay for Cost Overruns; and

(iv)	the Series Project VAT Bonds, to finance Refundable VAT pending recovery of related VAT Refunds, or the repurchase of existing Series Project VAT Bonds.

(b)

The Issuer shall use its best endeavours to prioritise the payment of Eligible Costs from the Series Project RRF NBG Bonds, the Series Project PB Bridge RRF Bonds until the PB RRF Switch Date and thereafter the Series Project RRF PB Bonds (other than the first Issuance under the Series Project RRF PB Bonds the proceeds of which shall be used for prepaying the Series Project PB Bridge RRF Bonds), the Series Project Co-financing NBG Bonds, the Series Project PB Bridge Co-financing Bonds until the PB RRF Switch Date and thereafter the Series Project Co-financing PB Bonds (other than the first Issuance under the Series Project Co-financing PB Bonds the proceeds of which shall be used for prepaying the Series Project PB Bridge Co-financing Bonds) before utilising the Series Project Term Bonds for such purpose.

4.	CONDITIONS OF SUBSCRIPTION

4.1	Initial Conditions Precedent

(a)

The Issuer may only deliver the first Request and the Subscribers will only be obliged to subscribe for the relevant Project Bond if not less than five (5) Business Days prior to the Issue Date for that Project Bond (or such lesser period as may be agreed between the Issuer and the Facilities Agent) the Facilities Agent has received all the documents and other evidence listed in Part A (Initial Conditions Precedent) of Schedule 1 (Conditions Precedent) in form and substance satisfactory to the Facilities Agent or it has waived such satisfaction (acting on the instructions of the Subscribers).

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(b)	The Facilities Agent shall notify the Issuer and the Subscribers promptly upon being so satisfied or waived.

(c)

Other than to the extent that the Majority Bondholders notify the Facilities Agent in writing to the contrary before the Facilities Agent gives the notification described in paragraph (b) above, the Subscribers authorise (but do not require) the Facilities Agent to give that notification. The Facilities Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

4.2	Further Conditions Precedent applicable to all Project Bonds

The Subscribers will only be obliged to subscribe for Project Bonds, if:

(a)	(i)

on the date of Financial Close, all of the representations and warranties set out in Clause 24 (Representations) are true in all respects by reference to the facts and circumstances then subsisting; and

(ii)

on the date of the Request and the proposed Issue Date with respect to any Issue Date after Financial Close, all of the Repeating Representations are true in all material respects by reference to the facts and circumstances then subsisting.

(b)	on the date of the Request and the proposed Issue Date, no event or circumstance constituting:

(i)	a Default relating to the Issuer’s obligations with respect to the Project under Clause 32 (Events of Default) is continuing or would result from that subscription; or

(ii)

an Event of Default relating to the Issuer or the Issuer’s obligations with respect to any Non-Project Operations under Clause 32 (Events of Default) is continuing or would result from that subscription;

(c)	the proposed Issue Date for those Project Bonds is a Business Day falling within the applicable Availability Period; and

(d)	a Request has been received by the Facilities Agent, which:

(i)	is in accordance with the relevant Subscription Agreement;

(ii)	specifies the purpose(s) towards which the money that has been requested are to be applied; and

(iii)	confirms that the proceeds of the requested drawings will only be used for purposes permitted by this Project Debt Programme.

4.3	Additional Conditions Precedent applicable to only Series Project Term Bonds

The Subscribers will only be obliged to subscribe for Series Project Term Bonds, if the Facilities Agent has received all the documents and other evidence listed in Part B of Schedule 1 (Conditions Precedent) in form and substance satisfactory to the Facilities Agent or it has waived such satisfaction (acting on the instructions of the Subscribers).

4.4	Additional Conditions Precedent applicable to only Series Project RRF Bonds, Series Project Co-financing Bonds and the Series Project PB Bridge Bonds

The Subscribers will only be obliged to subscribe for:

(a)	Series Project RRF NBG Bonds;

(b)	Series Project Co-financing NBG Bonds;

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(c)	Series Project PB Bridge RRF Bonds and from the PB RRF Switch Date, Series Project RRF PB Bonds; and

(d)	Series Project PB Bridge Co-financing Bonds and from the PB RRF Switch Date, Series Project Co-financing PB Bonds,

if the Facilities Agent has received all the documents and other evidence listed in Part C of Schedule 1 (Conditions Precedent) in form and substance satisfactory to the Facilities Agent or it has waived such satisfaction (acting on the instructions of the Subscribers).

4.5	Additional Conditions Precedent applicable to only Series Project Cost Overrun Bonds

The Subscribers will only be obliged to subscribe for Series Project Cost Overrun Bonds, if the Facilities Agent has received all the documents and other evidence listed in Part D of Schedule 1 (Conditions Precedent) in form and substance satisfactory to the Facilities Agent or it has waived such satisfaction (acting on the instructions of the Subscribers).

4.6	Additional Conditions Precedent applicable to only Series Project VAT Bonds

The Subscribers will only be obliged to subscribe for Series Project VAT Bonds, if the Facilities Agent has received all the documents and other evidence listed in Part E of Schedule 1 (Conditions Precedent) in form and substance satisfactory to the Facilities Agent or it has waived such satisfaction (acting on the instructions of the Subscribers).

5.	SECURITY

5.1	Security Documents

The timely performance by the Issuer of the obligations set out in this Project Debt Programme and the Project Bonds will be secured by the Security Documents in accordance with the priority and ranking contemplated thereunder.

5.2	Transaction Security taken by the Bondholder Agent

All Transaction Security shall be taken in the name of the Bondholder Agent for and on behalf of the Bondholders in accordance with the terms and conditions set out in the Finance Documents and the provisions of the Company Law.

6.	REPAYMENT

6.1	Repayment of Project Bonds (other than Series Project VAT Bonds)

On and from the First Repayment Date (provided that such Project Bonds have been issued), the Issuer shall repay the outstanding amounts of the aggregate Series Project Term Bonds, Series Project RRF NBG Bonds, the Series Project Co-financing NBG Bonds, the Series Project PB Bridge RRF Bonds, the Series Project PB Bridge Co-financing Bonds, the Series Project RRF PB Bonds, the Series Project Co-financing PB Bonds and Series Project Cost Overrun Bonds for such Series on each Repayment Date in an amount equivalent to the percentage set out opposite that Repayment Date as set out in Part 1 or upon exercise of the Deferral Option Part 3 of Schedule 3 (Repayment Schedule) for that Series of the aggregate Series Project Term Bonds, Series Project RRF NBG Bonds, the Series Project Co-financing NBG Bonds, the Series Project PB Bridge RRF Bonds, the Series Project PB Bridge Co-financing Bonds, the Series Project RRF PB Bonds, the Series Project Co-financing PB Bonds and Series Project Cost Overrun Bonds for such Series outstanding on the last day of the Availability Period (the “Repayment Instalment”) and, if on the Maturity Date there are any Series Project Term Bonds, Series Project RRF NBG Bonds, the Series Project Co-financing NBG Bonds, the Series Project PB Bridge RRF Bonds, the Series Project PB Bridge Co-financing Bonds, the Series Project RRF PB Bonds, the Series Project Co-financing PB Bonds and any Series Project Cost Overrun Bonds outstanding, by repaying all outstanding amounts of the such relevant Project Bonds then outstanding.

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6.2	Repayment of Series Project VAT Bonds

The Issuer shall repay all outstanding amounts of the Series Project VAT Bonds on the VAT Bond Final Maturity Date.

6.3	Reborrowing of Series Project VAT Bonds

(a)

Acquisition of any Series Project VAT Bonds by the Issuer with a view to reborrowing under the Project VAT Loan will be made through acquisitions by the Issuer of Series Project VAT Bonds (pro rata from all VAT Bondholders of such Series Project VAT Bonds). The Series Project VAT Bonds acquired by the Issuer will not be cancelled and may be offered to the VAT Bondholders for repurchase in accordance with Clause 6.3(e) below and subject to applicable law.

(b)

In respect of Series Project VAT Bonds which are acquired by the Issuer and not cancelled, such Series Project VAT Bonds shall be deemed not to remain outstanding for the purposes of this Project Debt Programme until the same are repurchased by the VAT Bondholders pursuant to Clause 6.3(f) below.

(c)

The Issuer may acquire outstanding Series Project VAT Bonds by delivery of an Acquisition Notice to the Facilities Agent, by no later than five (5) Business Days prior to the proposed date of acquisition of such Series Project VAT Bonds. The Acquisition Notice is irrevocable and will not be regarded as having been duly completed unless it:

(i)	sets out the aggregate outstanding amount of Series Project VAT Bonds that the Issuer intends to acquire and which shall not exceed the aggregate Nominal Amount of Series Project VAT Bonds; and

(ii)	sets out the proposed effective date of purchase of such Series Project VAT Bonds from the Issuer, which shall be a Business Day within the applicable Availability Period (the “Acquisition Date”).

(d)	On the Acquisition Date:

(i)	the relevant VAT Bondholders shall sell and transfer to the Issuer, and the Issuer shall acquire, the Series Project VAT Bonds referred to in the Acquisition Notice;

(ii)

the Issuer shall pay to the relevant VAT Bondholders an amount equal to the Nominal Amount of the Series Project VAT Bonds referred to in such Acquisition Notice plus any accrued but unpaid interest until the Acquisition Date; and

(iii)	the Bondholder Agent shall update the Register in connection with the transfer of Series Project VAT Bonds made under this Clause 6.3(d).

(e)

The Issuer may offer to the VAT Bondholders under Project VAT Loan (pro rata to all VAT Bondholders participating in the Available Commitments under the Project VAT Loan at that time) any Series Project VAT Bonds which the Issuer acquired under Clause 6.3(c) above for repurchase by such VAT Bondholders, by delivery of a Repurchase Notice to the Facilities Agent, by no later than five (5) Business Days prior to the proposed date of such repurchase. The Repurchase Notice, is irrevocable and will not be regarded as having been duly completed unless it sets out the:

(i)

aggregate Nominal Amount of Series Project VAT Bonds that the Issuer intends to offer to the VAT Bondholders under the Project VAT Loan, which shall not exceed the Available Commitments under the Project VAT Loan at that time; and

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(ii)	proposed effective date of purchase of such Series Project VAT Bonds from the relevant VAT Bondholders, which shall be a Business Day within the applicable Availability Period (the “Repurchase Date”).

(f)	On the Repurchase Date:

(i)	the Issuer shall sell and transfer to the relevant VAT Bondholders, and the VAT Bondholders shall purchase, the Series Project VAT Bonds referred to in the Repurchase Notice;

(ii)

each relevant VAT Bondholder shall pay to the Issuer an amount equal to the Nominal Amount of the Series Project VAT Bonds referred to in such Repurchase Notice to be repurchased by such VAT Bondholder, without any accrued interest or premium; and

(iii)	the Bondholder Agent shall update the Register in connection with the repurchase of Series Project VAT Bonds made under this Clause 6.3(f),

provided that all of the conditions precedent referred to in Clause 4.2 (Further Conditions Precedent applicable to all Project Bonds) and Clause 4.6 (Additional Conditions Precedent applicable to only Series Project VAT Bonds) in relation to Series Project VAT Bonds have been satisfied or waived in accordance with the terms thereof.

(g)

The provisions of this Project Debt Programme with respect to transfer of Project Bonds under Clause 37 (Changes to the Bondholders) shall not apply to any transfer of Series Project VAT Bonds referred to in any Acquisition Notice or any Repurchase Notice and any Certificates representing such Series Project VAT Bonds will remain in the custody of the Bondholder Agent for the account of the Issuer or the relevant VAT Bondholders (as applicable).

(h)

No Break Costs or other penalty shall apply to any payments made by the Issuer pursuant to this Clause 6.3 (Reborrowing of Series Project VAT Bonds) if such payments are made on a VAT Interest Payment Date, but for the avoidance of doubt, any such payments made on any other date shall be made together with related Break Costs.

(i)

The provisions of this Clause 6.3 (Reborrowing of Series Project VAT Bonds) shall not preclude the Issuer from exercising its right to prepay Series Project VAT Bonds and/or cancel Available Commitments in respect of the Series Project VAT Bonds pursuant to the relevant provisions of this Project Debt Programme.

6.4	Effect of Prepayment on Scheduled Repayments

(a)

If any of the Project Bonds are prepaid other than in accordance with Clause 7.1 (Illegality), Clause 7.4 (Voluntary Prepayment of Project Bond), Clause 7.7 (Mandatory Prepayment and Cancellation – Change of Control), Clause 7.11 (Mandatory Prepayment – Cash Sweep), Clause 7.12 (Mandatory Prepayment – Permitted Share Transfers), Clause 7.13 (Mandatory Prepayment and cancellation - Project RRF Loans) and Clause 7.15 (Mandatory prepayment –Series Project PB Bridge Bonds), then, other than to the extent that any part of the relevant Series Subscription Commitment is subsequently increased pursuant to Clause 2.15 (Increase), the amount of the Repayment Instalment for each Repayment Date for each Series (other than the Series Project VAT Bond) falling after that prepayment will reduce in inverse chronological order by the amount of the Project Bonds (other than the Series Project VAT Bonds) prepaid pro rata across each applicable Series.

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(b)

If any of the Project Bonds (other than the Series Project VAT Bonds) are prepaid in accordance with Clause 7.4 (Voluntary Prepayment of Project Bond), the amount of the Repayment Instalment for each Repayment Date falling after the prepayment will reduce pro rata by the amount of the Project Bonds (other than the Series Project VAT Bonds) prepaid.

(c)

If any of the Project Bonds (other than the Series Project VAT Bonds) are prepaid in accordance with Clause 7.11 (Mandatory Prepayment – Cash Sweep) or Clause 7.12 (Mandatory Prepayment – Permitted Share Transfers), the amount of the Repayment Instalment for each Repayment Date falling during the three year period ending on the Maturity Date will reduce pro rata by the amount of the Project Bonds (other than the Series Project VAT Bonds) prepaid.

7.	ILLEGALITY, PREPAYMENT AND CANCELLATION

7.1	Illegality

If it becomes unlawful in any applicable jurisdiction for a Bondholder (an “Illegality Bondholder”) to perform any of its obligations as contemplated by this Project Debt Programme or to subscribe for, purchase or to hold any Project Bond:

(a)	that Bondholder shall promptly notify the Facilities Agent upon becoming aware of that event;

(b)

upon the Facilities Agent notifying the Issuer, each Available Commitment of that Bondholder will be immediately cancelled on the date specified by the Bondholder in the notice delivered to the Facilities Agent (being no earlier than the last day of any applicable grace period permitted by law); and

(c)	the Issuer shall:

(i)

prepay all Project Bonds held by such Bondholder on the last day of the Interest Period for each Project Bond occurring after the Facilities Agent has notified the Issuer or, if earlier, the date specified by the Bondholders in the notice delivered to the Facilities Agent (being no earlier than the last day of any applicable grace period permitted by law);

(ii)

replace that Bondholder in accordance with Clause 7.5 (Right of Cancellation or Replacement in relation to a Single Bondholder) on or before the date applicable under sub-paragraph (i) above in relation to each Project Bond; or

(iii)	be entitled to cancel the Total Series Subscription Commitments to which the Illegality Bondholder is participating to the extent the Issuer is unable to replace that Illegality Bondholder.

7.2	Automatic Cancellation

The Available Commitment of each Bondholder will be automatically cancelled at the close of business on the last day of the applicable Availability Period.

7.3	Voluntary Cancellation

(a)

At any time after Project Completion, the Issuer may, without prejudice and subject to Clause 7.6 (Right of Cancellation in relation to a Defaulting Bondholder), if it gives the Facilities Agent not less than twenty (20) Business Days’ (or such shorter period as the Majority Bondholders may agree) prior notice, cancel the whole or any part of its Available Commitments for any Series.

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(b)

A cancellation of any Available Commitment for a Series in part, must, without prejudice and subject to Clause 7.6 (Right of Cancellation in relation to a Defaulting Bondholder), be in a minimum aggregate amount of €10,000,000 (or, if less, the aggregate Nominal Amount of that Series) and if more, an integral multiple of €5,000,000.

(c)	Any cancellation under this Clause 7.3 shall reduce the Available Commitments of the Bondholders under the relevant Series rateably.

7.4	Voluntary Prepayment of Project Bond

(a)

The Issuer may, subject to paragraph (b) below, if it gives the Facilities Agent not less than twenty (20) Business Days’ (or such shorter period as the Majority Bondholders may agree) prior notice, prepay the whole or any part of any Project Bond.

(b)

The Issuer may only make a voluntary prepayment before Project Completion if it has delivered to the Facilities Agent the most recent Construction Report and the most recent Construction Progress Report including confirmation from the LTA (acting reasonably) that, in its opinion:

(i)	there is no actual or projected Cost Overrun as at such date; and

(ii)	Project Completion shall not be delayed beyond the Longstop Date.

(c)

A prepayment of any Project Bond in part must be in a minimum aggregate amount of €10,000,000 (or, if less, the aggregate Nominal Amount of that Series) and if more, an integral multiple of €5,000,000.

7.5	Right of Cancellation or Replacement in relation to a Single Bondholder

(a)	If at any time:

(i)	the Issuer receives a notice from the Facilities Agent under paragraph (a) of Clause 19.2 (Increased Cost Claims) in respect of a Bondholder;

(ii)	any Bondholder is or becomes an Affected Bondholder;

(iii)	the Bondholders receive notice from the Facilities Agent that any Bondholder has become a Non-Consenting Bondholder or a Defaulting Bondholder; or

(iv)	the circumstances in Clause 7.1 (Illegality) apply in respect of that Bondholder,

then, provided that limb (B) shall not apply in respect of a Non-Consenting Bondholder and subject to paragraphs 7.5(b) and 7.5(c) below, the Issuer may, whilst the circumstances giving rise to any of the events occurring in paragraphs (i) to (iv) above continue:

(A)

require the assignment or transfer of that Bondholder’s Series Subscription Commitments and participation in the relevant Project Bonds at par, for cash, together with accrued and unpaid interest and fees and costs and other amounts due under the Finance Documents pursuant to Clause 46.5 (Replacement of a Bondholder) and in accordance with Clause 37 (Changes to the Bondholders); and/or

(B)

give the Facilities Agent notice of cancellation of all or any part of that Bondholder’s Series Subscription Commitments and the Issuer’s intention to procure the repayment of all or any part of that Bondholder’s participations in the relevant Project Bond, whereupon the relevant part of the Series Subscription Commitments of that Bondholder shall immediately be reduced to zero.

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(b)	The cancellation of a single Bondholder under paragraph (a)(iii) above, shall be on the condition that:

(i)	no Cost Overrun exists or is likely to occur as a result of cancellation of all or any part of that Bondholder’s Series Subscription Commitments; and

(ii)

any Series Project Co-financing Bonds, Series Project RRF Bond and any Series Project PB Bridge Bonds are cancelled pro rata across the Series based on the Pro Rata share of each Bondholder’s Series Subscription Commitment.

(c)

On the last day of each Interest Period which ends after the Issuer has given notice under paragraph (a)(B) above (or, if earlier, the date specified by the Issuer in that notice), the Issuer shall repay that Bondholder’s participation in the relevant Project Bond together with, in each case, all interest and other amounts accrued under the Finance Documents or, as the case may be, on the date set out in such notice and in accordance with Clause 37 (Changes to the Bondholders) that Bondholder’s participation shall (unless it shall be unlawful for the Bondholder’s participation to be transferred) be transferred to another person pursuant to Clause 46.5 (Replacement of a Bondholder) and paragraph (a) above, as applicable.

7.6	Right of Cancellation in relation to a Defaulting Bondholder

(a)

If any Bondholder becomes a Defaulting Bondholder, the Issuer may, at any time whilst the Bondholder continues to be a Defaulting Bondholder, give the Facilities Agent not less than three (3) Business Days’ notice of cancellation of all or any part of each Available Commitment of that Bondholder.

(b)	In accordance with the RRF Legal Framework, upon any non-subscription of:

(i)

any Series Project RRF NBG Bonds a pro rata amount of the Series Project Co-financing NBG Bonds shall be cancelled and vice versa with respect to any non-subscription of Series Project Co-financing NBG Bonds; and

(ii)

any Series Project RRF PB Bonds a pro rata amount of the Series Project Co-financing PB Bonds shall be cancelled and vice versa with respect to any non-subscription of Series Project Co-financing PB Bonds.

(c)	On the notice referred to in paragraph (a) above becoming effective, each Available Commitment (or relevant part thereof) of the Defaulting Bondholder shall immediately be reduced to zero.

(d)	The Facilities Agent shall as soon as practicable after receipt of a notice referred to in paragraph (a) above, notify all the Bondholders.

7.7	Mandatory Prepayment and Cancellation – Change of Control

Following the occurrence of a Change of Control without the prior written consent of the Bondholders, the Issuer must, within one (1) month of being aware of such Change of Control, notify the Facilities Agent (with a copy to the Bondholder Agent) of the occurrence of such Change of Control. Upon receipt of such notice by the Facilities Agent, all Series Subscription Commitments will be immediately cancelled and all of the outstanding Project Bonds, together with accrued interest and all other amounts payable in relation to such Project Bonds shall be deemed to be due and payable on the last day of the then-current Interest Period unless a Bondholder provides notice in writing that it does not wish to be so repaid in which case the Issuer shall not repay such Bondholder’s participation in the outstanding Project Bonds.

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7.8	Mandatory Prepayment – Insurance Proceeds

(a)

Except as provided in paragraph (b) below, on the Project Interest Payment Date immediately following receipt by the Issuer of any Insurance Proceeds (other than any insurance proceeds in respect of third-party liability insurance where such proceeds are to be paid to third parties) on or after Financial Close, the Issuer shall apply an amount equal to such Insurance Proceeds to prepay the Project Bonds (other than the Series Project VAT Bonds).

(b)	The Issuer shall not be required to make any prepayments of the Project Bonds following the receipt or payment of Insurance Proceeds if such Insurance Proceeds are in an aggregate amount:

(i)

no greater than EUR ten million (€10,000,000) (indexed) relating to a single event or incident or a series of connected events or incidents (taken together, the “Insurance Event”), where the relevant Insurance Event has not had or is not reasonably likely to have a Material Adverse Effect;

(ii)	greater than EUR ten million (€10,000,000)(indexed) but not greater than EUR fifty million (€50,000,000) (indexed) relating to an Insurance Event,

and in each case:

(A)

such Insurance Proceeds are promptly applied by the Issuer for the repair or reinstatement of the relevant Project Assets (or to reimburse the Issuer in respect of costs and expenses incurred for repairs or reinstatement of the relevant Project Assets) in accordance with a reinstatement plan acceptable to the Facilities Agent (acting on the instructions of the Majority Bondholders taking into account the advice of the LTA and/or the LIA) within thirty (30) days of the later of the date of receipt of such Insurance Proceeds and the date of acceptance of a reinstatement plan by the Facilities Agent; and

(B)	the Issuer delivers an updated Base Case Financial Model to the Facilities Agent, together with the reinstatement plan;

(iii)	are required to be applied to final settlement of any third-party claim in respect of which those proceeds arose; or

(iv)	are paid in respect of delay in start-up, business interruption insurance or anticipated loss of revenue insurance,

provided that, if such Insurance Proceeds are not applied in accordance with the reinstatement plan referred to in this paragraph (b), or if there are excess Insurance Proceeds following the implementation of such reinstatement plan in full, the Issuer shall apply such proceeds in prepayment of the Project Bonds (other than the Series Project VAT Bonds) on the Project Interest Payment Date on which the Issuer elects to make such prepayment.

7.9	Mandatory Prepayment – Compensation Proceeds

(a)

If the Issuer receives any Termination Compensation, the Issuer shall apply an amount equal to such Termination Compensation to prepay the Project Bonds (other than the Series Project VAT Bonds) on the Project Interest Payment Date immediately following receipt by the Issuer of such Termination Compensation.

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(b)

If the Issuer receives any compensation under the Investment Agreement other than Termination Compensation or any delay or performance liquidated damages for any reason under any Material Project Document and the amount of such Compensation Proceeds exceeds the amount required to complete (within twelve (12) months of receipt of such Compensation Proceeds) the scope of work contemplated by the relevant Material Project Document or to otherwise remedy (within that time period) the events or circumstances which gave rise to the payment of such Compensation Proceeds, as certified by an authorised signatory of the Issuer and confirmed in writing by the LTA, the Issuer shall apply such excess amount to prepay the Project Bonds (other than the Series Project VAT Bonds).

7.10	Mandatory Prepayment – Disposal Proceeds

If, in connection with any Permitted Disposal(s) made by the Issuer on and from Financial Close during any calendar year, the Issuer receives net proceeds other than in the ordinary course and which in aggregate exceeds Euros 4,000,000 (indexed) during such period, the Issuer shall notify the Facilities Agent and the LTA of that event (and the Facilities Agent shall promptly notify to the Bondholders) and the Issuer shall either:

(a)

apply such excess proceeds in payment of Pre-Completion Project Costs or Post-Completion Operating Costs (as applicable) to the extent that the application of such proceeds is approved in writing by the LTA (acting reasonably) and are so applied within twelve (12) months of receipt thereof, during which period such net proceeds shall remain in the Insurance Proceeds Account; or

(b)	if such excess proceeds are not applied in accordance with paragraph (a) above, apply such proceeds in prepayment of the Project Bonds (other than the Series Project VAT Bonds) on the earlier of:

(i)	the date falling twelve (12) months after the receipt of such net proceeds; and

(ii)	the Project Interest Payment Date on which the Issuer elects to make such prepayment.

7.11	Mandatory Prepayment – Cash Sweep

(a)	On each relevant Repayment Date:

(i)

if, for the corresponding Calculation Date, the Calculation Notice confirms that the Historic DSCR and the Projected DSCR is equal to or greater than 1.20x, the Distribution Conditions are satisfied and that the Issuer elects to make a Distribution, then the Issuer shall:

(A)

first apply a portion of the Excess Cash in prepayment of the Project Bonds (other than the Series Project VAT Bonds) pro rata across the applicable Series, in an amount up to the amount required to reduce the principal amounts outstanding under those Project Bonds to that which would have been outstanding at such date if the amortisation schedule set out in Part 2 or upon exercise of the Deferral Option Part 4 of Schedule 3 (Repayment Schedule) had been adopted; and

(B)

secondly, if there are remaining amounts of Excess Cash, apply an amount up to 20% of the Excess Cash remaining after the payment referred to in (A) above, up to an aggregate prepayment amount of twenty per cent. (20%) of the aggregate of the Total Series Subscription Commitments (other than under the Project VAT Series Subscription) in prepayment of the Project Bonds (other than the Series Project VAT Bonds) pro rata across the applicable Series to be applied in accordance with Clause 6.4(c); and

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(b)

if, for the corresponding Calculation Date, the Calculation Notice confirms that the Historic DSCR or the Projected DSCR is below 1.20x then the Issuer must apply an amount equal to 50% of the Excess Cash in prepayment of the Project Bonds (other than the Series Project VAT Bonds) pro rata across the applicable Series to be applied in accordance with Clause 6.4(c).

7.12	Mandatory Prepayment – Permitted Share Transfers

On the Repayment Date immediately following receipt by the Issuer of proceeds in accordance with paragraphs (c)(iii) of Clause 31.1 (EBRD) and (d) of Clause 31.3 (Stock Exchange Listing), the Issuer shall:

(a)

first apply a portion of the Excess Cash in prepayment of the Project Bonds (other than the Series Project VAT Bonds) pro rata across the applicable Series, in an amount up to the amount required to reduce the principal amounts outstanding under those Project Bonds to the amount that would have been outstanding at such date if the amortisation schedule set out in Part 2 of Schedule 3 (Repayment Schedule) had been adopted; and

(b)

secondly, if there are remaining amounts of Excess Cash, apply an amount up to 50% of the Excess Cash remaining after the payment referred to paragraph (a) above, in prepayment of the Project Bonds (other than the Series Project VAT Bonds) pro rata across the applicable Series to be applied in accordance with Clause 6.4(c). For the avoidance of doubt, the cap on Excess Cash of up to twenty per cent. (20%) of the aggregate of the Total Series Subscription Commitments referred to in Clause 7.11(a)(i)(B) (Mandatory Prepayment – Cash Sweep) shall not apply to the application of Excess Cash amounts under this Clause 7.12(b).

7.13	Mandatory Prepayment and cancellation - Project RRF Loans

(a)

It shall be a “RRF Mandatory Cancellation and Prepayment Event” if the Evaluator re-assesses the Investment Plan, or an amendment to the Investment Plan, and determines that the Eligible Investment no longer meets the Eligibility Criteria and that the amount of the Series Project RRF Bond must be reduced by an amount corresponding to that calculated in accordance with Article 3 of the Ministerial Decision on Eligibility Criteria.

(b)	Upon the occurrence of a RRF Mandatory Cancellation and Prepayment Event under paragraph (a) above:

(i)

the amount of the Available Commitments of each Project Bondholder pertaining to the Project RRF Series Subscription, the Project PB Bridge RRF Series Subscription, the Project PB Bridge Co-financing Series Subscription, the Project PB Co-financing Series Subscription and the Project NBG Co-financing Series Subscription shall be reduced rateably by the amount corresponding to that calculated in accordance with Article 3 of the Ministerial Decision on Eligibility Criteria; and

(ii)

the Issuer shall immediately prepay the Series Project RRF Bonds, the Series Project Co-financing Bonds and the Series Project PB Bridge Bonds (pro rata across the Series based on the Pro Rata Share of each Bondholder’s Series Subscription Commitment) until the Series Project RRF Bond is reduced by an amount corresponding to that calculated in accordance with Article 3 of the Ministerial Decision on Eligibility Criteria.

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7.14	Mandatory prepayment – Series Project VAT Bonds

Until the VAT Bond Final Maturity Date, the Issuer shall on the last day of the relevant Interest Period for the Project VAT Loan, apply any VAT Refund and VAT Refund Set-Off Amounts received into the VAT Account during such Interest Period to acquire the Series Project VAT Bonds in accordance with Clause 6.3 (Reborrowing of Series Project VAT Bonds).

7.15	Mandatory prepayment – Series Project PB Bridge Bonds

(a)

The Facilities Agent shall promptly notify the Issuer of the occurrence of the RRF Funds PB Availability Date (following a relevant notification from Piraeus Bank S.A. to the Facilities Agent promptly upon the occurrence of the RRF Funds PB Availability Date pursuant to Clause 33.69 (Series Project RRF PB Bonds)) and the Issuer and Piraeus Bank S.A. shall promptly proceed to execute any agreement, deed, report, letter, order, mandate, statement or other document reasonably required to ensure that:

(i)

all Project Bonds issued under the Series Project PB Bridge Co-financing Bond until that date are mandatorily prepaid and refinanced in full with the proceeds of the first Issuance of the Series Project Co-financing PB Bonds; and

(ii)

all Project Bonds issued under the Series Project PB Bridge RRF Bond until that date are mandatorily prepaid and refinanced in full with the proceeds of the first Issuance of the Series Project RRF PB Bonds.

(b)

To this end, the Issuer authorises and instructs the Facilities Agent to take any actions that it deems necessary or appropriate (including entering into a contract with itself (“αυτοσύμβαση”)) and to execute, receive and deliver any document required for the refinancing mentioned above. The authorisations and instructions of this Clause are irrevocable under articles 218 and 724 of the Greek Civil Code (such power being maintained in the circumstances of articles 223 and 726 of the Greek Civil Code), as they also concern the interests of the Finance Parties.

(c)

Within two (2) Business Days of completion of any relevant actions described under paragraph (b) above, the Issuer shall submit a Request for the Issuance of Series Project Co-financing PB Bonds and Series Project RRF PB Bonds, in each case in the amounts outstanding under the Series Project PB Bridge Co-financing Bond and the Series Project PB Bridge RRF Bond, respectively (excluding, for the avoidance of doubt, the amount of any accrued and unpaid interest which shall remain payable on the next Project Interest Payment Date).

(d)

Notwithstanding Clause 13.2(b) (Withdrawals from the Project Proceeds Account), the proceeds of the Issuance requested in accordance with paragraph (c) above shall be paid into the Project Proceeds Account and applied directly in prepayment of all principal amounts outstanding under the Series Project PB Bridge Co-financing Bond and the Series Project PB Bridge RRF Bond, respectively (excluding, for the avoidance of doubt, the amount of any accrued and unpaid interest which shall remain payable on the next Project Interest Payment Date).

(e)

On the date of Issuance and subscription of the Series Project Co-financing PB Bonds and Series Project RRF PB Bonds, any outstanding commitments in respect of the Series Project PB Bridge Co-financing Bond and the Series Project PB Bridge RRF Bond shall be cancelled and reduced to zero on such date.

(f)	Notwithstanding anything to the contrary in this Project Debt Programme, the mandatory prepayments made in accordance with this Clause shall not be applied to any other Series.

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8.	RESTRICTIONS

8.1	Notices of Cancellation or Prepayment

Any notice of cancellation, prepayment, authorisation or other election given by any Party under Clause 7 (Illegality, Prepayment and Cancellation) may (subject to the terms of that clause) be provided on an irrevocable and unconditional basis and, unless a contrary indication appears in this Project Debt Programme, any such notice shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

8.2	Interest and other Amounts

(a)

Subject to paragraph (b) below, on voluntary prepayment pursuant to Clause 7.4 (Voluntary Prepayment of Project Bond) or cancellation pursuant to Clause 7.3 (Voluntary Cancellation) of all, or any part of, the Project Bonds (other than with respect to the Series Project RRF Bonds or Series Project VAT Bonds or the relevant Series Subscription Commitments as applicable), the Issuer shall pay to the Facilities Agent (for the account of each Subscriber) a non-refundable fee in Euros computed at the rate of one point five per cent (1.5%) of the principal amount of the Project Bonds prepaid or Available Commitments for the relevant Series that is cancelled.

(b)

No prepayment fee or premium (however described) shall be payable with respect to the voluntary prepayment of the Project VAT Loans or the Project RRF Loans, or the cancellation of the Project RRF Series Subscription, in each case, in whole or in part.

(c)

Any mandatory prepayment or cancellation, or mandatory acquisition, under this Project Debt Programme shall be made together with accrued interest on the amount prepaid, cancelled, repurchased or reborrowed and subject to Break Costs if prepaid on a date that is not a Repayment Date (other than a mandatory prepayment or cancellation made in accordance with Clause 7.1 (Illegality) or Clause 7.15 (Mandatory prepayment –Series Project PB Bridge Bonds) with respect to which no Break Costs shall apply). No other premium or penalty shall apply.

(d)

Each Bondholder shall, as soon as reasonably practicable after a demand by the Facilities Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

8.3	Pro rata application of voluntary prepayments

(a)

Any voluntary prepayment or cancellation under this Project Debt Programme shall be made in accordance with Clause 6.4(b) (Effect of Prepayment on Scheduled Repayments)together with accrued interest on the amount prepaid and, subject to Break Costs if prepaid on a date that is not a Repayment Date, without any other premium or penalty (other than any specified in Clause 8.2(a) (Interest and other Amounts)).

(b)	In case of a voluntary prepayment pursuant to Clause 7.4 (Voluntary Prepayment of Project Bond) or cancellation pursuant to Clause 7.3 (Voluntary Cancellation) of:

(i)	any Series Project RRF Bonds or Series Project Co-financing Bonds; or

(ii)	any Series Project PB Bridge RRF Bonds or Series Project PB Bridge Co-financing Bonds,

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each Bondholder’s pro rata share in all Series (other than the Series Project VAT Bonds) shall also be cancelled or prepaid.

8.4	No re-issue

(a)	Any Project Bonds which are prepaid or repaid may not be re-issued.

(b)	The Project VAT Loans may be acquired and repurchased in accordance with Clause 6.3 (Reborrowing of Series Project VAT Bonds).

8.5	No Reinstatement of Total Series Subscription Commitments

Subject to Clause 2.15 (Increase), no amount of the Total Series Subscription Commitments cancelled under this Project Debt Programme may be subsequently reinstated.

8.6	Agent’s Receipt of Notices

If the Facilities Agent receives a notice under Clause 7 (ILLEGALITY, PREPAYMENT AND CANCELLATION), it shall promptly forward a copy of that notice or election to either the Issuer or the affected Bondholder, as appropriate.

9.	INTEREST AND DEFAULT INTEREST

9.1	Payment of Interest

Subject to the other provisions of this Clause 9 (Interest and Default Interest), Clause 10 (Interest Periods) and Clause 11 (Changes to the Calculation of Interest) hereof, the Issuer shall for each Interest Period pay on each Project Bond interest on the outstanding amount of each Project Bond at an interest rate equal to the percentage rate per annum equal to the Applicable Interest Rate.

9.2	Interest Payment Dates

The Issuer shall pay accrued interest on each Project Bond outstanding on the last day of each Interest Period applicable thereto.

9.3	Default Interest

(a)

Interest shall accrue on each Unpaid Sum (other than interest) from its due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (f) below, is determined by the Facilities Agent to be two per cent. (2%) higher than the rate at which it would have accrued if the Unpaid Sum had, during the period of non-payment, constituted the Nominal Amount of a Project Bond in the currency of the Unpaid Sum for successive Interest Periods, each of a duration selected by the Facilities Agent (acting reasonably).

(b)

If the Issuer fails to pay interest payable by it under the Finance Documents on its due date (the “Unpaid Interest”), lump sum damages shall accrue on the Unpaid Interest amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (f) below is two per cent. (2%) higher than the rate at which it would have accrued if the Unpaid Interest had, during the period of non-payment, constituted a Project Bond in the currency of the Unpaid Interest for successive Interest Periods, each of a duration selected by the Facilities Agent (acting reasonably).

(c)

Interest (if unpaid) on any overdue amount will bear interest and shall be compounded with that overdue amount every semester or at such period as may be subsequently provided under applicable law, whichever is the shorter, but will remain immediately due and payable.

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(d)

Default interest arising on an overdue amount (if unpaid) will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

(e)	Any interest or lump sum accruing under this Clause 9.3 (Default Interest) shall be immediately payable by the Issuer on demand by the Facilities Agent.

(f)

If any Unpaid Sum or Unpaid Interest consists of all or part of a Project Bond which became due otherwise than on the last day of an Interest Period relating to that Project Bond the first Interest Period for that Unpaid Sum or Unpaid Interest shall have a duration equal to the unexpired portion of the then current Interest Period.

9.4	Notification of Rates of Interest

The Facilities Agent shall promptly notify the Bondholders and the Issuer of the determination of a rate of interest under this Project Debt Programme.

10.	INTEREST PERIODS

10.1	Interest Periods

(a)

The first Interest Period in respect of a Project Bond (other than a Series Project VAT Bond) will be the period from the Issue Date for that Project Bond up to the earliest of 30 June and 31 December of the year during which the Issue Date has occurred.

(b)

Each subsequent Interest Period for each Project Bond (other than a Series Project VAT Bond) will start on 30 June and on 31 December (as applicable) in each year up to and including the Final Maturity Date of the applicable Series and each subsequent Interest Period for each Project Bond (other than a Series Project VAT Bond) will be a period of six (6) months.

(c)

The Interest Period in respect of a Series Project VAT Bond will be the period of one (1), three (3) or six (6) months specified in the Request for the Series Project VAT Bonds or in a Selection Notice issued prior to the commencement of each Interest Period for the Project VAT Loan. If the Issuer fails to specify such period in the Request or fails to deliver a Selection Notice, the first Interest Period will be the period from the Issue Date for that Project Bond up to the last day of the month during which the Issue Date has occurred and each subsequent Interest Period shall be a period of one (1) month.

(d)	Each Project Bond has successive Interest Periods.

(e)	If an Interest Period would otherwise overrun the relevant Final Maturity Date, it will be shortened so that it ends on the relevant Final Maturity Date.

(f)

Following the redistribution of a Series Project VAT Bond repurchased in accordance with Clause 6.3 (Reborrowing of Series Project VAT Bonds) or Clause 7.14 (Mandatory prepayment – Series Project VAT Bonds), the first Interest Period for such Series Project VAT Bond following its re-issuance shall end on the same day as the current Interest Period for any other Series Project VAT Bond, or, if no other Series Project VAT Bonds are issued at such time, the Interest Period which would have applied to such Series Project VAT Bond in accordance with paragraphs (a) to (d) above, if it had not been prepaid.

(g)

No interest shall accrue in respect of any Series Project VAT Bond which has been repurchased in accordance with Clause 6.3 (Reborrowing of Series Project VAT Bonds) or Clause 7.14 (Mandatory prepayment – Series Project VAT Bonds) during the relevant Holding Period for that Series Project VAT Bond

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10.2	Consolidation

(a)	With respect to all Project Bonds other than the Series Project VAT Bonds:

(i)	all Project Bonds which are issued on the same Issue Date shall have the same Interest Period.

(ii)

the first Interest Period for the Project Bonds of any Series issued on the same Issue Date (other than the Project Bonds issued under the first Issuance) shall end on the then current Interest Period for Project Bonds already issued under such Series and, as of the last day of such Interest Period, the Project Bonds issued on the same Issue Date under any such Series shall have Interest Periods of the same duration; and

(iii)

the first Interest Period for the Series Project Cost Overrun Bonds, Series Project VAT Bonds, the Series Project Co-financing PB Bonds and the Series Project RRF PB Bonds issued under the Project Cost Overrun Series Subscription, the Project VAT Series Subscription, the Project PB Co-financing Series Subscription and the Project PB RRF Series Subscription respectively on the first Issue Date shall end on the then current Interest Period for the Series Project Term Bonds, the Series Project Co-financing NBG Bonds, the Series Project RRF NBG Bonds, the Series Project PB Bridge Bonds and the Series Project PB Bridge Co-financing Bonds already issued and, as of the last day of such Interest Period, the Project Bonds of all Series shall have Interest Periods of the same duration.

(b)	With respect to the Series Project VAT Bonds:

(i)	all Series Project VAT Bonds which are issued on the same Issue Date shall have the same Interest Period.

(ii)

the first Interest Period for the Series Project VAT Bonds issued on the same Issue Date (other than the Series Project VAT Bonds issued under the first Issuance) shall end on the then current Interest Period for Series Project VAT Bonds already issued under the Project VAT Series Subscription and, as of the last day of such Interest Period, the Series Project VAT Bonds issued on the same Issue Date shall have Interest Periods of the same duration.

10.3	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that month (if there is one) or the preceding Business Day (if there is not).

11.	CHANGES TO THE CALCULATION OF INTEREST

11.1	Unavailability of Screen Rate

(a)

Interpolated Screen Rate: If no Screen Rate is available for EURIBOR for the Interest Period of a Project Bond (other than the Series Project RRF Bonds), the applicable EURIBOR shall be the Interpolated Screen Rate for a period equal in length to the Interest Period of that Project Bond.

(b)	Reference Bank Rate: If no Screen Rate is available for EURIBOR for:

(i)	the currency of a Project Bond; or

(ii)	the Interest Period of a Project Bond and it is not possible to calculate the Interpolated Screen Rate,

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the applicable EURIBOR shall be the Reference Bank Rate as of noon (Athens) on the Quotation Day for the currency of that Project Bond and for a period equal in length to the Interest Period of that Project Bond.

11.2	Calculation of Reference Bank Rate

If EURIBOR is to be determined on the basis of a Reference Bank Rate but a Reference Bank does not supply a quotation by noon (Athens) on the Quotation Day, the Reference Bank Rate shall be calculated on the basis of the quotations of the remaining Reference Banks.

11.3	Market Disruption

(a)	In this Clause 11, each of the following events is a “Market Disruption Event”:

(i)	EURIBOR is to be calculated by reference to the Reference Banks but no, or only one, Reference Bank supplies a rate by noon (Athens) on the Quotation Day for the relevant Interest Period; or

(ii)

the Facilities Agent receives by close of business on the Quotation Day for the relevant Interest Period notification from a Bondholder or Bondholders (the aggregate outstanding Nominal Amount of whose Project Bonds exceed 30% of the aggregate outstanding Nominal Amount of Project Bonds in respect of which the rate fixing is relevant) that the cost to them of obtaining matching deposits in the Relevant Interbank Market is in excess of EURIBOR for the relevant Interest Period.

(b)	The Facilities Agent must promptly notify the Issuer and the Bondholders of a Market Disruption Event.

(c)

After notification under paragraph (b) above, the rate of interest on the outstanding Nominal Amount of the affected Project Bonds of each Bondholder for the relevant Interest Period will be the aggregate of:

(i)	the Applicable Margin; and

(ii)

the rate notified to the Facilities Agent by that Bondholder as soon as practicable, and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the weighted average cost to that Bondholder of funding the outstanding Nominal Amount of the Project Bonds in question held by it from whatever source it may reasonably select.

11.4	Alternative basis of interest or funding

(a)

If a Market Disruption Event occurs and the Facilities Agent or the Issuer so requires, the Issuer and the Facilities Agent must enter into negotiations for a period of not more than thirty (30) days with a view to agreeing an alternative basis for determining the rate of interest and/or funding for the affected Project Bond and any future Project Bond.

(b)

Any alternative basis agreed will be with the prior consent of the Bondholders holding affected Project Bonds and binding on all such Bondholders and the Issuer with respect to such affected Project Bonds.

11.5	Notification of Funding Rate

The Facilities Agent shall promptly notify the Issuer of each Funding Rate.

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12.	ISSUER ACCOUNTS

12.1	Appointment of the Account Bank

The Issuer hereby designates and appoints the Account Bank as account bank to hold and operate the Issuer Accounts, in accordance with the terms set out in this Project Debt Programme, and the Account Bank hereby accepts and acknowledges such designation and appointment in accordance with and limited to the terms and conditions of this Project Debt Programme.

12.2	Operating / Release Procedure

Subject to Clauses 12.8 (Withdrawals from Issuer Accounts) and 12.9 (Instructions to the Account Bank), the Account Bank shall:

(a)

until instructed otherwise by the Facilities Agent pursuant to Clause 15.3(a) (Blocking of Secured Accounts), provide for on-line electronic banking that enables the Issuer to independently operate the Project Equity Account, Non-Project Equity Account, Project Construction / Operating Account, Non-Project Operations Account and the Distribution Account;

(b)

without prejudice to paragraph (a) above, release monies standing to the credit of the other Issuer Accounts or any portion thereof to any designated payee, including the Issuer, in accordance with a Payment Instruction submitted by the Issuer; and/or

(c)

pay, release, transfer, liquidate or otherwise deal with the monies standing to the credit of the Issuer Accounts, or any portion thereof, in accordance with (and no later than five (5) Business Days following receipt by the Account Bank of), the terms of a judgment determining the entitlement of the Issuer or any other person to the monies standing to the credit of the relevant Issuer Account, or any portion thereof, provided that, if the Account Bank so requires, such judgment shall be accompanied by a legal opinion satisfactory to the Account Bank (given by the Account Bank’s legal counsel or, if customary in the jurisdiction of the Account Bank, the legal counsel for the party requesting the payment, release, transfer or liquidation or other action) confirming the effect of such judgment and that it represents a final adjudication of the rights of the parties by a court or tribunal of competent jurisdiction, and that the time for appeal from such judgment has expired without an appeal having been made, subject in the case of Clause 12.2(b) to any Instruction being received by the Account Bank not later than the Specified Time two (2) Business Days prior to the date on which the relevant payment is to be made, and provided that the Account Bank shall only be required to make a payment or take any other action on a Business Day.

12.3	Currencies

(a)	Where, in each case, in accordance with this Project Debt Programme:

(i)	sums are received by the Account Bank on behalf of or from the Issuer which are required to be credited to an Issuer Account;

(ii)	a transfer is to be made from a Secured Account denominated in one Permitted Currency to an Issuer Account denominated in another Permitted Currency, the relevant currency exchange; or

(iii)	a payment is otherwise to be made from an Issuer Account in accordance with this Project Debt Programme,

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and such sums received or payment to be made are in a currency other than the currency of the relevant Issuer Account to or from which such receipt or payment is to be made is denominated, the conversion of such receipt or payment into the relevant currency shall be effected by the Account Bank on behalf of and on the instructions of the Issuer at the Account Bank’s spot rate of exchange for such currencies on terms and rates which are, in all material respects, no less favourable than the most favourable terms and published market rates which the Account Bank would offer to its other similar customers on the execution date.

(b)

The Account Bank shall procure that any currency conversion made or to be made by it is made as soon as reasonably practicable, and in any event no later than the value date for the relevant payment to be made to or from that Issuer Account.

12.4	Account Bank’s Practices

(a)

The Account Bank shall, save as otherwise provided in this Project Debt Programme, maintain each of the Issuer Accounts which is required to be maintained with it pursuant to this Project Debt Programme, in accordance with its usual practices and the provisions of the Finance Documents and shall not be under any duty to give the monies held by it hereunder any greater degree of care than it gives to amounts held for its general banking customers.

(b)

The Parties to this Project Debt Programme agree that, in the event of any conflict between the terms of any account opening agreement entered into by the Issuer with the Account Bank in relation to the Issuer Accounts and the terms of any Finance Document, the terms of such account opening agreement shall prevail.

(c)

Notwithstanding the terms of the Finance Documents, the Account Bank shall not be obliged to undertake any action that may contradict or violate the laws and regulations that are applicable to it and shall not be liable for any failure to carry out any or all of its obligations under this Project Debt Programme where performance of any such duty or obligation would be in breach of any law or regulation or at a time when it has not been able to satisfy any applicable “know your customer requirements”.

12.5	Separate Issuer Accounts

(a)	Unless otherwise specified in this Project Debt Programme, each Issuer Account shall be a separate account with the Account Bank and shall be located at a branch of the Account Bank in Athens, Greece.

(b)	No withdrawal shall be made from any Issuer Account if it would cause such Issuer Account to become overdrawn.

12.6	Credits to Issuer Accounts

Save as otherwise provided in any of the Security Documents, the Issuer shall credit, and shall procure that there is credited, to the Issuer Accounts all such amounts as are required under this Project Debt Programme and shall ensure that such other credits are made to the Issuer Accounts as are required to be made pursuant to any other provision of any other Finance Document.

12.7	Interest on Issuer Accounts

Subject to Clause 16 (Permitted Investments), each amount from time to time standing to the credit of each Issuer Account shall accrue interest at such rate agreed in writing between the Issuer and the Account Bank from time to time, such interest (if any) to be credited to such Issuer Account at such time or times as may be agreed from time to time between the Issuer and the Account Bank or, failing agreement, in arrears on any month in which interest accrues, the first Business Day of each subsequent month in each calendar year.

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12.8	Withdrawals from Issuer Accounts

The Account Bank agrees that unless and until instructed otherwise by the Facilities Agent pursuant to Clause 15.3(a) (Blocking of Secured Accounts), it shall make such payments out of the amounts standing to the credit of the Issuer Accounts as may from time to time be requested by the Issuer pursuant to, and in accordance with, an express provision of a Finance Document. Save as expressly provided or permitted in the Finance Documents, no Party shall be entitled to require any Account Bank to make, and the Account Bank shall not make, any payment out of the amount standing to the credit of any of the Issuer Accounts.

12.9	Instructions to the Account Bank

(a)

Subject to 12.2 (Operating / Release Procedure), all instructions to the Account Bank to withdraw or transfer monies from the Issuer Accounts maintained with it pursuant to this Project Debt Programme shall be in the form of an Instruction, duly signed by:

(i)

with respect to the Secured Accounts, at any time the Account Bank has received notice from the Facilities Agent in accordance with Clause 15.3(a) (Blocking of Secured Accounts) and until such time as the Account Bank receives a second notice from the Bondholder Agent revoking that previous notice, the Bondholder Agent; or

(ii)	at all other times with respect to the Issuer Accounts, an Authorised Representative of the Issuer.

(b)

Without prejudice to Clause 12.9(c) (Instructions to the Account Bank), the Account Bank shall not be obliged to make any payment or otherwise to act on any Instruction notified to it under this Project Debt Programme if it is unable:

(i)

to verify any signature pursuant to any request or Instruction against the specimen signature provided for the relevant Authorised Representative pursuant to Schedule 20 (Authorised Representatives and Call-Back Contacts);

(ii)	to validate the authenticity of the request by telephoning a Call-back Contact; and

(iii)	if in the Account Bank’s reasonable opinion, it conflicts with any provision of this Project Debt Programme or otherwise does not comply with the requirements of this Project Debt Programme.

(c)

The Account Bank shall be entitled to rely upon, without further enquiry, any order, judgment, award, decision, decree, certification, demand, notice, or other written instrument (including any Instruction or any requirement and/or request for information delivered by a person or authority referred to in Clause 33.67 (Confidentiality) delivered to it hereunder) without being required to determine its authenticity or the correctness of any fact stated therein or the validity of the service thereof (even if any of the foregoing is later modified, vacated, revoked or set aside). The Account Bank may act in reliance upon any instrument or signature believed by it to be genuine and may assume that any person purporting to give receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorised to do so.

(d)

The Issuer acknowledges that the Account Bank, the Bondholder Agent and the Facilities Agent are authorised to rely conclusively upon any Instructions received by any means agreed hereunder or otherwise agreed by all Parties hereto. In furtherance of the foregoing:

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(i)

without prejudice to Clause 12.9(c) (Instructions to the Account Bank), the Account Bank and the Bondholder Agent may rely and act upon an Instruction if it believes it contains sufficient information to enable it to act and has been appropriately executed in which case, if it acts in good faith on such Instruction, such Instruction shall be binding on the Issuer and the Bondholder Agent shall not be liable for doing so;

(ii)

notwithstanding any other provision hereof, the Account Bank or the Bondholder Agent shall have the right to refuse to act on any Instruction where it reasonably doubts its contents, authorisation, origination or compliance with this Project Debt Programme and will promptly notify the Issuer of its decision; and

(iii)

the Issuer expressly acknowledges that it is fully aware of and agrees to accept the risks of error, security and privacy issues and fraudulent activities associated with transmitting Instructions through any means requiring manual intervention.

(e)

For the purposes of the call-back arrangement, the Issuer shall provide the list of Call-back Contacts as specified in Schedule 20 (Authorised Representatives and Call-Back Contacts) to the Account Bank. The Issuer undertakes to give the Account Bank not less than five (5) clear Business Days’ notice in writing of any amendment to its Authorised Representatives or Call-back Contacts. Any amendment to the Authorised Representatives or Call-back Contacts of the Issuer shall take effect upon the expiry of such notice period (or such shorter period as agreed by the Account Bank in its absolute discretion). The Issuer acknowledges and accepts the risks associated with any appointment of the same person(s) to act as its Authorised Representative and Call-back Contact. The Issuer further acknowledges and agrees that, (i) the Account Bank may rely upon the confirmations or responses of anyone purporting to be the Call-back Contact in answering the telephone call-back of the Account Bank and that the Issuer shall assume all risks and losses (if any) resulting from such confirmations or responses (other than where the Account Bank has acted in gross negligence, wilful default or fraud) and, (ii) the Account Bank requires such Call-back verification process to occur on an ad-hoc basis (as reasonably required by the Account Bank) prior to the movement of any monies held within the Issuer Accounts (excluding the Issuer Accounts which the Issuer is at the time operating with on-line electronic banking) to third parties.

(f)

The Issuer expressly acknowledges that it is fully aware of and agrees to accept the risks of error, security and privacy issues and fraudulent activities associated with transmitting Instructions through facsimile or any other means requiring manual intervention (other than those arising from the gross negligence, wilful default or fraud of the Account Bank).

(g)	If:

(i)

subject to Clause 15.4(d) (Payments tothe BondholderAgent), conflicting claims or demands are made by the Issuer and the Bondholder Agent in connection with the amounts in the Secured Accounts the Account Bank shall comply with the claims or demands made in accordance with the terms of the Finance Documents; and

(ii)	if the Account Bank in good faith concludes that its duties hereunder are unclear in a material respect and, having drawn such conclusion, seeks clarification of its duties from the relevant Parties,

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the Account Bank shall be entitled in its sole discretion to refuse to comply with any claims, demands or Instructions with respect to the amounts of the Secured Accounts either:

(A)	for so long as such conflicting claims or demands made in accordance with the terms of the Finance Documents continue; or

(B)	until the Account Bank’s duties have been clarified to its satisfaction.

(h)

Payment Instructions submitted will only be valid if the Issuer has delivered such Payment Instruction (which shall be substantially in the form of Schedule 17 (Form of Payment Instruction) and signed by an Authorised Representative)) in electronic form to the email address provided by the Account Bank in accordance with Clause 41 (Notices) or by any other electronic procedure agreed by the Account Bank and the Issuer, provided that the Issuer shall provide the Account Bank with original copies of any Payment Instructions delivered within any month at the end of such month. The Account Bank shall promptly comply with any compliant Payment Instruction given by the Issuer (without reference to any further request or instruction from the Bondholder Agent).

(i)

Amendments to Schedule 20 (Authorised Representatives and Call-Back Contacts) or any communication under Clause 12.9 (Instructions to the Account Bank) shall be sent in electronic form to the email address provided by the Account Bank in accordance with Clause 41 (Notices) or by any other electronic procedure agreed by the Account Bank and the Issuer, provided that the Issuer shall provide the Account Bank with original copies of any such amendments and communications delivered within any month at the end of such month.

(j)

For any payment to be transferred from the Project Proceeds Account to the Project Construction / Operating Account pursuant to Clause 13.2(b)(ii) (Withdrawals from the Project Proceeds Account), the Issuer shall provide in the relevant Payment Instruction:

(i)	the cumulative amounts that have been transferred from the Project Proceeds Account to the Project Construction / Operating Account for that calendar year; and

(ii)

the amount to be transferred from the Project Proceeds Account to the Project Construction / Operating Account pursuant to that Payment Instruction in that instance (the amounts specified in (i) and (ii) in this paragraph (j) together, being the “Yearly Cumulative PA Amount”).

(k)

The Account Bank shall promptly (and in event, within one (1) Business Day) following receipt of the Payment Instruction set out in paragraph (j) above transfer on behalf of the Issuer the amount specified in the Payment Instruction to the Project Construction / Operating Account. Provided that, if the Payment Instruction:

(i)	is issued following Project Completion;

(ii)	the:

(A)	Yearly Cumulative PA Amount for the first six months of the relevant calendar year; or

(B)	Yearly Cumulative PA Amount for the second six months of each calendar year,

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is higher than the amount identified in the relevant applicable Budget plus ten (10%) for the corresponding period, and for the purposes of this calculation:

(1)	if the budgeted amounts are expressed only as an annual amount, then the budgeted amount for each six month period shall be derived by dividing the relevant Budget by two (2);

(2)	if the relevant Budget for the relevant period has not yet been approved, then the amounts set out in the last preceding approved relevant Budget shall be used;

(3)	amounts that were transferred from the Project Equity Account or the Non-Project Operations Account to the Project Proceeds Account shall be excluded from the calculation; and

(4)	the Parties acknowledge that in May, June, November and December the Issuer may transfer amounts budgeted for the subsequent six-month period in accordance with its ninety (90) day forecast; and

(iii)	the Account Bank reasonably considers that the Payment Instruction is not consistent with the terms of the Finance Documents,

then the Account Bank may request additional information from the Issuer regarding the justification under the Finance Documents for making such transfer before implementing the Payment Instruction.

12.10	Replacement of the Account Bank

If the Account Bank is replaced pursuant to Clause 33.57 (Resignation of the Account Bank), the Issuer shall open new accounts with the successor Account Bank to replace the Issuer Accounts established previously with the outgoing Account Bank, which accounts shall be:

(a)	opened and maintained in accordance with the provisions of this Project Debt Programme; and

(b)	secured to the same extent as the relevant Issuer Accounts being replaced (on terms satisfactory to the Bondholder Agent) for the benefit of the Finance Parties.

12.11	Closure of Issuer Accounts

(a)

Subject to the Security Documents, the Account Bank shall, at the request and sole cost of the Issuer at any time after the Account Bank has received written notice from the Bondholder Agent confirming that the Termination Date has occurred, close each Issuer Account (which is maintained with it and which is then existing) and pay any amount standing to the credit of such Issuer Account to the Issuer or other person or persons entitled to receive such amounts upon receipt of an Instruction. The Account Bank shall be discharged from all their respective duties and liabilities hereunder on the date on which such Issuer Accounts are closed and the amounts have been so distributed.

(b)

Notwithstanding paragraph (a) above, the Account Bank shall, at the request (by way of a Payment Instruction) and sole cost and expense of the Issuer, at any time after that Account Bank has received written notice from the Facilities Agent confirming that the VAT Bond Final Maturity Date has occurred and all Series Project VAT Bonds have been repaid in full, by no later than five (5) days following the date of such Payment Instruction, close, the VAT Account and transfer any amount standing to its credit to the Project Proceeds Account.

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12.12	No Effect on Obligations

The:

(a)	existence of the Issuer Accounts;

(b)	insufficiency of any funds in any of the Issuer Accounts; and

(c)

inability to apply any funds in any of the Issuer Accounts towards a required payment (whether or not resulting from a restriction on the withdrawal and use of such funds or the order in which payments are to be made pursuant to this Project Debt Programme), shall not affect or relieve the obligations of the Issuer to make all payments required to be made to the Finance Parties or any of them on the due date for such payments in accordance with this Project Debt Programme and any other Finance Document.

13.	PROJECT ACCOUNTS

13.1	Project Equity Account

(a)	Payments into the Project Equity Account

The Issuer shall procure that the proceeds of all Equity Contributions contributed to the Issuer by the Shareholder, or called by the Issuer or the Bondholder Agent under any Acceptable Credit Support provided pursuant to the Shareholder Support Agreement, are paid directly to, and immediately credited forthwith on receipt of the same to, the Project Equity Account.

(b)	Withdrawals from the Project Equity Account

Save as otherwise provided herein, the Issuer shall only withdraw amounts from the Project Equity Account to transfer to the Project Proceeds Account for application in accordance with Clause 13.2(b) (Withdrawals from the Project Proceeds Account).

13.2	Project Proceeds Account

(a)	Payments into the Project Proceeds Account

The Issuer shall procure that the following amounts are paid into the Project Proceeds Account:

(i)	the proceeds of all Requests;

(ii)	all amounts received under each Material Project Document;

(iii)	all monies representing the proceeds of claims under delay in start-up, business interruption or anticipated loss of revenue insurance policies;

(iv)

all amounts received from any source relating to the Project (including all revenues relating to the Project), which are not required by the Finance Documents to be paid into any other Issuer Account; and

(v)	all amounts required or permitted to be transferred to the Project Proceeds Accounts from each other Issuer Account pursuant to the terms of this Project Debt Programme.

(b)	Withdrawals from the Project Proceeds Account

On and from Financial Close, save as otherwise provided herein, the Issuer shall withdraw or transfer amounts from the Project Proceeds Account and apply them only for the following purposes and in the following order of priority:

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(i)

first, when due in accordance with applicable law, in accordance with Clause 13.3(a) (Payments into the Statutory and Additional Royalty Account) to transfer to the Statutory and Additional Royalty Account such amounts as are required to pay any Statutory Royalty amounts and Additional Royalty amounts related to such sale of concentrate (including any recovered minerals) from the Project;

(ii)	second, on a monthly basis, to transfer to the Project Construction / Operating Account an amount equal to:

(A)	Taxes of the Issuer relating to the Project which are reasonably projected to become due and payable during the following period of ninety (90) days;

(B)

prior to Project Completion, the aggregate amount of Pre-Completion Project Costs (other than Pre-Completion Financing Costs) which are reasonably projected to become due and payable during the following period of ninety (90) days, subject to and in accordance with the applicable Construction Budget and / or the applicable Pre-Completion Operating Budget or as otherwise permitted in this Project Debt Programme; and

(C)

on and following Project Completion, the aggregate amount of Post-Completion Operating Costs which are reasonably projected to become due and payable during the following period of ninety (90) days, subject to and in accordance with the applicable Post-Completion Operating Budget or as otherwise permitted in this Project Debt Programme, in each case, only to the extent that there are insufficient amounts available in the Project Construction/Operating Account for such purpose;

(iii)

third, to pay fees, costs and/or expenses (including Pre-Completion Financing Costs) as when due and payable to the Bondholder Agent, the Facilities Agent and the Account Bank under or in connection with any Finance Document;

(iv)

fourth, to pay all fees, interest, hedging costs, financing costs (including Pre-Completion Financing Costs) and charges (excluding payments which fall under paragraph (v) below) to the Bondholders under or in connection with any Finance Document as and when due and payable;

(v)

fifth, on each Repayment Date to pay principal amounts outstanding under the Project Bonds (other than the Series Project VAT Bonds) and corresponding Hedging Termination Amounts under Hedging Agreements in each case to the extent then due and payable;

(vi)

sixth, to transfer to the Debt Service Reserve Account such amounts as may be required to ensure that the balance standing to the credit of such account is not less than the applicable DSRA Required Balance;

(vii)

seventh, on each date for making such mandatory prepayment of Project Bond pursuant to Clause 7.1(c) (Illegality), directly towards the mandatory payment of Project Bonds then required pursuant to Clause 7.1(c) (Illegality);

(viii)

eighth, on each date on which a mandatory prepayment of the Project Bonds is due (other than pursuant to Clause 7.1 (Illegality), Clause 7.11 (Mandatory Prepayment – Cash Sweep), Clause 7.12 (Mandatory Prepayment – Permitted Share Transfers) or Clause 7.15 (Mandatory prepayment –Series Project PB Bridge Bonds)), to make such mandatory prepayment then due and payable in respect of the applicable Project Bonds together with any Break Costs (including Hedging Termination Amounts), indemnity or other amount under the Finance Documents due as a consequence of such mandatory prepayment;

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(ix)

ninth, on each Calculation Date, to transfer to the Sustaining Capital Account such amount as is required to ensure that the balance standing to the credit of such account is not less than the applicable Required Sustaining Capital Balance;

(x)	tenth, on any Repayment Date on which a mandatory prepayment of the Project Bonds is due and payable pursuant to Clause 7.12 (Mandatory Prepayment – Permitted Share Transfers):

(A)

pay the relevant mandatory prepayment amount as required in accordance with Clause 7.12 (Mandatory Prepayment – Permitted Share Transfers) (and any corresponding Hedging Termination Amounts), indemnity or other amount under the Finance Documents due as a consequence of such mandatory prepayment; and

(B)

subject to satisfaction of each and all of the Distribution Conditions, transfer to the Distributions Account the Excess Cash remaining following payment of the amounts required in accordance with Clause 7.12 (Mandatory Prepayment – Permitted Share Transfers);

(xi)	eleventh, on any Repayment Date on which a mandatory prepayment of the Project Bonds is due and payable pursuant to Clause 7.11 (Mandatory Prepayment – Cash Sweep):

(A)

pay the relevant mandatory prepayment amount as required in accordance with Clause 7.11 (Mandatory Prepayment – Cash Sweep) (and any corresponding Hedging Termination Amounts), indemnity or other amount under the Finance Documents due as a consequence of such mandatory prepayment; and

(B)

subject to satisfaction of each and all of the Distribution Conditions confirmed in the applicable Calculation Notice, transfer to the Distributions Account the Excess Cash remaining following payment of the amounts required in accordance with Clause 7.11 (Mandatory Prepayment – Cash Sweep); and

(xii)

twelfth, to make voluntary prepayments of the Project Bonds for which notice has been given pursuant to Clause 7.4 (Voluntary Prepayment of Project Bond), together with any Break Costs (and corresponding Hedging Termination Amounts), cost, indemnity or other amount under the Finance Documents as a consequence of that prepayment.

(c)

Notwithstanding the waterfall of payments set out in Clause 13.2(b) (Withdrawals from the Project Proceeds Account), following payment of the proceeds of the Project RRF PB Loans and Project Co-financing PB Loans into the Project Proceeds Account, such proceeds shall promptly be used for prepayment of the Series Project PB Bridge Bonds pursuant to Clause 7.15 (Mandatory prepayment –Series Project PB Bridge Bonds).

(d)

Notwithstanding the waterfall of payments set out in Clause 13.2(b) (Withdrawals from the Project Proceeds Account), in relation to any amounts due from the Issuer pursuant to Clause 25.15(b) (Calculation Notice), such payments shall be made in priority.

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13.3	Statutory and Additional Royalty Account

(a)	Payments into the Statutory and Additional Royalty Account
(i)

On each Quarter Date on and from Financial Close, save as otherwise provided herein, the Issuer shall transfer from the Project Proceeds Account to the Statutory and Additional Royalty Account in accordance with the priority of payments under Clause 13.2(b) (Withdrawals from the Project Proceeds Account), and in particular in accordance with Clause 13.2(b)(i) (Withdrawals from the Project Proceeds Account), the proceeds received from sales of concentrate (including any recovered minerals) from the Project during the quarter period ending on such Quarter Date corresponding to the Statutory Royalty amounts and Additional Royalty amounts attributed to such sale.

(ii)	On each Quarter Date, the Issuer shall:
(A)	add any shortfall; and

(B)	deduct or net off any excess,

to or from (as applicable), the Statutory Royalty amounts and Additional Royalty amounts in respect of the Project to be paid into the Statutory and Additional Royalty Account pursuant to Clause 13.3(a)(i) above as a result of the reconciliation of the Statutory Royalty amounts and Additional Royalty amounts for the previous quarter period upon final settlement of any outstanding invoices pertaining to the sale of concentrate (including any recovered minerals) from the Project for such period.

(b)	Withdrawals from the Statutory and Additional Royalty Account

On and from Financial Close, save as otherwise provided herein, the Issuer shall withdraw amounts from the Statutory and Additional Royalty Account and apply them only for payment of Statutory Royalty amounts and Additional Royalty amounts in respect of the Project as and when such amounts become due and payable.

13.4	Project Construction / Operating Account

(a)	Payments into the Project Construction / Operating Account

On and from Financial Close, save as otherwise provided herein, the Issuer shall on a monthly basis, transfer an amount to the Project Construction / Operating Account from the Project Proceeds Account in accordance with the priority of payments under Clause 13.2(b) (Withdrawals from the Project Proceeds Account) and in particular in accordance with Clause 13.2(b)(ii) (Withdrawals from the Project Proceeds Account).

(b)	Withdrawals from the Project Construction / Operating Account

On and from Financial Close, save as otherwise provided herein, the Issuer shall withdraw amounts from the Project Construction / Operating Account in order to pay:

(i)	Taxes of the Issuer relating to the Project, as and when due and payable;

(ii)

prior to Project Completion, Pre-Completion Project Costs (other than Pre-Completion Financing Costs) as and when due and payable, subject to and in accordance with the applicable Construction Budget and / or the applicable Pre-Completion Operating Budget or as otherwise permitted in this Project Debt Programme;

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(iii)

on and following Project Completion, Post-Completion Operating Costs as and when due and payable subject to and in accordance with the applicable Post-Completion Operating Budget or as otherwise permitted in this Project Debt Programme; and

(iv)	at any time other costs and expenses, with the prior consent of the Facilities Agent.

(c)

Subject to Clause 13.4(b) above, the Issuer shall pay to the Non-Project Operations Account the proportion of any Split Amounts that constitutes part of the relevant Pre-Completion Project Costs (other than Pre-Completion Financing Costs) or Post-Completion Operating Costs (as applicable) to be paid by the Issuer or to reimburse the Issuer if already paid from the Non-Project Operations Account.

13.5	Debt Service Reserve Account

(a)	DSRA Required Balance

(i)

No later than the date which is three (3) months prior to the First Repayment Date, the Issuer shall ensure that the balance standing to the credit of the Debt Service Reserve Account is at least equal to the applicable DSRA Required Balance.

(ii) On and from the First Repayment Date, the Issuer shall ensure that the balance standing to the credit of the Debt Service Reserve Account is at least equal to the applicable DSRA Required Balance.

(b)	Payments into the Debt Service Reserve Account

(i)

The Facilities Agent shall, following consultation with the relevant Bondholders, calculate the DSRA Required Balance and shall notify the Issuer of each such DSRA Required Balance (as well as the details of such calculation) within two (2) Business Days before each Project Interest Payment Date. Such calculation shall, absent manifest error, be final and conclusive and binding on all the Parties.

(ii)

The Issuer shall ensure that, to the extent it is able to do so in accordance with the operation of the order of priority of payments in accordance with Clause 13.2(b) (Withdrawals from the Project Proceeds Account) and in particular in accordance with Clause 13.2(b)(vi) (Withdrawals from the Project Proceeds Account) on each Project Interest Payment Date following the date referred to in Clause 13.5(a) (DSRA Required Balance) above, the balance standing to the credit of the Debt Service Reserve Account is at least equal to the applicable DSRA Required Balance by making transfers from the Project Proceeds Account in accordance with the terms of this Project Debt Programme.

(c)	Withdrawals from the Debt Service Reserve Account

Subject to Clause 13.5(d) (Confirmation of amounts; Debt Service Reserve Account) and Clause 12.9(a)(ii) (Instructions to the Account Bank);

(i)

the Issuer shall withdraw amounts from the Debt Service Reserve Account and apply them only to pay any amounts referred to in Clauses 13.2(b)(iv) and 13.2(b)(v) to the extent that the balance in the Project Proceeds Account is insufficient to pay such amounts as they fall due; and

(ii)

provided that no Default has occurred and is continuing, the Issuer may within five (5) Business Days after a Project Interest Payment Date or a Repayment Date withdraw and transfer from the Debt Service Reserve Account amounts in excess of the applicable DSRA Required Balance, such excess being determined by reference to such DSRA Required Balance on such Project Interest Payment Date or Repayment Date, to the Project Proceeds Account.

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(d)	Confirmation of amounts; Debt Service Reserve Account

The Issuer shall, at least five (5) Business Days before issuing any Instruction to the Account Bank in respect of any withdrawal from the Debt Service Reserve Account, provide the Facilities Agent with:

	(i)	details of each amount the Issuer proposes to withdraw pursuant to Clauses 13.5(c)(i) or 13.5(c)(ii) (Withdrawals from the Debt Service Reserve Account); and

	(ii)	the basis of calculation of the amount which the Issuer proposes to withdraw from the Debt Service Reserve Account in accordance with the Finance Documents.

13.6	Sustaining Capital Account

(a)	Required Sustaining Capital Balance

On and from the First Repayment Date, the Issuer shall ensure that the balance standing to the credit of the Sustaining Capital Account is at least equal to the applicable Required Sustaining Capital Balance.

(b)	Payments into the Sustaining Capital Account

(i)

The Issuer shall calculate the applicable Required Sustaining Capital Balance on the basis of the projections included in the applicable Post-Completion Operating Budget and shall notify the Facilities Agent of each such Required Sustaining Capital Balance (as well as the details of such calculation) five (5) Business Days before each Project Interest Payment Date. Such calculation shall, absent manifest error, be final and conclusive and binding on all the Parties.

(ii)

The Issuer shall ensure that, to the extent permissible in accordance with the order of priority of payments under Clause 13.2(b) (Withdrawals from the Project Proceeds Account), on each Project Interest Payment Date following the First Repayment Date, the balance standing to the credit of Sustaining Capital Account is at least equal to the applicable Required Sustaining Capital Balance by making transfers from the Project Proceeds Account in accordance with the terms of Clause 13.2(b)(ix) (Withdrawals from the Project Proceeds Account) of this Project Debt Programme.

(c)	Withdrawals from the Sustaining Capital Account

On and from Financial Close, save as otherwise provided herein:

(i)

the Issuer shall withdraw amounts from the Sustaining Capital Account to transfer to the Project Proceeds Account to the extent there are insufficient amounts standing to the credit of the Project Proceeds Account to:

(A)	first, make any payments required in respect of Sustaining Capital Expenditure as approved under the relevant Budget; and

(B)

second, to the extent there are insufficient amounts standing to the credit of the Project Proceeds Account, to make any payments that are required to be made in accordance with the priority of payments under Clause 13.5(c) (Withdrawals from the Debt Service Reserve Account) which rank higher than the transfer required to be made to the Sustaining Capital Account pursuant to Clause 13.5(c)(i) (Withdrawals from the Debt Service Reserve Account); and

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(ii)

provided that no Default is continuing, the Issuer may within five (5) Business Days after a Project Interest Payment Date or a Repayment Date withdraw amounts from the Sustaining Capital Account and transfer amounts in excess of the applicable Required Sustaining Capital Balance, such excess being determined by reference to such Required Sustaining Capital Balance on such Project Interest Payment Date or Repayment Date to the Project Proceeds Account.

13.7	Insurance Proceeds Account

(a)	Payments into the Insurance Proceeds Account

On and from Financial Close, save as otherwise provided herein, the Issuer shall procure that all Insurance Proceeds (other than monies representing the proceeds of claims under delay in start-up, business interruption or anticipated loss of revenue insurance policies, which are paid into the Project Proceeds Account), all Compensation Proceeds and net proceeds of Permitted Disposals of plant or machinery made other than in the ordinary course of business and which in aggregate exceeds Euros 4,000,000 (indexed) per calendar year, are paid directly or promptly upon receipt by the Issuer into the Insurance Proceeds Account.

(b)	Withdrawals from the Insurance Proceeds Account

Save as otherwise provided herein, the Issuer may only withdraw amounts from the Insurance Proceeds Account:

(i)	in respect of Compensation Proceeds, to the extent that it is:

(A)

Termination Compensation, to be applied to prepay the Project Bonds (other than the Series Project VAT Bonds) in accordance with Clause 7.9 (Mandatory Prepayment – Compensation Proceeds), together with any Break Costs (including Hedging Termination Amounts) indemnity or other amount under the Finance Documents due as a consequence of such mandatory prepayment; and

	(B)	any compensation under the Investment Agreement other than Termination Compensation or any delay or liquidated damages for any reason under any Material Project Document:

(1)

to be applied to prepay the Project Bonds (other than the Series Project VAT Bonds) as required to be applied in prepayment of the Project Bonds in accordance with Clause 7.9 (Mandatory Prepayment – Compensation Proceeds), together with any Break Costs (including Hedging Termination Amounts) indemnity or other amount under the Finance Documents due as a consequence of such mandatory prepayment; or

(2)

to the extent not required to be applied in prepayment under paragraph (1) above, to be applied to complete the scope of work contemplated by the relevant Material Project Document or to otherwise remedy the events or circumstances which gave rise to the payment of such Compensation Proceeds to the Issuer; or

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(C)

otherwise approved by the Facilities Agent, (acting on the instructions of the Majority Bondholders) that any or all of such proceeds of compensation described in paragraphs (A) or (B) above shall be transferred to the Project Proceeds Account;

(ii)	in respect of Insurance Proceeds, to the extent that it is:

	(A)	required to apply those Insurance Proceeds to final settlement of any third-party claim in respect of which those proceeds arose, for application in final settlement of such third-party claim;

(B)

required to prepay the Project Bonds (other than the Series Project VAT Bonds) in accordance with Clause 7.8 (Mandatory Prepayment – Insurance Proceeds), for application in prepayment of the outstanding Project Bonds (other than the Series Project VAT Bonds) together with any Break Costs (including Hedging Termination Amounts), indemnity or other amount under the Finance Documents due as a consequence of such mandatory prepayment;

(C)

required or permitted to apply those Insurance Proceeds in restoration, reinstatement or replacement in accordance with Clause 7.8 (Mandatory Prepayment – Insurance Proceeds), for application of those Insurance Proceeds in restoration, reinstatement or replacement of the lost or damaged asset(s); or

	(D)	otherwise approved by the Facilities Agent (acting on the instructions of the Majority Bondholders) that any or all of such Insurance Proceeds shall be transferred to the Project Proceeds Account;

(iii)	in respect of proceeds of Permitted Disposals, to the extent that it is:

	(A)	required to apply those proceeds in accordance with Clause 7.10(a) (Mandatory Prepayment – Disposal Proceeds);

	(B)	required to prepay the Project Bonds (other than the Series Project VAT Bonds) in accordance with Clause 7.10(b) (Mandatory Prepayment – Disposal Proceeds); or

(C)

otherwise approved by the Facilities Agent (acting on the instructions of the Majority Bondholders) that any or all of such proceeds of Permitted Disposals shall be transferred to the Project Proceeds Account.

13.8	VAT Account

(a)	Payments into the VAT Account

The Issuer shall procure that:

(i)

in accordance with Clause 14.2(c) (Non-Project Operations Account), any VAT Refunds relating to the Project which are paid directly into a Non-Project Operations Account are paid into the VAT Account promptly, and in any case within one (1) Business Day of receipt of such VAT Refunds into a Non-Project Operations Account; and

(ii)	any VAT Refund Set-Off Amounts are transferred to the VAT Account by the Issuer, to the extent that the Issuer exercises it’s right to set-off.

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(b)	Withdrawals from the VAT Account

The Issuer may only withdraw amounts from the VAT Account, on the last day of each applicable Interest Period:

(i)	first, to apply in mandatory prepayment of Series Project VAT Bonds as required in accordance with Clause 7.14 (Mandatory prepayment – Series Project VAT Bonds); and

(ii)

second, on the VAT Bond Final Maturity Date, the Issuer shall apply the remaining amounts standing to the credit of the VAT Account in prepayment of the Series Project VAT Bonds in accordance with Clause 7.14 (Mandatory prepayment – Series Project VAT Bonds), whereupon the VAT Account shall be closed and amounts transferred to the Project Proceeds Account.

13.9	Distributions Account

(a)	Payments into the Distributions Account

The Issuer shall only transfer amounts into the Distributions Account from the Project Proceeds Account to the extent permitted to do so in accordance with the priority of payments under Clause 13.2(b).

(b)	Withdrawals from the Distributions Account

The Issuer may at any time and for any purpose transfer monies from the Distributions Account.

14.	NON-PROJECT ACCOUNTS

14.1	Non-Project Equity Account

(a)	Payments into the Non-Project Equity Account

The Issuer shall procure payment of cash proceeds of Equity Contributions received by it for the purpose of application to Non-Project Operations into the Non-Project Equity Account. The Issuer shall ensure that no monies are transferred from any other Secured Account to the Non-Project Equity Account.

(b)	Withdrawals from the Non-Project Equity Account

The Issuer may at any time transfer monies from the Non-Project Equity Account to the Non-Project Operations Account.

14.2	Non-Project Operations Account

(a)	Payments into the Non-Project Operations Account

On and from Financial Close, save as otherwise provided herein, the Issuer:

(i)	may transfer monies from the Non-Project Equity Account or the Distributions Account to the Non-Project Operations Account;

(ii)

shall receive, transfer or procure the transfer into the Non-Project Operations Account of all revenues or receipts related to Non-Project Operations including payments to the Issuer from any counterparty to an offtake agreement relating to Non-Project Operations;

(iii)	receive all VAT Refunds directly into the Non-Project Operations Account; and

(iv)

receive such portion of the Split Amount from the Project Construction / Operating Account that constitutes part of the relevant Pre-Completion Project Cost or Post-Completion Operating Cost (as applicable) to be paid by the Issuer for the purposes of making a single payment to a third party or to reimburse the Issuer if already paid from the Non-Project Operations Account.

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(b)	Withdrawals from the Non-Project Operations Account

The Issuer may only withdraw amounts from the Non-Project Operations Account for the following purposes in the following order:

(i)	first, to pay taxes of the Issuer relating to the Non-Project Operations, as and when due and payable;

(ii)

second, when due in accordance with applicable law, in accordance with Clause 14.3(a) (Payments into the Non-Project Statutory and Additional Royalty Account) to transfer to the Non-Project Statutory and Additional Royalty Account such amounts as are required to pay any Statutory Royalty amounts and Additional Royalty amounts related to such sale of concentrate (including any recovered minerals) from the Non-Project Operations;

(iii)

third, to pay Non-Project Operations Liabilities up to an amount not exceeding the applicable amount set out in the applicable Non-Project Budget plus ten per cent. (10%) of such amount and to pay any Split Amounts to a third party;

(iv)

fourth, to the extent there are insufficient amounts standing to the credit of the Project Proceeds Account to make the payments and transfers required to be made in accordance with under Clause 13.2(b) (Withdrawals from the Project Proceeds Account), sufficient amounts to meet the Issuer’s obligations thereunder; and

(v)

fifth, after the First Repayment Date, to the extent there remains any amount standing to the credit of the Non-Project Operations Account having made the payments under paragraphs (i) to (iv) inclusive above (as applicable, but subject to retaining an amount reasonably projected to become due and payable during the following period of ninety (90) days in respect of (i) to (iii) above), transfer such remaining amounts to the Project Proceeds Account for the purpose of application in accordance with Clause 7.11 (Mandatory Prepayment – Cash Sweep) and transfer to the Distributions Account to the extent required and permitted.

(c)

Notwithstanding Clause 14.2(b) above, any VAT Refunds relating to the Project received directly into the Non-Project Operations Account shall be paid promptly and in any case within one (1) Business Day of receipt of such VAT Refunds into the VAT Account.

14.3	Non-Project Statutory and Additional Royalty Account

(a)	Payments into the Non-Project Statutory and Additional Royalty Account

(i)

On each Quarter Date on and from Financial Close, save as otherwise provided herein, the Issuer shall transfer from the Non-Project Operations Account to the Non-Project Statutory and Additional Royalty Account in accordance with the priority of payments under Clause 14.2(b) (Withdrawals from the Non-Project Operations Account), and in particular in accordance with Clause 14.2(b)(ii) (Withdrawals from the Non-Project Operations Account), the proceeds received from sales of concentrate (including any recovered minerals) from the Non-Project Operations during the quarter period ending on such Quarter Date that correspond to the Statutory Royalty amounts and Additional Royalty amounts attributed to such sale.

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(ii)	On each Quarter Date, the Issuer shall:

	(A)	add any shortfall; and

	(B)	deduct or net off any excess,

to or from (as applicable), the Statutory Royalty amounts and Additional Royalty amounts in respect of the Non-Project Operations to be paid into the Non-Project Statutory and Additional Royalty Account pursuant to Clause 14.3(a)(i) above as a result of the reconciliation of the Statutory Royalty amounts and Additional Royalty amounts for the previous quarter period upon final settlement of any outstanding invoices pertaining to the sale of concentrate (including any recovered minerals) from the Non-Project Operations for such period.

(b)	Withdrawals from the Non- Project Statutory and Additional Royalty Account

On and from Financial Close, save as otherwise provided herein, the Issuer shall withdraw amounts from the Non-Project Statutory and Additional Royalty Account and apply them only for payment of Statutory Royalty amounts and Additional Royalty amounts in respect of the Non-Project Operations as and when such amounts become due and payable.

15.	GENERAL PROVISIONS FOR ISSUER ACCOUNTS

15.1	No Other Credits or Withdrawals

No payments to, or withdrawals from, any Issuer Account shall be made except as expressly permitted under any Finance Document or otherwise with the prior written consent of the Bondholder Agent.

15.2	Application of Withdrawals

(a)

All amounts withdrawn from any Issuer Account by the Issuer for application in or towards making a specific payment or transfer or meeting a specific liability shall be applied in or towards making that payment or transfer or meeting that liability, and for no other purpose.

(b)	The Account Bank is under no duty to ensure that:

(i)	funds withdrawn from the Issuer Accounts are actually applied for the purpose for which they were withdrawn; or

(ii)

any instruction is accurate, correct or in accordance with the terms of any agreement or arrangement, other than such instructions received by the Account Bank in accordance with the terms of this Project Debt Programme.

(c)

The Account Bank is entitled, at its sole and absolute discretion, to request any supporting documents for any payments as it deems necessary and may refrain from effecting an Instruction if it reasonably doubts the accuracy of such underlying supporting documents or generally their compliance with any of the provisions of this Project Debt Programme or applicable law.

15.3	Blocking of Secured Accounts

(a)

Notwithstanding any other provisions of the Finance Documents, at any time after the Facilities Agent takes any of the steps set out in Clause 32.30 (Consequences of an Event of Default) the Bondholder Agent may give notice to the Account Bank and the Issuer in writing, declaring that, for so long as the relevant Event of Default is continuing:

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(i)

the Issuer may not withdraw or transfer, or give any Instruction for the withdrawal or transfer of, credit balances in a Secured Account or make any payments and transfers referred to in this Project Debt Programme, without the consent of the Bondholder Agent;

(ii)	either:

(A)

the Instructions issued by the Issuer shall not be implemented other than with the countersignature of the Bondholder Agent (in the form of an Instruction, issued in accordance with Clause 12.9(e) (Instructions to the Account Bank)); or

(B)	the Bondholder Agent may direct the Account Bank to make payments from and transfers between the Secured Accounts in accordance with Clause 15.4 (Payments tothe BondholderAgent); and

(iii)

the Account Bank is instructed not to act on the instructions or requests of the Issuer in relation to any sums at any such time standing to the credit of any of the Secured Accounts which are maintained with it, or any Permitted Investments relating to the relevant Issuer Accounts, and the Account Bank agrees that it shall comply with the instructions in such notice.

(b)

The Account Bank shall not be required to enquire into the circumstances of any notice given by the Bondholder Agent in accordance with Clause 15.3(a) (Blocking of Secured Accounts) above and (in the absence of manifest error) shall be entitled to treat any such notice as genuine and validly given.

(c)

The Account Bank shall rely on each Instruction properly completed and signed by an Authorised Representative of the Issuer, unless, prior to the Specified Time two (2) Business Days prior to the date funds are to be transferred or withdrawn in accordance with an Instruction, the Bondholder Agent shall have delivered a notice to the Account Bank in accordance with Clause 15.3(a) (Blocking of Secured Accounts). Upon receipt thereof, the Account Bank shall rely on such notice and shall only process a transfer or withdrawal of funds in accordance with its terms or, if the Bondholder Agent has issued a notice requesting additional information to determine the accuracy of an Instruction, the Account Bank shall not process any transfer or withdrawal of funds that were the subject of such information request until the Bondholder Agent has notified the Account Bank that it has received the requested information and that affected withdrawals may be made in accordance with the Instruction or notice delivered under Clause 15.3(a) (Blocking of Secured Accounts).

(d)

Once the circumstances which resulted in a Secured Account being blocked in accordance with this Clause 15 (General Provisions for Issuer Accounts) are no longer continuing, the Majority Bondholders, shall instruct the Bondholder Agent to instruct the Account Bank to unblock such accounts so that they can be operated by the Issuer in accordance with the other terms of this Project Debt Programme.

15.4	Payments to the Bondholder Agent

(a)

Upon delivery of an Enforcement Notice, the Bondholder Agent shall be entitled for so long as it is continuing, in accordance 15.3(a) (Blocking of Secured Accounts), to request the Account Bank to make, and the Account Bank shall make, payments from the amounts standing to the credit of the Secured Accounts which are maintained with it to, or to the order of, the Bondholder Agent.

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(b)

The Account Bank shall promptly comply with any Instruction given by the Bondholder Agent, as contemplated by this Clause 15.4 (Payments tothe Bondholder Agent) (without reference to any further request or instruction from the Issuer).

(c)

The Bondholder Agent may, if an Event of Default has occurred and for so long as it is continuing, exercise its rights under this Clause 15.4 (Payments tothe BondholderAgent) as frequently as it considers appropriate.

(d)

The Issuer authorises and directs the Account Bank to, and the Account Bank undertakes to, upon delivery of an Enforcement Notice and for so long as it is continuing, provided a notice has been given by the Bondholder Agent in accordance with Clause 15.3(a) (Blocking of Secured Accounts) above, accept all Instructions in accordance with Clause 15.4 (Payments tothe BondholderAgent) relating to the Secured Accounts from the Bondholder Agent, and such instructions shall have priority notwithstanding any other terms of this Project Debt Programme.

15.5	Access to Issuer Accounts

The Issuer irrevocably grants the Parties or any of their appointed representatives access to review the books and records of the Issuer Accounts and irrevocably waives any right of confidentiality which may exist in respect of such books and records to the extent necessary to allow disclosure, and the taking of copies, of such books and records to any Party and its advisers. The Issuer authorises the Account Bank to give each Party and its advisers unrestricted access to review such books and records held by it.

15.6	Issuer Account Statements

(a)

On a monthly basis and otherwise at the request of the Bondholder Agent, the Account Bank shall provide to the Issuer and to the Bondholder Agent a full statement of the balance of, and all payments into, and from, each of the Issuer Accounts in electronic format.

(b)

Upon request by the Bondholder Agent, the Account Bank shall furnish the Bondholder Agent within three (3) Business Days of such request with such statements and other information concerning the Issuer Accounts as it shall reasonably require from time to time.

16.	PERMITTED INVESTMENTS

16.1	Acquisition of Permitted Investments

The Issuer may require, subject to the provisions of this Project Debt Programme, that amounts standing to the credit of the Issuer Accounts shall be applied in the acquisition of Permitted Investments in accordance with this Clause 16 (Permitted Investments).

16.2	Investments in the name of the Issuer

All acquisitions of Permitted Investments will be made at the request of, and on behalf of, the Issuer by the Account Bank as agent of the Issuer pursuant to an Investment Instruction, will be held in the name of the Issuer by the Account Bank, and the Issuer will ensure that any person from whom any Permitted Investment is acquired places that Permitted Investment in the name of the Issuer with the Account Bank or any Affiliate of the Account Bank.

16.3	Title Documents

All documents of title or other documentary evidence of ownership with respect to Permitted Investments will be held in the custody of the Account Bank and, if any such document or other evidence comes into the possession or control of the Issuer, the Issuer shall procure that the same is delivered forthwith to the Account Bank.

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16.4	Disposal of Permitted Investments

(a)

All disposals of Permitted Investments will be made pursuant to a Liquidation Instruction at the request of, and on behalf of, the Issuer by the Account Bank in respect of which the Permitted Investments which are to be disposed of are held and the Account Bank shall apply the proceeds of any such disposal to the credit of the Issuer Account from which the amounts applied in the acquisition thereof were withdrawn.

(b)

If any investment acquired in accordance with this Clause 16 (Permitted Investments) ceases to be a Permitted Investment, the Issuer will, unless the Bondholder Agent otherwise consents, as soon as practicable after becoming aware thereof and in any event no later than five (5) Business Days thereafter, procure the disposal of such investment.

(c)

The Issuer shall cause all Permitted Investments to be sold or otherwise liquidated in respect of Permitted Investments made from amounts standing to the credit of the relevant Issuer Accounts, to the extent necessary for the purposes of:

(i)	payment of any amount due under the Finance Documents; and

(ii)	payment of any amounts required to be paid in accordance with the relevant applicable Budget,

in each case at the times such payments are required to be paid under and in accordance with the Finance Documents.

(d)

To the extent that the Issuer fails to cause such Permitted Investments to be sold or otherwise liquidated in accordance with Clause 16.4(c) (Disposal of Permitted Investments) above, the Account Bank shall, if instructed by the Bondholder Agent, liquidate or direct the liquidation of any Permitted Investment.

16.5	Receipt of disposal proceeds

If, at any time, the Issuer receives any amount in respect of the disposal of a Permitted Investment or an investment that ceases to be a Permitted Investment in accordance with Clause 16.4 (Disposal of Permitted Investments), the Issuer shall forthwith pay such amount to the Account Bank for the credit of the relevant Issuer Account from which the amounts applied in the acquisition thereof were withdrawn.

16.6	Balance of Accounts

The value of any Permitted Investment at any time for the purpose of determining the balance standing to the credit of a relevant Issuer Account pursuant to this Clause 16 (Permitted Investments) shall be the market value thereof. Any income paid in respect of any Permitted Investment will be paid to the credit of the relevant Issuer Account from which the amounts applied in the acquisition thereof were withdrawn. In the event of any dispute as to the value of any Permitted Investment for the purpose of determining the amount deemed to be standing to the credit of the relevant Issuer Account, that value will be determined in good faith and in accordance with market practice by the Account Bank.

16.7	Schedule of Investments

Not later than seven (7) Business Days after the end of each calendar month commencing with the month in which a Permitted Investment is first acquired on behalf of the Issuer, the Issuer will deliver to the Bondholder Agent, or will procure the delivery to the Bondholder Agent of, a schedule of the Permitted Investments acquired or disposed of during that month in such detail as the Bondholder Agent may reasonably require.

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16.8	Account Bank’s Actions

The Account Bank shall, following receipt of any notice given to it by the Bondholder Agent pursuant to Clause 15.3(a) (Blocking of Secured Accounts) and until such notice is revoked by the Bondholder Agent:

(a)

not be obliged to act on the instructions of the Issuer pursuant to this Clause 16 (Permitted Investments) in relation to the acquisition of any Permitted Investment or in relation to any Permitted Investments purchased pursuant to this Clause 16 (Permitted Investments) held by, or to the order of, the Account Bank at such time and, if so instructed by the Bondholder Agent, shall not so act; and/or

(b)

be entitled if instructed to do so by the Bondholder Agent to realise the Permitted Investments and apply the proceeds thereof to the credit of the relevant Issuer Account from which the amounts applied in the acquisition thereof were withdrawn or if the Bondholder Agent has made a declaration or taken any other action pursuant to Clause 32.30 (Consequences of an Event of Default) to the Bondholder Agent for application in accordance with the Intercreditor Agreement.

16.9	Delivery on the Termination Date

The Account Bank shall, promptly on or after the Termination Date deliver or procure the delivery of any Permitted Investments purchased pursuant to this Clause 16 (Permitted Investments) and held by or to its order at such time to or to the order of the Issuer or the person entitled thereto.

16.10	Exclusion of Liability for Permitted Investments

Neither the Account Bank nor the Bondholder Agent (including any of their officers, employees or agents) shall be responsible for any loss, costs or expense suffered by the Issuer in respect of any of its actions in relation to the acquisition, disposal, deposit or delivery of investments pursuant to this Clause 16 (Permitted Investments) save for any such loss, costs or expense directly caused by its own gross negligence, wilful default or fraud.

16.11	No Responsibility

(a)

Neither the Facilities Agent nor the Account Bank shall have and each specifically does not accept any responsibility for managing, monitoring or advising on any investment and, in the case of the Account Bank shall, in acquiring and holding any investment hereunder, be at all times acting solely for and on behalf of the Issuer.

(b)	The Account Bank shall only be required to enter into Permitted Investments to the extent it is within that Account Bank’s power to do so.

(c)

In no circumstances will the Account Bank incur any liability as a result of the sale or realisation of any Permitted Investment, except insofar as such liability arises as a result of its gross negligence, wilful misconduct or fraud.

17.	FEES

17.1	Commitment Fee

(a)	From, in relation to the Available Commitments in:

(i)	each Series other than the Series Project Co-financing PB Bond, the Signing Date; and

(ii)	the Series Project Co-financing PB Bond, the date of the Subscription Agreement No.2,

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to the earliest to occur of:

(A)	the drawdown in full of the Project Bonds;

(B)	the end of the Availability Period for the relevant Series; or

(C)	the cancellation in full of the Total Series Subscription Commitments,

the Issuer shall pay to the Facilities Agent (for the account of each Subscriber) a fee in Euros computed at the rate of thirty per cent. (30%) of the relevant Applicable Margin in relation to the Available Commitments for each Series;

(b)

The accrued commitment fee is payable on the 30 June and 31 December of each year during the Availability Period, on the last day of the Availability Period and, if cancelled in full, on the cancelled amount of the relevant Bondholder’s Series Subscription Commitment at the time the cancellation is effective.

(c)	No commitment fee shall accrue in favour of any Bondholder on any Available Commitment in relation to Project RRF Series Subscription.

(d)	No commitment fee shall accrue in favour of any Subscriber on any Available Commitment of that Subscriber for any period during which that Subscriber is a Defaulting Bondholder.

17.2	Upfront Fee

The Issuer shall pay to the Original Facilities Agent for the account of each Mandated Lead Arranger an upfront fee in the amount and at the times agreed in the Fee Letter.

17.3	Agency Fees

The Issuer shall pay to the relevant Facilities Agent for the account of:

(a)	the relevant Facilities Agent an agency fee for its acting as Facilities Agent at the relevant time; and

(b)	the Bondholder Agent an agency fee for its acting as Bondholder Agent,

in the amount and at the times agreed in a Fee Letter.

17.4	Account Bank Fees

The Issuer shall pay to the Facilities Agent for the account of the Account Bank an account bank fee in the amount and at the times agreed in a Fee Letter.

17.5	Series Project RRF Series Bonds Fees

The fees set out in this Clause 17 does not apply to any Available Commitments in relation to Project RRF Series Subscription and/or the Series Project RRF Bonds.

18.	TAXES

18.1	Definitions

(a)	In this Project Debt Programme:

“Protected Party” means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

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“Tax Credit” means a credit against, relief or remission for, or repayment of any Tax.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

“Tax Payment” means either the increase in a payment made by the Issuer to a Finance Party under Clause 18.2 (Tax Gross-up) or a payment under Clause 18.3 (Tax Indemnity).

“Treaty Bondholder”means a Bondholder which is beneficially entitled to interest payable to that Bondholder in respect of an advance under a Finance Document and which:

(i) is treated as a resident of a Treaty State for the purposes of the Treaty;

(ii) does not carry on a business in Greece through a permanent establishment with which that Bondholder’s participation in the Project Bond is effectively connected; and

(iii) (subject to completion of any procedural formalities) meets all other conditions in the Treaty either for full exemption from or for a reduced rate of tax imposed by Greece on interest.

“Treaty State” means a jurisdiction having a double taxation agreement (a “Treaty”) with Greece which gives residents of that jurisdiction either full exemption from or a reduced rate of tax imposed by Greece on interest.

18.2	Tax Gross-up

(a)	The Issuer shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b)

The Issuer shall promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Facilities Agent accordingly. Similarly, a Bondholder shall notify the Facilities Agent on becoming so aware in respect of a payment payable to that Bondholder. If the Facilities Agent receives such notification from a Bondholder it shall notify the Issuer.

(c)

If a Tax Deduction is required by law to be made by the Issuer, the amount of the payment due from the Issuer shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)

A payment shall not be increased under paragraph (c) above by reason of a Tax Deduction if on the date on which the payment falls due the relevant Finance Party is not or has ceased to be entitled under applicable law to receive such payment without such Tax Deduction other than as a result of any Change in Law after the date it became a Finance Party under this Project Debt Programme. For the avoidance of doubt, payments to any Bondholder shall not be increased under paragraph (c) above by reason of a Tax Deduction unless a Tax Deduction is the result of any Change in Law after the Signing Date.

(e)

If the Issuer is required to make a Tax Deduction, the Issuer shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(f)

Within thirty (30) days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Issuer shall deliver to the Facilities Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

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(g)

A Treaty Bondholder and the Issuer shall co-operate in completing any procedural formalities necessary for the Issuer to obtain authorisation to make that payment without a Tax Deduction or with a Tax Deduction at a reduced rate. Pursuant to this obligation, but without limitation, each Treaty Bondholder, following relevant notification from the Issuer, shall timely provide to the Issuer any applications or forms which are required for the application of the respective Treaty.

18.3	Tax Indemnity

(a)

The Issuer shall (within ten (10) Business Days of demand by the Facilities Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party reasonably determines will be or has been suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(b)	Paragraph (a) above shall not apply:

(i)	with respect to any Tax assessed on a Finance Party:

(A)

under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(B)

under the law of the jurisdiction in which that Finance Party’s Facility Office, branch, agency or other permanent establishment is located in respect of amounts received or receivable in that jurisdiction;

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(ii)	to the extent a loss, liability or cost:

(A)	is compensated for by an increased payment under Clause 18.2 (Tax Gross-up), Clause 18.5 (Stamp Taxes) or Clause 19 (Increased Costs);

(B)

would have been compensated for by an increased payment under Clause 18.2 (Tax Gross-up), Clause 18.5 (Stamp Taxes) or Clause 19 (Increased Costs) but was not so compensated solely because one of the exclusions and/or limitations in those clauses applied;

(C)	relates to a FATCA Deduction required to be made by a Party; or

(D)	is attributable to VAT (which shall instead be dealt with pursuant to Clause 18.6 (Value Added Tax)).

(c)

A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Facilities Agent of the event which will give, or has given, rise to the claim, following which the Facilities Agent shall notify the Issuer.

(d)	A Protected Party shall, on receiving a payment from the Issuer under this Clause 18.3 (Tax Indemnity), notify the Facilities Agent.

18.4	Tax Credit

If the Issuer makes a Tax Payment and the relevant Finance Party reasonably determines that:

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(a)	a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was required; and

(b)	that Finance Party has obtained and utilised that Tax Credit,

the Finance Party shall pay an amount to the Issuer which that Finance Party reasonably determines will leave it (after that payment) in the same after-Tax position as it would have been as if the Tax Payment had not been required to be made by the Issuer.

18.5	Stamp Taxes

The Issuer shall pay and, if applicable, within ten (10) Business Days of demand, indemnify the Finance Parties for all stamp duty, registration and other similar Taxes (including any Bank of Greece Levy) payable under Greek law in connection with the entry into, performance or enforcement of this Project Debt Programme, the Project Bonds and the Intercreditor Agreement, except for any such Tax payable in connection with the entry into of a Transfer Certificate.

18.6	Value Added Tax

(a)

All consideration expressed to be payable under a Finance Document by any Party to another Party shall be deemed to be exclusive of any VAT. Subject to paragraph (b) below, if VAT is chargeable on any supply made by any Party to another Party in connection with a Finance Document and the relevant Party is liable to account for the VAT to the relevant tax authority, that Party shall pay to the other Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT (and such recipient Party shall promptly provide an appropriate VAT invoice to such Party).

(b)

If VAT is or becomes chargeable on any supply made by any Party (the “Supplier”) to any other Party (the “Recipient”) under a Finance Document, and any Party other than the Recipient (the “Relevant Party”) is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration), in so far as legally possible:

(i)

(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply, or issue an appropriate invoice to the same effect; and

(ii)

(where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(c)

Where a Finance Document requires any Party to reimburse or indemnify another Party for any costs or expenses, that Party shall also at the same time reimburse or indemnify the other Party for all VAT incurred by the other Party in respect of the costs or expenses to the extent that such Party reasonably determines that neither it nor any member of any group of which it is a member for VAT purposes is entitled to credit or repayment from the relevant tax authority in respect of the VAT.

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18.7	FATCA Information

(a)	Subject to paragraph (c) below, each Party shall, within ten (10) Business Days of a reasonable request by another Party:

	(i)	confirm to that other Party whether it is:

		(A)	a FATCA Exempt Party; or

		(B)	not a FATCA Exempt Party;

(ii)

supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA; and

(iii)

supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party’s compliance with any other law, regulation, or exchange of information regime.

(b)

If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)

Paragraph (a) above shall not oblige any Party to do anything, and paragraph (a)(iii) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(d)

If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (a)(ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then:

(i)	such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party; and

(ii)	until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

18.8	FATCA Deduction

(a)

Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)

Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction) notify the Party to whom it is making the payment and, in addition, shall notify the Issuer and the Facilities Agent and the Facilities Agent shall notify the other Finance Parties.

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19.	INCREASED COSTS

19.1	Increased Costs

(a)	Subject to Clause 19.3 (Exceptions) the Issuer shall, within fourteen (14) days of a demand by the Facilities Agent, pay for the account of a Finance Party:

(i)	the amount of any Increased Costs incurred by that Finance Party as a result of:

(A)	the introduction of any Change in Law occurring after the Signing Date;

(B)	compliance with any law or regulation, in each case made after the Signing Date; or

(ii)

the amount of any Increased Costs incurred by that Finance Party as a result of the implementation or application of Basel III or CRD-IV or any law or regulation that implements Basel III or CRD-IV, in each case to the extent such Increased Costs were not capable of being accurately calculated prior to the Signing Date due to a lack of clarity or detail in Basel III, CRD-IV or any related information from a banking regulator available on the Signing Date.

(b)	In this Project Debt Programme:

“Basel III” means:

(i)

the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(ii)

the rules for global systemically important banks contained in “Global systemically important banks: assessment methodology and the additional loss absorbency requirement – Rules text” published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(iii)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”;

“CRD-IV” means Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and Directive 2013/36/EU of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directive 2006/48/EC and 2006/49/EC; and

“Increased Costs” means:

(I)	a reduction in the rate of return from a Project Bond or on a Finance Party’s (or its Affiliate’s) overall capital; or

(ii)	an additional or increased cost,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Total Series Subscription Commitment or funding or performing its obligations under any Finance Document.

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19.2	Increased Cost Claims

(a)

A Finance Party intending to make a claim pursuant to Clause 19.1 (Increased Costs) shall notify the Facilities Agent of the event giving rise to the claim. The Bondholder Agent shall promptly notify the Issuer of any such notification from such Finance Party. In case the Greek State has such a claim and has informed the Facilities Agent by any means, of the event giving rise to such claim and the amount thereof, the Facilities Agent shall promptly notify the Issuer of any such notification from a Finance Party or the Greek State.

(b)	Each Finance Party shall provide a certificate to the Facilities Agent and the Issuer confirming the amount of its Increased Costs and setting out the calculation of the amount in reasonable detail.

19.3	Exceptions

	(a)	Clause 19.1 (Increased Costs) does not apply to the extent any Increased Cost is:

(i)	attributable to a Tax Deduction required by law to be made by the Issuer;

(ii)

compensated for by Clause 18.3 (Tax Indemnity), Clause 18.5 (Stamp Taxes) or Clause 18.6 (Value Added Tax) (or would have been so compensated for under those clauses but was not so compensated for solely because any of the exceptions and/or limitations set out in the relevant clauses applied);

(iii)	attributable to the non-compliance by the relevant Finance Party or any of its Affiliates with any law or regulation;

(iv)

attributable to the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the Signing Date (but excluding any amendment arising out of Basel III) (“Basel II”) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates); or

(v)	attributable to a FATCA Deduction required to be made by a Party;

(vi)

attributable to any penalty having been imposed by the relevant central bank or monetary or fiscal authority upon the Finance Party (or any Affiliate of it) making such claim by virtue of its having exceeded any country or sector borrowing limits or breached any directives imposed on it;

(vii)	attributable to any change that occurs pursuant to, or in connection with the adoption, ratification, approval or acceptance of, the MLI in or by any jurisdiction;

(viii)	is not notified to the Facilities Agent or the Issuer in accordance with paragraph (a) of Clause 19.2 (Increased Cost Claims); or

(ix)

if the Finance Party fails to make a claim in accordance with Clause 19.1 (Increased Costs) prior to the date falling one hundred and eighty (180) days after it first became aware of such Increased Cost unless a determination of the amount incurred could only be made after such date.

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20.	OTHER INDEMNITIES

20.1	Currency Indemnity

(a)

 If any sum due from the Issuer under the Finance Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(i)	making or filing a claim or proof against the Issuer; or

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

the Issuer shall as an independent obligation, within seven (7) Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	The Issuer waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

20.2	Other Indemnities

The Issuer shall, within seven (7) Business Days of demand (which demand shall be accompanied by reasonable calculations or details of the amount demanded), indemnify each Finance Party against any cost, loss or liability incurred by it as a direct result of:

(a)	the occurrence of any Event of Default;

(b)	a failure by the Issuer to pay any amount due under a Finance Document on its due date including any claim or liability arising as a result of Clause 34 (Sharing Among the Finance Parties);

(c)

funding, or making arrangements to fund, its participation in a Project Bond requested by the Issuer in a Request but not made by reason of the operation of any one or more of the provisions of this Project Debt Programme including any revocation or cancellation of such Request or failure to satisfy any conditions to a Request (other than by reason of the negligence or default or wilful misconduct of that Finance Party); or

(d)	a Project Bond (or part of a Project Bond) not being prepaid in accordance with a notice of prepayment given by the Issuer.

20.3	Indemnity to the Facilities Agent

(a)

The Issuer shall, within seven (7) Business Days of demand, indemnify the Facilities Agent against any cost, loss or liability incurred by the Facilities Agent (acting reasonably) as a direct result of:

(i)	investigating any event which it reasonably believes is a Default;

(ii)	entering into or performing any foreign exchange contract for the purposes of paragraph (b) of Clause 35.9 (Change of Currency);

(iii)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

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(iv)

any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Facilities Agent (otherwise than by reason of the Facilities Agent’s gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 35.10 (Disruption to Payment Systems etc.) notwithstanding the Facilities Agent’s negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facilities Agent) in acting as Facilities Agent under the Finance Documents; or

(v)	instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under this Project Debt Programme.

21.	MITIGATION BY THE FINANCE PARTIES AND THE ISSUER

21.1	Mitigation

(a)

Each Finance Party shall, in consultation with the Issuer, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount accruing or becoming payable under or pursuant to or in accordance with, or cancelled pursuant to, any of Clauses 7.1 (Illegality), 18.2 (Tax Gross-up), 18.3 (Tax Indemnity) or 19 (Increased Costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph 21.1(a) above does not in any way limit the obligations of the Issuer under the Finance Documents.

(c)

Each Finance Party shall notify the Facilities Agent as soon as it becomes aware that any circumstances of the kind described in paragraph 21.1(a) above have arisen or may arise. The Facilities Agent shall notify the Issuer promptly of any such notification from a Finance Party.

21.2	Limitation of Liability

(a)	The Issuer shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 21.1 (Mitigation).
(b)	A Finance Party is not obliged to take any steps under Clause 21.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

22.	COSTS AND EXPENSES
22.1	Transaction Expenses

(a)

The Issuer shall promptly, and in any event within ten (10) Business Days of demand, pay the Finance Parties and the Underwriters the amount of all costs and expenses (including indicatively but not restrictively any legal fees subject to any agreed caps as well as any costs that may be stipulated or required in relation to the Eligible Investment) reasonably incurred by any of them (and, in the case of the Bondholder Agent, by any Receiver) in connection with the negotiation, preparation, printing, execution and perfection of:

(i)	this Project Debt Programme and any other Finance Documents or other documents referred to in Schedule 1 (Conditions Precedent) and the Transaction Security; and

(ii)	any other Finance Documents executed after the Signing Date.

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(b)

The Issuer is also required to bear the costs and any commissions imposed (either on an one-off basis and/or per transaction) by the company with the name “DIAS INTERBANKING SYSTEMS S.A.” on the debits of the Greek State accounts which, in accordance with articles 1 and 2 of the decision No 2/120162 of the Deputy Minister of Finance (Greek Official Gazette B' 2262/09-05-2022), are opened, kept and maintained in Bank of Greece as “RRF Loan-Piraeus Bank S.A.” and “RRF Loan-National Bank of Greece S.A.” for the management of the RRF Funds and servicing of the loans granted to that respect.

22.2	Amendment Costs

If:

(a)	the Issuer requests an amendment, waiver or consent; or

(b)	an amendment is required pursuant to Clause 35.9 (Change of Currency),

the Issuer shall within ten (10) Business Days of demand, reimburse each of the Finance Parties for the amount of any costs and expenses (including legal fees subject to any agreed caps) reasonably incurred by any of them (and, in the case of the Bondholder Agent, by any Receiver) in responding to, evaluating, negotiating or complying with that request or requirement.

22.3	Enforcement and Preservation Costs

The Issuer shall, within ten (10) Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by it in connection with the enforcement of or the preservation of any rights under any Finance Document and the Transaction Security and any proceedings instituted by or against the Bondholder Agent as a consequence of taking or holding the Transaction Security or enforcing these rights. For the avoidance of doubt, this clause shall not provide for double recovery by the Bondholder Agent of the same amount pursuant to Clause 20.3 (Indemnity to the Facilities Agent).

22.4	Transfer Costs and Expenses

Notwithstanding any other term of the Finance Documents, if a Finance Party (other than the Bondholder Agent or the Facilities Agent) assigns or transfers or enters into any sub-participation of any of its rights, benefits or obligations under the Finance Documents, the Issuer shall not be required to pay any fees, costs, expenses or other amounts relating to or arising in connection with the implementation of that assignment, transfer or sub-participation unless such assignment, transfer or sub-participation has been requested by the Issuer pursuant to the terms of this Project Debt Programme other than pursuant to Clause 21.1 (Mitigation).

22.5	Advisors’ Costs and Expenses

Without prejudice to the terms of Clause 22.1 to 22.3 above, the Issuer shall, within ten (10) Business Days of written demand, pay to the Facilities Agent all duly documented costs and expenses of the Advisors incurred by the Facilities Agent provided that such costs and expenses are pre agreed with the Issuer prior to incurring unless there is an Event of Default that is continuing.

23.	BASE CASE FINANCIAL MODEL, BUDGETS AND LIFE OF MINE PLAN

23.1	Initial Base Case Financial Model and Annual Updates

(a)

The initial Base Case Financial Model (including the Minimum Parameters) shall be as agreed between the Issuer and the Facilities Agent and delivered as a condition precedent to Financial Close in accordance with Part A (Initial Conditions Precedent) of Schedule 1 (Conditions Precedent) to this Project Debt Programme.

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(b)

The Base Case Financial Model shall include Minimum Parameters. The Minimum Parameters for Project and Non-Project Operations shall be as set out in Schedule 24 (Minimum Parameters). The Parties acknowledge that, unless there is a reasonable justification to do otherwise, the Minimum Parameters should be applied in each Base Case Financial Model using the same methodology as the previously approved Base Case Financial Model.

(c)	The economic assumptions in each Base Case Financial Model relating to the metal price forecasts to be used in a Base Case Financial Model are as follows, for:

(I)

gold, the lower of (A) US$ 1,500 per ounce and (B) the trailing thirty (30) days average of the daily London Bullion Market Association (PM USD) price, as referenced by Bloomberg code GOAULNPM Index (or any replacement Bloomberg page which displays such price);

(ii)	copper, the lower of (A) US$ 7,000 per tonne and (B) the trailing thirty (30) days average of the daily three-month settlement price published under ticker LMCADY Comdty on the London Metal Exchange;

(iii)

silver, be the lower of (A) US$ 20 per ounce and (B) the trailing thirty (30) days average of the daily London Bullion Market Association (PM USD) price, as referenced by Bloomberg code SLVRLND Index (or any replacement Bloomberg page which displays such price);

(iv)

 lead, the lower of (A) US$ 2,000 per tonne and (B) the trailing thirty (30) days average of the daily three-month settlement price published under ticker LMPBDY Comdty on the London Metal Exchange; and

(v)	zinc, the lower of (A) US$ 2,800 per tonne and (B) the trailing thirty (30) days average of the daily three-month settlement price published under ticker LMZSDY Comdty on the London Metal Exchange,

or, in each case above, as may otherwise be agreed in writing from time to time as between the Issuer and the Facilities Agent (acting on the advice of the Majority Bondholders).

(d)

The Issuer shall, no later than one (1) month after the end of each Financial Year, provide to the Facilities Agent (who, in turn, shall forward to the LTA), an updated Base Case Financial Model for that forthcoming year. If the Issuer fails to provide an updated Base Case Financial Model by this time, the most recently approved Base Case Financial Model shall continue to apply until such time that a revised Base Case Financial Model is approved in accordance with this Clause 23.

(e)	Promptly, but in any event within fifteen (15) Business Days from the later of receipt by the Facilities Agent, of:

(i)	the Base Case Financial Model delivered by the Issuer in accordance with Clause 23.1(d) above or 23.2below;

(ii)

the Issuer’s responses to any queries as may be reasonably raised by the Bondholders (via the Facilities Agent) to the Issuer in respect of such Base Case Financial Model (including Minimum Parameters), provided that such queries are received within ten (10) Business Days of the Issuer’s proposal; and

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(iii)

the outcome of the review by the LTA of such Base Case Financial Model (provided that the LTA shall be instructed to conclude its review within ten (10) Business Days of receipt of the Issuer’s proposal and, if delayed, the Facilities Agent shall, upon becoming aware of such delay, promptly advise the Issuer of the delay, the expected date for concluding the review, and the reasons for the delay so that the Issuer is aware that the Facilities Agent’s review period will not commence until the date upon which such Advisor’s proposal is received), the Facilities Agent (acting on the instructions of the Majority Bondholders taking into account the advice of the LTA) shall notify the Issuer as to whether it approves of the Base Case Financial Model or disagrees with the Issuer’s proposal and the reasons for such disagreement.

(f)

If the Facilities Agent (acting on the instructions of the Majority Bondholders taking into account on the advice of the LTA) and the Issuer are unable to agree to the Base Case Financial Model within a ten (10) Business Day consultation period following notice from the Facilities Agent pursuant to Clause 23.1(e) of a disagreement with the Issuer’s proposal, then the disputed matters may be referred by either party to an independent expert for determination in accordance with Schedule 12 (Expert Determination). The decision of the Expert shall be final and binding on the Parties. Pending the resolution of the disputed matters, the most recently approved Base Case Financial Model shall apply.

23.2	Ad hoc revisions to the Base Case Financial Model – Issuer

The Issuer shall provide an updated Base Case Financial Model in the following circumstances:

(a)	promptly upon becoming aware of any of the events described below:

(i)	which the Issuer believes in good faith are required in order to correct any actual historical data known to be materially inaccurate or to correct any manifest error in the Base Case Financial Model;

(ii)	to reflect any material updates or changes to the Development Plan or the Life of Mine Plan;

(iii)	as required pursuant to Clause 7.8(b)(ii)(B) (Mandatory Prepayment – Insurance Proceeds);

(iv)	to reflect material updates or changes to the Pre-Completion Operating Budget, the Construction Budget, the Non-Project Budget and the Post-Completion Operating Budget, as applicable;

(v)	to reflect material updates and changes in expected cash flows of the Project or Non-Project Operations due to any proposed updates and changes to the Minimum Parameters;

(vi)	to reflect changes to relevant tax law or any published practice of any Competent Authority for tax purposes that has a material impact on the Issuer; and

(vii)	the exercise of the option to defer the Longstop Date pursuant to Clause 27.13 (Exercise of Deferral Option).

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(b)	on and from Financial Close until Project Completion, promptly, upon the occurrence of one or a combination of the following events:

(i)

if the aggregate production of Kassandra Mines falls below eighty per cent. (80%) of the relevant forecasted cumulative production for a period of two (2) consecutive quarters ending on a Quarter Date as a result of operational matters; and/or

(ii)

if the LTA has advised in its most recent Construction Progress Report that, in its opinion, there is, or is likely to be a Cost Overrun that exceeds the maximum amount payable or otherwise committed under the Shareholder Support Agreement (as supported by an Acceptable Credit Support) and the amount capable of being drawn under the Series Project Cost Overrun Bond;

(c)	following Project Completion, promptly, upon the occurrence of one or a combination of the following events:
(i)	if, until the Project Termination Date, either:

(A)	the aggregate production of Kassandra Mines, or

(B)	the Project Production in relation to the Project,

falls below eighty per cent. (80%) of the relevant forecasted cumulative production for a period of two (2) consecutive quarters ending on a Quarter Date as a result of operational matters; or

(ii)

for a period of two (2) consecutive quarters ending on a Quarter Date, the Post-Completion Operating Costs incurred in such quarters (taken cumulatively) have increased by more than fifteen per cent. (15%) above the amount projected (taken cumulatively) in the most recently delivered annual Post-Completion Operating Budget (excluding, in all cases, any costs projected to be incurred later in that year that were brought forward by the Issuer or vice versa), provided that, for the purposes of this calculation:

(A)

if the budgeted amounts are expressed only as an annual amount, then the budgeted amount for each quarter period shall be derived by dividing the amount in the Post-Completion Operating Budget by four (4);

(B)

if the budgeted amounts are expressed as a six-monthly amount, then the budgeted amount for each quarter period shall be derived by dividing the relevant six-monthly amount in the Post-Completion Operating Budget by two (2); and/or

(C)	if the Post-Completion Operating Budget for the relevant period has not yet been approved, then the amounts set out in the last preceding approved Post-Completion Operating Budget shall apply; and

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(d)	promptly following the occurrence of any event or circumstance which could reasonably be expected to have a Material Adverse Effect.

23.3	Ad hoc revisions to the Base Case Financial Model – Facilities Agent

(a)

The Facilities Agent (acting on the instructions of the Majority Bondholders and taking into account the advice of the LTA) may propose changes to the Base Case Financial Model if it considers that there has been a change in circumstances which has resulted in the Base Case Financial Model being incorrect in a material respect or the Base Case Financial Model no longer being representative of the Issuer as a whole in any material respect, or the Base Case Financial Model no longer being representative of the Project or the Non-Project Operations in any material respect. The Facilities Agent’s proposal shall provide for an explanation of why the Facilities Agent believes the change is required as well as the amendments the Facilities Agent considers necessary to correct the material inaccuracy in the Base Case Financial Model. The Issuer shall notify the Facilities Agent within the later of fifteen (15) Business Days of receipt of such proposal or the Facilities Agent’s responses to any queries as may be reasonably raised by the Issuer provided such queries are received by the Facilities Agent within fifteen (15) Business Days of the receipt of such proposal by the Issuer, whether it approves of the proposed changes, or disagrees with the Facilities Agent’s proposal.

(b)

If the Facilities Agent (acting on the instructions of the Majority Bondholders taking into account on the advice of the LTA) and the Issuer are unable to agree on the revisions to the Base Case Financial Model within a ten (10) Business Day consultation period following notice from the Issuer pursuant to Clause 23.3(a) of a disagreement with the Facilities Agent proposal, then the disputed matters may be referred by either party to an independent expert for determination in accordance with Schedule 12 (Expert Determination). The decision of the Expert shall be final and binding on the Parties. Pending the resolution of the disputed matters, the most recently approved Base Case Financial Model shall apply.

23.4	Budgets

(a)	The Issuer shall:

(i)

no later than one (1) month after the end of each Financial Year, provide to the Facilities Agent (who, in turn, shall forward to the LTA), an update of each relevant Budget for that forthcoming year. If the Issuer fails to provide an updated Budget by this time, the most recently approved relevant Budget shall continue to apply until such time as a revised Budget is approved in accordance with this Clause 23;

(ii)	deliver a revised Budget promptly to the Facilities Agent if any revision to the Base Case Financial Model would require an update to that Budget; or

(iii)	at the Issuer’s discretion, if it reasonably considers and update to a Budget is required.

(b)

The Issuer shall ensure that each Construction Budget, Pre-Completion Operating Budget, Non-Project Budget and Post-Completion Operating Budget required to be delivered to the Facilities Agent under this Project Debt Programme, shall:

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(i)	be prepared in good faith and after reasonable due diligence;

(ii)	include the Issuer’s best estimate of projected expenditure;

(iii)	be true and accurate in all material respects and not omit anything which would make it misleading in a material respect;

(iv)	comply with the Finance Documents and take into account obligations and rights of the Issuer (and any other relevant Obligors) under the Material Project Documents; and

(v)	amongst other things, include a line item in respect of the amounts projected to be spent or payable annually by the Issuer up to the Maturity Date:

(A)	towards its corporate social responsibility commitments under the Investment Agreement; and

(B)	to its Affiliates under any Existing Affiliate Agreement as permitted under this Project Debt Programme.

(c)

The Issuer shall use reasonable endeavours to ensure that each of the Construction Budget, the Pre-Completion Operating Budget and the Post-Completion Operating Budget detail the budgeted amount for each semester in that year.

(d)	Promptly, but in any event within fifteen (15) Business Days from the later of receipt by the Facilities Agent, of:

(i)	the relevant Budget delivered by the Issuer in accordance with Clause 23.4(a);

(ii)

the Issuer’s responses to any queries as may be reasonably raised by the Bondholders (via the Facilities Agent) to the Issuer in respect of such Budget, provided that such queries are received within ten (10) Business Days of the Issuer’s proposal; and

(iii)

the outcome of the review by the LTA of such Budget (provided that the LTA shall be instructed to conclude its review within ten (10) Business Days of receipt of the Issuer’s proposal and, if delayed, the Facilities Agent shall, upon becoming aware of such delay, promptly advise the Issuer of the delay, the expected date for concluding the review, and the reasons for the delay so that the Issuer is aware that the Facilities Agent’s review period will not commence until the date upon which such Advisor’s proposal is received), the Facilities Agent (acting on the instructions of the Majority Bondholders taking into account the advice of the LTA) shall notify the Issuer as to whether it approves of the relevant Budget or disagrees with the Issuer’s proposal and the reasons for such disagreement.

(e)

If the Facilities Agent (acting on the instructions of the Majority Bondholders taking into account on the advice of the LTA) and the Issuer are unable to agree the relevant Budget within a ten (10) Business Day consultation period following notice from the Facilities Agent pursuant to Clause 23.4(b) of a disagreement with the Issuer’s proposal, then the disputed matters may be referred by either party to an independent expert for determination in accordance with Schedule 12 (Expert Determination). The decision of the Expert shall be final and binding on the Parties. Pending the resolution of the disputed matters, the most recently approved Budget shall continue in effect subject to an escalation of not more than five per cent. (5%) of the overall amount of such preceding corresponding Budget.

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23.5	General requirements as to the preparation of the Base Case Financial Model and Budgets

Base Case Financial Model

(a)

The Issuer and the Facilities Agent shall each retain a copy of the Base Case Financial Model for use in producing and verifying calculations and for financial ratio testing and the Issuer Compliance Certificates to be delivered pursuant to paragraphs (a) and (b) of Clause 25.9 (Issuer Compliance Certificates).

(b)

Following an annual update to the Base Case Financial Model or an update to historical data in the Base Case Financial Model pursuant to Clause 23.5(c)(ii) below, within ten (10) Business Days of the date on which:

(i)	the revised Base Case Financial Model takes effect in accordance with paragraph (e) below; or

(ii)	the disputed matter with respect to that Base Case Financial Model is referred to an independent expert for determination in accordance with Clause 23.1(f) above,

the Issuer shall deliver to the Facilities Agent an Issuer Compliance Certificate calculated as of the immediately preceding Calculation Date indicating, inter alia, compliance on such Calculation Date (after taking into account the content of the revised Base Case Financial Model) with each of the ratios set forth in Clause 26.1 (Financial Covenant Ratios). The Issuer shall comply with paragraphs (b) and (c) of Clause 25.9 (Issuer Compliance Certificates) in connection with such Issuer Compliance Certificate.

(c)	Within one (1) month after a Calculation Date, the Issuer shall provide:

(i)

a report comparing the applicable Base Case Financial Model for the relevant year for the six-month period ending on that Calculation Date, against the applicable version of the Pre-Completion Operating Budget and/or the Post-Completion Operating Budget (as applicable) and the actual Pre-Completion Project Costs and/or Post-Completion Operating Costs (as applicable) for such period, together with a full explanation of any material deviations, provided that, for the purposes of this calculation:

(A)

if the budgeted amounts are expressed only as an annual amount, then the budgeted amount for each six-month period shall be derived by dividing the amount in the Construction Budget, the Pre-Completion Operating Budget and/or the Post-Completion Operating Budget (as applicable)by two (2); and

(B)

if the Construction Budget, the Pre-Completion Operating Budget and/or the Post-Completion Operating Budget (as applicable) for the relevant period has not yet been approved, then the amounts set out in the last preceding approved relevant corresponding Budget shall apply; and

(ii)

in respect of each Calculation Date falling on 30 June, a copy of the last approved Base Case Financial Model, but including actual historical data from the preceding six-month period ending on that Calculation Date.

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(d)

The Issuer will make any proposal for change or revision in relation to the Base Case Financial Model in good faith after careful consideration and enquiry and consistent with the provisions of the Transaction Documents in all material respects.

(e)

Any changes or revisions to the Base Case Financial Model shall take effect and be binding on the Parties on and from the date such changes or revisions are agreed or determined in accordance with Clause 23.1, and shall be incorporated into an updated Base Case Financial Model by the Issuer.

(f)

The Facilities Agent (acting on the instructions of the Majority Bondholders based on the advice of the LTA) may require that the updated or amended Base Case Financial Model be audited by the Model Auditor (and the costs of such audit shall be borne by the Issuer), provided that the process of auditing the Base Case Financial Model shall not impact the timeline for approving the Base Case Financial Model and the Facilities Agent shall not request for an audit of the updated or amended Base Case Financial Model more than once per year, unless an Event of Default has occurred and is continuing, in which case such restriction shall not apply).

(g)	The Issuer shall promptly inform the Facilities Agent as soon as it becomes aware of any error in the Base Case Financial Model which would materially affect any calculation.

(h)

If the Facilities Agent reasonably requires the input of the LMA in connection with any pricing, payability or other relevant market-based projections in a proposed update by the Issuer to the Base Case Financial Model, then the Facilities Agent may provide a copy of the Base Case Financial Model to the LMA who shall review the Base Case Financial Model at the same time as the LTA.

Budgets

(i)

On and from Financial Close until Project Completion, the Issuer shall only incur or pay costs and expenses which fall within the definition of Pre-Completion Project Cost, Pre-Completion Operating Cost, Post-Completion Operating Cost and Non-Project Operations Liabilities in accordance with the applicable Budget and this Project Debt Programme.

(j)

Following Project Completion, unless approved by the Facilities Agent (acting on the instructions of the Majority Bondholders (acting reasonably)), the Issuer shall not (except as provided in paragraph 23.5(l) below) incur or pay any Post-Completion Operating Costs where that cost or payment (in aggregate with all other amounts incurred or paid for the relevant year in relation to Post-Completion Operating Costs) exceeds the aggregate amount allowed for Post-Completion Operating Costs for that year in the Post-Completion Operating Budget.

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(k)

The Finance Parties acknowledge and agree that construction of the Underground Mine will continue after Project Completion and that the associated expenditure will be included in each Post-Completion Operating Budget as set out in the Base Case Financial Model.

(l)	Paragraph (j) above shall not restrict or prevent the Issuer from paying a particular cost to the extent that:

(i)	the relevant cost is not material;

(ii)

the relevant cost, together with all other relevant costs incurred pursuant to this paragraph (ii) does not exceed fifteen per cent. (15%) of the aggregate amount allowed for Post-Completion Operating Costs for that year in the Post-Completion Operating Budget;

(iii)

the cost is included in the latest Base Case Financial Model and was due to be incurred in the following year and the Issuer has elected, in accordance with Good Industry Practice and prudent management of the Project, to bring that cost forward to the then current year;

(iv)	the relevant cost is a finance cost or Tax; or

(v)	the relevant cost is necessary to mitigate in accordance with Good Industry Practice the effects of an Emergency.

23.6	Life of Mine Plan

(a)	Subject to Clause 29.9 (Changes to Life of Mine Plan), the Issuer shall:

(i)

if an update to the Life of Mine Plan is required in accordance with Good Industry Practice, no later than one (1) month after the end of each Financial Year, provide to the Facilities Agent (who, in turn, shall forward to the LTA), an update of the Life of Mine Plan (an "Updated Life of Mine Plan"). If the Issuer fails to provide an updated Life of Mine Plan by this time, the most recently approved relevant Life of Mine Plan shall continue to apply until such time as a revised Life of Mine Plan is approved in accordance with this Clause 23;

(ii)	deliver a revised Life of Mine Plan promptly to the Facilities Agent if any revision to the Base Case Financial Model would require an update to that Life of Mine Plan; or

(iii)	at the Issuer’s discretion, if it reasonably considers and update to a Life of Mine Plan is required,

and statement of mineral reserves for approval by the Facilities Agent (acting on the instructions of the Majority Bondholders, acting on the advice of the LTA).

(b)

Each Updated Life of Mine Plan shall, amongst other things, detail the expected production levels over the life of the Kassandra Mines for each Kassandra Mine and full costs of production until the Project Termination Date.

(c)	Subject to Clause 29.9 (Changes to Life of Mine Plan), promptly, but in any event within fifteen (15) Business Days from the later of receipt by the Facilities Agent, of:

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(i)	the Updated Life of Mine Plan being delivered by the Issuer in accordance with Clause 23.6(a);

(ii)

the Issuer’s responses to any queries as may be reasonably raised by the Bondholders (via the Facilities Agent) to the Issuer in respect of such Updated Life of Mine Plan, provided that such queries are received within ten (10) Business Days of the Issuer’s proposal; and

(iii)

the outcome of the review by the LTA of such Updated Life of Mine Plan (provided that the LTA shall be instructed to conclude its review within ten (10) Business Days of receipt of the Issuer’s proposal and, if delayed, the Facilities Agent shall, upon becoming aware of such delay, promptly advise the Issuer of the delay, the expected date for concluding the review, and the reasons for the delay so that the Issuer is aware that the Facilities Agent’s review period will not commence until the date upon which such Advisor’s proposal is received), the Facilities Agent (acting on the instructions of the Majority Bondholders taking into account the advice of the LTA) shall notify the Issuer as to whether it approves of the Updated Life of Mine Plan or disagrees with the Issuer’s proposal and the reasons for such disagreement.

(iv)

If the Facilities Agent (acting on the instructions of the Majority Bondholders taking into account on the advice of the LTA) and the Issuer are unable to agree the Updated Life of Mine Plan within a ten (10) Business Day consultation period following notice from the Facilities Agent pursuant to Clause 23.6(b) of a disagreement with the Issuer’s proposal, then the disputed matters may be referred by either party to an independent expert for determination in accordance with Schedule 12 (Expert Determination). The decision of the Expert shall be final and binding on the Parties. Pending the resolution of the disputed matters, the most recently approved Life of Mine Plan shall continue in effect.

24.	REPRESENTATIONS

24.1	Timing of Representations

(a)	Unless specified otherwise, the Issuer makes the representations and warranties set out in this Clause 24 (Representations) to the Finance Parties as set out below:

(i)

on the Signing Date, the representations and warranties set out solely at Clause 24.2 (Status), Clause 24.3 (Binding Obligations), Clause 24.4 (Powers and Authority), Clause 24.5 (Non-conflict), Clause 24.17 (Investment Agreement), Clause 24.19 (No Other Business or Assets) and Clause 24.27 (No Insolvency) are made;

(ii)	on Financial Close, all representations and warranties out in this Clause 24 (Representations) are made; and

(iii)	on the date of each Request, each Issue Date and each Repayment Date, the Repeating Representations are made,

in each case by reference to the facts and circumstances then existing.

(b)	The Issuer acknowledges that the Finance Parties have entered into this Project Debt Programme and the other Finance Documents in reliance on such representations.

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24.2	Status

(a)	Each of the Issuer and the Disclosed Subsidiary is a Greek limited liability company (société anonyme) duly incorporated, validly existing and in good standing under the laws of Greece.

(b)	Each of the Issuer and the Disclosed Subsidiary has the requisite corporate power and authority to own and lease its assets and carry on its business as it is currently being conducted.

24.3	Binding Obligations

(a)

Each Transaction Document to which the Issuer is, or will be when it becomes a party, has been, or when delivered in connection with this Project Debt Programme, will be duly executed and delivered by the Issuer.

(b)

The obligations expressed to be assumed by the Issuer in each Finance Document to which it is a party are, subject to the Legal Reservations, legal, valid, binding and enforceable obligations which are admissible in evidence in its jurisdiction of incorporation and in relation to the Transaction Security, subject to the Legal Reservations, constitutes the priority set out in the relevant Security Document and the Intercreditor Agreement.

24.4	Powers and Authority

The Issuer has the power and authority to enter into, perform and deliver, and has taken all necessary action to authorise its entry into and performance and delivery of, the Transaction Documents to which it is or will be when it becomes a party and the transactions contemplated by those documents (including the creation of any Security Interest pursuant to the Security Documents).

24.5	Non-conflict

The entry into and performance by the Issuer of, and the transactions contemplated by, the Transaction Documents to which it is a party do not and will not:

(a)	conflict with any law or regulation currently in force and applicable to the Issuer;

(b)	conflict with its or the Disclosed Subsidiary’s constitutional documents;

(c)	conflict with any agreement or instrument binding on it or the Disclosed Subsidiary or any of its or its Disclosed Subsidiary’s assets; or

(d)	result in the creation or imposition of Security Interest or Quasi-Security Interest other than Permitted Security Interests.

24.6	Governing Law and Enforcement

(a)

Subject to the Legal Reservations, the choice of Greek law, Dutch law, Canadian law, English law or any law expressed to govern a Transaction Document to which it is a party (as the case may be), as the governing law of such Transaction Documents will be recognised and enforced in the relevant Obligor’s jurisdiction of incorporation.

(b)

Subject to the Legal Reservations, any judgment obtained in Greece, the Netherlands, Canada, England and Wales (or in any other relevant jurisdiction whose law is expressed to govern a Transaction Document) in relation to a Transaction Document to which it is a party will be recognised and enforced in the relevant Obligor’s jurisdiction of incorporation.

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24.7	Authorisations and Environmental or Social Permits

(a)	All Project Authorisations and Environmental or Social Permits required by the Issuer:

(i)	to enable it to lawfully enter into, exercise its rights and comply with its obligations under the Transaction Documents to which it is a party;

(ii)	to develop, construct, operate and finance the Project substantially in accordance with the Development Plan, the Life of Mine Plan and the Transaction Documents; and

(iii)	to make the Transaction Documents to which it is a party admissible in evidence in its jurisdiction of incorporation,

have been, or will by the required date have been, obtained, renewed or effected and are, or will by the required date be, in full force and effect.

(b)	The Issuer has not received any notice that any Project Authorisation will not be obtained or effected at the time it is required.

(c)

The Project Authorisations and Environmental or Social Permits set out in Schedule 10 (Required Permits, Licenses and Concessions) are the only material Project Authorisations and Environmental or Social Permits required by the Issuer in order to develop, construct and operate the Project substantially in accordance with the Development Plan, the Life of Mine Plan and in accordance with Good Industry Practice.

24.8	Deduction of Tax

The Issuer is not required under any applicable law or regulation to make any Tax Deduction with respect to the principal amount of the Project Bonds.

24.9	No Filing or Stamp Taxes

Under the law of its jurisdiction of incorporation it is not necessary that the Finance Documents to which it is a party be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to such Finance Documents or the transactions contemplated by such Finance Documents.

24.10	No Security Interest or Indebtedness

(a)	Save for Permitted Security Interests, no Security Interest or Quasi-Security Interest exists over all or any of the present or future revenues or assets of the Issuer or any shares in the Issuer.

(b)	Save for Permitted Indebtedness and Indebtedness disclosed by the Issuer in accordance with Clause 24.11 (Dealings with Affiliates), the Issuer has no Financial Indebtedness.

24.11	Dealings with Affiliates

The Issuer has not:

(a)	incurred Indebtedness with respect to any Affiliate, other than in respect of Permitted Indebtedness; and

(b)

been a party to any contract with any Affiliate other than the Existing Affiliate Agreements, any Equity Subordinated Loan, any contract required to be entered into for the purpose of the Permitted Merger, transactions on market-standard arm’s-length terms which the Issuer confirms to the Facilities Agent are no less favourable to the Issuer than any terms that could be obtained by the Issuer in a market-standard arm’s-length arrangement or transaction with a person who is not an Affiliate of it, which, in the case of paragraph (a) and (b), remain in effect.

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24.12	No Event of Default

(a)

No Event of Default has occurred and is continuing, or is reasonably likely to result from the making of any Request or Issuance or the entry into, the performance of, or any transaction contemplated by, any Transaction Document.

(b)

No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or to which its assets are subject which might have a Material Adverse Effect.

24.13	No Proceedings Pending or Threatened

No undisclosed litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency, which are reasonably expected to be adversely determined, and which if adversely determined would reasonably be expected to have a Material Adverse Effect or an economic impact in excess of Euros five million (€5,000,000) (indexed), are pending or have been threatened against it or any other relevant person in writing.

24.14	Information

To the knowledge and belief of the Issuer, any information provided to the Finance Parties (or their advisors) by the Issuer, or on its behalf, in connection with this Project Debt Programme, the Project and the Non-Project Operations:

(a)	is or was in all material respects true, accurate, complete and not misleading at the time it was given or made; and

(b)	does not (as at the time it was given, stated or made) omit anything which could make the information incomplete, untrue, inaccurate or misleading in any material respect.

24.15	Base Case Financial Model and Budgets

Each of the Base Case Financial Model, and the most recently submitted Construction Budget, Pre-Completion Operating Budget, Non-Project Budget and Post-Completion Operating Budget (as applicable), together with each update delivered in accordance with Clauses 23.1 (Initial Base Case Financial Model and Annual Updates), 23.2 (Ad hoc revisions to the Base Case Financial Model – Issuer) and 23.3 (Ad hoc revisions to the Base Case Financial Model – Facilities Agent) as at its date:

(a)	was true and accurate in all material respects when prepared;

(b)	was prepared in good faith and with due care on the basis of recent historical information and assumptions believed by it to be reasonable;

(c)	was consistent with the Transaction Documents; and

(d)	does not contain any information nor omit any information which makes the information contained in it misleading.

24.16	Material Project Documents

Subject to the Legal Reservations, each Material Project Document, to which it is a party, which has been entered into is in full force and effect (unless it has expired at the end of its scheduled term or has been terminated in accordance with this Project Debt Programme) and creates enforceable obligations which are admissible in evidence in its jurisdiction of incorporation.

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24.17	Investment Agreement

The Issuer is not in breach of any terms of the Investment Agreement, where such breach would reasonably be expected to have a Material Adverse Effect.

24.18	Environmental and Social Matters

(a)

The Issuer has conducted an assessment and published the Environmental and Social Impact Assessment and prepared the Environmental and Social Action Plan in order to comply with the Environmental and Social Standards.

(b)	The Issuer has taken necessary action to commence implementing the Environmental and Social Action Plan including the preparation of the Environmental and Social Management Plan.

(c)

The Environmental and Social Management Plan contains summary descriptions of the environmental aspects of the Project Assets and the development and operation of the Project as currently conducted and as proposed to be conducted throughout the period commencing on the Signing Date and continuing until the Project Termination Date.

24.19	No Other Business or Assets

(a)

Save as expressly set out in this Project Debt Programme, the Issuer has not undertaken any trading activity or business since the date of the Investment Agreement, other than in connection with the implementation and conduct of the Project and the Non-Project Operations in relation to the Kassandra Mines in accordance with and as permitted under the Investment Agreement.

(b)

To the best knowledge and belief of the Issuer, Greek Nurseries S.A. has no trading activity or business other than activities pertaining to forestry and planting relating to: (i) the cultivation, production, supply, marketing and disposal of all kinds of plants, trees, flowers, potting soil, fertilizers and any related activity; or (ii) the supply and trading of all kinds of related items and materials.

24.20	Ownership of Shares

(a)

The Sponsor indirectly holds 100% of the Share Capital in the Initial Shareholder and indirectly holds 100% of ownership and Control in the Issuer, in each case, except as permitted by Clause 31 (Permitted Share Transfers).

(b)	The Initial Shareholder directly holds 100% of ownership and Control in the Issuer, in each case, except as permitted by Clause 31 (Permitted Share Transfers).

(c)	Other than the Disclosed Subsidiary, the Issuer does not have any Subsidiaries.

(d)	The shares of the Issuer are fully paid and not subject to any option to purchase or similar rights.

24.21	Pari Passu Ranking

The Transaction Security has or will have the ranking in priority which it is expressed to have in the Security Documents or the Intercreditor Agreement to which it is a party and it is not subject to any prior ranking or pari passu ranking Security Interest.

24.22	Security

(a)

Subject to the Legal Reservations, the Transaction Security constitutes legal, valid and enforceable Security Interest over the assets described in the relevant Security Document and has the rank and priority set out in the relevant Security Document and the Intercreditor Agreement.

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(b)

All actions and documents required to perfect the security created by the Security Documents have been or shall be, duly performed, executed and delivered and the security created by the Security Documents constitutes or will, upon completion of any filing, registration and/or notice requirements (as applicable) required to be carried out in accordance with Clause 4 (Conditions of Subscription) as applicable, constitute perfected security on all the assets described in the Security Documents as being charged thereby.

24.23	Taxes

(a)	The Issuer, and to the Issuer’s knowledge the Disclosed Subsidiary, has, in respect of the Project:

(i)	filed all Tax returns required to be filed by it;

(ii)

paid or discharged all material Taxes and governmental charges due and payable by it on or before the due date except those which are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with IFRS; and

(iii)	complied in all material respects with all other Tax laws of its jurisdiction of incorporation,

in each case, except where failure to file, pay, discharge or comply would not reasonably be expected to result in a tax liability exceeding Euros five million (€5,000,000) (indexed) in aggregate.

(b)	The Issuer is resident for Tax purposes only in Greece.

24.24	Social Security Contributions

The Issuer as an employer has, in respect of the Project:

(a)	fully paid all social security contributions owed or due to any social security or pension fund, organisation, body or legal entity in Greece;

(b)	procured the filing by it of all social security and information returns that are required to be filed by it in its jurisdiction of incorporation;

(c)	complied in all material respects with all applicable laws relating to social security and applicable to the Issuer as to the social security of its employees of its jurisdiction of incorporation;

(d)

no overdue and unsettled debts against the Greek State, the Uniform Social Insurance Institution (in Greek: “ΕΦΚΑ”) or other social security funds or organizations the claims of which are granted preferential treatment or satisfaction in case of enforcement in accordance with the applicable legislation, other than those being contested in good faith or where such payment can be lawfully withheld; and

(e)	no material litigation, arbitration or administrative proceedings are pending or threatened against it with any governmental social security public body,

in each case, except where failure to do so would not reasonably be expected to have Material Adverse Effect.

24.25	Insurances

(a)

The Insurances and Reinsurances (if any) required to be in place in accordance with Schedule 9(Insurances)have been placed and are in full force and effect including payment of all premiums due to be paid in the manner and to the extent required by Clause 29.6 (Insurances).

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(b)	The Issuer is in full compliance with all of its material obligations under the Insurances under which it is an insured party.

(c)

The Issuer has not received any notification from its Insurers or the Reinsurers (if any) that the relevant Insurer’s or Reinsurer’s (if any) liability under or in connection with the Insurances or Reinsurances (if any) has been reduced or avoided, nor is it aware of any reason which any Insurance or Reinsurance (if any) may be terminated or why any of its Insurers or Reinsurers may refuse to pay a claim when made provided that where such reduction, avoidance or termination would reasonably be expected to have a Material Adverse Effect.

24.26	Corrupt Practices

(a)

Neither the Issuer, nor to the Issuer’s knowledge, any Obligor has committed or engaged in any Corrupt Practice which has been, on which is likely to be, found by a court of competent jurisdiction to constitute an offence under applicable Corrupt Practice Laws.

(b)

Neither the Issuer, nor to the Issuer’s knowledge, any Obligor has offered, given or agreed to give to any person employed by or on behalf of any competent authority, any improper, dishonest or unlawful gift, commission or consideration.

24.27	No Insolvency

No corporate action, legal proceedings or other procedures or steps have been taken or are threatened against the Issuer for its bankruptcy, winding-up, dissolution, administration, rehabilitation or re-organisation or for the appointment of a receiver, administrator, administrative receiver, trustee, manager, bankruptcy trustee or similar officer of it or of any or all of its assets or revenues.

24.28	Labour Laws

The Issuer has not, in connection with the Project, breached any labour law or labour regulation which breach has or would reasonably be expected to have a Material Adverse Effect.

24.29	Issuer Accounts

As of Financial Close, the Issuer does not hold any bank accounts other than:

(a)	the Issuer Accounts; and

(b)	such other accounts held with the prior consent of the Facilities Agent (acting on the instructions of the Majority Bondholders),

provided that:

(i)	the Issuer shall have sixty (60) Business Days from the Signing Date to deliver evidence to the satisfaction of the Facilities Agent that the Pre-Existing Accounts have been closed; and

(ii)

no amounts may be transferred from an Issuer Account to any Pre-Existing Accounts, with the exception that amounts may be transferred from the Non-Project Equity Account or the Non-Project Operations Account to pay the reasonable salaries of existing employees to the extent that there are insufficient funds in the Pre-Existing Accounts and provided that funds in the Pre-Existing Accounts are applied in the ordinary course of business.

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24.30	Financial Statements

(a)	The Issuer’s most recent audited financial statements were prepared in accordance with IFRS.

(b)

The Issuer’s most recent audited financial statements represent a true and fair view in all material respects of the Issuer’s consolidated financial condition as at the date issued and were prepared in good faith and with due care on the basis of recent historical information and assumptions believed by the Issuer to be reasonable on the date they were prepared.

(c)	The Issuer’s most recent audited financial statements have been made available on the website of the Commercial Registry (GEMI), pursuant to paragraph 5 of Article 60 of the Company Law.

24.31	Compliance with Laws

Neither the Issuer nor the Disclosed Subsidiary has, in connection with the Project, breached any law or regulation which breach has or would reasonably be expected to have a Material Adverse Effect.

24.32	Anti-Terrorism Laws

Neither the Issuer, any Obligor nor to the Issuer’s knowledge, any Material Project Party is named on a Sanctions List in connection with terrorism, or is owned or controlled by a person named on a Sanctions List in connection with terrorism.

24.33	Sanctions

(a)	Neither the Issuer, nor to the Issuer’s knowledge, any Obligor:

(i)

is using or will use the proceeds of the Project Debt Programme in any manner that would result in a violation of Sanctions including for the purpose of financing or making funds available to any person or entity which is a Sanctioned Entity; or

(ii)

is contributing or will contribute or otherwise make available the proceeds of the Project Debt Programme to any other person or entity for the purpose of financing the activities of any person or entity which is a Sanctioned Entity, to the extent such contribution or provision of proceeds would currently be prohibited by Sanctions or would otherwise cause any Party to be in breach of Sanctions.

(b)	Neither the Issuer, nor to the Issuer’s knowledge, any Material Project Party, any Obligor, or any Affiliate of an Obligor:

(i)	nor, any director or officer of such party, is a Sanctioned Entity; or

(ii)	has been or is targeted under any Sanctions or has violated or is violating any applicable Sanctions.

24.34	Illicit Origin

No funds invested in the Share Capital of any Obligor by way of Equity Contributions or otherwise are, to the Issuer’s knowledge, having made due and careful enquiry, of Illicit Origin.

24.35	No Immunity

(a)

The Transaction Documents to which the Issuer is a party, and the Issuer’s exercise of its respective rights and performance of its obligations thereunder, constitute private and commercial acts done and performed for private and commercial purposes.

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(b)

Neither the Issuer nor any of its material property enjoys any right of immunity from set-off, judgment, attachment, suit or execution in respect of its assets or its obligations under any Transaction Document to which it is a party.

24.36	Centre of Main Interests and Establishments

The “centre of main interests” (as that term is used in Article 3(1) of Regulation (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings (recast)(“Insolvency Regulation”)) of the Issuer is situated in Greece and it has no “establishment” (as that term is defined in Article 2(10) of the Insolvency Regulation) (“Establishment”) in any other jurisdiction.

24.37	Use of Proceeds

The proceeds of all Issuances have been and will be used exclusively for the purpose specified in Clause 3.1 (Use of proceeds).

24.38	Eligible Investment

(a)

No events and circumstances have occurred that affect the eligibility of the Eligible Investment in relation to all the elements and pillars examined by the Evaluator and/or its compatibility with the state aid framework, as initially audited with the Audit Report and/or that alter any of its other findings.

(b)	The Eligible Investment does not relate to Excluded Activities.

(c)	The Issuer itself does not fall under any of the cases of Article 6(1)(a) of the Ministerial Decision on the Terms and Conditions for the granting of Loans.

(d)	The Issuer itself falls under at least one of the cases of Article 6(1)(c) of the Ministerial Decision on the Terms and Conditions for the granting of Loans.

(e)	The Investment Plan does not fall under any of the ineligible activities and assets listed in case II of Article 6 of the Ministerial Decision on the Terms and Conditions for the granting of Loans.

(f)	The Project RRF Loans do not constitute state aid, for the granting, terms and conditions of which the General Block Exemption Regulation applies.

(g)	According to the Audit Report, the interest rate applicable to Series Project RRF Bonds is or will be equal to the reference rate and therefore, does not constitute state aid.

(h)	The Issuer is fully aware of the terms of the Invitation of the Banks and it acknowledged and accepted the benefit of its co-financing through the RRF Funds.

(i)	The Issuer fulfils, and will continue to satisfy throughout the term of the Project Debt Programme, the Eligibility Criteria, of which it declares to be fully aware prior to the conclusion hereof.

(j)

The Issuer declares that the Project Debt Programme, its purpose and use, as well as the legal entity of the Issuer and its activity and these terms fully comply with all the Eligibility Criteria and the RRF Legal Framework.

(k)

To the best of the Issuer’s knowledge, the Evaluator neither has nor ever had in the past any involvement in the study, structure, preparation and/or evaluation of the Investment Plan on behalf of the Issuer, nor any shareholding or other control relationship with the Issuer.

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25.	INFORMATION UNDERTAKINGS

25.1	Construction Report

(a)

The Issuer shall deliver to the Facilities Agent (with a copy to the LTA) a Construction Report on a monthly basis during the period from Financial Close until Project Completion. Each Construction Report shall be delivered by the Issuer within thirty (30) days of the end of each month.

(b)	To the extent reasonably available, the Issuer shall ensure that each Construction Report contains or encloses details of:

(i)	actual expenditure for the relevant month;

(ii)	total actual expenditure since the Signing Date;

(iii)	actual progress on construction for the relevant month;

(iv)	total actual progress on construction since the Signing Date and a comparison of that progress against the scheduled construction programme;

(v)	forecast expenditure for each quarter until Project Completion;

(vi)

any claim or request for extension of time which would cause delay of forty-five (45) days or more to the scheduled construction progress or additional costs of Euros five million (€5,000,000) (indexed) under any Material Construction Contract, the status of any such claim or request and the Issuer’s response thereto;

(vii)	any loss of, or damage to, any Project Assets which is reasonably likely to result in an economic impact in excess of Euros one million (€1,000,000) (indexed);

(viii)

any material delay to the works or any extensions of time granted by the Issuer to any party carrying out construction related activities under any Material Project Document exceeding thirty (30) days; and

(ix)	any delay liquidated damages which have been paid to or received by the Issuer under the Material Project Documents.

25.2	Quarterly LTA Construction Progress Report

The Issuer shall provide all information and assistance reasonably requested by the LTA to assist it in preparing its quarterly Construction Progress Report. The Facilities Agent shall request the LTA to provide a copy of each Construction Progress Report to the Issuer at the same time that it is provided to the Facilities Agent after each Quarter Date.

25.3	Operating Report

(a)

The Issuer shall prepare and deliver to the Facilities Agent and the LTA, an Operating Report on a semi-annual basis during the period on and from Project Completion to the Maturity Date. Each Operating Report shall be delivered by the Issuer within thirty (30) days after the end of each Calculation Date to occur after Project Completion.

(b)	To the extent reasonably available, the Issuer shall ensure that each Operating Report contains or encloses details of:

(i)	the actual performance and production of the Project (including actual Project Production) for the preceding twelve (12) months;

(ii)	the forecast performance and production of the Project for the next twelve (12) months;

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(iii)	actual expenditure for the preceding twelve (12) months;

(iv)	forecast expenditure for the next twelve (12) months;

(v)	any unscheduled stoppage or disruption to mining or production at the Project which lasts for more than five (5) consecutive days; and

(vi)	any loss of, or damage to, any Project Asset(s) which is reasonably likely to result in an economic impact in each case in excess of one million Euros (€1,000,000) (indexed); and

(vii)	until construction of the Underground Mine is complete, details of:

(A)	the progress of the construction of the Underground Mine; and

(B)	the associated actual expenditure for the preceding twelve (12) months; and

(C)	the associated forecast expenditure for the next twelve (12) months (as applicable).

25.4	Environmental and social monitoring report

The Issuer shall promptly (and in any event within thirty (30) days after the end of each Calculation Date) in respect of the period from Financial Close until the Maturity Date provide a monitoring report (in the form substantially agreed between the Issuer and the Facilities Agent (acting reasonably based on the advice of the LTA)) updating progress as against the Environmental and Social Management Plan and the Environmental and Social Action Plan in relation to the Kassandra Mines, and in respect of any corrective action plan provided pursuant to Clause 25.10(d) (Environmental and Social Matters), and provide such documents, evidence or other information as are reasonably requested by the LTA to assist it to verify the information contained therein.

25.5	Site Visits

The Issuer shall use reasonable endeavours to procure that:

(a)	from Financial Close until Project Completion, the LTA may attend a quarterly Site visit in connection with its preparation of its quarterly construction report;

(b)

in accordance with paragraph 5 of Schedule 11(Completion Tests) on or around any Production and Efficiency Test Period (as defined in Schedule 11 (Completion Tests) and again on satisfaction of such Completion Test, the LTA undertakes a Site visit;

(c)	following Project Completion until the Maturity Date, the LTA may undertake an annual Site visit; and

(d)

whenever an audit is requested by the Facilities Agent or/and a Competent Authority in order to certify that the Issuer has in place and has adopted adequate and acceptable methods, systems and procedures ensuring the compliance of its activity and the Eligible Investment with the applicable national, European and international legislation, the LTA shall be allowed to proceed to undertake a Site visit upon reasonable prior notice, in each case, access to the Site, the Project Assets shall be given in accordance with Clause 29.7 (Books and Records and Access to Site).

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25.6	Financial Statements

The Issuer shall supply to the Facilities Agent:

(a)	as soon as they become available, but in any event within ninety (90) days after the first half of each relevant Financial Year, a copy of the Issuer’s semi-annual management accounts; and

(b)

as soon as they become available, but in any event within one-hundred and eighty (180) days after the end of each relevant Financial Year, a copy of the Issuer’s audited financial statements for such Financial Year.

25.7	Requirements as to Financial Statements

(a)

Each set of financial statements delivered by the Issuer pursuant to Clause 24.30 (Financial Statements) shall be certified by an authorised signatory of the Issuer as complying with the requirements in paragraph (b) below.

(b)	The Issuer shall ensure that its financial statements delivered under Clause 24.30 (Financial Statements):

(i)	are prepared in accordance with IFRS;

(ii)

present fairly in all material respects the Issuer’s financial condition as at the date to which they were drawn up and the results of its operation for the period ending on that date in conformity with relevant legislation and IFRS; and

(iii)	in the case of the annual audited financial statements, the corresponding auditor’s opinion does not contain any material qualifications.

(c)

The Issuer shall procure that each set of its financial statements delivered pursuant to Clause 24.30 (Financial Statements) is prepared using accounting practices and financial reference periods consistent with those applied in the preparation of the Initial Financial Statements unless, in relation to any set of financial statements, it notifies the Facilities Agent that there has been a change in IFRS, the accounting practices or reference periods and it, or its auditors, delivers to the Facilities Agent:

(i)	a description of any change necessary for those financial statements to reflect the IFRS, accounting practices and reference periods upon which its Initial Financial Statements were prepared; and

(ii)

sufficient information, in form and substance as may be reasonably required by the Facilities Agent, to enable the Finance Parties to determine whether Clause 26 (Financial Undertakings) has been complied with and to make an accurate comparison between the financial position indicated in those financial statements as against the Initial Financial Statements.

(d)

Any reference in this Project Debt Programme to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Initial Financial Statements were prepared.

(e)

If an auditor’s opinion corresponding to any of the Obligor’s audited financial statements (if any) includes any material qualifications, upon the request of the Facilities Agent, the Issuer will arrange a meeting with such Obligor’s auditors (at the expense of, and in the presence of, the Issuer and the relevant Obligor (at such Obligor’s election)) to discuss with those auditors the questions which the Facilities Agent (acting reasonably) wishes to raise in connection with the financial position of that Obligor.

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25.8	Notification of Event of Default

The Issuer shall promptly notify the Facilities Agent as soon as it becomes aware of a breach of obligations of the Shareholder or the Issuer under the Finance Documents has occurred, describing the nature thereof and the action it proposes to take with respect thereto.

25.9	Issuer Compliance Certificates

(a)

On and from the First Repayment Date, the Issuer shall supply to the Facilities Agent together with a Base Case Financial Model provided to the Facilities Agent pursuant to Clause 23.5(c) (General requirements as to the preparation of the Base Case Financial Model and Budgets), an Issuer Compliance Certificate calculated as of such Calculation Date, indicating, inter alia, compliance on the relevant Calculation Date with each of the ratios set forth in Clause 26.1 (Financial Covenant Ratios) and, if on the relevant Calculation Date, the Issuer made a transfer to the Distributions Account and/or if a payment otherwise became due pursuant to Clause 7.11 (Mandatory Prepayment – Cash Sweep), the notice shall also set out the amount of Excess Cash, the amount of the payment required pursuant to Clause 7.11 (Mandatory Prepayment – Cash Sweep) and, if applicable, the amount transferred to the Distributions Account, together with details of the same.

(b)

With each Issuer Compliance Certificate delivered in accordance with paragraph (a) above, the Issuer will deliver such information concerning the calculations and assumptions used by the Issuer in preparing such Issuer Compliance Certificate as the Facilities Agent may require (acting reasonably), including such information set out in the pro forma Issuer Compliance Certificate in Part A (Form of Issuer Compliance Certificate) of Schedule 7 (Issuer Certificates).

(c)	The Issuer shall prepare each Issuer Compliance Certificate in such a manner so as to ensure that:

(i)

 the Issuer Compliance Certificate is prepared using the current Base Case Financial Model and is based on the Assumptions determined in accordance with paragraphs (a) to (f) of Clause 23.1 (Initial Base Case Financial Model and Annual Updates);

(ii)	the Issuer Compliance Certificate calculates tax payments on the basis of applicable legislation and practice in force at the time of preparation of the Issuer Compliance Certificate; and

(iii)	the Issuer Compliance Certificate takes into account the terms of the Transaction Documents in preparing estimates of income and expenditure.

(d)

On the date that an Issuer Compliance Certificate issued in connection with the relevant Base Case Financial Model, the Issuer shall procure its auditors to confirm the calculation of the financial covenants set out in such Issuer Compliance Certificate and the Issuer Compliance Certificate that was submitted with respect to the first half of the preceding Financial Year.

25.10	Environmental and Social Matters

Promptly upon becoming aware of them, the Issuer shall provide to the Facilities Agent:

(a)

details of any suspension, revocation, cancellation or annulment of any material Environmental or Social Permit that is required for the Issuer for the Project, in each case unless the Issuer is contesting such suspension, revocation, cancellation or annulment in good faith and is permitted to continue relying on the Environmental or Social Permit while it is contested;

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(b)	details of any event resulting in the release or discovery of any material Environmental Contaminant on the Site;

(c)	details of any material breach of the Environmental and Social Management Plan in connection with the Project;

(d)	details of any material breach of the ESAP; and

(e)

a corrective action plan in compliance with applicable Environmental Laws and applicable Social Laws, if requested by the Facilities Agent (acting on the advice of the LTA), in response to any of the events or circumstances described in paragraphs (a) to (d) above.

25.11	Insurance Report

On and from Financial Close, the Issuer shall make reasonable endeavours to procure that the LIA delivers to the Facilities Agent an updated insurance report as soon as available and in any event no later than one (1) month after the anniversary of the previous insurance report.

25.12	Miscellaneous Information

(a)	The Issuer shall supply to the Facilities Agent:

(i)

promptly upon becoming aware of them, details of any material litigation, arbitration, regulatory or administrative proceedings (including any material Environmental or Social Claim) which are current or pending against or involving the Project, or to the knowledge of the Issuer, for so long as it is an Obligor, the Shareholder, which if adversely determined would be reasonably likely to have a Material Adverse Effect;

(ii)

promptly upon becoming aware of them, in relation to the Project, details of any material Environmental and Social Incident and Environmental and Social Accident, including the nature of such material Environmental and Social Incident and Environmental and Social Accident, the on-site and off-site of the Project impacts of such Environmental and Social Incident and Environmental and Social Accident and the actions the Issuer is taking or proposes to take in order to address such impacts;

(iii)

as soon as they are available, copies of notices from any regulatory body, court, organisation or other person having binding authority over the Issuer prohibiting, suspending, varying or requiring halting of any activity or process on the Project or Non-Project Operations;

(iv)	as soon as they are available, copies of any Material Project Documents entered into after Financial Close or not otherwise provided pursuant to Clause 4.1 (Initial Conditions Precedent);

(v)	promptly, upon becoming aware, the details of any Change of Control;

(vi)	promptly, details of any material changes to the Life of Mine Plan;

(vii)

promptly and if permitted by law, upon becoming aware of them, details of any information it has received or otherwise becomes aware having made reasonable enquiries regarding any violation of Clauses 24.32 (Anti-Terrorism Laws), 24.33 (Sanctions) and 24.34 (Illicit Origin);

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(viii)	as soon as they are available and if requested by the Facilities Agent, a copy of the latest audited financial statements of the Disclosed Subsidiary;

(ix)

promptly at the end of each Quarter Date, a report setting out the date and the amount of the VAT Refunds received during the quarter period ending on such Quarter Date, the details of the VAT Refund Set-Off Amounts applicable to such period and the allocation of such applicable amounts to the Project;

(x)	promptly, any other information requested by the Facilities Agent or any Bondholder in relation to any Default which may, in the Facilities Agent’s opinion, have occurred;

(xi)

as soon as they are available, details of any material notice given or received by the Issuer under any Material Project Document, including any notice with respect to the occurrence of any force majeure event or delay event (howsoever described) under any Material Project Document which is reasonably likely to result in an adverse economic impact on the Issuer under that Material Project Document in excess of Euros two-million, five-hundred thousand (€2,500,000) (indexed);

(xii)

promptly upon becoming aware of them, details of any loss of, or damage to, any material asset(s) of the Issuer which is reasonably likely to result in an adverse economic impact in excess of Euros one million (€1,000,000) (indexed); and

(xiii)	promptly upon becoming aware of them, details of the occurrence of any material default under the Material Project Documents.

(b)

The Issuer shall deliver the information contemplated by paragraph (a) above promptly upon becoming aware of the relevant matter or, as the case may be, promptly upon receipt of the relevant notice, claim or communication, or request by the Facilities Agent.

(c)	The Issuer will notify the Facilities Agent of the imposition of, or any material change in the assessment of, any Tax to which it is subject.

(d)	The Issuer shall promptly provide such information as is reasonably requested by the Facilities Agent, from time to time, in respect of the Non-Project Operations.

25.13	Insurance Information

The Issuer shall supply to the Facilities Agent:

(a)	as soon as practicable upon becoming aware of the occurrence of, or the reasonably likely occurrence of, the relevant event and details as to any:

(i)	material disputes with any of the Insurers or Reinsurers (if any) in relation to any of the Insurances or Reinsurances (if any) respectively;

(ii)	failure to pay any insurance and/or reinsurance premium as and when required that is reasonably likely to result in the cancellation of any Insurance or Reinsurances (if any);

(iii)	act or omission or any event of which it has knowledge which may have a material impact on the cover provided under the Insurances or Reinsurances (if any);

(iv)

downgrading of an Insurer’s or Reinsurer’s (if any) rating below A- by Standard and Poor’s or A3 by Moody’s Investor Services Limited or an equivalent rating from another internationally recognised rating service;

(v)	failure to comply with the Issuer’s obligations under Clause 29.6 (Insurances), in each case stating the reasons therefor;

(vi)

notices received from any Insurer or Reinsurer (if any) with respect to the cancellation of or proposed cancellation of any Insurance or Reinsurance (if any) (and in the case of the notification of such details, stating the reasons therefor); and

(vii)	claims or circumstances which will give rise to a claim, or a series of claims, in relation to the Insurances in excess of Euros two million five hundred thousand (€2,500,000) (indexed);

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(b)

promptly upon becoming aware of such changes, and when possible, no later than thirty (30) days prior to any such changes becoming effective, details of any material changes which are proposed to be made to the terms of the Insurances and/or Reinsurances (if any) and which, if effected, would result in any material reduction in limits or coverage (including those resulting from extensions) or in any increase in deductibles, exclusions or exceptions or would result in termination, cancellation, suspension or expiry of any of the Insurances and/or Reinsurances (if any) so that they no longer comply with the requirements of Schedule 9 (Insurances); and

(c)

upon written request by the Facilities Agent in each case, certified copies of all policies, cover notes, certificates, endorsements, renewal receipts and confirmation of renewal and payment of premiums in respect of the Insurances and/or Reinsurances (if any) and any other information which may be required for the LIA to prepare a report or certificate to be delivered to the Facilities Agent.

25.14	“Know Your Customer” Checks

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the Signing Date;

(ii)	any change in the status or ownership of an Obligor after the Signing Date; or

(iii)	a proposed assignment or transfer by a Bondholder of any of its rights and obligations under this Project Debt Programme to a party that is not a Bondholder prior to such assignment or transfer,

obliges the Facilities Agent or any Finance Party (or, in the case of paragraph (a)(iii) above, any prospective new Bondholder) to comply with “know your customer requirements” or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Facilities Agent or any Finance Party supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facilities Agent (for itself or on behalf of any Finance Party) or any Finance Party (for itself or, in the case of the event described in paragraph (a)(iii) above, on behalf of any prospective new Bondholder) in order for the Facilities Agent, such Finance Party or, in the case of the event described in paragraph (a)(iii) above, any prospective new Bondholder to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b)

Each Finance Party shall promptly upon the request of the Facilities Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facilities Agent in order for it to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

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(c)

The Facilities Agent may request, at any other time (for a reason other than those specified in paragraphs (a)(i) to (a)(iii) above), but no more than once per year, such documentation and other evidence as is reasonably requested by the Facilities Agent (for itself or on behalf of any Finance Party) in order to carry out and be satisfied that it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

25.15	Calculation Notice

(a)	The Issuer shall deliver to the Facilities Agent:

(i)	a draft projected Calculation Notice no later than fifteen (15) Business Days prior to each Calculation Date; and

(ii)	a final Calculation Notice no later than two (2) Business Days prior to each Calculation Date.

(b)

The Parties agree that, on each Calculation Date on and following the Repayment Date, the Issuer shall pay for the amounts specified in the relevant Calculation Notice (if any) in respect of the amounts that will become due pursuant to Clause 7.11 (Mandatory Prepayment – Cash Sweep). If any Issuer Compliance Certificate issued in respect of the relevant Calculation Date subsequently shows that the amount the Issuer should have paid pursuant to Clause 7.11 (Mandatory Prepayment – Cash Sweep) was greater than the amount specified in the relevant Calculation Notice, the difference shall immediately be due and payable by the Issuer in priority to all other payments together with any default interest arising under Clause 9.3 (Default Interest) accruing from the relevant Calculation Date and Break Costs, if applicable.

25.16	Technical Mitigant Outputs

The Issuer shall perform the following studies by such time and in such manner that they do not cause any delay to achieving Project Completion by the initial Longstop Date set at the Signing Date:

(a)	stress-test the underground schedule of the Project, costs, and cash flow model with a lower stope height by considering a more conservative underground mine design and schedule;

(b)

complete geo-metallurgical variability test work in relation to the Project to understand the relationship between various head grades and recoveries, and, if necessary, adjust recoveries used in the life-of-mine plan and cashflow model;

(c)

complete a geo-technical investigation program in relation to the Project for the design of the low grade embankment, mine water ponds and waste dump foundations, and use the acquired data and interpreted parameters to advance the basic engineering;

(d)

complete a construction staging design exercise in relation to the integrated extractive waste management facility for the Project as part of basic engineering to ensure that the schedules and costs can be achieved; and

(e)

complete a feasibility study level design of the reinjection system supported by on-going site test data, and conduct further investigation to confirm permeability and amenability of the Project’s water re-injection system at proposed well locations.

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26.	FINANCIAL UNDERTAKINGS

26.1	Financial Covenant Ratios

The Issuer shall ensure that, on and from the First Repayment Date:

(a)	on any relevant Calculation Date, the Historic Debt Service Cover Ratio for the Calculation Period ending on that Calculation Date is not less than 1.15x;

(b)	on any relevant Calculation Date, the Leverage Ratio for the Calculation Period ending on that Calculation Date is not greater than 3.50x;

(c)	on any relevant Calculation Date, the Loan Life Cover Ratio on that Calculation Date is not less than 1.20x; and

(d)

at all times on and from Financial Close and on each relevant Calculation Date, the Reserve Tail Ratio on that Calculation Date and any future Calculation Date until the Maturity Date is at least the Minimum Reserve Tail Ratio.

26.2	Financial Testing

The financial covenants set out in paragraphs (a) to (d) of Clause 26.1 (Financial Covenant Ratios) shall be calculated in accordance with IFRS and tested by reference to the Base Case Financial Model and the Assumptions and shall be confirmed by the Issuer under each Issuer Compliance Certificate delivered pursuant to paragraphs (a) to (c) of Clause 25.9 (Issuer Compliance Certificates).

27.	POSITIVE UNDERTAKINGS - ISSUER

27.1	Purpose

The Issuer shall only use the proceeds of the Project Bonds for the purpose specified in Clause 3.1 (Use of proceeds).

27.2	Compliance with Laws

The Issuer shall comply in all material respects with all applicable laws and regulations to which it or the Project is subject, including Environmental Laws and Social Laws, where failure to do so would be reasonably likely to have a Material Adverse Effect.

27.3	Pari Passu

The Issuer shall ensure that its payment obligations under this Project Debt Programme and each other Finance Document to which it is a party rank at least pari passu in right of payment with all of its other present and future unsecured and unsubordinated indebtedness, other than any such indebtedness which is preferred by mandatory provisions of applicable law.

27.4	Property

The Issuer shall, and shall ensure that the Disclosed Subsidiary shall, maintain and preserve, (and where appropriate, promptly renew, as the case may be, in a timely manner), all of its ownership, leases, uses, licences and other interests in the Project Assets as are necessary for the Issuer to develop and operate the Project in accordance with Good Industry Practice.

27.5	Taxes and Judgments

(a)	The Issuer shall at all times:

(i)	file all tax returns required to be filed by it in its jurisdiction of incorporation;

(ii)

promptly pay all Taxes and other governmental charges when due and payable and promptly pay and discharge any amounts payable pursuant to any judgment or order when due and payable (or within applicable grace periods permitted by law) (unless any final judgment or order for payment of such Taxes has been made) other than in respect of those Taxes which are being diligently contested by it in good faith by appropriate proceedings and for the payment of which adequate reserves have been provided in accordance with IFRS;

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(iii)	to the extent that any Taxes are not immediately due and payable, provide adequate reserve for the payment of those Taxes in accordance with IFRS;

(iv)

ensure that no material Tax losses belonging to it or tax reliefs available to it are surrendered, waived or otherwise disposed of (other than to its Affiliates) without the Facilities Agent’s prior written consent; and

(v)	apply all Tax credits, losses, reliefs or allowances in the manner and to the extent they were taken into account in the Base Case Financial Model,

where non-compliance with this paragraph (a) would be reasonably likely to result in a tax liability exceeding Euros five million (€5,000,000) (indexed) in aggregate.

(b)	The Issuer will maintain its tax residence in its jurisdiction of incorporation and will not carry on any trade through a permanent establishment outside of such jurisdiction.

27.6	VAT Reimbursement

(a)	The Issuer shall:

(i)

submit to the relevant Competent Authority within the time periods prescribed by such Competent Authority, each application for VAT Refund in relation to all Refundable VAT that the Issuer is entitled to recover, to ensure timely payment by the Competent Authority of VAT Refunds and/or the application of the VAT Refund Set-Off Amounts (as applicable) due and payable for each month in relation to the Refundable VAT in such month; and

(ii)

promptly following such submission of such application for VAT Refund, until the Series Project VAT Bonds have been repaid in full, deliver to the Facilities Agent a copy of such VAT Refund or VAT Refund Set-Off Amount request, together with supporting documentation and evidence that it has been duly submitted.

(b)	The Issuer shall also submit to the Facilities Agent copies of any VAT periodical return forms (in Greek “περιοδικές δηλώσεις ΦΠΑ”) that it submits to the Competent Authority.

27.7	Security Interest

On and from Financial Close, the Issuer shall maintain and preserve the Security Interests created by the Security Documents and the priority of such interests except where the priority of such interests is affected by Security Interests mandatorily preferred by operation of law that apply to companies generally.

27.8	Ownership and Voting

(a)	The Issuer shall procure that the:

(I)

the Sponsor indirectly holds 100% of the Share Capital in the Initial Shareholder and indirectly holds 100% of ownership and Control in the Issuer, in each case, except as permitted by Clause 31 (Permitted Share Transfers).

(ii)	the Initial Shareholder directly holds 100% of the Share Capital except as permitted by Clause 31 (Permitted Share Transfers).

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(b)

The Issuer shall not issue any shares other than where the Issuance of such shares is in relation to a transaction permitted by Clause 31 (Permitted Share Transfers) or where the shares are issued to a Shareholder and subject to the Issuer Share Pledge.

(c)	The Issuer shall notify the Facilities Agent promptly (and in any case within two (2) Business Days) of becoming aware of any transfer of the Share Capital of the Initial Shareholder or the Issuer.

(d)

The Issuer shall not vote for any proposal with respect to its share in Greek Nurseries S.A. that would support a change in the nature of any trading activity or business by Greek Nurseries S.A. from that which is described in Clause 24.19(b) (No Other Business or Assets).

27.9	Anti-corruption

(a)	Notwithstanding the generality of Clause 27.2 (Compliance with Laws), the Issuer shall procure that each Obligor shall:

(i)	comply with Corrupt Practices Laws and Anti-Money Laundering Laws;

(ii)	not (and shall procure that none of its directors, officers or legal representatives) commit any Corrupt Practice; and

(iii)

maintain in place its own policies and procedures which are designed to ensure compliance with this Clause 27.9 that are consistent with the current international good industry practice standards, designed to detect and prevent any Corrupt Practice and covering each of the Obligors, and its respective directors, officers, employees, third parties acting on behalf of each of the Obligors and each of the Obligors’ interaction with counterparties to material contractual arrangements with respect to the Project.

(b)

The Issuer shall promptly and if permitted by law notify the Facilities Agent of any breach of Clause (a) above of which it becomes aware and shall co-operate with the Facilities Agent and provide the Facilities Agent with all information that is reasonably requested by the Facilities Agent for the purpose of assessing the Finance Parties’ liability under Corrupt Practices Laws or Anti-Money Laundering Laws arising in connection with any such breach.

27.10	Eligible Investment

(a)

The Issuer shall inform the Facilities Agent of any change in the elements and details of the Eligible Investment, including information on the compliance of the Eligible Investment with the Eligibility Criteria and in general with the terms and conditions of the Ministerial Decision on Eligibility Criteria, the Ministerial Decision on the Terms and Conditions for Granting Loans and any other applicable provisions of Greek or European legislation, the Invitation of the Greek State and the Invitations of the Banks.

(b)

The Issuer shall comply with the ‘do no significant harm’ principle, as set out in Articles 3 and 17 of Regulation (EU) 2020/852, shall cause no significant harm to the objectives set out in Article 9 of the above Regulation and shall comply with the provisions of the Commission’s Communication on technical guidance on the application of ‘do no significant harm’ under the RRF Regulation.

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(c)	The Issuer shall not receive any financing from any other European Union programmes and instruments for the same Eligible Costs financed by Finance Documents.

(d)	The Issuer shall operate, manage and exploit in its own name the Eligible Investment throughout the term of the Project Debt Programme.

(e)	The Issuer shall ensure that the Eligible Investment does not relate to Excluded Activities.

(f)

The Issuer shall provide sufficient information and take all necessary and appropriate publicity measures in accordance with the provisions of the RRF Regulation, Regulation 2018/1046 of the European Parliament and of the Council of 18th July 2018 and in general the applicable European and national legislation, in order to adequately and appropriately show that the Eligible Investment is implemented with RRF Funds.

(g)	In particular, the Issuer shall, in relation to the Project:

(i)

display the Greece 2.0 visual identity, consisting of the EU emblem in combination with the appropriate funding statement “Funded by the European Union – NextGenerationEU” and the National Recovery and Resilience Plan “Greece 2.0” logo, on all communication, information and promotion activities implemented by the Issuer in any form (either printed, audio-visual or electronic) and in all communication and information material (printed, audio-visual, online etc.) produced by the Issuer for the Eligible Investment or the Eligible Actions. Also, for actions that include written text, such as press releases, action guides or brochures, in addition to the emblems, there shall also be a verbal reference to the funding within the text. For guidance on how to implement the respective signs, the Issuer shall follow the provisions of the Annex of the “Greece 2.0 National Recovery and Resilience Plan Communication Guide” prepared by the Recovery and Resilience Facility Agency;

(ii)

include on its official professional website, if any, and on its professional social media accounts, if any, a short description of the Eligible Action and of the Eligible Investment implemented and note the funding from the European Union;

(iii)

given that the Eligible Investment is a project/action related to a tangible investment, the total cost of which exceeds Euros five hundred thousand (€500,000), the Issuer is obliged to put a signboard or panel made of durable material and visible to the public when the physical implementation of the Eligible Investment begins. The signboard/plate shall include the EU emblem with the statement “Funded by the European Union – NextGenerationEU” and the National Recovery and Resilience Plan “Greece 2.0” logo. For guidance on how to implement the respective signs, the Issuer shall follow the provisions of the Annex of the “Greece 2.0 National Recovery and Resilience Plan Communication Guide” prepared by the Recovery and Resilience Facility Agency;

(iv)

given that the Eligible Investment is a flagship project/action, the total cost of which exceeds Euros ten million (€10,000,000), the Issuer shall implement an important communication activity (such as a campaign or event), following coordination with the Recovery and Resilience Facility Agency and, where appropriate, the European Commission.

(h)

The Issuer shall bring to the attention of the Facilities Agent any events and circumstances dated after the conclusion of this Project Debt Programme which affect the eligibility and/or viability of the Eligible Investment, as originally audited in accordance with the Eligibility Criteria, and shall submit to the Facilities Agent a request for modification of the Eligible Investment details, when required.

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(i)	If, during the implementation phase of the Eligible Investment and before the disbursement of all Series Project RRF Bonds, a request is submitted by the Issuer:

(i)	for the modification of the Eligible Investment details as a result of events and circumstances that date back to a time after the conclusion of this Project Debt Programme; and

(ii)

that affects the eligibility and/or sustainability of the Eligible Investment that was originally audited in accordance with the Eligibility Criteria, the assessment of the financial institutions which have according to their internal credit policies and the other provisions as being considered in accordance with the RRF Legal Framework; and

(iii)

where the eligibility reassessment carried out by the Evaluator shows that the principal of the Project RRF Loans calculated in accordance with Article 3 of the Ministerial Decision on Eligibility Criteria must be reduced, then such event shall constitute an RRF Mandatory Cancellation and Prepayment Event in accordance with Clause 7.13 (Mandatory Prepayment and cancellation - Project RRF Loans) with respect to the amount so required to be reduced.

(j)	The Issuer shall ensure and monitor that the Eligible Investment:

(i)	has a positive net present value, as provided for in the Ministerial Decision on the Terms and Conditions for Granting Loans and

(ii)	is implemented in compliance with the Eligibility Criteria, according to the Audit Report.

(k)

After Financial Close, the Issuer shall submit to the Facilities Agent by 31st December annually any information required for the audit carried out by the Facilities Agent (acting in accordance with the instructions of the Majority Bondholders) or by the Bondholders, regarding:

(i)	the continued compliance of the Eligible Investment with the applicable national and EU environmental legislation; and

(ii)	the continued implementation of the European Commission’s technical guidance on sustainability proofing for the InvestEU Fund.

(l)	The Issuer shall clearly and separately monitor in accounting terms the use of the funds disbursed under the Project Bonds and corresponding to the Project RRF Loans.

(m)	The Issuer must provide the Facilities Agent without any delay with any information and data relating to any circumstance or event that:

(i)	it has provided inaccurate or untrue information, statement or data in the process of assessing the eligibility of the Eligible Investment; and/or

(ii)	it adversely affects the Issuer’s financial standing and/or the development and implementation of the Eligible Investment.

(n)	Throughout the term of the Project Debt Programme, the Issuer must comply with the Eligibility Criteria of the specific Eligible Action the Eligible Investment belongs to.

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(o)	The Issuer shall refrain from any action, act or omission which constitutes or may constitute an Irregularity.

(p)	The Issuer shall without delay inform the Facilities Agent of:

(i)	any material change in the facts and financial data and information relating to the Eligible Investment;

(ii)

any administrative or judicial action or proceedings that have been brought or threatened against the Issuer as well as any facts, circumstances or events that have or may have a negative effect on the progress, completion, operation and exploitation of the Eligible Investment and/or the ability of the Issuer to comply with the terms of this Project Debt Programme; and

(iii)

any facts that constitute or may constitute an Irregularity as well as any complaint, report or objection raised by any third party in relation to facts that constitute an Irregularity or potential Irregularity.

27.11	Further Assurance

The Issuer shall promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Bondholder Agent may reasonably specify (and in such form as the Bondholder Agent may reasonably require in favour of the Bondholder Agent or its nominee(s)):

(a)

to create, perfect, protect or maintain the Security Interests created or intended to be created under or evidenced by the Security Documents (which may include the execution of a mortgage, charge, assignment or other Security Interests over all or any of the assets which are, or are intended to be, the subject of the Security Documents, or the placing or removal of any registration nor financing statement) or for the exercise of any rights, powers and remedies of the Bondholder Agent or the Finance Parties provided by or pursuant to the Finance Documents or by law;

(b)	to make the Transaction Documents to which it is a party valid, enforceable and admissible in evidence in the jurisdiction of its incorporation in respect of that Transaction Document; and/or

(c)	to facilitate the realisation of the assets which are, or are intended to be, the subject of the Security Documents.

27.12	Prudent Portfolio

The Issuer shall:

(a)	at all times procure that there is maintained a prudent, diversified portfolio of Permitted Investments;

(b)	at all times procure that the relevant Permitted Investment is made in the relevant currency of the Issuer Account from which such Permitted Investment is being made;

(c)

select the maturities of Permitted Investments made out of monies standing to the credit of the Debt Service Reserve Account, which, amongst other things, match the due dates of payment obligations under the Finance Documents which are intended to be satisfied from such monies; and

(d)	if so requested by the Bondholder Agent, demonstrate the same to the Bondholder Agent’s reasonable satisfaction.

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27.13	Exercise of Deferral Option

(a)

If the Issuer reasonably concludes that it will not achieve Project Completion by the initial Longstop Date set at the Signing Date, then it shall issue a notice to the Facilities Agent, promptly within five (5) Business Days of such conclusion, which provides the following:

(i)	notice that Project Completion will not occur by the Longstop Date set at the Signing Date;

(ii)	an updated estimation of the date on which the Project is expected to achieve Project Completion; and

(iii)	confirmation that the Issuer exercises its option to defer the Longstop Date until 30 September 2026.

(b)	Promptly upon the exercise of the option to defer the Longstop Date as set out in paragraph (a) above, the Issuer shall provide:

(i)	an updated Base Case Financial Model pursuant to Clause 23.2(a)(vii) (Ad hoc revisions to the Base Case Financial Model – Issuer); and

(ii)	an updated Construction Budget pursuant to Clause 23.4 (Budgets).

27.14	Existing Liens

The Issuer shall use its reasonable endeavours to procure the removal of the Existing Liens during the twelve (12) month period following the Signing Date.

28.	NEGATIVE UNDERTAKINGS - ISSUER

28.1	Corporate Structure

The Issuer shall not (and shall ensure that any Disclosed Subsidiary does not) enter into any amalgamation, consolidation, merger, demerger or corporate reconstruction, except in the case of a Permitted Merger or if otherwise permitted by any Finance Document.

28.2	Acquisitions

(a)	Except as provided in paragraph (b) below, the Issuer shall not (and shall ensure that the Disclosed Subsidiary does not):

(i)	purchase, subscribe for or otherwise acquire any shares (or other securities or any interest therein) in, or incorporate, any other company or agree to do any of the foregoing; or

(ii)

purchase or otherwise acquire any assets(excluding assets used or useful in the Permitted Business) or interest therein or form or enter into, any partnership, consortium, joint venture or other like arrangement or agree to do so, without the prior written consent of the Facilities Agent (acting on the instructions of the Bondholders).

(b)	This Clause 28.2 (Acquisitions) shall not apply to Permitted Investments.

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28.3	Business Activities

The Issuer shall not engage in any business or activities (including entering into any agreement or assuming any obligation in relation to such business or activities) other than:

(a)

the development, construction, financing, completion, operation and maintenance of the Project (as contemplated by the Transaction Documents, the Development Plan and the Life of Mine Plan) and the other Kassandra Mines; and

(b)	any other activity which is associated with or reasonably incidental to the Project, Project Assets or the other Kassandra Mines to the extent not prohibited under the terms of the Finance Documents.

28.4	Constitutional Documents and Capital Structure

The Issuer shall not (and shall ensure that any Disclosed Subsidiary does not):

(a)	amend or vary any material provisions in its constitutional documents;

(b)	change its legal operating name;

(c)	change the location of its principal place of business; or

(d)	re-organise its capital structure.

28.5	No Disposals

(a)

Except as provided in paragraph (b) below, the Issuer shall not sell, lease, transfer, discount, factor, assign or otherwise dispose of, by a single transaction or a series of transactions, whether related or not, and whether voluntary or involuntary, all or any part of:

(i)	the Project Assets which it owns or which it has the right to prevent being disposed of;

(ii)	its rights under the Transaction Documents; or

(iii)	any of its other present or future production or assets.

(b)	Paragraph (a) above shall not apply to any disposal:

(i)	made on arm’s-length terms in the ordinary course of trade;

(ii)	of worn, damaged, obsolete, redundant or defective assets which, if required to operate the Project, have been replaced with assets of at least equal quality;

(iii)	arising as a result of Permitted Security Interests;

(iv)	sale or transfer of any shares or other investments that are not relevant for the Project or Non-Project Operations;

(v)	that is permitted pursuant to the terms of any Finance Document; or

(vi)	approved with the prior written consent of the Facilities Agent (acting on the instructions of the Bondholders),

provided, in relation to paragraph (b)(iii) above, that neither the Project nor the Non-Project Operations of the Issuer will materially adversely be affected by such disposal.

(c)

The Issuer shall ensure that the Disclosed Subsidiary does not sell, lease, transfer, assign or otherwise dispose of (in whole or in part), the mineral concessions pertain to the Project which it owns and which it leases to the Issuer other than pursuant to a Permitted Merger.

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28.6	Negative Pledge

The Issuer shall not (and shall ensure that any Disclosed Subsidiary does not) create, incur, assume or suffer to exist any Security Interest or Quasi-Security Interest upon any of its assets, whether now owned or hereafter acquired, except for any Permitted Security Interest.

28.7	No Guarantees

The Issuer shall not (and shall ensure that any Disclosed Subsidiary does not) assume, guarantee, endorse, contingently agree to purchase, or otherwise become liable upon the obligations of any other person except guarantees or other liabilities that are permitted pursuant to Permitted Indebtedness and Indebtedness disclosed by the Issuer in accordance with Clause 24.11 (Dealings with Affiliates).

28.8	Permitted Loans

The Issuer shall not (and shall ensure that any Disclosed Subsidiary does not) make any loans or otherwise grant any form of credit to any person except for Permitted Loans.

28.9	Subsidiaries

The Issuer must not form, acquire or establish any Subsidiaries other than the Disclosed Subsidiary.

28.10	Indebtedness

The Issuer shall not (and shall ensure that any Disclosed Subsidiary does not) create, incur, assume or suffer to exist or otherwise become liable in respect of any Financial Indebtedness other than Permitted Indebtedness and Indebtedness disclosed by the Issuer in accordance with Clause 24.11 (Dealings with Affiliates).

28.11	Investments

The Issuer shall not (and shall ensure that any Disclosed Subsidiary does not) make, create, incur, assume or suffer to exist any investments other than Permitted Investments.

28.12	Capital Expenditure

The Issuer shall not incur any Capital Expenditure at any time, other than:

(a)	Capital Expenditure that are permitted under the Finance Documents;

(b)	Capital Expenditure that are permitted in the relevant approved Budget;

(c)	in respect of the Project or Non-Project Operations any additional Capital Expenditure not specified in the Budget provided that Capital Expenditure does not exceed:

(i)

on or before Project Completion, Euros three million (€3,000,000) (indexed) in aggregate in any year in respect of the Project or Non-Project Operations, of which up to Euros one million (€1,000,000) (indexed) can be attributed to the Skouries Mine; and

(ii)	following Project Completion, Euros seven million (€7,000,000) (indexed) in aggregate in any year.

(d)	out of insurance and compensation proceeds to the extent permitted by the terms of the Finance Documents; or

(e)	Capital Expenditure that has received the prior written consent of the Facilities Agent (acting on the prior written consent of the Majority Bondholders).

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28.13	Transactions with Affiliates

The Issuer shall not enter into any arrangement or transaction with any of its Affiliates without the prior written consent of the Facilities Agent (acting on the instructions of the Bondholders) other than:

(a)	the Existing Affiliate Agreements;

(b)	any Permitted Merger;

(c)	any Equity Subordinated Loan; and

(d)

transactions on market-standard arm’s-length terms which the Issuer confirms to the Facilities Agent are no less favourable to the Issuer than any terms that could be obtained by the Issuer in a market-standard arm’s-length arrangement or transaction with a person who is not an Affiliate of it.

28.14	Share Capital

(a)	Subject to paragraph (b) below, the Issuer shall not:

(i)

purchase, reduce, cancel, repay or redeem any of its Share Capital or any option over its Share Capital unless (subject to the other terms of this Project Debt Programme) using funds from the Distribution Account;

(ii)

redeem, reduce, cancel, repay, purchase or transfer any Equity Subordinated Loan or loan stock unless (subject to the other terms of this Project Debt Programme) using funds from the Distribution Account;

(iii)	issue any shares or grant any right to acquire or be issued any shares;

(iv)	alter the nature of, or any rights attaching to, any of its shares; or

(v)	issue any voting capital,

without the prior written consent of the Facilities Agent (acting on the instructions of the Bondholders).

(b)

Paragraphs (a)(i), (ii), (iii) and (v) above do not apply to restrict the Issuer from issuing any shares or any voting capital for the purpose of receiving Equity Contributions or in respect of a stock exchange listing or share transfer as permitted under Clause 31 (Permitted Share Transfers).

28.15	Issuer Accounts

The Issuer shall not hold any bank accounts or maintain any similar deposit arrangements other than:

(a)	the Issuer Accounts; and

(b)	such other accounts with the prior consent of the Facilities Agent (acting on the instructions of the Bondholders),

provided that:

(i)	the Issuer shall have sixty (60) Business Days from the Signing Date to deliver evidence to the satisfaction of the Facilities Agent that the Pre-Existing Accounts have been closed; and

(ii)

no amounts may be transferred from an Issuer Account to any Pre-Existing Accounts, with the exception that amounts may be transferred from the Non-Project Equity Account or the Non-Project Operations Account to pay the reasonable salaries of existing employees to the extent that there are insufficient funds in the Pre-Existing Accounts and provided that funds in the Pre-Existing Accounts are applied in the ordinary course of business.

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(c)	The Issuer shall at all times from Financial Close until the Termination Date, operate and maintain the Issuer Accounts in accordance with the terms of this Project Debt Programme.

28.16	Distributions

The Issuer may only:

(a)	make payments or transfers into the Distribution Account; and

(b)	declare, make, pay or permit any Distribution,

in accordance with the terms of this Project Debt Programme.

28.17	Financial year

The Issuer shall not, without the prior written consent of the Facilities Agent, change its Financial Year end.

28.18	Sanctions

(a)

The Issuer shall not contribute or otherwise make available the proceeds of the Project Debt Programme, to any person or entity in any manner that would result in a violation of Sanctions including for the purpose of financing the activities of any person or entity which is a Sanctioned Entity.

(b)

The Issuer shall not fund all or part of any payment under the Finance Documents (including repayment of the Project Debt Programme) out of proceeds derived from transactions which would be prohibited by Sanctions or would otherwise cause any Party to be in breach of Sanctions.

(c)	The Issuer shall not engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or breaches or attempts to breach any Sanctions applicable to it.

28.19	Application of FATCA

The Issuer is not and shall not become a US Tax Obligor.

28.20	Centre of Main Interests and Establishments

The Issuer shall not change the location of its COMI from Greece and it shall create no Establishment in any other jurisdiction.

28.21	Hedging Policy

The Issuer shall ensure that all hedging arrangements required by the Hedging Policy are implemented in accordance with its terms and that such arrangements are not terminated, varied, or cancelled without the consent of the Facilities Agent (acting on the instructions of the Majority Bondholders) save as permitted by the Hedging Policy and the relevant Hedging Agreements.

29.	PROJECT UNDERTAKINGS

29.1	Material Project Documents

(a)	The Issuer shall duly comply with and observe its obligations under each Material Project Document, where a failure to comply would be reasonably likely to have a Material Adverse Effect.

(b)

Unless otherwise permitted in the Contracting Strategy, the Issuer shall not, without the prior written consent of the Facilities Agent, permit or agree to any amendment of any material provision of any Material Project Document.

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29.2	Project Authorisations and Environmental or Social Permits

(a)	The Issuer shall obtain, maintain in full force and effect and comply with, each Project Authorisation and Environmental or Social Permit necessary to:

(i)	enable it to lawfully enter into, exercise its rights and comply with its obligations under the Transaction Documents to which it is a party;

(ii)	develop and operate the Project substantially in accordance with the Development Plan, the Transaction Documents, the Base Case Financial Model and the Life of Mine Plan;

(iii)	make the Transaction Documents to which it is a party admissible in evidence in the jurisdiction of its incorporation in respect of that Transaction Document; and

(iv)	ensure that the Security Interests created under each of the Security Documents has the priority and ranking contemplated by the relevant Security Document,

in each case, where a failure to comply would reasonably be expected to have a Material Adverse Effect.

29.3	Environmental and Social Matters

(a)

The Issuer shall, and shall procure that its Disclosed Subsidiary shall, comply, in all material respects, with its obligations under the ESMP and the ESAP and all applicable Environmental Laws and Social Laws to which the Issuer, the Project and/or the Non-Project Operations are subject, in each case, where a failure to comply would reasonably be expected to have a Material Adverse Effect.

(b)	The Issuer shall not permit any material amendment to the ESMP, the ESIA or the ESAP without the consent of the Majority Bondholders.

29.4	Development, Construction and Operation of the Project

The Issuer shall ensure that:

(a)	the Project is constructed, operated, maintained and developed;

(b)	Project Production is produced and processed; and

(c)	Pre-Completion Project Costs are incurred,

each in all material respects in accordance with all applicable Project Authorisations, the Development Plan and the Transaction Documents, all applicable laws and regulations and Good Industry Practice.

29.5	Advisors

The Issuer shall use reasonable endeavours to co-operate with each Advisor provided that doing so does not impact on the ability of the Issuer to carry on its business.

29.6	Insurances

	(a)	The Issuer shall:

(i)

comply with the insurance requirements set out in Schedule 9 (Insurances) in respect of the Project and the Project Assets and the Issuer, as applicable, by obtaining and maintaining at the relevant time the required Insurances and/or Reinsurances (if any), or by procuring that the required Insurances and/or Reinsurances (if any) are obtained and maintained at the relevant time;

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(ii)

ensure that the relevant Insurances and/or Reinsurances (if any) as required by Schedule 9 (Insurances) are effected prior to the commencement of construction of the Project and thereafter are in full force and effect at all times as required by Schedule 9 (Insurances) and that all premia are paid when due;

(iii)	ensure that the conditions of the relevant Insurances and/or Reinsurances (if any) are complied with; and

(iv)

ensure that nothing will be done or omitted which would reduce or avoid liability under any of the Insurances and shall inform the Facilities Agent upon receiving any notification from the Insurers or the Reinsurers that the relevant Insurer’s or the Reinsurer’s liability under or in connection with the Insurances has been reduced or avoided.

(b)

Provided that the Issuer has given notice to the Facilities Agent, it shall not be in breach of its obligations under Schedule 9 (Insurances) to purchase and maintain any Insurance or Reinsurance (if any) at the relevant time specified in Schedule 9 (Insurances) to the extent that, and for so long as, cover for a risk (or part of a risk) required to be maintained under Schedule 9 (Insurances) is (i) not available to the Issuer in the international insurance or reinsurance market place, or (ii) not available to the Issuer in the international insurance or reinsurance market place on, what the Facilities Agent (acting on the instructions of the Bondholders) accepts in writing to the Issuer to be, reasonable commercial terms (including the level of premium). In determining whether such cover is available on reasonable commercial terms the Facilities Agent and the Bondholders shall have the right (at the Issuer’s cost) to consult with the LIA and shall have ongoing regard to the nature of the risk concerned, the cost of maintaining insurance against that risk with suitable insurers in the context of the finances of the Project, and the direct and indirect interests of the Finance Parties under the Finance Documents.

(c)

If paragraph (b) above applies, the Issuer shall continue to reassess the position every six (6) months and, if there is an appropriate change in the market, must use all reasonable endeavours to obtain cover for that risk in the international insurance or reinsurance market place from insurers meeting the minimum rating requirements set out in Schedule 9 (Insurances).

(d)

Without prejudice to the other provisions of Schedule 9 (Insurances), the Issuer may effect and maintain in full force and effect those insurances which it is required to effect from time to time by any applicable law or by the terms of any Transaction Document to which it is at any time a party during the period from the date on which it is required to effect and maintain those insurances until the Termination Date.

(e)	The Issuer may, at any time, effect such other insurances or reinsurances in addition to or supplementing those referred to in Schedule 9 (Insurances) as it may think fit, provided that:

(i)

such other insurances or reinsurances do not adversely affect rights to recover any amounts under the Insurances and Reinsurances (if any) or otherwise required to be placed under Schedule 9 (Insurances) or the other Transaction Documents;

(ii)	the Issuer shall notify the Facilities Agent in writing promptly after effecting or procuring the effecting of such other insurances or reinsurances; and

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(iii)	all insurances and reinsurances (if required) are secured in favour of the Secured Parties (acting by the Bondholder Agent), provided that:

(A)	creation of such Security Interest is permitted by law;

(B)	such insurance or reinsurances do not relate to third-party claims; or

(C)	such insurance or reinsurance taken out for the benefit of third parties including in relation to any Transaction Documents.

29.7	Books and Records and Access to Site

(a)

For seven (7) years from Project Completion, the Issuer shall keep and, prior to Project Completion, shall keep, financial records and statements (including but not limited to its books and accounts) in accordance with IFRS and as required for verification of use of the Project RRF Loans in accordance with the applicable RRF Legal Framework.

(b)

The Issuer shall ensure that the Finance Parties (or their representatives) and the LTA and, in respect of the implementation of the Eligible Investments and the use of the Project RRF Loans, the Competent Authorities and any authorised officials or external auditors and advisers of the Competent Authorities, are until the Termination Date:

(i)	given reasonable access to any and all of the Issuer’s properties and operations (including the Site, the Project Assets and its Non-Project Operations);

(ii)

entitled to visit all of the Issuer’s offices or any other site or office of any Obligor where relevant personnel or records are located and are able to discuss its financial matters with its officers, its banks and its auditors (as the case may be) and inspect and take copies of the Issuer’s books and records (including all drawings and specifications):

(A)	on reasonable prior notice to the Issuer, annually;

(B)

notwithstanding sub-paragraphs (A) and (B) above, on reasonable prior notice to the Issuer, at any time whenever an audit deems necessary by the Facilities Agent (acting reasonably) in order to certify that the Issuer has in place and has adopted adequate and acceptable methods, systems and procedures ensuring the compliance of its activity and the Eligible Investment with the applicable RRF Legal Framework; or

(C)	if an Event of Default has occurred and is continuing, at such times as any Bondholder requires,

provided that, the Issuer shall only be liable for the costs of two representatives of the Bondholders and two representatives of the LTA, in relation to one visit annually (save where an Event of Default has occurred and is continuing or in respect of an audit under Clause 29.7(b)(ii)(C), or where a Site visit is conducted in accordance with Clause 25.5(b)), in which case the Issuer shall be obliged to reimburse the reasonable costs of inspection incurred by the Bondholders and the LTA) and each visit shall be conducted during normal business hours of the Issuer and subject to compliance with all legal requirements and restrictions, so as to minimise disruption to the Issuer’s business and not to cause material disruption to the development or operations of the Project.

29.8	Mine Closure

The Issuer shall ensure that the Project is decommissioned and closed in all material respects in accordance with the Mine Closure Plan and applicable laws.

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29.9	Changes to Life of Mine Plan

The Issuer may make any change, or series of changes, to the Development Plan or the then current Life of Mine Plan, provided that, any such change, or series of changes which:

(a)	have an adverse effect on the Issuer’s ability to achieve Project Completion by the Longstop Date;

(b)	materially alter the design capacity of the Project; or

(c)	result in a material increase in the technical, operation or design risk of the Project,

shall be made with the prior approval of the Facilities Agent (acting on the instructions of the Majority Bondholders based on the advice of the LTA), except that such approval is not required in the case of (b) and (c) above if the change relates to aspects of the Development Plan or the then current Life of Mine Plan which take effect after the Termination Date.

29.10	Material Construction Contract & Material O&M Contract

(a)

Subject to paragraph (b) below, the Issuer shall only enter into a Material Construction Contract if (i) the Issuer reasonably believes that the Material Construction Contract complies with the Contracting Strategy in all material respects, and (ii) no later than fifteen (15) Business Days before the Issuer proposes to enter into a Material Construction Contract, the Issuer has issued a notice to the Facilities Agent and the Bondholder Agent expressly referenced as a notice delivered pursuant to this Clause 29.10(a) (a “Compliant Contract Notice”), which:

(i)	gives notice of its intention to enter into such Material Contraction Contract;

(ii)	confirms that the Issuer reasonably believes such Material Construction Contract complies with the Contracting Strategy in all material respects; and

(iii)	appends a copy of the pre-execution version of that Material Construction Contract.

(b)

If, within the period of fifteen (15) Business Days following receipt by the Facilities Agent and Bondholder Agent of a Compliant Contract Notice (such period being the “Compliant Contract Notification Period”):

(i)	the Facilities Agent notifies the Issuer that, based on the advice of the LTA and/or the LLA:

	(A)	it considers that a pre-execution version of a Material Construction Contract does not comply with the Contracting Strategy in all material respects; and

(B)

sets out in reasonable detail as part of that notice the reasons why it considers that the pre-execution version of the Material Construction Contract does not comply with the Contracting Strategy in all material respects,

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then the Issuer shall not execute that pre-execution version of the relevant Material Construction Contract. Following such notice, the Facilities Agent and the Issuer shall engage in good faith discussions regarding any amendments to the proposed Material Construction Contract requested by the Facilities Agent and whether the Issuer should proceed to execute such proposed Material Construction Contract, with the intention of resolving the matter as soon as practicable. The procedure in this paragraph (b) shall be without prejudice to the Issuer’s right to submit a revised pre-execution version of a Material Construction Contract pursuant to paragraph (a) above; or

(ii)

the Facilities Agent does not issue a notification as set out in paragraph (c)(i) to the Issuer during the Compliant Contract Notification Period, then the Issuer may enter into the relevant Material Construction Contract.

(c)

Without prejudice to paragraph (a) above, if the Issuer reasonably considers that it is in the best interests of the Project to enter into a proposed Material Construction Contract that is not in compliance with the Contracting Strategy in all material respects, it shall, no later than fifteen (15) Business Days before the Issuer proposes to enter into such Material Construction Contract, issue a notice to the Facilities Agent and the Bondholder Agent (expressly referenced as a notice delivered pursuant to this Clause 29.10(d)) (a “Non-Compliant Contract Notice”), which:

	(i)	gives notice that such Material Contraction Contract does not comply with the Contracting Strategy in all material respects;

	(ii)	includes an explanation of why the Issuer considers that such a deviation from the Contracting Strategy is in the best interests of the Project; and

	(iii)	appends a copy of the pre-execution version of that Material Construction Contract.

(d)

If, within fifteen (15) Business Days following receipt by the Facilities Agent and Bondholder Agent of a Non-Compliant Contract Notice (the “Non-Compliant Contract Notification Period”), the Facilities Agent informs the Issuer in writing (based on the advice of the LTA and/or the LLA) that it objects to the Issuer entering into the proposed Material Construction Contract and sets out in reasonable detail the reasons why, then the Issuer shall not execute that pre-execution version of the relevant Material Construction Contract, and the Issuer and the Facilities Agent shall engage in good faith discussions regarding any amendments to the proposed Material Construction Contract requested by the Facilities Agent and whether the Issuer should proceed to execute such proposed Material Construction Contract, with the intention of resolving the matter as soon as practicable.

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(e)

Notwithstanding paragraphs (b) and (d) above, if the Facilities Agent did not issue a notice during the Compliant Contract Notification Period or raise an objection during a Non-Compliant Contract Notification Period (as applicable) but the Facilities Agent reasonably concludes, following expiry of the Compliant Contract Notification Period or the Non-Compliant Contract Notification Period (as applicable), based on the advice of the LTA and/or the LLA, that either: (i) with respect to any Material Construction Contract delivered in accordance with Clause 29.10(a), the relevant Material Construction Contract does not comply with the Contracting Strategy in all material respects; or (ii) with respect to any Material Construction Contract delivered in accordance with Clause 29.10(a), it considers that the Issuer’s entry into the relevant Material Construction Contract is not in the best interest of the Project, it may, no later than the expiry of fifteen (15) Business Days following expiry of the Compliant Contract Notification Period or the Non-Compliant Contract Notification Period issue a notice in the same form as referred to in paragraph (b) or (d) above (as applicable). Upon receipt of such notice by the Issuer, the Issuer and the Facilities Agent shall discuss in good faith for a period of sixty (60) days (or such longer period as the Issuer and the Facilities Agent may agree) whether either (i) with respect to any Material Construction Contract delivered in accordance with Clause 29.10(a), the relevant Material Construction Contract is compliant with the Contracting Strategy in all material respects; or (ii) with respect to any Material Construction Contract delivered in accordance with Clause 29.10(a), the Issuer’s entry into the relevant Material Construction Contract is in the best interests of the Project, and whether any other actions should be taken by the Issuer in respect of that Material Construction Contract. During such period of sixty (60) days, notwithstanding anything else to the contrary in this Project Debt Programme, the Issuer shall, in respect of the entry into of that Material Construction Contract, be deemed not to be in breach of any representation, warranty, covenant, obligation, and no Event of Default shall exist in respect of the entry into of that Material Construction Contract and any representations required to be given by the Issuer shall be deemed to exclude any reference to that Material Construction Contract. If, at the conclusion of such period of sixty (60) days, the Facilities Agent reasonably remains of the opinion that is either: (i) with respect to any Material Construction Contract delivered in accordance with Clause 29.10(a), the relevant Material Construction Contract does not comply with the Contracting Strategy in all material respects; or (ii) with respect to any Material Construction Contract delivered in accordance with Clause 29.10(a), the Issuer’s entry into the relevant Material Construction Contract is not in the best interest of the Project; or (iii) that any deviations from the Contracting Strategy are not acceptable to it, then it may issue a non-compliance notice to the Issuer to this effect and an Event of Default will be deemed to have occurred under this Agreement.

(f)	The Issuer shall procure that the counterparty to each of the following Material Construction Contracts:

	(i)	the early earthworks and road construction contract;

	(ii)	the stripping of open pit to source materials for single integrated extractive waste management facility embankment contract;

	(iii)	the installation of steel, mechanical and piping for the main plant contract;

	(iv)	any other contract for the construction of the Project which is expected to be of a value in excess of Euros thirty million (€30,000,000) (indexed); and

(v)

any other agreement concerning the Project in respect of which the Facilities Agent and the Issuer agree that a Material Construction Contract Direct Agreement should be entered into following consultation with the LTA, enters into a Material Construction Contract Direct Agreement in respect of such Material Construction Contract by no later than the date on which the Issuer enters into that Material Construction Contract (or such later date as the Issuer and the Bondholder Agent may agree), either: (i) deliver the signed counterparts of such Material Construction Contract Direct Agreement with the signatures of the Issuer and the counterparty to such Material Construction Contract; or (ii) provides the Bondholder Agent an opportunity to enter into the Material Construction Contract Direct Agreement simultaneously with the counterparty to such Material Construction Contract. If any amendments are required by the Issuer to the form of the Material Construction Contract Direct Agreement, the Issuer and the Bondholder Agent shall discuss such proposed amendments in good faith.

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(g)

The Issuer shall provide a certified copy of each Material Construction Contract, together with each Material Construction Contract Direct Agreement (if applicable and subject to the Bondholder Agent having promptly executed such agreement in accordance with paragraph (f) above), to the Facilities Agent promptly after entering into the relevant Material Construction Contract.

(h)

The Issuer shall procure that any Security Interest required to be granted to the Bondholder Agent under the relevant Security Document in respect of a Material Construction Contract shall be perfected no later than five (5) Business Days after such Material Construction Contract is duly executed by all parties thereto.

(i)	The Issuer shall not enter into any Material O&M Contract, except with the prior approval of the Facilities Agent (acting on the advice of the LTA).

30.	NON-PROJECT COVENANTS

30.1	No Extension by Implication

Unless a provision expressly refers to Non-Project Operations, none of the provisions in any Finance Document extend by implication to take into account or apply to Non-Project Operation.

30.2	Development, Construction and Operation of the Non-Project Operations

The Issuer shall develop, construct, operate and maintain the Non-Project Operations in all material respects in accordance with the laws applicable to it and such Non-Project Operations and Good Industry Practice.

30.3	Non-Project Insurances

The Issuer shall maintain, in full force and effect, adequate insurances in respect of Non-Project Operations in accordance with Good Industry Practice and the requirements of the Investment Agreement.

30.4	Non-Project Authorisations

The Issuer shall obtain and maintain in full force and effect and comply with, all authorisation and Environmental or Social Permits necessary to develop and operate its Non-Project Operations, where a failure to comply would be reasonably likely to have a Material Adverse Effect.

30.5	Compliance with laws

The Issuer shall comply with all applicable laws in respect of Non-Project Operations, including but not limited to, material labour, health and social laws, where a failure to comply would be reasonably likely to have a Material Adverse Effect.

30.6	Investment Agreement

The Issuer is in compliance with the terms of the Investment Agreement in respect of the Non-Project Operations, where a failure would be reasonably likely to have a Material Adverse Effect.

30.7	Litigation related to Non-Project Operations

The Issuer shall supply to the Facilities Agent, promptly upon becoming aware of them, details of any material litigation, arbitration, regulatory or administrative proceedings which are current or pending and related to its Non-Project Operations which if adversely determined would be reasonably likely to have a Material Adverse Effect.

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30.8	Material Non-Project Documents

In respect of Non-Project Operations, the Issuer:

(a)

may enter into any contracts or arrangements and assume liabilities in connection with Non-Project Operations provided they are on arm’s length terms, but provided that the approval of the Facilities Agent (acting on the advice of the LTA) shall be required if the subject matter of the contractual arrangement or liability is not included in the applicable Budget or the then current Base Case Financial Model.

(b)	shall inform the Bondholders of the entry into any Material Non-Project Document and, as soon as reasonably practicable, provide copies of such documents to the Facilities Agent;

(c)	shall duly comply with and observe its obligations under Material Non-Project Document, where a failure to comply would reasonably be reasonably likely to have a Material Adverse Effect; and

(d)	as soon as reasonably practicable provide any information reasonably requested by the Facilities.

30.9	Non-Project Budget

(a)

On and from Financial Close until the Maturity Date, the Issuer shall deliver, as soon as available and in any event within one (1) month after the start of each Financial Year, to the Facilities Agent, an updated Non-Project Budget, together with explanations for any material changes or updates.

	(b)	In addition, the Issuer may update the Non-Project Budget at any time and deliver such Budget to the Facilities Agent, together with explanations for any material changes or updates.

30.10	Non-Project Operating Report

(a)

The Issuer shall prepare and deliver to the Facilities Agent and the LTA, a Non-Project Operating Report relating to its Non-Project Operations on a semi-annual basis during the period on and from Financial Close until the Maturity Date. Each Non-Project Operating Report shall be delivered by the Issuer within thirty (30) days after the end of each Calculation Date to occur after Financial Close.

	(b)	To the extent reasonably available, the Issuer shall ensure that each Non-Project Operating Report contains or encloses details of:

		(i)	the actual performance and production in relation to the Non-Project Operations for the preceding period of 12 months;

		(ii)	the forecast performance and production in relation to the Non-Project Operations for the preceding period of 12 months;

		(iii)	actual expenditure for the preceding period of 12 months;

		(iv)	forecast expenditure for the next period of 12 months;

		(v)	any unscheduled stoppage or disruption to mining or production at the Non-Project Operations which lasts for more than five (5) consecutive days; and

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(vi)	any loss of, or damage to, any other assets of the Issuer relating to Non-Project Operations which is reasonably likely to result in an economic impact in each case in excess of:

	(A)	Euros two million (€2,000,000) (indexed), in relation to a single event or incident; or

	(B)	Euros five million (€5,000,000) in relation to a series of events or incidents,

in each case, excluding any loss, damage or wear and tear incurred in the ordinary course of business.

31.	PERMITTED SHARE TRANSFERS

31.1	EBRD

(a)

Subject to paragraphs (b) and (c) below, up to ten per cent. (10%) in aggregate of the Share Capital of the Issuer or the Initial Shareholder may be, directly or indirectly, transferred to EBRD without any encumbrance.

(b)

If the transfer of Share Capital described under paragraph (a) above is proposed to occur at any time before Project Completion, it shall only be permitted on the condition that within two (2) Business Days of the completion of such transfer and receipt of the purchase price, a cash amount equal to the net purchase price for such transferred Share Capital shall be transferred to the Project Equity Account. The Issuer shall transfer such amounts from the Project Equity Account to the Project Proceeds Account at the times and in the amounts that it would otherwise have demanded by submitting Base Equity Contribution Demands or Cost Overrun Contribution Demands in accordance with the Shareholder Support Agreement, in each case to be applied by the Issuer in payment of Pre-Completion Project Costs in accordance with this Project Debt Programme. Following receipt of such amounts into the Project Equity Account, the Shareholders may make a request for the reduction of the total face value of Acceptable Credit Support held by the Bondholder Agent by the same amount so received in accordance with clause 6.4 (Reduction of face values of Acceptable Credit Support) of the Shareholder Support Agreement.

(c)

If the transfer of Share Capital described under paragraph (a) above is proposed to occur at any time on or after Project Completion, such transfer shall only be permitted subject to satisfaction of each of the following conditions in form and substance satisfactory to the Facilities Agent (acting reasonably):

(i)

the Issuer has confirmed that the Historic DSCR for the Calculation Period ending on the Calculation Date immediately preceding such proposed transfer, and the Projected DSCR for each Prospective DSCR Calculation Period (on a 12-month rolling basis) until the Maturity Date is greater than 1.30x;

		(ii)	at the time of the transfer to EBRD there is no Default or Event of Default continuing, and no Default or Event of Default would result from the transfer to EBRD;

		(iii)	an amount equal to the net purchase price for such transferred Share Capital shall be applied in accordance with Clause 7.12 (Mandatory Prepayment – Permitted Share Transfers); and

		(iv)	any excess shall be paid to the Distribution Account.

(d)

Prior to the transfer of shares in accordance with this Clause 31 (Permitted Share Transfers), the Bondholder Agent shall promptly, at the cost and request of the Issuer, release the Transaction Security over the shares which are the subject of such transfer.

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31.2	Third Party Purchaser

(a)

Subject to paragraphs (b), (c), (d) and (e) below, the Share Capital of the Issuer or the Initial Shareholder, may be, directly or indirectly, transferred to a third party purchaser which is not EBRD (a “Third Party Purchaser”).

(b)

In respect of any transfer of Share Capital as described under paragraph (a) above, such transfer shall only be permitted subject to satisfaction of each of the following conditions in form and substance satisfactory to the Facilities Agent (acting reasonably):

(i)

the Third Party Purchaser is organised in a Member State or a member of the European Economic Area, the United States of America, South Korea, Japan, Switzerland, Singapore, Canada, United Kingdom, Australia or New Zealand;

		(ii)	the proposed transfer is not prohibited by the Investment Agreement;

(iii)

a Third Party Purchaser acquiring shares directly in the Issuer has entered into a Security Document with respect to the transferred shares which is in form and substance the same as the Issuer Share Pledge and perfected the Transaction Security created thereunder;

(iv)

a Third Party Purchaser acquiring shares directly in the Initial Shareholder has entered into a Security Document with respect to the transferred shares which is in form and substance the same as the Initial Shareholder Share Pledge and perfected the Transaction Security created thereunder;

		(v)	the Third Party Purchaser meets the Bondholders’ customary KYC requirements; and

		(vi)	at the time of the transfer there is no Default or Event of Default continuing, and no Default or Event of Default would result from the completion of the transfer.

(c)

If the transfer of Share Capital described under paragraph (a) above is proposed to occur at any time before Project Completion, it shall only be permitted subject to satisfaction of each of the following additional conditions in form and substance satisfactory to the Facilities Agent (acting reasonably):

		(i)	a Third Party Purchaser acquiring shares directly in the Issuer has acceded to the Shareholder Support Agreement as a Shareholder;

		(ii)	a Third Party Purchaser acquiring shares directly in the Initial Shareholder has acknowledged and confirmed the terms of the Shareholder Support Agreement;

		(iii)	the Sponsor shall (directly or indirectly) retain at least seventy per cent. (70%) of the Voting Share Capital in the Issuer until one (1) year after Project Completion;

(iv)

subject to paragraph (v) below, within two (2) Business Days of the completion of such transfer and receipt of the purchase price, a cash amount equal to the net purchase price for such transferred Share Capital shall be transferred to the Project Equity Account. The Issuer shall transfer such amounts from the Project Equity Account to the Project Proceeds Account at the times and in the amounts that it would otherwise have demanded by submitting Base Equity Contribution Demands or Cost Overrun Contribution Demands in accordance with the Shareholder Support Agreement, in each case to be applied by the Issuer in payment of Pre-Completion Project Costs in accordance with this Project Debt Programme. Following receipt of such amounts into the Project Equity Account, the Shareholders may make a request for the reduction of the total face value of Acceptable Credit Support held by the Bondholder Agent by the same amount so received in accordance with clause 6.4 (Reduction of face values of Acceptable Credit Support) of the Shareholder Support Agreement; and

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(v)

to the extent that the purchase price for such transferred Share Capital exceeds the Remaining Equity Contribution Obligation requirement as at the date of the transfer, such excess amount being the “Excess Proceeds” the Issuer may, at its own discretion, elect to either:

(A)	transfer such amounts to the Project Equity Account and then to the Project Proceeds Account; or

(B)	transfer such Excess Proceeds to a Non-Project Operations Account,

in each case, for application in accordance with the terms of this Project Debt Programme.

(d)

If the transfer of Share Capital described under paragraph (a) above is proposed to occur at any time after Project Completion, it shall only be permitted subject to satisfaction of each of the following additional conditions in form and substance satisfactory to the Facilities Agent (acting reasonably):

		(i)	until the date falling one (1) year after Project Completion, the Sponsor shall (directly or indirectly) retain at least seventy per cent. (70%) of the voting Share Capital in the Issuer;

(ii)

on and from the date falling one (1) year after Project Completion, the Sponsor shall retain the power, directly or indirectly (A) to vote, or direct the voting of more than 51% of the voting rights of the Issuer; and (B) to direct or cause the direction of the management and policies of the Issuer, whether by contract or otherwise; and

(iii)

the Issuer has confirmed that the Historic DSCR for the Calculation Period ending on the Calculation Date immediately preceding such proposed transfer, and the Projected DSCR for each Prospective DSCR Calculation Period (on a 12-month rolling basis) until the Maturity Date is greater than 1.30x.

	(e)	Any subsequent transfers of shares in the Issuer or the Shareholder (as applicable) by any transferee, or subsequent transferee of such shares shall be subject only to the following restrictions:

		(i)	with respect to subsequent transfers before Project Completion, those set out in paragraphs (b), (c)(i), (ii) and (iii) above; and

(ii)

with respect to subsequent transfers after Project Completion, those set out in paragraphs (b) above, (d)(i) above (if such transfer is within one year after Project Completion), (d)(ii) above (if the transfer is after the date falling one year after Project Completion) and (d)(iii) above.

(f)

If requested by the Issuer, the Parties agree to enter into good faith discussion on a no-obligations basis in connection with the transfer of Share Capital of the Issuer or the Initial Shareholder other than as permitted under Clauses 31.1 and 31.2 (Permitted Share Transfers).

31.3	Stock Exchange Listing

(a)

Subject to paragraphs (b), (c) and (d) below, the Share Capital of the Issuer or the Initial Shareholder may be, directly or indirectly, listed on the Toronto Stock Exchange, NYSE, Nasdaq, Euronext, London Stock Exchange or the Athens Stock Exchange (a “Public Offering”).

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(b)	With respect to any Public Offerings occurring during the period from Financial Close until the later of:

	(i)	the date falling one year after Project Completion; and

	(ii)	one year after the Issuer’s initial Public Offering,

such Public Offerings shall only be permitted subject to satisfaction of each of the following additional conditions in form and substance satisfactory to the Facilities Agent (acting reasonably):

(A)	the Sponsor shall (directly or indirectly) retain at least seventy per cent. (70%) of the voting Share Capital in the Issuer;

(B)	the Issuer has confirmed that:

(1)

the Issuer has confirmed that the Historic DSCR for the most Calculation Period ending on the most recent Calculation Date, and the Projected DSCR for each Prospective DSCR Calculation Period (on a 12-month rolling basis) until the Maturity Date is greater than 1.30x;

(2) on the most recent Calculation Date before the Public Offering, the Loan Life Cover Ratio is equal to or greater than 1.40x;

(3) on the most recent Calculation Date before the Public Offering and on each Calculation Date until the Maturity Date the Reserve Tail Ratio is not less than the Minimum Reserve Tail Ratio; and

(4) on the most recent Calculation Date before the Public Offering, the Leverage Ratio for the Calculation Period ending on that Calculation Date is not greater than 3.50x,

in each case calculated taking into account the application of proceeds of such Public Offering in accordance with the provisions of this Clause 31.3;

(C)	at the time of the Public Offering there is no Default or Event of Default continuing, and no Default or Event of Default would result from the of the Public Offering; and

(D)

the proceeds of a Public Offering occurring before Project Completion received by the Issuer (the “Public Offering Proceeds”) shall be applied by the Issuer for the following purposes and in the following order of priority:

(1)

first, to the extent EBRD becomes a Shareholder and wishes to sell its shares in the Issuer as part of the Public Offering, for payment of the relevant purchase price of EBRD’s shares in the Issuer; and

(2)	second:

	(aa)	with respect to any Public Offering Proceeds occurring before Project Completion in the same manner as set out under paragraphs (c)(iv) and (c)(v) of Clause 31.2 (Third Party Purchaser); and

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(bb)

with respect to any Public Offering Proceeds occurring after Project Completion, at the Issuer’s discretion, either to the Project Equity Account and then to the Project Proceeds Account, or to the Non-Project Operations Account, in each case, in accordance with the terms of this Project Debt Programme.

(c)	With respect to any Public Offerings occurring on and from the later of:

(i)	the date falling one year after Project Completion; and

(ii)	one year after the Issuer’s initial Public Offering,

such Public Offerings shall only be permitted subject to satisfaction of each of the following additional conditions in form and substance satisfactory to the Facilities Agent (acting reasonably):

(A)

the Sponsor shall (directly or indirectly) retain the power, directly or indirectly (1) to vote, or direct the voting of more than 51% of the voting rights of the Issuer; and (2) to direct or cause the direction of the management and policies of the Issuer, whether by contract or otherwise;

(B)

the Issuer has confirmed that the Historic DSCR for the most Calculation Period ending on the most recent Calculation Date, and the Projected DSCR for each Prospective DSCR Calculation Period (on a 12-month rolling basis) until the Maturity Date is greater than 1.30x;

(C)	at the time of the Public Offering there is no Default or Event of Default continuing, and no Default or Event of Default would result from the of the Public Offering; and

(D)	the Public Offering Proceeds shall be applied by the Issuer for the following purposes and in the following order of priority:

(1)

first, to the extent EBRD becomes a Shareholder and wishes to sell its shares in the Issuer as part of the Public Offering, for payment of the relevant purchase price of EBRD’s shares in the Issuer; and

(2)	second, at the Issuer’s discretion, either to:

(aa)	the Project Equity Account and then to the Project Proceeds Account; or

(bb)	the Non-Project Operations Account,

in each case, for application in accordance with the terms of this Project Debt Programme.

(d)

To the extent the Sponsor sells any of its direct or indirect shares in the Issuer or the Initial Shareholder as part of a Public Offering, the proceeds of such sale (the “Sponsor Sale Proceeds”) shall be transferred to the Project Equity Account, and then the Project Proceeds Account, for application in accordance with Clause 13.2(b) (Withdrawals from the Project Proceeds Account) provided that, the Issuer shall apply such Sponsor Sale Proceeds on the Repayment Date immediately following completion of such Public Offering, in accordance with Clause 7.12 (Mandatory Prepayment – Permitted Share Transfers).

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(e)

If, in the reasonably judgment of the Issuer the release of the Transaction Security over the shares which are the subject of a proposed Public Offering is required to have a successful Public Offering, the Bondholder Agent shall, at the cost and request of the Issuer release such Transaction Security.

(f)

If requested by the Issuer, the Parties agree to enter into good faith discussion on a no-obligations basis in connection with a Public Offering in respect of the Share Capital of the Issuer or the Initial Shareholder other than as permitted under this Clause 31.3 (Stock Exchange Listing).

31.4	Sponsor Corporate Transactions

Notwithstanding any other provision of this Clause 31 (Permitted Share Transfers), no corporate transaction occurring in respect solely of the Sponsor or its direct or indirect parent entities (including a public takeover of Sponsor) shall breach the terms of the Finance Documents or give rise to a Change of Control, Default, Event of Default or any prepayment obligation.

32.	EVENTS OF DEFAULT

Each of the events and circumstances described under the headings in this Clause 32, shall constitute a separate and independent Event of Default.

32.1	Non-payment

The Issuer does not pay on the due date any amount payable by it under any Finance Document, unless its failure to pay is caused by an administrative or technical error and payment is made within three (3) Business Days of its due date.

32.2	Financial Covenants

Any requirement of Clause 26 (Financial Undertakings) is not satisfied, provided that, there shall be no Event of Default if a Shareholder or the Sponsor elects to cure such Default through the provision of Equity Contributions to the Issuer, provided that:

(a) a Default under this Clause 32.2 (Financial Covenants) can only be cured by Equity Contributions up to five (5) times in aggregate across the term of the Project Debt Programme;

(b) a Default under this Clause 32.2 (Financial Covenants) cannot be cured by Equity Contributions on more than two (2) consecutive Calculation Dates, and

(c)

any Equity Contributions provided pursuant to this Clause 32.2 (Financial Covenants) are applied towards reduction of debt amounts used in ratio calculations within thirty (30) days of such Default arising in accordance with Clause 7.11 (Mandatory Prepayment – Cash Sweep).

32.3	Other Obligations

	(a)	An Obligor does not comply with any provision of any of the Finance Documents (other than those referred to in this Clause 32 (Events of Default)).

	(b)	No Event of Default will occur under paragraph (a) above if:

(i)

the subject matter of the relevant provision that has been breached is covered by Clause 32.1 (Non-payment), Clause 32.2 (Financial Covenants) or Clauses 32.4 (Non-Payment under the Shareholder Support Agreement) to (and including) 32.29 (Eligible Investment), unless such breach also amounts to an Event of Default under the applicable provision in this Clause 32 (Events of Default); or

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(ii)

the failure to comply is capable of remedy and is remedied within the relevant cure period set out in the relevant Finance Document including those specifically set out in this Clause 32 (Events of Default) or, if no cure period is specified, within twenty (20) Business Days of the earlier of:

			(A)	the Facilities Agent giving notice of such failure to comply to the Issuer; and

			(B)	the date on which the Issuer becomes aware or ought reasonably to have become aware of such failure to comply.

32.4	Non-Payment under the Shareholder Support Agreement

A Shareholder or, following the making of a demand on an Acceptable Credit Support the issuer of such Acceptable Credit Support, does not pay on the due date any amount payable by it under the Shareholder Support Agreement, unless such failure to pay is remedied within the relevant cure period set out in the Shareholder Support Agreement, or, if no such cure period applies, within five (5) Business Days of the earlier of:

	(a)	the Facilities Agent giving notice of such failure to comply to the Issuer; and

	(b)	the date on which the Issuer becomes aware or ought reasonably to have become aware of such failure to comply.

32.5	Change in Law

The occurrence of a Change in Law that is not covered by article 21 (Fair and Non-Discriminatory Treatment) of the Investment Agreement, provided that such Change in Law has, or is reasonably likely to have, a Material Adverse Effect.

32.6	Misrepresentation

Any representation, warranty or statement made or repeated or deemed to be made or repeated by any Obligor under any Finance Document, or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is, or proves to have been, incorrect or misleading in any material respect when made or repeated or deemed to be made or repeated.

32.7	Cross-default

	(a)	Subject to paragraph (d) below, any Financial Indebtedness of any Obligor, is not paid when due and such failure continues after the expiry of any originally applicable grace period.

	(b)	Subject to paragraph (d) below, any Financial Indebtedness of any Obligor:

	(i)	is declared to be or otherwise becomes due and payable prior to its specified maturity;

	(ii)	is placed on demand; or

	(iii)	is capable of being declared by a creditor to be due and payable prior to its specified maturity or is capable of being placed on demand,

in each case, as a result of an event of default (however described).

(c)	Any commitment for or underwriting of any Financial Indebtedness of any Obligor, is cancelled or suspended by a creditor of any Obligor, as a result of an event of default (however described).

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(d)

No Event of Default will occur under paragraphs (a) to (c) above if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (c) above is less than Euros three million (€3,000,000) (indexed).

32.8	Insolvency

	(a)	Any Obligor or any EPCM Contractor:

		(i)	is unable or admits inability to pay its debts as they fall due;

		(ii)	is deemed to, or is declared to, be unable to pay its debts under applicable law;

		(iii)	suspends or threatens to suspend making payments on any of its debts; or

(iv)

by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding any Finance Party in its capacity as such) with a view to rescheduling any of its indebtedness.

	(b)	The value of the assets of any Obligor or any EPCM Contractor is less than the value of its liabilities (taking into account contingent and prospective liabilities).

	(c)	Notwithstanding the above, it shall not be an Event of Default under this Clause 32.8 where:

		(i)	with respect to any EPCM Contractor, the applicable Insolvency Event described in paragraph (b) or (c) above is cured within fifteen (15) Business Days; and

(ii)

with respect to a Shareholder, within fifteen (15) Business Days, the Sponsor steps in to replace such Shareholder and becomes the entity contractually obligated to provide all Equity Contributions required to be provided pursuant to the Shareholder Support Agreement.

32.9	Insolvency Proceedings

	(a)	Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i)

the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, examinership, administration, bankruptcy, rehabilitation or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Obligor;

			(A)	a composition, compromise, assignment or arrangement with any creditor of any Obligor; or

(B)

the appointment of a liquidator, receiver, examiner, administrative receiver, administrator, compulsory manager or other similar officer in respect of any Obligor or any EPCM Contractor, or any of their respective assets,

		(ii)	or any analogous procedure or step is taken in any jurisdiction.

(b)

Notwithstanding sub-paragraph (a) above it shall not be an Event of Default under this Clause 32.9 where the relevant insolvency proceeding is being contested by the relevant Obligor or the relevant EPCM Contractor and is discharged, stayed or dismissed within thirty (30) days of such proceeding being commenced.

32.10	Creditors’ Process

Any person other than a Finance Party has taken possession of any of the asset(s) of the Issuer, or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all any asset(s) of the Issuer and such party maintains possession, in each case which have an aggregate value which exceeds Euros three million (€3,000,000) (indexed), provided that it will not be an Event of Default under this Clause 32.10 where the same is released within twenty (20) Business Days of the relevant attachment, sequestration, distress or execution or any analogous process.

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32.11	Cessation of Business

	(a)	Any Obligor or Material Project Party suspends or ceases to carry on all or a material part of its business.

	(b)	Any event occurs which prevents the Issuer from accessing all or substantially all of the Project Assets for a period of thirty (30) consecutive days or longer.

32.12	Unlawfulness

	(a)	It is or becomes unlawful for:

		(i)	any Obligor or any Material Project Party to perform any of its obligations under the Finance Documents; or

		(ii)	any Obligor to perform any of its obligations under any Material Project Document.

	(b)	No Event of Default will occur under paragraph (a) above if:

		(i)	the breach by the Obligor is remedied within five (5) Business Days; and

		(ii)	the breach by the Material Project Party is remedied within twenty (20) Business Days,

of the earlier of:

			(A)	the Facilities Agent giving notice of such unlawfulness to the Issuer; and

			(B)	the date on which the Issuer becomes aware or ought reasonably to have become aware of such unlawfulness.

32.13	Transfer of Shares

There is a breach of the provisions of Clause 31 (Permitted Share Transfers).

32.14	Sanctions and Anti-corruption

	(a)	The breach of Clause 27.9 (Anti-corruption) or Clause 28.18 (Sanctions).

	(b)	No Event of Default will occur under paragraph (a) above if, the breach is capable of remedy and remedied within five (5) Business Days of the earlier of:

		(i)	the Facilities Agent giving notice of such breach to the Issuer; and

		(ii)	the date on which the Issuer becomes aware or ought reasonably to have become aware of such breach.

32.15	Cost Overrun

The LTA provides in its latest Construction Progress Report (or otherwise notifies the Facilities Agent and the Issuer in accordance with the terms of this Project Debt Programme) that there is a Cost Overrun, except that no Event of Default will occur under this Clause 32.15 if:

(a)

such Cost Overrun does not exceed the maximum amount payable or otherwise committed under the Shareholder Support Agreement (as supported by an Acceptable Credit Support) and the amount capable of being drawn under the Series Project Cost Overrun Bond; and

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(b) in any other case, the breach is remedied within five (5) Business Days of the earlier of:

(i) the Facilities Agent giving notice of such breach to the Issuer; and

(ii) the date on which the Issuer becomes aware or ought reasonably to have become aware of such breach.

32.16	Completion

Project Completion has not occurred on or prior to the Longstop Date.

32.17	Effectiveness of Finance Documents

(a)

Any Finance Document is terminated (other than in accordance with its terms), rescinded, or repudiated by an Obligor and such termination, recission or repudiation is materially adverse to the interest of the Bondholders under the Finance Documents as a whole.

(b)

Any Security Document does not create legal, valid, binding and enforceable security over the assets charged under that Security Document or the ranking or priority of such security is adversely affected or any Transaction Security ceases to be effective.

(c) No Event of Default will occur under paragraph (a) or (b) above if, the breach is capable of remedy and remedied within five (5) Business Days of the earlier of:

(i) the Facilities Agent giving notice of such breach to the Issuer; and

(ii) the date on which the Issuer becomes aware or ought reasonably to have become aware of such breach.

32.18	Material Project Documents

Any:

(a) party to a Material Project Document breaches any material term of any Material Project Document; or

(b)

Material Project Document is terminated (except to the extent that such Material Project Document has been discharged in accordance with its terms following discharge of all obligations thereunder or with the prior written consent of the Facilities Agent) or rescinded or repudiated, unless:

(i)	such default or event has, if applicable, been remedied within the time period prescribed or applicable grace period under the Material Project Document; or

(ii)	(A)

within fifteen (15) Business Days of the relevant event, the Issuer provides the Facilities Agent with an initial outline plan for the replacement of the relevant Material Project Document, which is satisfactory to the Majority Bondholders, and consults with the Facilities Agent as to such replacement plan;

(B)

within thirty (30) Business Days of such occurrence, the Issuer provides the Facilities Agent with a final plan for the replacement of the relevant Material Project Document, which is satisfactory to the Bondholders; and

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(C)

the Issuer proceeds with the replacement of the relevant Material Project Document in accordance with the final plan approved by the Majority Bondholders in order to complete the replacement within sixty (60) Business Days of the relevant occurrence.

32.19	Expropriation

Any:

(a)

Project Assets or Project Production which is material to the Project or any other assets which are material to the Issuer’s operations are seized, expropriated, nationalised, acquired, confiscated, requisitioned or administered (whether compulsorily or not) and whether in a single event or in a series of events by any Competent Authority;

(b) withdrawal, revocation or suspension of any Project Authorisations or other authorisations by any Governmental Entity which prevents the continued construction or operation of the Project; or

(c)

Share Capital which is subject to a Security Interest pursuant to the Security Documents is seized, expropriated, nationalised, acquired, confiscated, requisitioned or administered (whether compulsorily or not) by any Competent Authority, in each case, unless the Investment Agreement contains a remedy in respect of such circumstances and provided that:

(i) the Issuer acts in good faith to protect the interests of the Project and to resolve such circumstances; and

(ii) in respect of any circumstance described in limb (b) above, such circumstance is remedied within three-hundred and sixty-five (365) days from the date of such withdrawal, revocation, or suspension.

32.20	Loss or Damage

The whole or a substantial part of the Project Assets are lost or damaged and are not capable of repair or reinstatement.

32.21	Suspension or Abandonment

The Issuer takes any action to:

(a) abandon all, or substantially all, Project related activities;

(b)	put the Project on care and maintenance for a continuous period of thirty (30) days or longer; or

(c)

otherwise suspend or fail to maintain the development, construction or mining or processing operations at the Project, in each case, as each such activity is applicable to the stage of development of the Project, provided that no Event of Default shall be deemed to have occurred under this Clause:

	(i)	if, in respect of any suspension:

		(A)	such suspension is for sound operational reasons;

		(B)	such suspension would not reasonably be expected to last more than thirty (30) days;

		(C)	the Issuer has notified the Facilities Agent (which, in turn, shall promptly notify the Bondholders) of such suspension; and

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			(D)	the Project and its operations are restored and operating substantially as at the time prior to such suspension not later than twenty (20) days after the commencement of such suspension; or

(ii)

until the Project has been in care and maintenance mode for a continuous period of thirty (30) days, if the Issuer has provided the Facilities Agent and the LTA with evidence, in form and substance reasonably satisfactory to the Facilities Agent (acting on the advice of the LTA (acting reasonably)), explaining the necessity for the continuous period of thirty (30) days to be extended to a continuous period of further fifteen (15) days and evidencing that the preceding continuous period of forty-five (45) days have been utilised in good faith towards resuming the construction or operation of the Project (as applicable).

32.22	Audit Qualifications

The auditor’s opinion delivered in connection with the audited financial statements required under paragraph (b) of Clause 24.30 (Financial Statements) and Clause 25.6 (Financial Statements) do not comply with the requirements of paragraph (b)(iii) of Clause 25.7 (Requirements as to Financial Statements) or clause 11.3 (Financial Statements) of the Shareholder Support Agreement (as applicable).

32.23	Material Adverse Effect

Any event occurs or series of events occur which individually or together has a Material Adverse Effect.

32.24	Insurance

	(a)	A material breach of the insurance undertakings referred to in Clauses 25.8 (Notification of Event of Default), 25.11 (Insurance Report), 25.13 (Insurance Information) or 29.6 (Insurances) occurs.

	(b)	No Event of Default will occur under paragraph (a) above if, the breach is remedied within twenty (20) Business Days of the earlier of:

		(i)	the Facilities Agent giving notice of such breach to the Issuer; and

		(ii)	the date on which the Issuer becomes aware or ought reasonably to have become aware of such breach.

32.25	Immunity

The Issuer claims immunity from set-off, judgment, attachment, suit or execution for itself or any of its assets under, or in connection with, any Finance Document to which it is a party.

32.26	Litigation

The commencement of litigation, arbitration or administrative proceedings of or before any court, arbitral body or administrative agency, which are reasonably expected to be adversely determined, and which if adversely determined, is reasonably likely to have a Material Adverse Effect.

32.27	Material Authorisations and Permits

With respect to any material Project Authorisations or Environmental or Social Permit required in respect of the Project or the Non-Project Operations of the Issuer:

(a) withdrawal, revocation or suspension thereof; or

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	(b)	the Greek State rejects the issuance, renewal or extension thereof in breach of the Investment Agreement;

in each case, to the extent not remedied in accordance with the terms of the Investment Agreement within three-hundred and sixty-five (365) days from the date of such withdrawal, revocation, suspension or rejection.

32.28	Funding of the Reserve Accounts

(a)

If, at any time, on and from the date falling three (3) months prior to the First Repayment Date until the Termination Date, the balance on the Debt Service Reserve Account is less than the DSRA Required Balance unless such failure to fund is remedied with Equity Contribution as set out in Clause 32.2 (Financial Covenants)

(b)

If the balance standing to the credit of the Debt Service Reserve Account at any time on or after the First Repayment Date is less than the applicable DSRA Required Balance solely as a result of a withdrawal from the Debt Service Reserve Account in accordance with Clause 13.5(c) (Withdrawals from the Debt Service Reserve Account), such resulting shortfall in the DSRA Required Balance shall not, of itself, amount to an Event of Default unless the balance standing to the credit of the Debt Service Reserve Account is less than the applicable DSRA Required Balance on the Project Interest Payment Date immediately following the making of such payment.

(c)

If, at any time, on and from the First Repayment Date until Project Completion, the balance on the Sustaining Capital Account is less than fifty percent (50%) of projected Sustaining Capital Expenditure on the Project for the forthcoming period of twelve (12) months.

	(d)	No Event of Default will occur under this Clause 32.28 if, the breach is remedied within twenty (20) Business Days of the earlier of:

		(i)	the Facilities Agent giving notice of such breach to the Issuer; and

		(ii)	the date on which the Issuer becomes aware or ought reasonably to have become aware of such breach.

32.29	Eligible Investment

	(a)	The Issuer commits any Irregularity.

	(b)	The Issuer allocates the amounts of the Project RRF Loans for a purpose different from that for which they are granted, as defined in this Project Debt Programme.

(c)

Other than in the case of a RRF Mandatory Cancellation and Prepayment Event, it is found at any time that the Issuer and/or the Eligible Investment and/or the Project RRF Loans and/or the purpose and/or the use thereof did not initially meet or ceases to meet at a later stage the Eligibility Criteria.

	(d)	No Event of Default will occur under this Clause 32.29 if, the breach is capable of remedy and is remedied within twenty (20) Business Days of the earlier of:

(i) the Facilities Agent giving notice of such breach to the Issuer; and

(ii) the date on which the Issuer becomes aware or ought reasonably to have become aware of such breach.

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32.30	Consequences of an Event of Default

On and at any time after the occurrence of an Event of Default which is continuing the Facilities Agent may, and shall if so directed by the Majority Bondholders, by written notice to the Issuer and at all times subject to, and in accordance with, the terms of the Intercreditor Agreement:

	(a)	suspend the Total Series Subscription Commitments or any part of the Series Subscription Commitments;

	(b)	cancel the Total Series Subscription Commitments or any part of the Series Subscription Commitments at which time they shall be immediately cancelled;

(c)

declare that all or part of the Project Bonds, together with accrued interest and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, at which time they shall become immediately due and payable;

(d)

declare that all or part of the Project Bonds be payable on demand, at which time they shall immediately become payable on demand by the Facilities Agent on the instructions of the Majority Bondholders;

	(e)	take any steps contemplated under any Direct Agreement; and/or

	(f)	exercise or direct the Bondholder Agent or any Account Bank to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

33.	ROLE OF THE BONDHOLDER AGENT, THE FACILITIES AGENT, THE ACCOUNT BANK, THE MANDATED LEAD ARRANGER AND OTHERS

33.1	Appointment and duties of the Bondholder Agent

(a)

The Issuer hereby appoints the Bondholder Agent as agent for the Bondholders and any Hedging Counterparties, save in respect of the duties performed by the Facilities Agent as set out under Clause 33.28 (Duties of the Facilities Agent).

	(b)	The Bondholder Agent has only those duties which are expressly specified in the Finance Documents and under the Company Law and the RRF Legal Framework.

	(c)	Each Bondholder and any Hedging Counterparty irrevocably authorises the Bondholder Agent to:

(i)

perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions that are specifically given to it under the Finance Documents (including, without limitation the enforcement and release of security), together with any other incidental rights, powers, authorities and discretions; and

(ii)	execute each Finance Document (and any other document approved by the relevant Bondholder) expressed to be executed by the Bondholder Agent.

	(d)	The Bondholder Agent shall promptly forward to a Party the original or a copy of any document which is delivered to it by any other Party.

33.2	Bondholders’ instructions

	(a)	The Bondholder Agent shall:

(i)

unless a contrary indication appears in a Finance Document or the RRF Legal Framework, exercise or refrain from exercising any right, power, authority or discretion vested in it as Bondholder Agent in accordance with any instructions given to it by:

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(A)	all Bondholders and Hedging Counterparties if the relevant Finance Document stipulates the matter is a decision for all Bondholders and Hedging Counterparties; and

(B)	in all other cases, the Majority Bondholders; and

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above.

(b)

The Bondholder Agent is fully protected if it acts in accordance with the instructions given to it as specified in paragraph (a) above in the exercise of any right, power or discretion or any matter not expressly provided for in the Finance Documents. The Bondholder Agent must comply with any such instructions given by the Majority Bondholders. Any instructions given by the Majority Bondholders will be binding on all the Bondholders and any Hedging Counterparties.

(c)

The Bondholder Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Bondholders (or, if the relevant Finance Document stipulates the matter is a decision for any other Bondholder or group of Bondholders, from that Bondholder or group of Bondholders) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Bondholder Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

(d)

The Bondholder Agent is not authorised to act on behalf of a Bondholder or any Hedging Counterparty (without first obtaining that Bondholder’s or Hedging Counterparty’s consent (as relevant)) in any legal or arbitration proceedings in connection with any Finance Document.

(e)

In respect of the Project RRF Loans, the Bondholder Agent is authorised to act on behalf of the Greek State and take specific actions, without the Greek State’s prior consent, i.e. indicatively the granting or releasing of any Security Interest or waivers, restructuring, amendment or termination of this Project Debt Programme, the participation and voting in Bondholders meetings etc.

(f)

The Bondholder Agent may refrain from acting in accordance with any instructions until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.

(g)	The Bondholder Agent shall not be liable to the Bondholders or any Hedging Counterparty for any losses caused by its simple negligence.

(h)	Paragraph (a) above shall not apply:

(i)	where a contrary indication appears in this Project Debt Programme;

(ii)	where this Project Debt Programme requires the Bondholder Agent to act in a specified manner or to take a specified action; and/or

(iii)

 in respect of any provision which protects the Bondholder Agent’s own position in its personal capacity as opposed to its role of Bondholder Agent for the Bondholders and the Hedging Counterparties including, without limitation, Clauses 33.4(c) (Bondholder Agent’s Obligations), 33.5(b) (No Fiduciary Duties), 33.6 (Business with the Issuer) to 33.8 (Responsibility for documentation), 33.11 (Exclusion of Liability), 33.18 (Confidentiality), 33.20 (Information from the Bondholders and the Hedging Counterparties) to 33.24 (Custodians and nominees) and Clause 33.26 (Acceptance of title).

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(i)

In exercising any discretion to exercise a right, power or authority under the Finance Documents where, it has not received any instructions as to the exercise of that discretion, the Bondholder Agent shall do so having regard to the interests of all the Bondholders and the Hedging Counterparties.

33.3	Bondholders – Meetings of the Bondholders

	(a)	The Bondholders are organised as a group in accordance with the provisions of this Project Debt Programme and do not have separate legal personality.

(b)

The Facilities Agent may at any time and shall if requested to do so by the Bondholders holding more than ten percent. (10%) of the outstanding Nominal Amount of all Project Bonds convene a meeting of Bondholders.

	(c)	Every meeting shall be held at such place as the Facilities Agent may approve.

(d)

All formalities concerning convening and holding meetings of Bondholders shall be governed by the Company Law and this Project Debt Programme. All notices of meeting or other formalities for the calling of a Bondholder meeting are made exclusively by notice in accordance with Clause 41 (Notices) and all relevant notices of meeting must be given at least five (5) Business Days before the proposed meeting. An actual meeting shall not be required if an appropriate resolution has been signed as provided for in paragraph (e) below.

(e)

Written resolutions signed by the Majority Bondholders, as the case may be, and whether signed in the same document or in counterparts, constitute valid and binding decisions of the relevant Bondholder meeting regardless of whether an actual meeting has taken place or any other formality complied with.

33.4	Bondholder Agent’s Obligations

(a)

The Bondholder Agent must promptly forward to the Bondholders and any Hedging Counterparty a copy of each document received by the Bondholder Agent from the Issuer in connection with any Project Bonds.

(b)

The Bondholder Agent must distribute to the Bondholders and any Hedging Counterparty their share of each payment received by it under the Finance Documents for the Bondholders (immediately after receipt) by payment to the account specified under the Register for each Bondholder.

(c)

The Bondholder Agent is not obliged to monitor or enquire as to whether or not a Default has occurred or as to the performance, default or any breach by any party of its obligations under any Finance Document. The Bondholder Agent is not deemed to have knowledge of the occurrence of a Default.

	(d)	If the Bondholder Agent:

		(i)	receives notice from the Issuer or a Bondholder referring to this Project Debt Programme, describing a Default and stating that the event is a Default; or

		(ii)	is aware of a non-payment of any principal, interest or any fee payable to a Bondholder under this Project Debt Programme,

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it must promptly notify the Bondholders.

(e)	The Bondholder Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

(f)

The Bondholder Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

(g)

The Bondholder Agent shall promptly issue a Reduction Certificate to an issuer of an Acceptable Credit Support following a request from the relevant Shareholder pursuant to clause 6.4 (Reduction of face values of Acceptable Credit Support) of the Shareholder Support Agreement.

33.5	No Fiduciary Duties

(a) Nothing in any Finance Document constitutes the Bondholder Agent as a trustee or fiduciary of any other. The Bondholder Agent does not have any financial or commercial duty of care for any person.

(b) The Bondholder Agent is not required to be bound to account to any Bondholder or any Hedging Counterparty for any sum or the profit element of any sum received by it for its own account.

33.6	Business with the Issuer

The Bondholder Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with the Issuer.

33.7	Rights and Discretions

(a) The Bondholder Agent may rely on:

(i) any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised; and

(ii) any certificate or statement made by a director, authorised signatory or employee of any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b)	The Bondholder Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Bondholders and Hedging Counterparties) that:

	(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 32.1 (Non-payment));

	(ii)	any right, power, authority or discretion vested in any Party, the Majority Bondholders has not been exercised;

(iii)

any instructions received by it from the Majority Bondholders, any Bondholders or any group of Bondholders are duly given in accordance with the terms of the Finance Documents; and unless it has received notice of revocation, that those instructions have not been revoked;

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	(iv)	any notice or request made by the Issuer (other than a Request) is made on behalf of and with the consent and knowledge of the Issuer; and

	(v)	if it receives any instructions to act in relation to the Transaction Security, that all applicable conditions under the Finance Documents for so acting have been satisfied.

(c)

The Bondholder Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisors or relevant experts and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(d)

Without prejudice to the generality of paragraph (c) above, the Bondholder Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Bondholder Agent (and separate from any lawyers instructed by the Bondholders or Hedging Counterparties) if the Bondholder Agent in its reasonable opinion deems this to be desirable.

(e)

The Bondholder Agent may act in relation to the Finance Documents through its personnel and agents and the Bondholder Agent shall not be liable for any error of judgment made by any such person; or be bound to supervise, or be in any way responsible for, any loss incurred by reason of misconduct, omission or default on the part of any such person, unless such error or such loss was directly caused by the Bondholder Agent’s gross negligence or wilful misconduct.

(f)	The Bondholder Agent may disclose to any other Party any information it reasonably believes it has received as agent or trustee under this Project Debt Programme.

(g)

Notwithstanding any other provision of any Finance Document to the contrary, none of the Bondholder Agent is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(h)

Notwithstanding any provision of any Finance Document to the contrary, the Bondholder Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

(i)

The rights, discretions and responsibilities of the Bondholder Agent against the Bondholders are regulated by this Project Debt Programme, as well as by the terms of the Operational Agreement and the RRF Legal Framework which shall prevail over this Clause and any Clause of this Project Debt Programme which refers to the rights, obligations and responsibilities of the Bondholder Agent.

33.8	Responsibility for documentation

The Bondholder Agent is not responsible or liable for:

(a)

the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Bondholder Agent or any other person in or in connection with the Finance Documents or the transactions contemplated in the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; or

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(b)

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Charged Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Charged Property.

33.9	Information

	(a)	The Bondholder Agent must promptly forward to the person concerned the original or a copy of any document which is delivered to it by a Party for that person.

	(b)	Except where a Finance Document specifically provides otherwise, the Bondholder Agent is not obliged to review or check the accuracy or completeness of any document it forwards to another Party.

	(c)	Except as provided in this Project Debt Programme, the Bondholder Agent does not have a duty:

(i)

either initially or on a continuing basis to provide any Bondholder or Hedging Counterparty with any credit or other information concerning the risks arising under or in connection with the Transaction Documents (including any information relating to the financial condition or affairs of the Issuer or its related entities or the nature or extent of recourse against any Party or its assets) whether coming into its possession or that of its related entities before, on or after the Signing Date; or

(ii) unless specifically requested to do so by a Bondholder in accordance with a Finance Document, to request any certificate or other document from the Issuer or any other person.

(d)

In acting as the Bondholder Agent, the agency division of the Bondholder Agent is treated as a separate entity from its other divisions and departments. Any information acquired by the Bondholder Agent which, in its reasonable opinion, is acquired by it otherwise than in its capacity as Bondholder Agent may be treated as confidential by it and will not be treated as information in the possession of the Bondholder Agent in its capacity as such.

(e)

The Issuer irrevocably authorises the Bondholder Agent to disclose to the Bondholders or any Hedging Counterparty any information which, in its reasonable opinion, is received by it in its capacity as the Bondholder Agent.

33.10	No duty to monitor

The Bondholder Agent shall not be bound to enquire:

	(a)	whether or not any Default has occurred;

	(b)	as to the performance, default or any breach by any Party of its obligations under any Finance Document; or

	(c)	whether any other event specified in any Finance Document has occurred.

33.11	Exclusion of Liability

	(a)	Without limiting paragraph (b) below, the Bondholder Agent will not be liable (including for negligence or any other category of liability whatsoever) for:

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(i)

any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Finance Document or the Transaction Security, unless directly caused by its gross negligence or wilful misconduct; or

(ii)	any shortfall which arises on the enforcement or realisation of the Charged Property;

(iii)

exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Finance Document, the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document or the Transaction Security; or

(iv)	without prejudice to the generality of paragraphs (i) to (iii) above, any damages, costs, losses, any diminution in value or any liability whatsoever arising as a result of:

	(A)	any act, event or circumstance not reasonably within its control; or

	(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets; breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)

No Party (other than the Bondholder Agent) may take any proceedings against any officer, employee or agent of the Bondholder Agent, in respect of any claim it might have against the Bondholder Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document or any Transaction Document and any officer, employee or agent of the Bondholder Agent may rely on this clause.

(c)

The Bondholder Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Bondholder Agent if the Bondholder Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Bondholder Agent for that purpose.

(d)	Nothing in this Project Debt Programme shall oblige the Bondholder Agent to carry out:

	(i)	any “know your customer” or other checks in relation to any person; or

	(ii)	any check on the extent to which any transaction contemplated by this Project Debt Programme might be unlawful for any Bondholder or Hedging Counterparty,

on behalf of any Bondholder or any Hedging Counterparty and each Bondholder and any Hedging Counterparty confirms to the Bondholder Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Bondholder Agent.

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(e)

Neither the Bondholder Agent will be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of any act, event or circumstance not reasonably within its control; or the general risks of investment in, or the holding of assets in, any jurisdiction, including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(f)

Without prejudice to any provision of any Finance Document excluding or limiting the Bondholder Agent’s liability, any liability of the Bondholder Agent arising under or in connection with any Finance Document or the Transaction Security shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Bondholder Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Bondholder Agent at any time which increase the amount of that loss. In no event shall the Bondholder Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Bondholder Agent has been advised of the possibility of such loss or damages.

33.12	Bondholders’ Indemnity to the Bondholder Agent

(a)

Each Bondholder shall (in proportion to its share of the Total Series Subscription Commitments or, if the Total Series Subscription Commitments are then zero, to its share of the Total Series Subscription Commitments immediately prior to their reduction to zero) indemnify the Bondholder Agent, within five (5) Business Days of demand, against any cost, loss or liability (including for negligence or any other category of liability whatsoever) incurred by the Bondholder Agent (otherwise than by reason of the Bondholder Agent’s gross negligence or wilful misconduct) notwithstanding the Bondholder Agent’s negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Bondholder Agent in acting as Bondholder Agent under the Finance Documents (unless the Bondholder Agent has been reimbursed by the Issuer pursuant to that Finance Document as the case may be).

	(b)	Subject to paragraph (c) below, the Issuer shall immediately on demand reimburse any Bondholder for any payment that Bondholder makes to the Bondholder Agent pursuant to paragraph (a) above.

(c)

Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Bondholder or any Hedging Counterparty claims reimbursement relates to a liability of the Bondholder Agent to the Issuer.

33.13	Replacement of the Bondholder Agent

	(a)	The Majority Bondholders may replace the Bondholder Agent in accordance with the provisions of Clause 33.14(a) (Resignation of the Bondholder Agent).

	(b)	In the event that the replacement of the Bondholder Agent is due to the termination of the Operational Agreement between the Bondholder Agent and the Greek State:

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(i)

the Issuer and the Bondholders hereby provide their respective explicit, irrevocable and unconditional consent for the selection of the credit institution by the Greek State that will assume the role of the Bondholder Agent; and

(ii)

irrespective of the termination of the Operational Agreement, the Bondholder Agent shall continue to exercise its rights and obligations under the Finance Documents until it receives notification of the appointment of a successor Bondholder Agent, which shall meet the requirements set out in the Operational Agreements.

33.14	Resignation of the Bondholder Agent

(a)

The Bondholder Agent may resign by giving ten (10) Business Days’ written notice to the Bondholders, the Hedging Counterparties and the Issuer, in which case the Majority Bondholders (which shall in any case include the Greek State) may by resolution appoint a successor Bondholder Agent, provided that this successor meets the requirements of the Operational Agreements, in accordance with the provisions of the RRF Legal Framework.

(b)

If the Majority Bondholders have not appointed a successor Bondholder Agent in accordance with paragraph (a) above within thirty (30) days after notice of resignation was given, the Bondholder Agent (after consultation with the Issuer) may appoint a successor Bondholder Agent, provided that such successor meets the requirements of the Operational Agreements, in accordance with the provisions of the RRF Legal Framework.

(c)

The retiring Bondholder Agent shall, at its own cost, make available to the successor Bondholder Agent such documents and records and provide such assistance as the successor Bondholder Agent may reasonably request for the purposes of performing its functions as Bondholder Agent under the Finance Documents (whether or not those documents were required to be delivered to the Bondholder Agent pursuant to this Project Debt Programme).

(d)	The Bondholder Agent’s resignation notice shall only take effect upon the appointment of a successor and the transfer of its rights and obligations under the Finance Documents.

(e)

Upon the appointment of a successor, the retiring Bondholder Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of Clause 33.12 (Bondholders’ Indemnity to the Bondholder Agent) and this Clause 33.14. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(f)

After consultation with the Issuer, the Majority Bondholders may, by notice to the Bondholder Agent, require it to resign in accordance with paragraph (a) above. In this event, the Bondholder Agent shall resign in accordance with paragraph (a) above. If the Bondholder Agent does not comply with this obligation within any time period specified by the Majority Bondholders, the Majority Bondholders may terminate the appointment of the Bondholder Agent and appoint a successor Bondholder Agent by notice in writing to the Issuer and the original Bondholder Agent.

33.15	Notice period

Where this Project Debt Programme specifies a minimum period of notice to be given to the Bondholder Agent, it may, at its discretion, accept a shorter notice period.

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33.16	Certificates

The Bondholder Agent must at the request of each Bondholder and any Hedging Counterparty and at the cost of such requesting Bondholder or Hedging Counterparty promptly issue any certificate or confirmation relating to the rights or obligations of such Bondholder or Hedging Counterparty in respect of the Finance Documents. This power of the Bondholder Agent as well as all the powers, responsibilities and obligations/rights of the Bondholder Agent, in accordance with the present and the RRF Legal Framework are maintained in any case until the occurrence of an event which (in accordance with the terms hereof, the Company Law, the Operational Agreement and the RRF Legal Framework in general) results in the release of the Bondholder Agent from its obligations.

33.17	Majority Bondholders

(a)

If the Bondholder Agent takes, or refrains from taking, any action which in either case requires the instructions or consent of the Majority Bondholders such instructions or consent shall (unless the contrary is proved) be deemed to have been received by the Bondholder Agent and except as provided in paragraph (b) below, no party shall be required or entitled to enquire as to the existence of such instructions or consent except in relation to the items provided for in article 65.3(c) of the Company Law but without prejudice to article 65.6 of the Company Law.

(b)

The Bondholder Agent must at the written request of each Bondholder and each Hedging Counterparty and at the cost of such requesting Bondholder or any Hedging Counterparty promptly provide evidence of the relevant instructions or consent of the Majority Bondholders required in relation to any action or inaction of the Bondholder Agent.

33.18	Confidentiality

(a)

In acting as agent for the Bondholders and any Hedging Counterparties, the Bondholder Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)

If information is received by another division or department of the Bondholder Agent, it may be treated as confidential to that division or department and the Bondholder Agent shall not be deemed to have notice of it.

(c)

Notwithstanding any other provision of any Finance Document to the contrary, the Bondholder Agent is not obliged to disclose to any other person (i) any Confidential Information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

33.19	Deduction from Amounts Payable by the Bondholder Agent

Subject to Clause 38 (Set-off), if any Party owes an amount to the Bondholder Agent under the Finance Documents the Bondholder Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Bondholder Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

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33.20	Information from the Bondholders and the Hedging Counterparties

Each Bondholder and Hedging Counterparty shall supply to the Bondholder Agent with any information that the Bondholder Agent may reasonably specify as being necessary or desirable to enable the Bondholder Agent to perform its functions as Bondholder Agent.

33.21	Credit appraisal by the Bondholders and Hedging Counterparties

Without affecting the responsibility of the Issuer for information supplied by it or on its behalf in connection with any Finance Document, each Bondholder and Hedging Counterparty confirms to the Bondholder Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a)	the financial condition, status and nature of the Issuer;

(b)

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Transaction Security and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(c)

whether that Bondholder or Hedging Counterparty has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the Transaction Security, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(d)

the adequacy, accuracy or completeness of any information provided by any person under or in connection with any Finance Document, the transactions contemplated by any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(e)

the right or title of any person in or to, or the value or sufficiency of any part of the Transaction Security, the priority of any of the Transaction Security or the existence of any Security Interest affecting the Transaction Security.

33.22	No responsibility to perfect Transaction Security

The Bondholder Agent shall not be liable for any failure to:

(a)	require the deposit with it of any deed or document certifying, representing or constituting the title of the Issuer to any of the Charged Property;

(b)	obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Finance Document or the Transaction Security;

(c)

register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under the law or regulation or to give notice to any person of the execution of any Finance Document or of the Transaction Security;

(d)

take, or require Issuer to take, any step to perfect its title to any of the Charged Property or to render the Transaction Security effective or to secure the creation of any ancillary Security Interest under any law or regulation; or

(e)	require any further assurance in relation to any Security Document.

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33.23	Insurance by Bondholder Agent

	(a)	The Bondholder Agent shall not be obliged:

		(I)	to insure any of the Charged Property;

		(ii)	to require any other person to maintain any insurance; or

		(iii)	to verify any obligation to arrange or maintain insurance contained in any Finance Document,

and the Bondholder Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.

(b)

Where the Bondholder Agent is named on any insurance policy as an insured party, it shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless the Majority Bondholders requests it to do so in writing and the Bondholder Agent fails to do so within fourteen (14) days after receipt of that request.

33.24	Custodians and nominees

The Bondholder Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any asset of the trust as the Bondholder Agent may determine, including for the purpose of depositing with a custodian this Project Debt Programme and the Bondholder Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Project Debt Programme or be bound to supervise the proceedings or acts of any person.

33.25	Delegation by the Bondholder Agent

(a)

Each of the Bondholder Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.

(b)

That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Bondholder Agent, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Bondholders and the Hedging Counterparties.

(c)

No Bondholder Agent, Receiver or Delegate shall be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of, any such delegate or sub-delegate.

33.26	Acceptance of title

The Bondholder Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that the Issuer may have to any of the Charged Property and shall not be liable for, or bound to require the Issuer to remedy, any defect in its right or title.

33.27	Appointment of the Facilities Agent

(a)

Each of the Mandated Lead Arrangers, the Underwriters and the Bondholders appoints the Original Facilities Agent to act as its facilities agent under and in connection with the Finance Documents on and from the Signing Date until the PB RRF Switch Date.

(b)

On and from the PB RRF Switch Date, each of the Mandated Lead Arrangers, the Underwriters and the Bondholders terminates the appointment of the Original Facilities Agent and appoints Piraeus Bank S.A. to act as its facilities agent under and in connection with the Finance Documents. Notwithstanding the provisions of Clauses 33.38 (Replacement of the Facilities Agent) and 33.39 (Resignation of the Facilities Agent), such replacement and designation of agency roles shall occur automatically without any further action, noting that the Issuer unconditionally and irrevocably consents to such appointment.

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(c)	The Original Facilities Agent shall promptly comply with Clause 33.39(c) (Resignation of the Facilities Agent) on the date of the termination of its appointment pursuant to paragraph (b) above.

(d)

Each of the Mandated Lead Arrangers, the Underwriters and the Bondholders authorises the Facilities Agent to exercise the rights, powers, authorities and discretions specifically given to the Facilities Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

33.28	Duties of the Facilities Agent

(a)

The Facilities Agent shall promptly forward to a Party the original or a copy of any document which is delivered to it by any other Party (provided that this shall not apply to a Transfer Certificate or Increase Confirmation).

(b)

The Facilities Agent must distribute to the Bondholders and any Hedging Counterparty their share of each payment received by it under the Finance Documents for the Bondholders (immediately after receipt) by payment to the account specified under the Register for each Bondholder.

(c)	The Facilities Agent must promptly notify the Bondholders and the Hedging Counterparty of any payment made under paragraph 33.4(b) above.

(d)	The Facilities Agent must obtain the prior approval of the Majority Bondholders before:

	(i)	granting any approval, agreement or consent to the Issuer or expressing an opinion under this Project Debt Programme;

	(ii)	taking any action in connection with any matters set out in article 65.3(c) of the Company Law.

(e)

The Facilities Agent must, if so requested in accordance with Clause 33.3 (Bondholders – Meetings of the Bondholders) convene a meeting of Bondholders in accordance with Clause 33.3 (Bondholders – Meetings of the Bondholders).

(f)

Except where a Finance Document specifically provides otherwise, the Facilities Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(g)

The Facilities Agent is not obliged to monitor or enquire as to whether or not a Default has occurred or as to the performance, default or any breach by any party of its obligations under any Finance Document. The Facilities Agent is not deemed to have knowledge of the occurrence of a Default.

(h)

If the Facilities Agent receives notice from a Party referring to this Project Debt Programme, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(i)

If the Facilities Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Facilities Agent, the Bondholder Agent, the Mandated Lead Arrangers or the Underwriters) under this Project Debt Programme it shall promptly notify the other Finance Parties.

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	(j)	The Facilities Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

(k)

The Facilities Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

33.29	Role of the Mandated Lead Arranger

Except as specifically provided in the Finance Documents, no Mandated Lead Arranger has any obligations of any kind to any other Party under or in connection with any Finance Document.

33.30	No Fiduciary Duties

	(a)	Nothing in any Finance Document constitutes the Facilities Agent or any Mandated Lead Arranger as a trustee or fiduciary.

	(b)	None of the Facilities Agent or the Mandated Lead Arrangers shall be bound to account to any Bondholder for any sum or the profit element of any sum received by it for its own account.

33.31	Business with the Issuer

The Facilities Agent and the Mandated Lead Arrangers may accept deposits from, lend money to and generally engage in any kind of banking or other business with the Issuer.

33.32	Rights and Discretions

(a)	The Facilities Agent may rely on:

	(i)	any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

	(ii)	assume that:

		(A)	any instructions received by it from the Majority Bondholders, any Bondholders or any group of Bondholders are duly given in accordance with the terms of the Finance Documents; and

		(B)	unless it has received notice of revocation, that those instructions have not been revoked; and

	(iii)	any certificate from any person:

		(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

		(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b)	The Facilities Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Finance Parties) that:

	(i)	no Default has occurred;

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	(ii)	any right, power, authority or discretion vested in any Party or any group of Bondholders has not been exercised;

	(iii)	any notice or request made by the Issuer (other than a Request) is made on behalf of and with the consent and knowledge of the Issuer.

(c)

The Facilities Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other relevant experts and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(d)

The Facilities Agent may act in relation to the Finance Documents through its personnel and agents and the Facilities Agent shall not be liable for any error of judgment made by any such person; or be bound to supervise, or be in any way responsible for, any loss incurred by reason of misconduct, omission or default on the part of any such person, unless such error or such loss was directly caused by the Facilities Agent’s gross negligence or wilful misconduct.

(e)	The Facilities Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Project Debt Programme.

(f)

Notwithstanding any other provision of any Finance Document to the contrary, none of the Facilities Agent or any Mandated Lead Arranger is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(g)

Notwithstanding any provision of any Finance Document to the contrary, the Facilities Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or Security Interest for, such risk or liability is not reasonably assured to it.

33.33	Majority Bondholders’ Instructions

(a)

Unless a contrary indication appears in a Finance Document or/and the RRF Legal Framework, the Facilities Agent shall (i) exercise any right, power, authority or discretion vested in it as Facilities Agent in accordance with any instructions given to it by the Majority Bondholders (or, if so instructed by the Majority Bondholders, refrain from exercising any right, power, authority or discretion vested in it as Facilities Agent) and (ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Bondholders.

(b)

Save in the case of decisions stipulated to be a matter for any other Bondholder or group of Bondholders under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Facilities Agent by the Majority Bondholders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties save for the Bondholder Agent.

(c)

The Facilities Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Bondholders (or, if the relevant Finance Document stipulates the matter is a decision for any other Bondholder or group of Bondholders, from that Bondholder or group of Bondholders) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Facilities Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

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(d)

The Facilities Agent may refrain from acting in accordance with the instructions of the Majority Bondholders (or, if appropriate, the Bondholders) until it has received such Security Interest as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

(e)

In the absence of instructions from the Majority Bondholders, (or, if appropriate, the Bondholders) the Facilities Agent may act (or refrain from taking action) as it considers to be in the best interest of the Bondholders.

(f)

The Facilities Agent is not authorised to act on behalf of a Bondholder (without first obtaining that Bondholder’s consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (f) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Security Documents or enforcement of the Transaction Security or the Security Documents.

33.34	Responsibility for Documentation

None of the Facilities Agent or any Mandated Lead Arranger:

(a)

is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Facilities Agent, the Issuer or any other person given in or in connection with any Finance Document or the transactions contemplated in the Finance Documents; or

(b)

is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document or the Transaction Security.

33.35	No duty to monitor

The Facilities Agent shall not be bound to enquire whether or not any Default has occurred; as to the performance, default or any breach by any Party of its obligations under any Finance Document; or whether any other event specified in any Finance Document has occurred.

33.36	Exclusion of Liability

(a)

Without limiting paragraph (b) below (and without prejudice to the provisions of paragraph 35.10(e) of Clause 35.10 (Disruption to Payment Systems etc.)), the Facilities Agent will not be liable (including for negligence) for any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Finance Document or the Transaction Security, unless directly caused by its gross negligence or wilful misconduct or exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Finance Document, the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document or the Transaction Security.

(b)

No Party (other than the Facilities Agent) may take any proceedings against any officer, employee or agent of the Facilities Agent, in respect of any claim it might have against the Facilities Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document or any Transaction Document and any officer, employee or agent of the Facilities Agent may rely on this Clause 33.36 (Exclusion of Liability).

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(c)

The Facilities Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Facilities Agent if the Facilities Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Facilities Agent for that purpose.

(d)

Nothing in this Project Debt Programme shall oblige the Facilities Agent or any Mandated Lead Arranger to carry out any “know your customer” or other checks in relation to any person on behalf of any Bondholder and each Bondholder confirms to the Facilities Agent and the Mandated Lead Arrangers that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Facilities Agent or any Mandated Lead Arranger.

(e)

The Facilities Agent will not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of any act, event or circumstance not reasonably within its control; or the general risks of investment in, or the holding of assets in, any jurisdiction, including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(f)

Without prejudice to any provision of any Finance Document excluding or limiting the Facilities Agent’s liability, any liability of the Facilities Agent arising under or in connection with any Finance Document or the Transaction Security shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Facilities Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Facilities Agent at any time which increase the amount of that loss. In no event shall the Facilities Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Facilities Agent has been advised of the possibility of such loss or damages.

33.37	Bondholders’ Indemnity to the Facilities Agent

(a)

Each Bondholder shall (in proportion to its share of the Total Series Subscription Commitments or, if the Total Series Subscription Commitments are then zero, to its share of the Total Series Subscription Commitments immediately prior to their reduction to zero) indemnify the Facilities Agent, within five (5) Business Days of demand, against any cost, loss or liability (including for negligence or any other category of liability whatsoever) incurred by the Facilities Agent otherwise than by reason of the Facilities Agent’s gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 35.10 (Disruption to Payment Systems etc.) notwithstanding the Facilities Agent’s negligence or gross negligence but not including any claim based on wilful misconduct or fraud by the Facilities Agent in acting as Facilities Agent under the Finance Documents (unless the Facilities Agent has been reimbursed by the Issuer pursuant to that Finance Document as the case may be).

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	(b)	Subject to paragraph (c) below, the Issuer shall immediately on demand reimburse any Bondholder for any payment that Bondholder makes to the Facilities Agent pursuant to paragraph (a) above.

	(c)	Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Bondholder claims reimbursement relates to a liability of the Facilities Agent to the Issuer.

33.38	Replacement of the Facilities Agent

	(a)	Subject to the provisions of the RRF Legal Framework, the Majority Bondholders may replace the Facilities Agent in accordance with the provisions of Clause 33.39 (Resignation of the Facilities Agent).

(b)	In the event that the replacement of the Facilities Agent is due to the termination of the Operational Agreement between the Facilities Agent and the Greek State:

	(i)	the Issuer hereby provides its explicit and unconditional consent for the selection of the credit institution by the Greek State that will assume the role of the Facilities Agent; and

(ii)

irrespective of the termination of the Operational Agreement, the Facilities Agent shall continue to exercise its rights and obligations under the Finance Documents until the appointment of a successor Facilities Agent, which shall meet the requirements set out in the Operational Agreements.

33.39	Resignation of the Facilities Agent

(a)

The Facilities Agent may resign by giving ten (10) Business Days’ written notice to the Bondholders and the Issuer, in which case the Majority Bondholders which shall in any case include the Greek State (after consultation with the Issuer) may by resolution appoint a successor Facilities Agent, provided that this successor meets the requirements of the Operational Agreements, in accordance with the provisions of the RRF Legal Framework.

(b)

If the Majority Bondholders have not appointed a successor Facilities Agent in accordance with paragraph (a) above within thirty (30) days after notice of resignation was given, the Facilities Agent (after consultation with the Issuer) may appoint a successor Facilities Agent, with the prior written consent of the Greek State, provided that this successor meets the requirements of the Operational Agreements, in accordance with the provisions of the RRF Legal Framework.

(c)

The retiring Facilities Agent shall, at its own cost, (unless it is resigning or its appointment is terminated in either case in accordance with paragraph (f) below in which case it shall be at the cost of the Issuer, unless it is an Impaired Agent) make available to the successor Facilities Agent such documents and records and provide such assistance as the successor Facilities Agent may reasonably request for the purposes of performing its functions as Facilities Agent under the Finance Documents (whether or not those documents were required to be delivered to the Facilities Agent pursuant to this Project Debt Programme).

	(d)	The Facilities Agent’s resignation notice shall only take effect upon the appointment of a successor and the transfer of its rights and obligations under the Finance Documents.

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(e)

Upon the appointment of a successor, the retiring Facilities Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of Clause 20.3 (Indemnity to the Facilities Agent) and this Clause 33. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(f)

After consultation with the Issuer, the Majority Bondholders may, by notice to the Facilities Agent, require it to resign in accordance with paragraph (a) above. In this event, the Facilities Agent shall resign in accordance with paragraph (a) above. If the Facilities Agent does not comply with this obligation within any time period specified by the Majority Bondholders, the Majority Bondholders may terminate the appointment of the Facilities Agent and appoint a successor Facilities Agent by notice in writing to the Issuer and the original Facilities Agent.

(g)

The Facilities Agent shall resign in accordance with paragraph (a) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Facilities Agent pursuant to paragraph (b) above) if on or after the date which is three (3) months before the earliest FATCA Application Date relating to any payment to the Facilities Agent under the Finance Documents, either:

(i)

the Facilities Agent fails to respond to a request under Clause 18.7 (FATCA Information) and the Issuer or a Bondholder reasonably believes that the Facilities Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)

the information supplied by the Facilities Agent pursuant to Clause 18.7 (FATCA Information) indicates that the Facilities Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)	the Facilities Agent notifies the Issuer and the Bondholders that the Facilities Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

and (in each case) the Issuer or a Bondholder reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Facilities Agent were a FATCA Exempt Party, and the Issuer or that Bondholder, by notice to the Facilities Agent, requires it to resign.

33.40	Confidentiality

(a)

In acting as agent for the Finance Parties, the Facilities Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)

If information is received by another division or department of the Facilities Agent, it may be treated as confidential to that division or department and the Facilities Agent shall not be deemed to have notice of it.

(c)

Notwithstanding any other provision of any Finance Document to the contrary, the Facilities Agent is not obliged to disclose to any other person (i) any Confidential Information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

33.41	Relationship with the Bondholders

(a)

The Facilities Agent may treat each Bondholder as a Bondholder, entitled to payments under this Project Debt Programme and acting through its Facility Office unless it has received not less than five (5) Business Days’ prior notice from that Bondholder to the contrary in accordance with the terms of this Project Debt Programme.

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(b)

Each Finance Party shall supply the Facilities Agent with any information that the Facilities Agent may reasonably specify as being necessary or desirable to enable the Facilities Agent to perform its functions as Facilities Agent.

33.42	Credit Appraisal by the Bondholders

Without affecting the responsibility of the Issuer for information supplied by it or on its behalf in connection with any Finance Document, each Bondholder confirms to the Facilities Agent and the Mandated Lead Arrangers that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a)	the financial condition, status and nature of the Issuer;

(b)

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and the Transaction Security and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(c)

whether that Secured Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the Transaction Security, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(d)

the adequacy, accuracy and/or completeness of any information provided by the Facilities Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(e)

the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security Interest affecting the Charged Property.

33.43	Deduction from Amounts Payable by the Facilities Agent

If any Party owes an amount to the Facilities Agent under the Finance Documents the Facilities Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Facilities Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

33.44	Reliance and Engagement Letters

Each Finance Party confirms that each Mandated Lead Arranger and the Facilities Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Mandated Lead Arrangers or the Facilities Agent) the terms of any reliance letter or engagement letters relating to any reports or letters provided by accountants and/or any Advisors in connection with the Finance Documents or the transactions contemplated in the Finance Documents (including any net asset letter in connection with the financial assistance procedures) and to bind it in respect of those reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

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33.45	Appointment of Advisors

The Facilities Agent may, acting reasonably, with the agreement of the other Finance Parties, at all times and at the cost of the Issuer appoint any additional consultants or advisors to act on behalf of the Finance Parties in relation to the Project and if any consultant or advisor resigns or its appointment otherwise ceases or is terminated, appoint a reputable replacement provided that such costs and expenses are pre agreed with the Issuer prior to incurring unless there is an Event of Default that is continuing.

33.46	Conduct of Business by the Finance Parties

No provision of this Project Debt Programme will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax,

other than, in respect of paragraphs (b) and (c) above only, paragraph (g) of Clause 18.2 (Tax Gross-up).

33.47	Role of Reference Banks

	(a)	No Reference Bank is under any obligation to provide a quotation or any other information to the Facilities Agent.

(b)

No Reference Bank will be liable for any action taken by it under or in connection with any Finance Document, or for any Reference Bank Rate, unless directly caused by its gross negligence or wilful misconduct.

(c)

No Party (other than the relevant Reference Bank) may take any proceedings against any officer, employee or agent of any Reference Bank in respect of any claim it might have against that Reference Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document, or to any Reference Bank Rate, and any officer, employee or agent of each Reference Bank may rely on this Clause 33.47.

33.48	Third party Reference Banks

A Reference Bank which is not a Party may rely on Clause 33.47 (Role of Reference Banks), paragraph (c) of Clause 46.2 (Exceptions) and Clause 47 (Confidentiality).

33.49	Account Bank’s Capacity

(a)

It is hereby agreed that the Account Bank is party to this Project Debt Programme for the purpose of performing the functions expressly mentioned herein (and no implied duties or obligations shall be read into this Project Debt Programme against the Account Bank), and the Account Bank is not, nor shall be construed to be, the agent or trustee of any other Party.

(b)

The Account Bank holds all monies in the Issuer Accounts as banker and not as trustee of any other Finance Party. Further, the Account Bank shall not segregate the Issuer’s money from that of the Account Bank and the Account Bank shall not be liable to account to the Issuer for any profits made by its use as banker of such funds.

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33.50	Account Bank’s Discretions

The Account Bank may:

(a)

engage (at the cost of the Issuer and (unless an Event of Default is continuing) following consultation with the Issuer) any reputable lawyers, accountants or other experts whose advice or services may to it seem necessary or expedient and rely upon any advice so obtained;

(b)

rely as to any matters of fact which might reasonably be expected to be within the knowledge of any other party to any of the Transaction Documents upon a certificate signed by or on behalf of such party;

(c)	rely upon any communication or document believed by it in good faith to be genuine;

(d)

assume that no Event of Default has occurred, that no other party to any of the Transaction Documents is in breach of or default under its obligations thereunder and that any representation made by the Issuer, a Disclosed Subsidiary or a Shareholder in connection with the Finance Documents is true, unless it has received notice to the contrary from any other Party; and

(e)

assume that all conditions for the making of any payment out of any Issuer Account which are specified in any of the Finance Documents have been satisfied, unless it has actual knowledge or actual notice to the contrary.

33.51	Excluded Obligations of the Account Bank

Notwithstanding anything to the contrary expressed or implied herein, the Account Bank shall not:

(a)	be bound to exercise any right, power or discretion vested in it under a Finance Document;

(b)	be under any duty or obligation to ensure that any funds withdrawn from any Issuer Account are actually applied for the purpose for which they are withdrawn;

(c)

be bound to do anything which may cause it to expend or risk its own funds or otherwise incur any liability in the performance of any of its duties or in the exercise of any rights, powers, authorities or discretions or otherwise in connection with this Project Debt Programme;

(d)

be bound to enquire as to the occurrence or otherwise of a Default, the performance by any other party to any of the Transaction Documents of its obligations thereunder or whether or not any representation made by the Issuer or the Shareholder in connection with the Finance Documents is true;

(e)	be bound to monitor the performance of any other party of its obligations under this Project Debt Programme or any other Finance Document;

(f)	be bound to account to any other Party for any sum or the profit element of any sum received by it for its own account;

(g)

be bound to disclose to any other person any information relating to any other Party, except that it will disclose to the Bondholder Agent any information it is expressly required to disclose pursuant to the Finance Documents or any other information relating to the Issuer Accounts or the Permitted Investments that is requested by the Bondholder Agent; or

(h)	be under any fiduciary duty towards any other Party.

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33.52	Indemnification of Account Bank

The Issuer shall, within seven (7) Business Days of demand by the Account Bank (which demand shall be accompanied by reasonable calculations or details of the amount demanded), indemnify the Account Bank, against any and all reasonably incurred actions, proceedings, costs, claims, losses, expenses (including incurred legal fees), liabilities, damages and penalties together with any value added tax thereon which the Account Bank may incur, otherwise than by reason of its own gross negligence, wilful default or fraud, in acting in its capacity as Account Bank under this Project Debt Programme or otherwise in the performance of its obligations thereunder.

33.53	Exclusion of Account Bank’s Liabilities

(a)

The Account Bank shall not be responsible for the accuracy and/or completeness of any information supplied by any other Party hereto, in connection herewith or with the Project or for the legality, validity, effectiveness, adequacy or enforceability of any Finance Documents.

(b)

Neither the Account Bank nor any of their officers, employees or agents shall be required to make any payment or distribution to the extent that the relevant balance on the Issuer Account is insufficient and shall incur no liability whatsoever from any non-payment or non-distribution in such circumstances.

(c)

Neither the Account Bank nor any of its officers, employees or agents shall be liable to any person or entity for any loss, liability, claim, debts, action, damages or expenses arising out of or in connection with its performance of any of its obligations under this Project Debt Programme save as are caused by its own or any of its officers’, employees’ or agents’ gross negligence, wilful default or fraud.

(d)

Under no circumstances will the Account Bank be liable to any Party or any other person for any indirect, incidental or consequential loss or damage (being, inter alia, loss of business, goodwill, opportunity or profit), other than where the loss or damage arises as a result of the Account Bank’s gross negligence, wilful default or fraud.

(e)

Provided that the conditions of paragraph (f) below have been met, the Account Bank shall not be responsible for any loss or damage, or failure to comply or delay in complying (in respect of any Force Majeure Event) with any duty or obligation, under or pursuant to this Agreement which results from a Force Majeure Event or any event where, in the opinion of the Account Bank, performance of any duty or obligation under or pursuant to this Agreement would or may be illegal or would result in it being in breach of any law, rule, regulation, or any decree, order, award, decision or judgment of any court, or practice, request, direction, notice, announcement or similar action (whether or not having the force of law but with which the Account Bank would normally comply) of any relevant government, government agency, regulatory authority, stock exchange or self-regulatory organisation to which the Account Bank is subject (including, without limitation, those of (i) the European Union or any Member State and (ii) Greece) and may without liability do anything which is, in its opinion, is necessary to comply with any such law, rule or regulation.

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(f)	If a Force Majeure Event occurs (in respect of the Account Bank and not, for the avoidance of doubt in respect of the Issuer), the Account Bank shall:

(i)

promptly after it becomes aware of it (or ought reasonably to have become aware of it), notify the other Parties specifying (to the extent available) the nature, extent, likely duration and estimated consequences and effect of that Force Majeure Event affecting it, and shall also give the other Parties such other information about that Force Majeure Event as any of the other Parties may reasonably require;

(ii)

take such action as is reasonably practicable to prevent and reduce to a minimum and mitigate the effects of any delay occasioned by the Force Majeure Event affecting it. The Account Bank shall keep the other Parties regularly updated (as determined by the Account Bank acting reasonably) of the actions which it has taken or proposes to take under this paragraph (f) on a regular basis, as determined by the Account Bank (acting reasonably); and

(iii)

pending the resumption of performance of its obligations, keep the other Parties fully informed of such information as may reasonably be required by the other Parties, including the effect which the relevant Force Majeure Event affecting it is estimated to have on the performance of its obligations under this Project Debt Programme.

33.54	Issuer’s Undertakings to Account Bank

	(a)	The Issuer undertakes to the Account Bank that:

(i)	it will provide, promptly upon request, to the Account Bank with all documentation and other information reasonably required by it from time to time to comply with FATCA and applicable law; and

(ii)	it will notify the Account Bank in writing within thirty (30) days of becoming aware of any change that affects the Issuer’s status pursuant to FATCA and applicable law.

(b)

It shall be the sole responsibility of the Issuer to determine whether a deduction or withholding is or will be required from any payment to be made and to procure that such deduction or withholding is made in a timely manner to the appropriate Governmental Entities.

33.55	Withholding by Account Bank

Any payment by the Account Bank under this Project Debt Programme will be made without any deduction or withholding for or on account of any Taxes unless the Issuer is prevented by operation of law from making or causing to be made those payments without such deduction or withholding, whereupon Clause 18.2 (Tax Gross-up) shall apply. To the extent required by the operation of FATCA, the Account Bank will be obliged to comply with FATCA and the Issuer acknowledges that this may require the Account Bank to deal directly with the relevant Governmental Entities in respect of the payment by the Issuer of any Tax deductions payable in accordance with the operation of FATCA.

33.56	Account Bank’s Business

The Account Bank may accept deposits from, lend money to and generally engage in any kind of banking or other business with the Issuer or any other party to any of the Finance Documents.

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33.57	Resignation of the Account Bank

(a)

The Account Bank may resign its appointment hereunder at any time by giving not less than thirty (30) days’ prior written notice to that effect to the Bondholder Agent, the Facilities Agent and the Issuer; and

(b)

the Bondholder Agent or the Issuer (with the prior consent of the Bondholder Agent which shall be given provided the Issuer is in compliance with the requirements of the Finance Documents in relation to the Issuer Accounts) may at any time remove the Account Bank from its appointment hereunder by giving not less than sixty (60) days’ prior written notice to that effect to each other Party (each such notice, a “Cessation Notice”), provided that no resignation or removal of the Account Bank shall be effective until a successor is appointed in accordance with this Project Debt Programme (with such successor being another bank or financial institution which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets with a credit rating which is no less than the relevant credit rating specified in the definition of Rating Downgrade).

(c)

Upon receipt of a Cessation Notice, the Bondholder Agent, after consultation with the Issuer, shall nominate a bank as a successor to the resigning Account Bank. If no such nomination is made by the Bondholder Agent before the date specified in the Cessation Notice as being the date on which the resigning Account Bank wishes to cease to be a party to this Project Debt Programme (the “Cessation Date”) (which date shall be, a Business Day falling not less than sixty (60) days after the date of delivery of the Cessation Notice to the Bondholder Agent), then the resigning Account Bank may nominate such a successor itself and provide such necessary “know your customer” documentation as may be required by the Finance Parties in respect of such successor, in form and substance satisfactory to the Finance Parties. The Account Bank shall be required to extend the Cessation Date until such date a successor is appointed as per the terms of this Project Debt Programme.

(d)

Any reasonably incurred costs directly associated with the resignation of the Account Bank and replacement of the Account Bank pursuant to Clauses 33.57(a) and 33.57(c) (Resignation of the Account Bank) above, and any transfer of funds consequent on such resignation (including any transfer of funds or foreign exchange costs) shall be for the account of the Issuer.

33.58	Rating Downgrade of the Account Bank

(a) As soon as reasonably practicable following the occurrence of a Rating Downgrade, the affected Account Bank shall notify each of the Bondholder Agent and the Issuer of such occurrence.

(b)

If the Bondholders so require (in their absolute discretion), by serving a Cessation Notice, the affected Account Bank shall be replaced pursuant to the procedure set out in Clause 33.57(c) (Resignation of the Account Bank) above.

33.59	Successor Account Bank

(a)

If a successor Account Bank is nominated under the provisions of Clause 33.57 (Resignation of the Account Bank), then on the Cessation Date and provided such successor has executed and delivered to the Bondholder Agent a deed of novation in such form as the Bondholder Agent may require undertaking to become a party to and bound by the terms and conditions of this Project Debt Programme:

(i)

any amounts standing to the credit of the relevant Issuer Accounts maintained by the retiring Account Bank shall be transferred to the accounts in the name of the Issuer opened on the books of the successor Account Bank at its principal offices in Greece;

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(ii)	any Permitted Investments held by the retiring Account Bank under this Project Debt Programme shall be transferred to the successor Account Bank;

(iii)

the retiring Account Bank shall cease to be a party to this Project Debt Programme and shall cease to have any obligation hereunder in such capacity (but without prejudice to any accrued liabilities under this Project Debt Programme) but shall remain entitled to the benefit of the provisions of this Clause 33 (Role of the Bondholder Agent, the Facilities Agent, the Account Bank, the Mandated Lead Arranger and others); and

(iv)

the successor Account Bank and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if the successor Account Bank had been an original Party as an Account Bank.

(b)

The retiring Account Bank shall make available to the successor Account Bank such documents and records and provide such assistance as the successor Account Bank may reasonably request for the purposes of performing its functions as Account Bank under this Project Debt Programme.

33.60	No Reliance on Account Bank

It is understood and agreed by each Finance Party other than the Account Bank that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, value, affairs, status and nature of the Issuer, each Shareholder, the Sponsor and the Project and, accordingly, each Bondholder warrants and confirms to the Account Bank that it has not relied and will not hereafter rely on the Account Bank:

(a)

to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided to it by any person in connection with the Transaction Documents or the transactions therein contemplated (whether or not such information has been, or is hereafter approved by, or circulated to such Finance Party by any Account Bank);

(b)

to check or enquire on its behalf into the adequacy, accuracy or completeness of any communication delivered to it under any of the Finance Documents, any legal or other opinions, reports, valuations, certificates, appraisals or other documents delivered or made or required to be delivered or made at any time in connection with any of the Finance Documents, any security to be constituted thereby or any other report or other document, statement or information circulated, delivered or made, whether orally or otherwise and whether before, on or after the Signing Date;

(c)

to check or enquire on its behalf into the due execution, delivery, validity, legality, adequacy, suitability, performance, enforceability or admissibility in evidence of any of the Finance Documents or any other document referred to in Clause 33.60(b) (No Reliance on Account Bank) above or of any guarantee, indemnity or security given or created thereby or any obligations imposed thereby or assumed thereunder;

(d)

to check or enquire on its behalf into the ownership, value or sufficiency of any property the subject of any Security Interest, the priority of any Security Interest, the right or title of any person in or to any property comprised therein or the existence of any encumbrance affecting the same; or

(e)

to assess or keep under review on its behalf the identity, financial condition, creditworthiness, condition, value, affairs, status or nature of the Issuer, each Shareholder and the Sponsors or the Project.

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33.61	Receipts

The Account Bank shall not be obliged to make available to the Issuer any sum which it is expecting to receive for the account of the Issuer until it has been able to establish that it has received that sum.

33.62	Information relating to Issuer Accounts

(a)

The Issuer undertakes to the Account Bank that it will provide all documentation and other information required by the Account Bank from time to time to comply with all applicable regulations in relation to the Issuer Accounts forthwith upon request in writing by the Account Bank.

(b)

The Issuer hereby irrevocably and unconditionally instructs and authorises the Account Bank (notwithstanding any previous instructions which the Issuer may have given to the Account Bank to the contrary) to disclose to the Bondholder Agent, without any reference to or further authority from the Issuer and without any enquiry by the Account Bank as to the justification for such disclosure, such information relating to the Issuer Accounts and the amount from time to time standing to the credit of the Issuer Accounts as the Bondholder Agent may, at any time and from time to time, request the Account Bank to disclose to it.

(c)

Notwithstanding Clause 33.62(b) (Information relating to Issuer Accounts) above, the Account Bank shall provide to the Bondholder Agent and the Issuer on a monthly basis a statement of the balance of the Issuer Accounts (setting out, among other things, all withdrawals from the Issuer Accounts in the previous month).

33.63	No other Security Interest

	(a)	The Account Bank:

(i)

represents to the Bondholder Agent that it has not received notice of any Security Interest granted over the Secured Accounts which are maintained with it in favour of any person other than the Bondholder Agent for the benefit of the relevant Finance Parties; and

		(ii)	confirms that it will not consent further to any Security Interest over the Secured Account which are maintained with it.

33.64	No Set‑off

(a)

Subject to Clause 33.64(b) (No Set‑off) below, the Account Bank acknowledges that it is not entitled to, and undertakes not to claim or exercise any lien, including option, approval clauses or counterclaims, right of set‑off, combination of accounts or other right, remedy or security with respect to amounts standing to the credit of the Issuer Accounts which are maintained with it or any income in the course of being credited to any of the Issuer Accounts.

(b)

At any time prior to the occurrence of a Default, the Account Bank may exercise its right of set-off with respect to amounts standing to the credit of the Issuer Accounts which are maintained with it or any income in the course of being credited to any of the Issuer Accounts but only in connection with its fees which are due and payable, but remain unpaid within the applicable time period, under a Fee Letter between, among others, the Account Bank and the Issuer.

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33.65	Miscellaneous

(a)

The Issuer unconditionally agrees to the use of any form of telephonic or electronic monitoring or recording by the Account Bank according to the Account Bank’s standard operating procedures or as the Account Bank deems appropriate (acting reasonably) for security and service purposes.

(b)

Any statement or report provided by the Account Bank on a regular basis in respect of the Issuer Accounts or any transactions or transfers of the monies within shall, in the absence of manifest error, be deemed to be correct and final upon receipt thereof by the Issuer and the Bondholder Agent unless the Issuer or the Bondholder Agent (acting on the instructions of the Majority Bondholders) notifies the Account Bank in writing to the contrary not later than thirty (30) clear days after the date of such statement or report.

(c)

The Account Bank shall have no responsibility for the accuracy or appropriateness of the contents of any ruling (including the merits of such ruling) of arbitrators or any third party contemplated in any other document to which the Parties are a party as a means to resolve disputes and may rely without any liability upon the contents thereof.

(d)

Except to the extent required otherwise under applicable law, the obligations and duties of the Account Bank are binding only on the Account Bank and are not obligations of its Affiliate and the rights of the Issuer with respect to the Account Bank extend only to the Account Bank and, except to the extent required under applicable law, do not extend to any of its Affiliate.

33.66	Exclusion of liability

(a)

The Account Bank may refrain from acting in accordance with any instructions of the Bondholder Agent until it has received any indemnification and/or security that it may require (acting reasonably) (which may include payment in advance) for any cost, loss or liability which it may incur in complying with those instructions.

(b)

Without limiting Clause 33.66(b)(i) (Exclusion of liability) (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Account Bank), unless it is the direct result of gross negligence, wilful default or fraud of the Account Bank under this Project Debt Programme, the Account Bank will not be liable (whether in contract, tort or otherwise) for:

(i)

any damage, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with this Project Debt Programme or any Security Interest constituted thereby;

(ii)

exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, this Project Debt Programme or any Security Interest constituted thereby or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, this Project Debt Programme; or

(iii)	any shortfall which arises on the enforcement of the Security Interest created by the Security Documents.

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(c)

Without prejudice to the generality of Clauses 33.66(b) (Exclusion of liability), the Account Bank shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:

	(i)	any act, event or circumstance not reasonably within its control; or

	(ii)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of:

(A)	nationalisation, expropriation or other governmental actions;

(B)	any regulation, currency restriction, devaluation or fluctuation;

(C)	market conditions affecting the execution or settlement of transactions or the value of assets;

(D)	breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems;

(E)	natural disasters or acts of God;

(F)	war, terrorism, insurrection or revolution; or

(G)	strikes or industrial action.

(d)

No party (other than the Account Bank) may take any proceedings against any officer, employee or agent of the Account Bank in respect of any claim it might have against the Account Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to this Project Debt Programme or Security Interest created by the Security Documents. Any officer, employee or agent of the Account Bank may enforce and enjoy the benefit of this Clause 33.66 (Exclusion of liability).

(e)

The Account Bank will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by it if it has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by it for that purpose.

(f)

Nothing in this Project Debt Programme will oblige the Account Bank to satisfy any “know your customer” checks or other requirement in relation to the identity of any person on behalf of any Finance Party or to conduct any check on the extent to which any transaction contemplated by this Project Debt Programme might be unlawful for any Finance Party.

(g)

Without prejudice to any provision of any Finance Document excluding or limiting the Account Bank’s liability, any liability of the Account Bank arising under or in connection with this Project Debt Programme or the Security Interest constituted by the Finance Documents shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Account Bank or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Account Bank at any time which increase the amount of that loss. In no event shall the Account Bank be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not it has been advised of the possibility of such loss or damages.

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33.67	Confidentiality

(a)

The Account Bank will treat information relating to the Issuer as confidential, but (unless consent is prohibited by law) the Issuer consents to the processing, transfer and disclosure by the Account Bank of any information relating to, or provided by, the Issuer to any Bondholder, to any person to which or from which the Account Bank makes or receives any payment in accordance with this Project Debt Programme solely to the extent necessary to make or receive, as appropriate, such payment, and to third parties (including service providers) selected by any of them, wherever situated (together, the “Authorised Recipients”), for confidential use (including without limitation in connection with the provision of any service and for data processing, statistical and risk analysis purposes and for compliance with FATCA) provided that the Account Bank has ensured or shall ensure that each such Authorised Recipient to which it provides such confidential information is aware that such information is confidential and should be treated accordingly. The Account Bank, any agent or third party referred above may transfer and disclose any such information as is required or requested by, or to, any court, legal process or banking, regulatory or examining authority (whether governmental or otherwise), in respect of any compliance with FATCA or a Governmental Entity (including any competent regulatory, tax, prosecuting or governmental authority), including an auditor of any Party, and may use (and its performance will be subject to the rules of) any communications, clearing or payment systems, intermediary bank or other system.

	(b)	The Issuer:

(i)	acknowledges that the transfers permitted by Clause 33.67(a) (Confidentiality) above may include transfers to jurisdictions which do not have strict data protection or data privacy laws; and

(ii)

represents that it has provided to and secured from any person regarding whom it has provided information to the Account Bank any notices, consents and waivers necessary to permit the processing, transfer and disclosure of that information as permitted by Clause 33.67(a) (Confidentiality) above, and that it will provide such notices and secure such necessary consents and waivers in advance of providing similar information to the Account Bank in the future, as amended from time to time.

(c)	The Account Bank agrees (to the extent permitted by law and regulation) to inform the Issuer:

(i)

of the circumstances of any disclosure of confidential information made pursuant to paragraph (a) above except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

	(ii)	upon becoming aware that such confidential information has been disclosed in breach of this Project Debt Programme.

(d)

No printed or other matter in any language (including without limitation prospectuses, notices, reports and promotional material) which mentions the name of the Account Bank or the rights, powers, or duties of the Account Bank shall be publicly issued by the Parties or on its behalf unless the Account Bank shall first have given its express written consent thereto.

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33.68	Personal and Sensitive Data

(a)

The Issuer undertakes not to supply to the Account Bank any personal data or sensitive data, whether relating to any Party, its personnel, customers or other data subjects, except to the extent that the Issuer is required to provide such information in order to comply with requests for information made by the Account Bank pursuant to their “know your customer” procedures, the General Data Protection Regulation 2016/679 and Greek Law 4624/2019. The Account Bank will process such information for the purpose of carrying out its “know your customer” procedures and complying with the General Data Protection Regulation 2016/679 and Greek Law 4624/2019 and will keep such information secure and confidential subject to Clause 33.67 (Confidentiality).

(b)

For the purposes of the above “data subject”, “personal data” and “sensitive data” each have the meaning given to them in the European Union Directive 95/46/EC as implemented by the relevant Member State.

33.69	Series Project RRF PB Bonds

Piraeus Bank S.A. shall use its reasonable endeavours to procure that the Series Project RRF PB Bonds are made available as soon as practicable after the Signing Date. Piraeus Bank S.A. shall notify the Facilities Agent promptly after the occurrence of the RRF Funds PB Availability Date.

34.	SHARING AMONG THE FINANCE PARTIES

34.1	Payments to Finance Parties

If a Finance Party (other than a Hedging Counterparty) (a “Recovering Finance Party”) receives or recovers any amount from the Issuer other than in accordance with Clause 35 (Payment Mechanics) and applies that amount to a payment due under the Finance Documents then:

(a)	the Recovering Finance Party shall, within five (5) Business Days, notify details of the receipt or recovery, to the Facilities Agent;

(b)

the Facilities Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Facilities Agent and distributed in accordance with Clause 35 (Payment Mechanics), without taking account of any Tax which would be imposed on the Facilities Agent in relation to the receipt, recovery or distribution; and

(c)

the Recovering Finance Party shall, within five (5) Business Days of demand by the Facilities Agent, pay to the Facilities Agent an amount (the “Sharing Payment”) equal to such receipt or recovery less any amount which the Facilities Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 35.5 (Partial Payments).

34.2	Redistribution of Payments

The Facilities Agent shall treat the Sharing Payment as if it had been paid by the Issuer and distribute it between the Finance Parties (other than a Hedging Counterparty or the Recovering Finance Party) in accordance with Clause 35.5 (Partial Payments).

34.3	Recovering Finance Party’s Rights

(a)

On a distribution by the Facilities Agent under Clause 34.2 (Redistribution of Payments), the Recovering Finance Party shall be entitled to receive by way of assignment to the rights of the Finance Parties to the extent they have shared in the redistribution.

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(b)

If and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (a) above, the Issuer shall be liable to the Recovering Finance Party for a debt equal to the Sharing Payment which is immediately due and payable.

34.4	Reversal of Redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)

each Finance Party which has received a share of the relevant Sharing Payment pursuant to Clause 34.2 (Redistribution of Payments) shall, upon request of the Facilities Agent, pay to the Facilities Agent for account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay); and

(b)

that Recovering Finance Party’s rights of assignment in respect of any reimbursement shall be cancelled and the Issuer will be liable to the reimbursing Finance Party for the amount so reimbursed and the Recovering Finance Party shall re-assign any claims assigned to it pursuant to paragraph 34.3(a) of Clause 34.3 (Recovering Finance Party’s Rights).

34.5	Exceptions

(a) This Clause 34 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this clause, have a valid and enforceable claim against the Issuer.

(b)

A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i) it notified the other Finance Party of the legal or arbitration proceedings; and

(ii)

the other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

35.	PAYMENT MECHANICS

35.1	Payments to the Facilities Agent

(a)

On each date on which the Issuer or a Bondholder is required to make a payment under a Finance Document, excluding a payment under the terms of a Hedging Agreement, the Issuer or Bondholder shall make the same available to the Facilities Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Facilities Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)

Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to Euro, in a principal financial centre in a Participating Member State or London, as specified by the Facilities Agent) with such bank as the Facilities Agent specifies.

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35.2	Distributions by the Facilities Agent

(a)

Each payment received by the Facilities Agent under the Finance Documents for another Party shall, subject to Clause 35.3 (Distributions to the Issuer), Clause 35.4 (Clawback) and the Intercreditor Agreement be made available by the Facilities Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Project Debt Programme (in the case of a Bondholder, for the account of its Facility Office), to such account as that Party may notify to the Facilities Agent by not less than five (5) Business Days’ notice with a bank in the principal financial centre of the country of that currency (or, in relation to Euro, in the principal financial centre of a Participating Member State or London, as specified by that Party).

(b)

The Facilities Agent shall provide as soon as reasonably practicable to the Bondholder Agent information on any payment made to the Bondholders under this Project Debt Programme for the purposes of the Bondholder Agent annotating the Grids pursuant to paragraph (b) of Clause 2.13 (Grid).

35.3	Distributions to the Issuer

The Facilities Agent may (with the consent of the Issuer or in accordance with Clause 38 (Set-off)) and subject to the Intercreditor Agreement apply any amount received by it for the Issuer in or towards payment (on the date and in the currency and funds of receipt) of any amount due from the Issuer under the Finance Documents (other than a Hedging Agreement) or in or towards purchase of any amount of any currency to be so applied.

35.4	Clawback

(a)

Where a sum is to be paid to the Facilities Agent under the Finance Documents for another Party, the Facilities Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) unless in accordance with the Intercreditor Agreement and until it has been able to establish to its satisfaction that it has actually received that sum.

(b)

If, subject at all times to the Intercreditor Agreement, the Facilities Agent pays an amount to another Party and it proves to be the case that the Facilities Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Facilities Agent shall on demand refund the same to the Facilities Agent together with interest on that amount from the date of payment to the date of receipt by the Facilities Agent, calculated by the Facilities Agent to reflect its cost of funds.

35.5	Partial Payments

(a)

If the Facilities Agent receives a payment for application against amounts due in respect of any Finance Documents (other than a Hedging Agreement) that is insufficient to discharge all the amounts then due and payable by the Issuer under those Finance Documents, the Facilities Agent shall apply that payment towards the obligations of the Issuer under those Finance Documents subject to prior payments to be made in accordance with the Intercreditor Agreement in the following order:

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Facilities Agent and the Bondholder Agent under those Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest (including any accrued but unpaid interest), fee or commission due but unpaid under those Finance Documents; and

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(iii) thirdly, in or towards payment pro rata of any other sum due but unpaid under those Finance Documents.

(b)

The Facilities Agent shall, if so directed by the Majority Bondholders and at all times subject to, and in accordance with, the Intercreditor Agreement, vary the order set out in paragraphs (a)(ii) to (iii) above.

	(c)	Paragraphs (a) and (b) above will override any appropriation made by the Issuer.

35.6	No set-off by the Issuer

All payments to be made by the Issuer under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set–off or counterclaim unless the counterclaim is undisputed or has been confirmed in a final non-appealable judgment.

35.7	Business Days

(a)

Any payment under the Finance Documents (other than a Hedging Agreement) which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same month (if there is one) or the preceding Business Day (if there is not).

(b)

During any extension of the due date for payment of any principal or Unpaid Sum under this Project Debt Programme interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

35.8	Currency of Account

(a)

Subject to paragraphs (b) to (e) below, the Issuer Accounts may be held in any Permitted Currency, provided that each Issuer Account is maintained in the Permitted Currency that it is designated as being held. However, payment for any sum due from the Issuer under any Finance Document (other than as required under a Hedging Agreement) shall be in Euros.

	(b)	A repayment of a Project Bond or Unpaid Sum or a part of a Project Bond or Unpaid Sum shall be made in the currency in which that Project Bond or Unpaid Sum is denominated on its due date.

	(c)	Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

	(d)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

	(e)	Any amount expressed to be payable in a currency other than Euro shall be paid in that other currency.

35.9	Change of Currency

	(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)

any reference in the Finance Documents (other than a Hedging Agreement) to, and any obligations arising under the Finance Documents (other than a Hedging Agreement) in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Facilities Agent (after consultation with the Issuer); and

(ii)

any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Facilities Agent (acting reasonably).

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(b)

If a change in any currency of a country occurs, this Project Debt Programme will, to the extent the Facilities Agent (acting reasonably and after consultation with the Issuer) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

35.10	Disruption to Payment Systems etc.

If either the Facilities Agent determines (in its discretion) that a Disruption Event has occurred or the Facilities Agent is notified by the Issuer that a Disruption Event has occurred:

(a)

the Facilities Agent may, and shall if requested to do so by the Issuer, consult with the Issuer with a view to agreeing with the Issuer such changes to the operation or administration of the Project Bonds (including changes to the mechanics of payments due under the Finance Documents (other than a Hedging Agreement)) as the Facilities Agent may deem necessary in the circumstances;

(b)

the Facilities Agent shall not be obliged to consult with the Issuer in relation to any changes mentioned in paragraph 35.10(a) above if, in its reasonable opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)

the Facilities Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph 35.10(a) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)

any such changes agreed upon by the Facilities Agent and the Issuer shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents (other than a Hedging Agreement) notwithstanding the provisions of Clause 46 (Amendments);

(e)

the Facilities Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facilities Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 35.10; and

	(f)	the Facilities Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

35.11	Impaired Agent

(a)

If, at any time, the Facilities Agent becomes an Impaired Agent, the Issuer or a Bondholder which is required to make a payment under the Finance Documents to the Facilities Agent in accordance with Clause 35.1 (Payments to the Facilities Agent) and upon the condition that the following actions are in compliance and alignment with any restrictions provided under the Operational Agreements and the RRF Legal Framework, as in force, may instead either:

(i)	pay that amount direct to the required recipient(s); or

(ii)	if in its absolute discretion it considers that it is not reasonably practicable to pay that amount direct to the required recipient(s), pay that amount or the relevant part of that amount to an interest-bearing account held with an Acceptable Bank and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Issuer or the Bondholder making the payment (the “Paying Party”) and designated as a trust account for the benefit of the Party or Parties beneficially entitled to that payment under the Finance Documents (the “Recipient Party” or “Recipient Parties”).

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(iii)	In each case such payments must be made on the due date for payment under the Finance Documents.

(b)	All interest accrued on the amount standing to the credit of the trust account shall be for the benefit of the Recipient Party or the Recipient Parties pro rata to their respective entitlements.

(c)	A Paying Party shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.

(d)	Promptly upon the appointment of a successor agent in accordance with Clause 33.38 (Replacement of the Facilities Agent), each Paying Party shall (other than to the extent that that Paying Party has given an instruction pursuant to paragraph (e) below) give all requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the successor agent for distribution to the relevant Recipient Party or Recipient Parties in accordance with Clause 35.2 (Distributions by the Facilities Agent).

(e)	A Paying Party shall, promptly upon request by a Recipient Party and to the extent:

(i)	it has not given an instruction pursuant to paragraph (d) above; and

(ii)	it has been provided with the necessary information by that Recipient Party,

give all requisite instructions to the bank with whom the trust account is held to transfer the relevant amount (together with any accrued interest) to that Recipient Party.

36.	RESTRICTION ON DEBT PURCHASE TRANSACTIONS

36.1	Prohibition on Debt Purchase Transactions by the Issuer

The Issuer shall not enter into any Debt Purchase Transaction or be a Bondholder or a party to a Debt Purchase Transaction of the type referred to in paragraphs (b) or (c) of the definition of “Debt Purchase Transaction”.

36.2	Disenfranchisement of Sponsor Affiliates

(a)

For so long as a Sponsor Affiliate (i) beneficially owns a Series Subscription Commitment or (ii) has entered into a sub participation agreement relating to a Series Subscription Commitment or other agreement or arrangement having a substantially similar economic effect and such agreement or arrangement has not been terminated:

(i)	in ascertaining:

(A)	the Majority Bondholders; or

(B)	whether:

(1)	any relevant percentage (including, for the avoidance of doubt, unanimity) of Total Series Subscription Commitments; or

(2)	the agreement of any specified group of Bondholders,

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has been obtained to approve any request for a consent, waiver, amendment or other vote under the Finance Document, such Series Subscription Commitment shall be deemed to be zero; and

(ii)

subject to paragraph (b) below, that Sponsor Affiliate (or the person with whom it has entered into that sub-participation, other agreement or arrangement (a “Counterparty”)) shall be deemed not to be a Bondholder.

(b)	Paragraph (a)(ii) above shall not apply to the extent that a Counterparty is a Bondholder (as the case may be) by virtue otherwise than by beneficially owning the relevant Series Subscription Commitment.

(c)	Each Bondholder shall, unless such Debt Purchase Transaction is an assignment or transfer, promptly notify the Facilities Agent in writing if it knowingly enters into a Debt Purchase Transaction with a Sponsor Affiliate (a “Notifiable Debt Purchase Transaction”), such notification to be substantially in the form set out in Part A of Schedule 14 (Forms of Notifiable Debt Purchase Transaction Notice).

(d)	A Bondholder shall promptly notify the Facilities Agent if a Notifiable Debt Purchase Transaction to which it is a party:

(i)	is terminated; or

(ii)	ceases to be with a Sponsor Affiliate,

such notification to be substantially in the form set out in Part B of Schedule 14 (Forms of Notifiable Debt Purchase Transaction Notice).

(e)	Each Sponsor Affiliate that is a Bondholder agrees that:

(i)

in relation to any meeting or conference call to which all Bondholders or any combination of those groups of Bondholders are invited to attend or participate, it shall not attend or participate in the same if so requested by the Facilities Agent or, unless the Facilities Agent otherwise agrees, be entitled to receive the agenda or any minutes of the same; and

(ii)

it shall not, unless the Facilities Agent otherwise agrees, be entitled to receive any report or other document prepared at the behest of, or on the instructions of, the Facilities Agent or one or more of the Bondholders.

37.	CHANGES TO THE BONDHOLDERS

37.1	Assignments and Transfers by the Bondholders

(a)	Subject to Clause 36 (Restriction on Debt Purchase Transactions) and this Clause 37, a Bondholder (the “Existing Bondholder”) may transfer or assign (in part or in full) a Project Bond (other than the Series Project RRF Bonds) to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the “New Bondholder”), provided that any transfer or assignment of Series Project Co-financing Bonds, Series Project Cost Overrun Bonds, Series Project Term Bonds and Series Project VAT Bonds shall be stapled and on a pro rata basis of each Series.

(b)	In particular, any transfer from an Existing Bondholder to a New Bondholder is only permitted upon the fulfilment of one of the following conditions, namely (i) the transfer is made to other credit institutions which have concluded an Operational Agreement with the Greek State, (ii) in case of a corporate transformation of the bank, (iii) through securitization under Greek Law 3156/2003, (iv) via assignment to Eurosystem as collateral for the financing of the banks according to Acts of the Currency Policy Committee (in Greek Praxi Symvouliou Nomismatikis Politikis) No 87/28-2-2013 and 96/22-04-2015, as in force, or (v) the Greek State has approved such transfer in writing, in each case provided that such transfer is in compliance with the provisions of the Operational Agreement.

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(c)	Subject to the obligations of a Bondholder pursuant to Clause 21.1 (Mitigation), the Series Project RRF Bonds, held by the Greek State, as represented in this Project Debt Programme by NBG and Piraeus Bank S.A., are not transferable.

(d)	In the case of termination of an Operational Agreement with respect to the Series Subscription Commitments relating to the Series Project RRF Bond, the Greek State shall replace any Bondholder of such Series Subscription Commitments, only with another credit institution.

(e)	Any transfer or assignment of any Series Subscription Commitment relating to the Project PB Bridge Co-financing Series Subscription and Project PB Bridge RRF Series Subscription shall be subject to the consent of the Issuer and to a potential New Bondholder who has RRF Funds immediately available to disburse.

(f)	Any transfer or assignment of any Series Subscription Commitment permitted pursuant to the terms of this Project Debt Programme shall be stapled and on a pro rata basis of each Series.

37.2	Issuer consent

(a)

 Notwithstanding anything to the contrary set out in Clause 36.1 (Prohibition on Debt Purchase Transactions by the Issuer), subject to paragraphs (b) and (c) below, the prior written consent of the Issuer is required for an assignment or transfer by an Existing Bondholder, in accordance with Clause 37.1, unless the assignment or transfer is:

(i)	to another Existing Bondholder;

(ii)	to an Affiliate of any Existing Bondholder;

(iii)	to a fund which is a Related Fund of that Existing Bondholder;

(iv)	to a central bank (including, for the avoidance of doubt, the European Central Bank);

(v)

to Attica Bank S.A., Optima Bank Group S.A., Pancreta Bank S.A. and/or to a European Central Bank regulated credit institution, provided that the transfer or assignment to the relevant New Bondholder will be of its Series Subscription Commitments and/or Project Bonds in respect of each Series in aggregate not less than:

(A)	two point five per cent. (2.5%) of the aggregate amount of the Total Series Subscription Commitments and the Project Bonds outstanding at such time until Project Completion; and

(B)	five per cent. (5.0%) of the aggregate amount of the Total Series Subscription Commitments and the Project Bonds outstanding at such time after Project Completion.

(vi)	made at a time when a Material Event of Default has occurred and is continuing; or

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(vii)	made after any other Event of Default has occurred and has been continuing for a period of thirty (30) days or more,

provided that for the avoidance of doubt the restrictions in paragraph (c) below shall not apply to paragraphs (iv), (vi) and (vii) above.

(b)

The consent of the Issuer to an assignment or transfer must not be unreasonably withheld or delayed. The Issuer will be deemed to have given its consent seven (7) Business Days after the Existing Bondholder has requested it unless consent is expressly refused by the Issuer within that time.

(c)	Without prejudice to paragraph (a) above, following any assignment or transfer by an Existing Bondholder from Financial Close until Project Completion:

(i)

a combination of each of NBG, Piraeus Bank S.A., Alpha Bank, Eurobank S.A., the European Investment Bank, the International Finance Corporation, the European Bank for Reconstruction and Development and the Black Sea Trade and Development Bank (including in each case their Affiliates) shall, together, hold not less than sixty-six point seven per cent. (66.7%) of the aggregate value of the Total Series Subscription Commitments and the Project Bonds outstanding at such time; and

(ii)

each of NBG and Piraeus Bank S.A. (including in each case their Affiliates) shall maintain not less than sixteen point seven per cent. (16.7%) of the aggregate value of the Total Series Subscription Commitments and the Project Bonds outstanding at such time; and

provided that the Issuer may give its consent to any transfer or assignment that would reduce such percentages further.

37.3	Assignment or transfer fee

(a)	Subject to paragraph (b) below, the New Bondholder shall, on the date upon which an assignment or transfer takes effect, pay to the Facilities Agent (for its own account) a fee of Euros 2,500.

(b)	No fee is payable pursuant to paragraph (a) above if:

(i)	the Facilities Agent agrees that no fee is payable; or

(ii)	the assignment or transfer is made by an Existing Bondholder:

(A)	to another Existing Bondholder;

(B)	to an Affiliate of that Existing Bondholder;

(C)	to a fund which is a Related Fund of that Existing Bondholder; or

(D)	in connection with primary syndication within six (6) months of the Project Bonds.

37.4	Limitation of Responsibility of Existing Bondholders

(a)	Unless expressly agreed to the contrary, an Existing Bondholder makes no representation or warranty and assumes no responsibility to a New Bondholder for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Transaction Documents of the Transaction Security or any other documents;

(ii)	the financial condition of the Issuer;

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(iii)	the performance and observance by the Issuer of its obligations under the Transaction Documents or any other documents; or

(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Transaction Document or any other document,

and any representations or warranties implied by law are excluded.

(b)	If:

(i)	a Bondholder assigns or transfers any Series Subscription Commitments or Project Bonds or changes its Facility Office; and

(ii)	as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Bondholder or the Bondholder acting through its new Facility Office under Clause 18 (Taxes) or Clause 19 (Increased Costs), then the New Bondholder or the Bondholder acting through its new Facility Office is only entitled to receive payment under that Clause to the same extent as the Existing Bondholder or Bondholder acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred. This paragraph (b) shall not apply in respect of an assignment or transfer made in the ordinary course of primary syndication in accordance with this Clause 37 within six (6) months from the date of Financial Close, or after an Event of Default has occurred and is continuing.

(c)	Each New Bondholder confirms to the Existing Bondholder and the other Finance Parties that it:

(i)

has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of the Issuer and its related entities in connection with its participation in this Project Debt Programme and has not relied exclusively on any information provided to it by the Existing Bondholder or any other Finance Party in connection with any Transaction Document or the Transaction Security; and

(ii)

will continue to make its own independent appraisal of the creditworthiness of the Issuer and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Series Subscription Commitment is in force.

(d)	Nothing in any Finance Document obliges an Existing Bondholder to:

(i)	accept a re-transfer or re‑assignment from a New Bondholder of any of the rights and obligations assigned or assigned or transferred under this Clause 37; or

(ii)	support any losses directly or indirectly incurred by the New Bondholder by reason of the non-performance by the Issuer of its obligations under the Transaction Documents or otherwise.

37.5	Procedure for assignment or transfer in relation to Series Subscription Commitments and procedure for transfer of Project Bonds

(a)

Subject to the conditions set out in this Clause 37, an assignment or transfer of Series Subscription Commitments and the relating rights and obligations under the Finance Documents by the Existing Bondholder is effected in accordance with paragraph (d) below when the Facilities Agent and Bondholder Agent executes an otherwise duly completed Transfer Certificate delivered to them by the Existing Bondholder and the New Bondholder. The Facilities Agent and Bondholder Agent, respectively, shall, subject to paragraph (c) below, as soon as reasonably practicable after receipt by them of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Project Debt Programme and delivered in accordance with the terms of this Project Debt Programme, execute that Transfer Certificate, and the Bondholder Agent and Facilities Agent shall notify the Issuer of the date of the transfer and the name, the Facility Office and notice details of the New Bondholder.

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(b)	Subject to the conditions set out in this Clause 37, a transfer of Project Bonds is effected in accordance with paragraph (e) below and when:

(i)	the Existing Bondholder and the New Bondholder delivers to the Facilities Agent and the Bondholder Agent an executed Act of Transfer;

(ii)	the Facilities Agent and the Bondholder Agent receives a Notification of Transfer;

(iii)	the Existing Bondholder has delivered to the New Bondholder the possession of the Project Bond certificate(s);

(iv)	the Bondholder Agent has registered the transfer in the Register; and

(v)	the Facilities Agent and Bondholder Agent executes a duly completed Transfer Certificate.

The Facilities Agent and Bondholder Agent shall, subject to paragraph (c) below, as soon as reasonably practicable after receipt by them of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Project Debt Programme and delivered in accordance with the terms of this Project Debt Programme, execute that Transfer Certificate, and the Bondholder Agent and Facilities Agent shall notify the Issuer of the date of the transfer and name, the Facility Office and notice details of the New Bondholder.

(c)	The Bondholder Agent shall only be obliged to:

(i)	in the case of a transfer or assignment in case of paragraph (a) above execute a Transfer Certificate delivered to it by the Existing Bondholder and the New Bondholder; or

(ii)

in the case of a transfer of Project Bonds in case of paragraph (b) above execute a Transfer Certificate delivered to it by the Existing Bondholder and the New Bondholder and register the transfer in the Register, in each case, upon its completion of all “know your customer” or other similar checks relating to any person that it is required to carry out in relation to the transfer to such New Bondholder.

(d)

On any Transfer Date, which occurs in relation to an assignment or transfer of Series Subscription Commitments and the relating rights and obligations under the Finance Documents pursuant to paragraph (a) above:

(i)

to the extent that in the Transfer Certificate the Existing Bondholder seeks to assign its rights or transfer its rights and obligations in relation to Series Subscription Commitments under the Finance Documents each of the Issuer and the Existing Bondholder shall be released from further obligations towards one another under the respective Finance Documents and their respective rights against one another under the respective Finance Documents shall be cancelled (being the “Discharged Series Subscription Rights and Obligations”);

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(ii)

the Issuer and the New Bondholder shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Series Subscription Rights and Obligations only insofar as the Issuer and the New Bondholder have assumed and/or acquired the same in place of the Issuer and the Existing Bondholder;

(iii)

the Facilities Agent, the Bondholder Agent, the Mandated Lead Arranger, the Underwriters, the New Bondholder and the other Bondholders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Bondholder been an Original Bondholder with the rights, and/or obligations acquired or assumed by it as a result of the transfer or assignment and to that extent the Facilities Agent, the Bondholder Agent, the Mandated Lead Arranger, the Underwriters, and the Existing Bondholder shall each be released from further obligations to each other under the Finance Documents; and

(iv)	the New Bondholder shall become a Party to this Project Debt Programme as a “Bondholder” and as a “Subscriber”.

(e)	On any Transfer Date, which occurs in relation to a transfer of Project Bonds pursuant to paragraph (b) above:

(i)	to the extent that in the Transfer Certificate the Existing Bondholder seeks to assign or transfer of contract its rights and obligations in relation to any Project Bond under the Finance Documents each of the Issuer and the Existing Bondholder shall be released from further obligations towards one another under the respective Finance Documents and their respective rights against one another under the respective Finance Documents shall be cancelled (being the “Discharged Project Debt Rights and Obligations”);

(ii)	the Issuer and the New Bondholder shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Project Debt Rights and Obligations only insofar as the Issuer and the New Bondholder have assumed and/or acquired the same in place of the Issuer and the Existing Bondholder;

(iii)	the Facilities Agent, the Bondholder Agent, the Mandated Lead Arranger, the Underwriters, the New Bondholder and the other Bondholders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Bondholder been an Original Bondholder with the rights, and/or obligations acquired or assumed by it as a result of the transfer or assignment and to that extent the Facilities Agent, the Bondholder Agent, the Mandated Lead Arranger, the Underwriters, and the Existing Bondholder shall each be released from further obligations to each other under the Finance Documents;

(iv)	to the extent not assumed by way of the transfer or assignment pursuant to sub-paragraphs(i) through (iii) above, the New Bondholder shall acquire all rights and obligations of the Existing Bondholder pursuant to the Finance Documents; and

(v)	the New Bondholder shall become a Party to this Project Debt Programme as “Bondholder”.

(f)	For the avoidance of doubt, the transfer of issued Project Bonds is effectuated in accordance with the terms of this Clause 37 (Changes to the Bondholders).

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37.6	Copy of Transfer Certificate or Increase Confirmation or excerpt from the Register to Issuer

The Bondholder Agent or the Facilities Agent (as the case may be) shall, as soon as reasonably practicable after it has executed a Transfer Certificate (in the case of the Bondholder Agent or the Facilities Agent) or Increase Confirmation (in the case of the Facilities Agent) or has registered a transfer of Project Bonds in the Register (in the case of the Bondholder Agent), send to the Issuer a copy of that Transfer Certificate or Increase Confirmation or excerpt from the Register.

37.7	Hedging Counterparties

(a)

A person which becomes a Hedging Counterparty shall accede to this Project Debt Programme and the Intercreditor Agreement by delivery to the Facilities Agent of a duly completed accession undertaking in the form required under the Intercreditor Agreement.

(b)

Where this Project Debt Programme or any other Finance Document imposes an obligation on a Hedging Counterparty and the relevant Hedging Counterparty is an Affiliate of a Bondholder and is not a party to that document, the relevant Bondholder shall ensure that the obligation is performed by its Affiliate.

37.8	Security over Bondholders’ Rights

In addition to other rights provided to Bondholders under this Clause 37, each Bondholder may without consulting with or obtaining consent from the Issuer, at any time charge, assign or otherwise create Security Interests in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Bondholder including:

(a)	any charge, assignment or other Security Interest to secure its obligations to a central bank; and

(b)

in the case of any Bondholder which is a fund, any charge, assignment or other Security Interest granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Bondholder as Transaction Security for those obligations or securities, except that no such charge, assignment or other Security Interest shall:

(i)

release a Bondholder from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security Interest for the Bondholder as a party to any of the Finance Documents; or

(ii)	require any payments to be made by the Issuer or grant to any person any more extensive rights than those required to be made or granted to the relevant Bondholder under the Finance Documents.

(c)

In the event that any Bondholder intends at any time to charge, assign or otherwise create Security Interest in or over the Project Bonds it holds or/ and its claims arising from them to the Bank of Greece and/or the European Central Bank, the Issuer and the other Bondholders henceforth undertake to consent to any amendment of the terms of the Finance Documents that may be required by the Bank of Greece and/or the European Central Bank or any other relevant central bank in accordance with the procedures applicable to them from time to time for the provision of collateral, and the Issuer undertakes to sign any necessary document and to take any necessary action in order to lawfully and validly complete the above amendment and pledge/assignment of the claims arising from such Project Bonds.

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(d)	For the purposes of paragraph (c) above, the Issuer irrevocably consents:

(i)	to the pledge of Project Bonds held by any Bondholder and the assignment by way of security of any claims of such Bondholder deriving from such Bonds to the Bank of Greece;

(ii)

to the provision to the Bank of Greece, the remaining Eurosystem national central banks and the European Central Bank of any information and details that fall within the professional and/or specific bank secrecy and relate to the Project Bonds pledged/assigned by way of security, the Finance Documents in general or the Issuer;

(iii)

to any further transfers of the Project Bonds (including the relevant bond certificates) and the claims of the relevant Bondholder deriving from the Finance Documents by the Bank of Greece or its direct or ultimate beneficiaries to any third party; and

(iv)

to the subsequent provision by the Bank of Greece of the information and details of paragraph (ii) above to its direct or ultimate beneficiaries, as well as to the provision by the latter of such information and details to their beneficiaries, the remaining Eurosystem national central banks and the European Central Bank.

(e)	The Issuer irrevocably:

(i)

agrees and acknowledges that it is not entitled to propose any set off or retention against the Bank of Greece, the European Central Bank, the remaining Eurosystem national central banks, as well as against any of their successors and assignees, with respect to any claims the Issuer may have against any Finance Party or any of their successors; and

(ii)	waives any right it may have, to propose any set off or retention in breach of paragraph (i) above.

37.9	Continuation of Security

The Issuer consents to the assignments and transfers of rights and obligations permitted under and made in accordance with this Clause 37. The Issuer agrees and confirms that its guarantee and indemnity obligations under the Finance Documents and any Transaction Security granted by it in support of its own borrowing obligations or its guarantee or indemnity obligations under the Finance Documents will continue notwithstanding any assignment or transfer under this Clause 37 (Changes to the Bondholders) and will extend to cover and support obligations owed to New Bondholders and to continuing Finance Parties.

37.10	Changes to the Reference Banks

If a Reference Bank (or, if a Reference Bank is not a Bondholder, the Bondholder of which it is an Affiliate) ceases to be a Bondholder, the Facilities Agent must (in consultation with the Issuer) appoint another Bondholder or an Affiliate of a Bondholder to replace that Reference Bank.

37.11	Provisions for transfer of Project Bonds

The Issuer may from time to time agree with the Bondholder Agent further regulations to govern the transfer and registration of Project Bonds in order to comply with all relevant securities regulations.

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37.12	Register

The Bondholder Agent shall keep a register (the “Register”) of all the Bondholders and shall supply any Bondholder or the Issuer (at that person’s expense) with a copy of the Register on request. Without prejudice to the generality of the foregoing, the Issuer and the Bondholder Agent may deem and treat any person who is for the time being shown in the Register as entitled to a particular Nominal Amount of Project Bonds as the holder of such Nominal Amount of Project Bonds (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof), unless an enforceable court decision provides otherwise.

38.	SET-OFF

At any time after a notice has been given under or pursuant to Clause 33.37 (Bondholders’ Indemnity to the Facilities Agent), a Finance Party may set off any matured obligation due from the Issuer under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to the Issuer, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off. A Finance Party shall give notice to the Issuer of any set off occurring in accordance with this Clause 38.

39.	NO TRANSFERS BY THE ISSUER

The Issuer shall not assign any of its rights or transfer any of its obligations under the Finance Documents.

40.	SEVERABILITY

40.1	General

(a)

The Parties agree that should at any time, any provisions of this Project Debt Programme be or become void, invalid or due to any reason ineffective this will indisputably not affect the validity or effectiveness of the remaining provisions and this Project Debt Programme will remain valid and effective, save for the void, invalid or ineffective provisions, without any Party having to argue and prove the Parties intent to uphold this Project Debt Programme even without the void, invalid or ineffective provisions.

(b)

The void, invalid or ineffective provision shall be deemed replaced by such valid and effective provision that in legal and economic terms comes closest to what the Parties intended or would have intended in accordance with the purpose of this Project Debt Programme if they had considered the point at the time of conclusion of this Project Debt Programme

40.2	Project Bond nature

In particular and without prejudice to the generality of the foregoing, if a Project Bond is deemed not to be a “bond” in accordance with the Company Law or any other applicable law, it will still be valid as evidence of a debt liability of the Issuer under the same terms and conditions as a Project Bond.

41.	NOTICES

41.1	Communications in Writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by email or letter.

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41.2	Addresses

The address and email address (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of the Issuer:

Address:	23A Vasilisis Sofias Avenue, 10674, Athens, Greece & 2 Neofytou Vamva Str., Athens, Greece

Attention:	BoD Chair of Hellas Gold

Tel:	+30 214 687 000

Email:	BoDChair.Hellas@eldoradogold.com

Address:	23A Vasilisis Sofias Avenue, 10674, Athens, Greece & 2 Neofytou Vamva Str., Athens, Greece

Attention:	General Counsel of Hellas Gold

Tel:	+30 214 687 000

Email:	GC.Hellas@eldoradogold.com

(b)	in the case of each Bondholder (other than a Subscriber), that notified in writing to the Facilities Agent on or prior to the date on which it becomes a Party:

(c)	in the case of a Mandated Lead Arranger, an Underwriter, the Bondholder Agent, the Original Facilities Agent or a Subscriber (as applicable):

Address:	NATIONAL BANK OF GREECE S.A. Corporate Administration Syndicated Loans & Structured Finance Division

128 – 132 Athinon Avenue, Athens 104 42, Greece

Attention:	Ms. Vasiliki Koutsiafti / Ms. Marianthi Georgiadi

Tel:	+30 210 51 81 456 / +30 210 51 81 406

Email:	dl-loanadmin-syndicatedloans_structuredfinance@nbg.gr; koutsiafti.vasiliki@nbg.gr; georgiadi.marianthi@nbg.gr

(d)	in the case of a Mandated Lead Arranger, an Underwriter, the Account Bank, the Subsequent Facilities Agent or a Subscriber (as applicable):

Address:	PIRAEUS BANK S.A. Corporate & Investment Banking – Wholesale Products – Loan Syndications 170 Alexandras Avenue, Athens 115 21, Greece

Attention:	Mr. Petros Tatsidis / Mrs. Areti Stavropoulou

Copy:	Mr. Alexandros Konstantinides

Email:	syndications@piraeusbank.gr; syndadmin@piraeusbank.gr; KonstantinidesA@piraeusbank.gr

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(e)	and, in the case of a Hedging Counterparty, as set out in the Hedging Counterparty Accession Undertaking,

or any substitute address, email address or department or officer as the Party may notify to the Facilities Agent (or the Facilities Agent may notify to the other Parties, if a change is made by the Facilities Agent) by not less than five (5) Business Days’ notice.

41.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective when received, in particular:

(i)	if by way of email, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five (5) Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 41.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Bondholder Agent or the Facilities Agent will be effective only when actually received by the Bondholder Agent or the Facilities Agent and then only if it is expressly marked for the attention of the department or officer identified with the Bondholder Agent’s or the Facilities Agent’s signature below (or any substitute department or officer as the Bondholder Agent or the Facilities Agent shall specify for this purpose).

(c)	All notices from or to the Issuer (other than to the Account Bank in accordance with Clause 12.9 (Instructions to the Account Bank)) shall be sent through the Facilities Agent.

(d)	Notwithstanding any provisions to the contrary in this Project Debt Programme, the Facilities Agent, the Bondholder Agent, as well as the Bondholders holding the Series Project RRF Bonds and any other Finance Parties shall not be obliged to disclose and provide to the Greek State any document, notice or fact relating to the Project RRF Loans, save with respect to

(i)	any change regarding the Eligibility Criteria pertaining to the Project;

(ii)

(A)	any material change that becomes known to the Bondholder Agent in relation to the factual and financial data and information submitted to the Bondholder Agent in relation to any Eligible Investment;

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(B)

any administrative or judicial action or proceeding that has come to the knowledge of the Bondholder Agent that has been instituted or is threatened against the Issuer as well as any actual event, circumstance or event that has come to the knowledge of the Bondholder Agent and that they exercise or may exercise material adverse effect on the progress, completion, operation and exploitation of the Eligible Investment and/or the ability of the Issuer to comply with the terms of this Project Debt Programme and any event of termination under such agreement;

(C)

any complaint, report or protest submitted, or any objection raised by any third party and brought to the attention of the Bondholder Agent in relation to facts constituting an Irregularity or potential Irregularity.

(e)	Anything else requested in writing by the Greek State for this purpose and/or any other matter provided for from time to time by the RRF Legal Framework.

41.4	Notification of Address and Email Address

Promptly upon receipt of notification of an address, and email address or change of address or email address pursuant to Clause 41.2 (Addresses) or changing its own address or email address, the Facilities Agent shall notify the other Parties.

41.5	Communication when Facilities Agent is an Impaired Agent

If the Facilities Agent is an Impaired Agent the Parties may, instead of communicating with each other through the Facilities Agent, communicate with each other directly and (while the Facilities Agent is an Impaired Agent) all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the Facilities Agent shall be varied so that communications may be made and notices given to or by the relevant Parties directly. This provision shall not operate after a replacement Facilities Agent has been appointed (except in circumstances where the replacement Facilities Agent is an Impaired Agent).

41.6	Electronic Communication

(a)

Any communication to be made between any two Parties under or in connection with the Finance Documents may be made by electronic mail or other electronic means (including, without limitation, by way of posting to a secure website) if those two Parties:

(i)	notify each other in writing of their electronic mail address and/or any other information required to enable the transmission of information by that means; and

(ii)	notify each other of any change to their address or any other such information supplied by them by not less than five (5) Business Days’ notice.

(b)

Any such electronic communication as specified in paragraph (a) above to be made between the Issuer and a Finance Party may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication.

(c)

Any such electronic communication as specified in paragraph (a) above made between any two Parties will be effective only when actually received (or made available) in readable form and in the case of any electronic communication made by a Party to the Bondholder Agent or the Facilities Agent only if it is addressed in such a manner as the Bondholder Agent or the Facilities Agent shall specify for this purpose.

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(d)

Any electronic communication which becomes effective, in accordance with paragraph (c) above, after 5:00 p.m. in the place in which the Party to whom the relevant communication is sent or made available has its address for the purpose of this Project Debt Programme shall be deemed only to become effective on the following day.

(e)	Any reference in a Finance Document to a communication being sent or received shall be construed to include that communication being made available in accordance with this Clause 41.6.

41.7	Use of Websites

(a)

The Issuer may satisfy its obligation under this Project Debt Programme to deliver any information in relation to those Bondholders (the “Website Bondholders”) who accept this method of communication by posting this information onto an electronic website designated by the Issuer and the Facilities Agent (the “Designated Website”) if:

(i)	the Facilities Agent expressly agrees (after consultation with each of the Bondholders) that it will accept communication of the information by this method;

(ii)	both the Issuer and the Facilities Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(iii)	the information is in a format previously agreed between the Issuer and the Facilities Agent.

If any Bondholder (a “Paper Form Bondholder”) does not agree to the delivery of information electronically then the Facilities Agent shall notify the Issuer accordingly and the Issuer shall at its own cost supply the information to the Facilities Agent (in sufficient copies for each Paper Form Bondholder) in paper form. In any event the Issuer shall at its own cost supply the Facilities Agent with at least one copy in paper form of any information required to be provided by it.

(b)

The Facilities Agent shall supply each Website Bondholder with the address of and any relevant password specifications for the Designated Website following designation of that website by the Issuer and the Facilities Agent.

(c)	The Issuer shall promptly upon becoming aware of its occurrence notify the Facilities Agent if:

(i)	the Designated Website cannot be accessed due to technical failure;

(ii)	the password specifications for the Designated Website change;

(iii)	any new information which is required to be provided under this Project Debt Programme is posted onto the Designated Website;

(iv)	any existing information which has been provided under this Project Debt Programme and posted onto the Designated Website is amended; or

(v)	the Issuer becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

If the Issuer notifies the Facilities Agent under paragraph (c)(i) or paragraph (c)(v) above, all information to be provided by the Issuer under this Project Debt Programme after the date of that notice shall be supplied in paper form unless and until the Facilities Agent and each Website Bondholder is satisfied that the circumstances giving rise to the notification are no longer continuing.

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(d)

Any Website Bondholder may request, through the Facilities Agent, one paper copy of any information required to be provided under this Project Debt Programme which is posted onto the Designated Website. The Issuer shall at its own cost comply with any such request within ten (10) Business Days.

41.8	English Language

(a)	Any notice given under or in connection with any Finance Document must be in English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)

if not in English, and if so required by the Facilities Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

42.	CALCULATIONS AND CERTIFICATES

42.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document (other than a Hedging Agreement), the entries made in the accounts maintained by a Finance Party (other than a Hedging Counterparty) are, in the absence of manifest or proven error, prima facie evidence of the matters to which they relate. An extract from the books of a Finance Party (other than a Hedging Counterparty) shall constitute full proof of the matters to which they relate and adequate and appropriate documentary evidence for the issue of an order of payment (“διαταγήπληρωμής” under Greek law), subject to counter-evidence.

42.2	Certificates and Determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

42.3	Day count Convention

Any interest, commission or fee accruing under a Finance Document (other than a Hedging Agreement) will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of three hundred and sixty (360) days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

43.	PARTIAL INVALIDITY

If, at any time, any provision of a Finance Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

44.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party any right or remedy under the Finance Documents shall operate as a waiver of any such right or remedy or constitute an election to affirm any Finance Document, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Project Debt Programme are cumulative and not exclusive of any rights or remedies provided by law.

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45.	COUNTERPARTS

This Project Debt Programme may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this Project Debt Programme.

46.	AMENDMENTS

46.1	Required Consents

(a)	Subject to Clause 46.2 (Exceptions) and the Intercreditor Agreement, any term of the Finance Documents (other than a Hedging Agreement) may be amended or waived only with the consent of the Majority Bondholders and the Issuer and any such amendment or waiver will be binding on all Parties.

(b)	The Facilities Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 46 (Amendments).

46.2	Exceptions

(a)	Subject to the other provisions of this Clause 46 (Amendments), an amendment or waiver that has the effect of changing or which relates to:

(i)	the definition of “Bondholders” and “Finance Parties” in Clause 1.1(Definitions);

(ii)	any provision which expressly requires the consent of all the Bondholders;

(iii)	Clauses 2.16 (Finance Parties’ Rights and Obligations), 7.7 (Mandatory Prepayment and Cancellation – Change of Control), 37 (Changes to the Bondholders), 34 (Sharing Among the Finance Parties), this Clause 46(Amendments), Clause 49 (Governing Law) or Clause 50.1 (Jurisdiction);

(iv)	any requirement that a cancellation of Series Subscription Commitments reduces the Series Subscription Commitments of the Bondholders rateably;

(v)	the nature or scope of the Charged Property or the manner in which the proceeds of enforcement of the Transaction Security are distributed (except insofar as it relates to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Project Debt Programme or any other Finance Document);

(vi)	the release of any Transaction Security unless permitted under this Project Debt Programme or any other Finance Document or relating to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Project Debt Programme or any other Finance Document; or

(vii)	any amendment to the order of priority or subordination under the Intercreditor Agreement,

shall not be made without the prior consent of all the Bondholders.

(b)

Notwithstanding anything to the contrary in the Finance Documents, a Finance Party may unilaterally waive, relinquish or otherwise irrevocably give up all or any of its rights under any Finance Document with the consent of the Issuer.

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(c)	An amendment or waiver which relates to the rights or obligations of the Bondholder Agent, the Facilities Agent, a Hedging Counterparty or a Reference Bank may not be effected without the consent of the Bondholder Agent, the Facilities Agent, that Hedging Counterparty or that Reference Bank.

(d)	If a Bondholder (i) is a Defaulting Bondholder or (ii) does not accept or reject a request for an amendment, waiver, consent or approval within fifteen (15) Business Days (or such longer period as the Issuer and the Facilities Agent may specify) of such request being made (an “Excluded Bondholder”), that Bondholder’s Series Subscription Commitments shall not be included for the purposes of calculating Total Series Subscription Commitments when ascertaining whether a certain percentage of Total Series Subscription Commitments has been obtained to approve the amendment, waiver, consent or approval.

(e)	Subject to the Intercreditor Agreement, any term of the Finance Documents (other than any Fee Letter or a Hedging Agreement) may be amended or waived by the Issuer and the Facilities Agent without the consent, sanction, authority or further confirmation of any other Party if that amendment or waiver is:

(i)	to cure defects or omissions, resolve ambiguities or inconsistencies (including any manifest error) or reflect changes of a minor, technical or administrative nature;

(ii)	consequential on, incidental to, or required to implement an approved amendment, waiver, consent or release provided that such waiver or amendment does not adversely affect the interests of the other Bondholders whose consent is not required for the applicable amendment; or

(iii)	otherwise for the benefit of all of the Bondholders.

(f)

If the Issuer or the Facilities Agent (at the request of the Issuer) has requested the Finance Parties (or any of them) to give a consent in relation to, or to agree a release, waiver or amendment of, any provision of the Finance Documents (other than a Hedging Agreement) or other vote of Bondholders under the terms of this Project Debt Programme, then in the case of:

(i)	any Finance Party who has delivered a consent or agreement to such request, on and from the date of notification thereof to the Facilities Agent; and

(ii)	any Non-Consenting Bondholder and its applicable participation, on and from the date such Bondholder is replaced in accordance with the provisions of this Project Debt Programme,

a consent or agreement to such request shall be treated and deemed as having been made by such Finance Party and Non-Consenting Bondholder and received by the Facilities Agent, and (unless otherwise agreed by the Issuer or stipulated by the relevant Bondholder), subject to paragraph (i) below, such consent or agreement shall from such time be irrevocable and binding on such Finance Party or Non-Consenting Bondholder (as applicable) and any permitted assignee, transferee or counterparty to a sub-participation.

(g)

Any Finance Party (not being an Excluded Bondholder) or its permitted assignee or transferee that has expressly not consented or not agreed to a request for an amendment, waiver, consent or release shall always have the right to change or revoke their decision and subsequently deliver to the Facilities Agent a consent or agreement to such request at any time during the period for which the vote and request process is open for consents and acceptances as notified by the Facilities Agent to such Bondholder (and subject to any extension of such period as agreed between the Issuer and the Facilities Agent).

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(h)	Each Finance Party irrevocably and unconditionally authorises and instructs the Facilities Agent (for the benefit of the Bondholder Agent, the Facilities Agent and/or the Issuer, where applicable) to execute any documentation relating to a proposed amendment or waiver as soon as the requisite Bondholder consent is received (or on such later date as may be agreed by the Facilities Agent and the Issuer). Without prejudice to the foregoing, the Finance Parties shall enter into any documentation necessary to implement an amendment or waiver once that amendment or waiver has been approved by the requisite number of Bondholders determined in accordance with this Clause 46 (Amendments).

(i)	An Event of Default or Default may, subject to the Intercreditor Agreement, be revoked or waived (as applicable) with the consent of the Majority Bondholders, provided that a non-payment Event of Default under Clause 32.1 (Non-payment) may not be waived without consent of each Bondholder to which the relevant overdue payment is owing. Any notice, demand, declaration or other step or action taken under or pursuant to Clause 32.30 (Consequences of an Event of Default) may be revoked with the consent of the Majority Bondholders.

46.3	Consent to actions under the Greek Bankruptcy Code

Notwithstanding any provision of Clause 46 to the contrary, the Majority Bondholders may instruct the Facilities Agent to enter into a restructuring agreement pursuant to Articles 31 et seq. of the Greek Bankruptcy Code on behalf of all Bondholders.

46.4	Replacement of Screen Rate

Any amendment or waiver which relates to:

(a)	providing for the use of a Replacement Benchmark in place of the Screen Rate; and

(b)	(i)	aligning any provision of any Finance Document to the use of that Replacement Benchmark;

(ii)

enabling that Replacement Benchmark to be used for the calculation of interest under this Project Debt Programme (including, without limitation, any consequential changes required to enable that Replacement Benchmark to be used for the purposes of this Project Debt Programme);

	(iii)	implementing market conventions applicable to that Replacement Benchmark;

	(iv)	providing for appropriate fallback (and market disruption) provisions for that Replacement Benchmark; or

(v)

adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Benchmark (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may, subject to the Intercreditor Agreement, be made with the consent of the Facilities Agent (acting on the instructions of the Majority Bondholders excluding any Bondholders owning Series Project RRF Bonds) and the Issuer.

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46.5	Replacement of a Bondholder

(a)	If at any time:

(i)	any Bondholder is or becomes:

(A)	a Non-Consenting Bondholder;

(B)	a Defaulting Bondholder;

(C)	an Affected Bondholder; or

(ii)	the Issuer receives a notice from the Facilities Agent under Clauses 7.1(a) (Illegality) or 19.1(a) (Increased Costs) in respect of a Bondholder,

then the Issuer may, on not less than five (5) Business Days prior written notice (a “Replacement Notice”) to the Facilities Agent and such Finance Party (a “Replaced Finance Party”):

(A)	replace such Replaced Finance Party by requiring such Replaced Finance Party to (and such Replaced Finance Party shall) assign or transfer pursuant to Clause 37 (Changes to the Bondholders) on such dates as specified in the Replacement Notice all or any part of its rights and obligations under this Project Debt Programme to one or more Finance Parties or other persons (each a “Replacement Finance Party”) selected by the Issuer, in accordance with the restrictions of Clause 37 (Changes to the Bondholders), which confirms its (or their) willingness to assume and does assume all or part of the obligations of the Replaced Finance Party (including the assumption of the Replaced Finance Party’s participations or unfunded or undrawn participations (as the case may be) on the same basis as the Replaced Finance Party) for a purchase price in cash payable at the time of transfer in an amount equal to the applicable outstanding principal amount of such Replaced Finance Party’s participation in the outstanding Project Bonds and all related accrued interest and/or fees, Break Costs and other amounts payable in relation thereto under the Finance Documents in respect of such transferred participation (the “Replacement Amount”);

(B)	prepay on such date(s) specified in the Replacement Notice all or any part of that Replaced Finance Party’s participation in the outstanding Project Bonds and all related accrued interest and/or fees, Break Costs and other amounts payable in relation thereto under the Finance Documents in respect of such participation; and/or

(C)	cancel all or part of any undrawn Series Subscription Commitments of that Replaced Finance Party on such date(s) specified in the Replacement Notice,

provided that, in each case, the Issuer shall not be required to pay any prepayment fees or penalties (however described) payable under this Project Debt Programme or any other Finance Document to that Replaced Finance Party, and provided that any Series Project Co-financing Bonds, Series Project RRF Bonds and any Series Project PB Bridge Bonds are replaced, prepaid or cancelled pro rata across the Series based on the Pro Rata share of each Bondholder’s Series Subscription Commitment.

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(b)	The Facilities Agent shall promptly, and in any case within one (1) Business Day of receipt of such Replacement Notice, notify the Bondholders other than the relevant Bondholder of the proposed transfer or assignment. If a Bondholder responds within three (3) Business Days of receipt of such notification that it would accept such transfer or assignment, the Issuer shall transfer or assign the relevant Series Subscription Commitments and participation in the relevant Project Bond at par, for cash, together with accrued and unpaid interest and fees and costs and other amounts due under the Finance Documents to such Bondholder.

(c)	Any Replacement Notice delivered under paragraph (a) above (or any subsequent notice for this purpose) for exercising any rights under sub-paragraph (a)(ii)(A) above shall be accompanied by a Transfer Certificate complying with Clause 37 (Changes to the Bondholders) and any other related documentation to effect such assignment or transfer, which Transfer Certificate and any other related documentation to effect such assignment or transfer, shall be promptly (and by no later than three (3) Business Days from receiving such Transfer Certificate and any other related documentation to effect such assignment or transfer) executed by the relevant Replaced Finance Party and returned to the Issuer.

(d)	Notwithstanding the requirements of Clause 37 (Changes to the Bondholders) or any other provisions of the Finance Documents (other than pursuant to paragraph (e) below) if a Replaced Finance Party does not execute and/or return a Transfer Certificate and any other related documentation to effect such transfer or assignment as required by paragraph (b) above, the relevant assignment(s) or transfer(s), shall automatically and immediately be effected for all purposes under the Finance Documents on payment of the Replacement Amount to the Facilities Agent (for the account of the relevant Replaced Finance Party) and the Facilities Agent may (and is authorised by each Finance Party to) execute, without requiring any further consent, sanction, authority or further confirmation from any other Party, a Transfer Certificate and any other related documentation to effect such assignment or transfer, on behalf of any relevant Replaced Finance Party which is required to assign or transfer, its rights and obligations or assign its rights under this Project Debt Programme pursuant to paragraph (a) above which shall be effective for the purposes of Clause 37 (Changes to the Bondholders).

(e)	Unless otherwise agreed by the Majority Bondholders or provided pursuant to another provision of this Project Debt Programme the replacement or prepayment of a Bondholder pursuant to this Clause 46.5 shall be subject to the following conditions:

(i)	the Issuer shall have no right to replace the Facilities Agent (in such capacity) pursuant to paragraph (a) above;

(ii)

subject to the time periods specified in Clauses 7.1(c)(i) and 7.1(c)(ii), the Issuer may only exercise its replacement or prepayment rights pursuant to paragraph (a) above in respect of any relevant Replaced Finance Party within ninety (90) days of becoming entitled to do so (or, if later, on or prior to the date falling ninety (90) days after the date on which the Issuer receives notice in writing that such Bondholder has become a Non‑Consenting Bondholder, a Defaulting Bondholder or an Affected Bondholder, or that the other circumstances in paragraph (a) above apply (as the case may be)) on each occasion such Bondholder is a Non‑Consenting Bondholder, a Defaulting Bondholder, an Affected Bondholder, or the other circumstances in paragraph (a) above apply;

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(iii)	neither the Facilities Agent nor the Replaced Finance Party shall have any obligation to the Issuer to find a Replacement Finance Party for the purposes of paragraph (a) above;

(iv)

in no event shall a Replaced Finance Party being replaced pursuant to paragraph (a) above be required to pay or surrender to the relevant Replacement Finance Party (or any other person) any of the fees received by it pursuant to the Finance Documents; and

(v)

the Replaced Finance Party shall only be obliged to assign or transfer its rights and obligations pursuant to paragraph (a) above once it is satisfied that it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to that assignment or transfer.

(f)

The replacement or prepayment of any Replaced Finance Party pursuant to this Clause 46.5 shall only be permitted if, following the exercise of its replacement and/or prepayment rights pursuant to paragraph (a) above (in any combination of replacement and/or prepayment, at the Issuer’s option), the relevant Replaced Finance Party will no longer hold any Available Commitments or participations in any outstanding Project Bonds (and all related accrued interest and/or fees, Break Costs and other amounts payable in relation thereto under the Finance Documents in respect of such participations shall have been paid).

47.	CONFIDENTIALITY

47.1	Confidential Information

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 47.2 (Disclosure of Confidential Information) and Clause 47.4 (Disclosure to numbering service providers), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own Confidential Information.

47.2	Disclosure of Confidential Information

Any Finance Party may disclose:

(a)

to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed or is aware of its confidential nature and that some or all of such Confidential Information may be price-sensitive information (except that there shall be no such requirement to inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information);

(b)	to any person:

(i)

to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Facilities Agent and, in each case, to any of that person’s Affiliates, Related Funds, representatives and professional advisers;

(ii)

with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or the Issuer and to any of that person’s Affiliates, Related Funds, representatives and professional advisers;

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(iii)	appointed by any Finance Party or by a person to whom paragraph (i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf;

(iv)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (i) or (ii) above;

(v)	to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security Interest(s) (or may do so) pursuant to Clause 37.8 (Security over Bondholders’ Rights);

(vii)	required in connection with, and for the purposes of, any litigation, arbitration, administrative or other formal investigations, proceedings or disputes;

(viii)	who is a Party; or

(ix)	with the consent of the Issuer;

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(A)

in relation to paragraphs (i), (ii) and (iii) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)

in relation to paragraph (iv) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price‑sensitive information;

(C)

in relation to paragraphs (v), (vi) and (vii) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances;

(c)

to the Greek State, upon it becoming aware of any amendment in the eligibility criteria included in the Invitation and is related to it, or/and any material amendment in the real facts and financial data, as well as information submitted to the Bondholders in relation to the Eligible Investment, or/and any legal or administrative proceedings which are imminent or have already been initiated, or/and any event that has or may have a negative impact on the progress, completion, operation and exploitation of the Eligible Investment or on the Issuer’s ability to comply with the provisions of this Project Debt Programme and the Subscription Agreements, as well as any event of default and any termination, report or complaint in relation to facts that constitute any Irregularity and anything else requested in writing by the Greek State in relation to the Project RRF Loans and/or any other matter provided for from time to time by the RRF Legal Framework;

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(d)	to any person appointed by that Finance Party or by a person to whom paragraph (b)(i) or (b)(ii) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use with Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Issuer and the relevant Finance Party (a “Confidentiality Undertaking”); and

(e)	to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Issuer if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

47.3	Duty to inform the Facilities Agent

(a)

As soon as reasonably practicable after the entry by any person into a Confidentiality Undertaking, each relevant Finance Party shall supply a copy of such Confidentiality Undertaking to the Facilities Agent together with such other information relating to the Confidentiality Undertaking as the Facilities Agent may reasonably request.

(b)

Upon request by the Issuer, the Facilities Agent shall, as soon as reasonably practicable, provide a copy of any Confidentiality Undertaking and any information provided to it under paragraph (a) above.

47.4	Disclosure to numbering service providers

(a)

A Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Project Debt Programme, the Project Bonds and/or the Issuer the following information:

(i)	names of the Issuer;

(ii)	country of domicile of the Issuer;

(iii)	place of incorporation of the Issuer;

(iv)	the Signing Date and any restatement hereof;

(v)	the governing law of this Project Debt Programme;

(vi)	the name of the Facilities Agent;

(vii)	date of each amendment and restatement of this Project Debt Programme;

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(viii)	amount of Total Series Subscription Commitments;

(ix)	currencies of the Project Bonds;

(x)	type of the Project Bonds;

(xi)	ranking of the Project Bonds;

(xii)	the Maturity Date and VAT Bond Final Maturity Date for the Project Bonds (as applicable);

(xiii)	changes to any of the information previously supplied pursuant to paragraphs (i) to (xii) above; and

(xiv)	such other information agreed between such Finance Party and the Issuer,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(b)

The Parties acknowledge and agree that each identification number assigned to this Project Debt Programme, the Project Bonds and/or the Issuer by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(c)	The Issuer represents that none of the information set out in sub-paragraphs (a)(i) to (a)(xiv) above is, nor will at any time be, unpublished price‑sensitive information.

(d)	The Facilities Agent shall notify the Issuer and the other Finance Parties of:

(i)	the name of any numbering service provider appointed by the Facilities Agent in respect of this Project Debt Programme, the Project Bonds and/or the Issuer; and

(ii)	the number or, as the case may be, numbers assigned to this Project Debt Programme, the Project Bonds and/or the Issuer by such numbering service provider.

47.5	Entire Agreement

This Clause 47 (Confidentiality) constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

47.6	Inside Information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

47.7	Notification of Disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Issuer:

(a)	of the circumstances of any disclosure of Confidential Information made pursuant to sub paragraph (b)(v) of Clause 47.2 (Disclosure of Confidential Information) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this Clause 47 (Confidentiality).

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47.8	Continuing Obligations

The obligations in this Clause 47 (Confidentiality) are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of twelve (12) months from the earlier of: (a) the date of the termination of this Project Debt Programme and (b) the date on which such Finance Party otherwise ceases to be a Finance Party.

48.	CONFIDENTIALITY OF FUNDING RATES AND REFERENCE BANK RATES

48.1	Confidentiality and disclosure

(a)

The Facilities Agent and the Issuer agree to keep each Funding Rate (and, in the case of the Facilities Agent, each Reference Bank Rate) confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (b), (c) and (d) below.

(b)	The Facilities Agent may disclose:

(i)	any Funding Rate (but not, for the avoidance of doubt, any Reference Bank Rate) to the Issuer pursuant to Clause 11.5 (Notification of Funding Rate); and

(ii)	any Funding Rate or any Reference Bank Rate to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Facilities Agent and the relevant Bondholder or Reference Bank, as the case may be.

(c)	The Facilities Agent may disclose any Funding Rate or any Reference Bank Rate, and the Issuer may disclose any Funding Rate, to:

(i)

any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and representatives if any person to whom that Funding Rate or Reference Bank Rate is to be given pursuant to this paragraph (i) is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or Reference Bank Rate or is otherwise bound by requirements of confidentiality in relation to it;

(ii)

any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate or Reference Bank Rate is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Facilities Agent or the Issuer, as the case may be, it is not practicable to do so in the circumstances;

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(iii)

any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other formal investigations, proceedings or disputes if the person to whom that Funding Rate or Reference Bank Rate is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Facilities Agent or the Issuer, as the case may be, it is not practicable to do so in the circumstances; and

(iv)	any person with the consent of the relevant Bondholder or Reference Bank, as the case may be.

(d)

The Facilities Agent’s obligations in this Clause 48 relating to Reference Bank Rate are without prejudice to its obligations to make notifications under Clause 11.5 (Notification of Funding Rate) provided that (other than pursuant to paragraph (b)(i) above) Facilities Agent shall not include the details of any individual Reference Bank Rate as part of any such notification.

48.2	Related obligations

(a)

The Facilities Agent and the Issuer acknowledge that each Funding Rate (and, in the case of the Facilities Agent, each Reference Bank Rate) is or may be price-sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Facilities Agent and the Issuer undertake not to use any Funding Rate or, in the case of the Facilities Agent, any Reference Bank Rate for any unlawful purpose.

(b)	The Facilities Agent and the Issuer agree (to the extent permitted by law and regulation) to inform the relevant Bondholder or Reference Bank, as the case may be:

(i)	of the circumstances of any disclosure made pursuant to paragraph (c)(ii) of Clause 48.1 (Confidentiality and disclosure) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(ii)	upon becoming aware that any information has been disclosed in breach of this Clause 48.

49.	GOVERNING LAW

This Project Debt Programme and any non-contractual obligations arising out of or in connection with it are governed by Greek law.

50.	JURISDICTION

50.1	Jurisdiction

The Parties hereby submit to the exclusive jurisdiction of the Courts of Athens.

50.2	Service of process

The Issuer hereby appoints Karatzas & Partners, as its agent for service of process (in Greek “αντίκλητος”) to whom any Finance Party may validly serve any document relating to the Finance Documents, including documents referring to the initiation of proceedings. If the appointment of the above agent for service of process ceases for any reason to be effective, article 142 paragraph 4, sentences four and five of the Greek Code of Civil Procedure shall apply. The Issuer hereby agrees that any failure by an agent for service of process to notify the Issuer of the process will not invalidate the proceedings concerned.

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50.3	Waiver of immunity

The Issuer irrevocably and unconditionally:

(a)

agrees not to claim any immunity from proceedings brought by the Bondholder Agent, the Facilities Agent or a Bondholder against the Issuer in relation to this Project Debt Programme and to ensure that no such claim is made on its behalf;

(b)	consents generally to the giving of any relief or the issue of any process in connection with those proceedings; and

(c)	waives all rights of immunity in respect of it or its assets.

THIS PROJECT DEBT PROGRAMME has been entered into on the date stated at the beginning of this Project Debt Programme.

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 Schedule 1

Conditions Precedent

Part A

Initial Conditions Precedent

1.	CORPORATE DOCUMENTATION

1.1	Certified copies of the constitutional documents of each Obligor.

1.2	Resolutions of the board of directors of each of each Obligor as attached to an officer’s certificate of the applicable Obligor:

(a)

approving the terms of, and the transactions contemplated by, the Transaction Documents to which it is a party and resolving that it execute, deliver and perform the Transaction Documents to which it is a party;

(b)	authorising a specified person or persons to execute the Transaction Documents to which it is a party on its behalf; and

(c)

authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, in the case of the Issuer, Requests) to be signed and/or despatched by it under or in connection with the Transaction Documents to which it is a party.

1.3	Resolution of Eldorado Gold (Greece) B.V. (the sole shareholder of the Initial Shareholder) to:

(a)	approve and consent to the board resolution of the Initial Shareholder being passed and implemented and ratify and confirm such board resolution;

(b)

approve and consent to the entering into, the execution, delivery and the performance by the Initial Shareholder of the Transaction Documents and the entering into and the performance of the transactions; and

(c)

approve of (i) the right of pledge in favour of and (ii) the conditional transfer of the voting rights to the Bondholder Agent, all in accordance with the draft Initial Shareholder Share Pledge prepared by Stibbe bearing document number [•].

1.4

Resolutions of the board of directors of Eldorado Gold (Greece) B.V. (the sole shareholder of the Initial Shareholder) approving the terms of, and the transactions contemplated by, the Transaction Documents to which it is a party and resolving that it execute, deliver and perform the Transaction Documents to which it is a party.

1.5

Resolutions of the shareholder of Eldorado Gold (Greece) B.V. (the sole shareholder of the Initial Shareholder) approving the terms of, and the transactions contemplated by, the Transaction Documents to which it is a party and resolving that it execute, deliver and perform the Transaction Documents to which it is a party.

1.6

Certified specimen signatures of each person authorised by the resolutions in paragraph 1.2 above to sign the Transaction Documents and any other notices or documents under or in connection with the Transaction Documents.

1.7	A certificate of each Obligor confirming that:

(a)	borrowing and/or securing of the Project Bonds would not cause any borrowing, security or similar limit binding on the relevant Obligor to be exceeded;

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(b)

each copy document relating to it specified in this Schedule 1 (Conditions Precedent), Part A (Initial Conditions Precedent) is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the Signing Date; and

(c)	no event has occurred and is continuing or would result from its entry into the Finance Documents which would constitute a Default.

1.8	A certified copy of a structure chart showing each direct and indirect subsidiary of the Sponsor.

1.9	Evidence of the Issuer’s credit rating as provided by ICAP.

2.	FINANCE DOCUMENTS

(a)	this Project Debt Programme;

(b)	the Subscription Agreement No.1;

(c)	the EPCM Direct Agreement;

(d)	each Fee Letter;

(e)	the Hedging Agreement(s);

(f)	the Intercreditor Agreement;

(g)	the Initial Shareholder Share Pledge;

(h)	the Assignment of Contracts;

(i)	the Reinsurance Deed (if any);

(j)	the Accounts Pledge and Assignment Agreement;

(k)	the Insurance Assignment Agreement;

(l)	the Equipment Pledge Agreement;

(m)	the Material Project Document Pledge and Assignment Agreement;

(n)	the Issuer Share Pledge;

(o)

the Subsidiary Share Pledge (unless the Permitted Merger has occurred by Financial Close and evidence of such occurrence has been provided to the Facilities Agent in form and substance satisfactory to it, in which case such Subsidiary Share pledge will not be required);

(p)	VAT Security Documents;

(q)	the Shareholder Support Agreement; and

(r)	the State Direct Agreement.

3.	SECURITY

3.1

The Obligors have signed all necessary documents, given all notices and taken all actions requested by the Bondholder Agent to perfect the security granted by the Security Documents to which it is a party, including:

(a)

all filings, stampings, registrations, recordings, notifications and other actions (or documents to effect such actions) in all relevant jurisdictions necessary or, in the opinion of legal advisers to the Bondholders, advisable, in order to create valid perfected Security Interests in favour of the Secured Parties over all of the assets purported to be covered by each Security Document; and

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(b)

the giving of notices of pledge and consents thereto, assignment or charge, as applicable, in relation to the Transaction Security, to each of the parties to the contractual arrangements and the Issuer Accounts which are the subject of the Security Documents.

3.2

Confirmation from the Account Bank that no prior notice of any Security Interest has been received by any of the parties to the contractual arrangements relating to the Issuer Accounts which are the subject of the Security Documents, and that amounts payable in relation to such contractual arrangements shall be paid without set-off or counterclaim.

3.3

Evidence (including but not limited to registry extracts from land title registry, and mining registry) that no liens or encumbrances are registered against the Issuer or the Initial Shareholder or their respective assets that purported to be covered by each Security Document or the Share Capital in the Issuer, other than Permitted Security Interests and those in favour of the Secured Parties.

3.4

Each Obligor has delivered the annotated share certificates required to be delivered by it under the Issuer Share Pledge or the Subsidiary Share Pledge (as applicable) to the Bondholder Agent in accordance with the terms therein, along with a certified copy of the annotation of such pledge in the shareholders register of the Issuer, the Initial Shareholder and each Disclosed Subsidiary (as applicable), being the company that issued such pledged shares.

4.	MATERIAL PROJECT DOCUMENTS

(a)	A certified copy of:

(i)	the EPCM Contracts;

(ii)	the Investment Agreement; and

(iii)	the Filter Presses Purchase Order.

(b)

Confirmation from the Issuer that the EPCM Contracts, the Investment Agreement and the Filter Presses Purchase Order are in full force and effect, and that any and all conditions precedent thereunder have been satisfied.

(c)	Delivery of agreed form Material Project Document Templates.

5.	PROJECT AUTHORISATIONS AND TITLE

5.1	A certificate of an authorised representative of the Issuer, to the effect that:

(a)	all Project Authorisations (including land use rights) and Environmental or Social Permits required to be obtained in order to continue construction on the Project have been obtained; and

(b)	each such Project Authorisation and Environmental or Social Permit is in full force and effect.

5.2

Confirmation that all notices, registrations, filings, stampings, approvals and consents in relation to the Transaction Documents that are to be entered into on or prior to the Signing Date and to which the Issuer is a party (to the extent required under any relevant jurisdiction) have been duly obtained, issued and/or completed (as applicable) pursuant to any applicable regulations in that jurisdiction.

6.	INSURANCES

6.1

Evidence satisfactory to the LIA that the Insurances and Reinsurances (if any) required to be procured by the Issuer in accordance with Schedule 9 (Insurances) are in full force and effect and that the Issuer paid the relevant insurance premiums.

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6.2	The relevant broker’s Letter of Undertaking in relation to the relevant Insurances and Reinsurances (if any).

6.3

Evidence satisfactory to the LIA that each policy of insurance required pursuant to paragraph 6.1 above has attached to it an endorsement substantially in the form set out in Schedule 9 (Insurances) and that each policy of reinsurance if required pursuant to paragraph 6.1 above has an endorsement substantially in the form set out in Schedule 9 (Insurances).

7.	REPORTS

7.1	Receipt of the following reports addressed to the Facilities Agent on behalf of the Bondholders:

(a)	a legal due diligence report from Milbank LLP (acting as the international legal counsel to the Finance Parties) in respect of the Project;

(b)	a legal due diligence report from Lambadarios Law (acting as Greek legal counsel to the Finance Parties) in respect of the Project;

(c)	a technical, operational, environmental and social due diligence report from the LTA in respect of the Kassandra Mines;

(d)	an insurance report from the LIA in respect of the Kassandra Mines;

(e)	an audit report from the Model Auditor in respect of the Base Case Financial Model; and

(f)	a market report from the LMAin respect of the Kassandra Mines.

8.	LEGAL OPINIONS

8.1	Legal opinions of each of:

(a)	from Milbank LLP (acting as the international legal counsel to the Finance Parties), in relation to the legality, validity and enforceability of the English law governed Finance Documents;

(b)	from Lambadarios Law (acting as the Greek legal counsel to the Finance Parties), in relation to the legality, validity and enforceability of the Greek law governed Finance Documents;

(c)	from Stibbe London B.V (acting as the Dutch legal counsel to the Finance Parties), in relation to the validity and enforceability of the Finance Documents governed by the laws of the Netherlands;

(d)

from Karatzas & Partners (acting as the Greek legal counsel to the Issuer and the Disclosed Subsidiary) in relation to the due capacity and authority of the Issuer and the Disclosed Subsidiary to enter into and execute the Finance Documents to which it is a party; and

(e)

from Stibbe London B.V. (acting as the Dutch legal counsel to the Finance Parties), in relation to the due execution and capacity of (A) the Initial Shareholder to enter into, execute and deliver the Finance Documents to which it is a party and (B) the shareholder of the Initial Shareholder to enter into and deliver the Initial Shareholder Share Pledge, each addressed to or to be relied upon by, the Finance Parties.

9.	BASE CASE FINANCIAL MODEL, LIFE OF MINE PLAN AND BUDGETS

9.1

An electronic copy of the updated Base Case Financial Model certified by an authorised signatory of the Issuer as being a true and accurate copy of the original thereof, which demonstrates that as at the first Issue Date:

(a)	the Projected Debt Service Cover Ratio for the Prospective DSCR Calculation Periods commencing on that Calculation Date is not less than 1.50x;

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(b)	on each Calculation Date until the Maturity Date, the Loan Life Cover Ratio is not less than 2.00x;

(c)	in satisfaction of the requirements of the RRF Legal Framework that at least 20% of the Eligible Costs are funded by Equity Contributions, the Funding Ratio is not greater than 80:20;

(d)	the Reserve Tail Ratio is at least, the Minimum Reserve Tail Ratio;

(e)	no Cost Overrun exists; and

(f)	details and calculations of:

(i)	the CFADS for each Calculation Period until the Maturity Date calculated as at each relevant Calculation Date in accordance with the Agreement; and

(ii)	the Forecast CFADS in respect of each Calculation Period until the Maturity Date commencing on the day after the relevant Calculation Date.

9.2	The Initial Life of Mine Plan is in form and substance satisfactory to the Bondholders, acting on the advice of the LTA.

9.3	The form of Construction Report and Operating Report have been agreed between the Facilities Agent (acting in consultation with the LTA, as applicable) and the Issuer.

9.4	An electronic copy of the most recent Non-Project Budget and the Construction Budget.

9.5	An electronic copy of a form of the Pre-Completion Operating Budget and the Post-Completion Operating Budget.

10.	ENVIRONMENT

10.1	A certified copy of the ESIA, ESAP and the ESMP.

10.2	Confirmation from the LTA that the ESIA, ESAP and ESMP are in form and substance acceptable to it.

11.	CERTIFICATES

Confirmation from the LTA that the forms of Costs Certificate and Cost to Complete Certificate are in form and substance acceptable to it.

12.	EQUITY CONTRIBUTIONS AND ISSUER ACCOUNTS

12.1

The Bondholders are satisfied that the Recognised Equity Contributions have been applied towards the Pre-Completion Project Costs, which will be subject to the provision of evidence by the Issuer to the Facilities Agent documenting the funding and the application of such funds, including by shareholder loan or other equity funding documentation, payment of invoices and confirmation by the LTA of the application of such amounts towards Pre-Completion Project Costs.

12.2	The Bondholders are satisfied that the Equity Contributions paid into the Project Equity Account from the Signing Date to Financial Close have been applied towards the Pre-Completion Project Costs.

12.3	The Bondholder Agent has received Acceptable Credit Support with aggregate face value equal to the Initial Base Equity Commitment and the Total Project Cost Overrun Commitment.

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12.4	If Equity Contributions are injected by means of the Issuer’s Share Capital increase, the following must also be delivered:

(a)

a certified copy of the resolution of the Issuer’s general meeting of shareholders approving the increase of the Issuer’s Share Capital for the specific amount of Equity Contribution and a certified copy of the Issuer’s amended articles of association reflecting the Share Capital increase as above and their publication (announcement) to the General Commercial Registry (GEMI) or, to the extent the latter has not been made available to the Issuer within five (5) Business Days prior to the envisaged Issue Date due to GEMI backlog, the relevant application submitted to that effect to the GEMI bearing the GEMI protocol number;

(b)

a certified copy of the resolution of the Issuer’s board of directors evidencing the auditor’s confirmation of the actual payment of the Share Capital increase amount, payable as Equity Contribution by the Shareholder in the form of Issuer’s Share Capital increase in accordance with article 20 of the Company Law, together with a GEMI Announcement of such board directors resolution or, to the extent the latter has not been made available to the Issuer within five (5) Business Days prior to the envisaged Issue Date due to GEMI backlog, the relevant application submitted to that effect to the GEMI bearing the GEMI protocol number; and

(c)	a certified copy of the register of shares/shareholders of the Issuer evidencing that the Shareholder has been registered as holder of the issued shares (if any) of the Issuer.

12.5	Evidence that the Issuer Accounts required to be opened have been opened.

13.	RRF FUNDING

No Original Bondholder has notified the Facilities Agent that an Operational Agreement is not in force, or in case of termination of such Operational Agreement, another credit institution, which has concluded an Operational Agreement with Greek State, has not been appointed as its successor.

14.	INITIAL FINANCIAL STATEMENTS

(a)	A certificate signed by an authorised signatory of each of the Issuer appending a copy of the Initial Financial Statement.

(b)	A certificate signed by an authorised signatory of the Disclosed Subsidiary appending copies of its most recent audited financial statement.

(c)	A certificate signed by an authorised signatory of the Initial Shareholder appending a copy of its opening balance sheet.

(d)	A copy of the audited financial statements of the available previous three (3) years for Greek Nurseries S.A.

15.	HEDGING

All hedging required under the agreed Hedging Policy is in full force and effect.

16.	FEES

The Facilities Agent is satisfied that the fees payable in accordance with Clause 13 (Project Accounts) or any Fee Letters and all costs and expenses due at that time in accordance with Clause 22 (Costs and Expenses) have been paid, or will be paid simultaneously with the first Issue Date.

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17.	KNOW YOUR CUSTOMER INFORMATION

Provision by each Obligor of all information necessary to comply with any money laundering regulations in Greece, “know your customer” checks and other identification procedures as may be requested by the Finance Parties.

18.	PROCESS AGENT APPOINTMENT LETTERS

Evidence of the appointment of an agent for the receipt of service of process in England and Wales by each counterparty to a Finance Document other than the Acceptable Credit Support (other than the Finance Parties) governed by the laws of England and Wales that is not incorporated under the laws of England and Wales.

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Part B

Conditions Precedent to the Issuance of all Series Project Term Bonds

1.	COSTS CERTIFICATE

The Issuer has delivered a Costs Certificate to the Facilities Agent countersigned by the appropriate Advisors with the relevant Request.

2.	COST TO COMPLETE

The Issuer has delivered a Cost to Complete Certificate to the Facilities Agent countersigned by the LTA with the relevant Request, confirming:

(a)	that, either:

(i)	no Cost Overrun exists; or

(ii)

that a Cost Overrun exists and the estimate of such Cost Overrun, but that it does not exceed the maximum amount payable or otherwise committed under the Shareholder Support Agreement (as supported by an Acceptable Credit Support) and the amount capable of being drawn under the Series Project Cost Overrun Bond; and

(b)	Project Completion is expected to occur by the Longstop Date,

and the LTA has confirmed such certifications by reference to the most recent Construction Progress Report.

3.	NO DEFAULT

(a)	No Default relating to the Issuer’s obligations with respect to the Project under Clause 32 (Events of Default) is continuing or would result from the Issuance of the requested Project Bonds.

(b)

No Event of Default relating to the Issuer or the Issuer’s obligations with respect to any Non-Project Operations under Clause 32 (Events of Default) is continuing or would result from the Issuance of the requested Project Bonds.

4.	REPEATING REPRESENTATIONS

The Repeating Representations made by each Obligor under the Finance Documents are true, accurate and complete in all respects.

5.	NO MATERIAL ADVERSE EFFECT

No event that has, or could have, a Material Adverse Effect has occurred.

6.	FUNDING RATIO

The Funding Ratio is not greater than, and will be no greater than, 80:20 immediately prior to, and following the relevant Issuance.

7.	CONSTRUCTION REPORT

The Issuer has delivered the most recent Construction Report to the Facilities Agent by the time required under the Project Debt Programme.

8.	MATERIAL PROJECT DOCUMENTS

Unless otherwise already provided, a certified copy of each Material Project Document that has been entered into since Financial Close or the last Issue Date (as applicable).

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9.	COMPETENT COURT AND PUBLIC AUTHORITIES CERTIFICATES

9.1	Copies of the following certificates issued by the competent court and public authorities in Greece:

(a)	certificate of current representation by GEMI that shall be dated no earlier than three (3) calendar months before any Request;

(b)	certificate of Good Standing by GEMI that shall be dated no earlier than three (3) calendar months before any Request;

(c)

a certificate of non-default from the Chamber of Commerce and Industry under any of the liabilities to the Chamber of Commerce and Industry in respect of the Issuer that shall be dated no earlier than three (3) calendar months before any Request;

(d)	a unified creditworthiness certificate in respect of the Issuer from the competent Court of First Instance that shall be dated no earlier than three (3) calendar months before any Request;

(e)

a certificate of the competent tax authority that no tax is due by the Issuer (i.e., a tax good standing certificate) that shall be dated no earlier than three (3) calendar months before any Request; and

(f)

a certificate of the competent social security institution(s) that all social security contributions have been made by the Issuer (i.e. a social security good-standing certificate) that shall be dated no earlier than three (3) calendar months’ Request.

For the avoidance of doubt, if certificates delivered to the Facilities Agent with respect to a Request is within the three (3) calendar months’ period then the Issuer is not required to deliver the same copies along with a subsequent Request issued during such three (3) calendar months’ period.

9.2

A declaration from the Issuer in which it is stated whether or not the Issuer had an obligation to pay security contributions as an employer until 31/12/2016 to the following bodies of Uniform Social Insurance Institution (in Greek: “ΕΦΚΑ”), i.e., OGA, ETAA (TSAΥ, TSMEDE, TAN) and ETAP – SME.

10.	RRF FUNDING

No Original Bondholder has notified the Facilities Agent that an Operational Agreement is not in force, or in case of termination of such Operational Agreement, another credit institution, which has concluded an Operational Agreement with Greek State, has not been appointed as its successor.

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Part C

Conditions Precedent to the Issuance of all Series Project RRF Bonds

and Series Project Co-financing Bonds,

Series Project PB Bridge RRF Bonds and Series Project PB Bridge Co-financing Bonds

1.	SERIES PROJECT TERM BOND CONDITIONS PRECEDENT

In addition to the conditions precedent under this Part C, in respect of the Issuance of:

(a)	Series Project RRF NBG Bonds;

(b)	Series Project Co-financing NBG Bonds;

(c)	Series Project PB Bridge RRF Bonds and after the PB RRF Switch Date, Series Project RRF PB Bonds; and

(d)	Series Project PB Bridge Co-financing Bonds and after the PB RRF Switch Date, Series Project Co-financing PB Bonds,

each of the conditions set out in Part B (Conditions Precedent to the Issuance of all Series Project Term Bonds) applies mutatis mutandis, and has been satisfied or waived, provided that any reference to ‘Project Term Loan’ shall be construed as a reference to that ‘Project RRF Loan’ or ‘Project Co-financing Loan’, ‘Project PB Bridge RFF Loan’, ‘Project PB Bridge Co-financing Loan’ as applicable.

2.	SUPPORTING DOCUMENTATION

No events with adverse effect have occurred which affect the viability and eligibility of the Eligible Investment, as initially examined and described under the Eligibility Criteria, as stipulated in the RRF Legal Framework and the Audit Report.

3.	FUNDING RATIO

In satisfaction of the requirements of the RRF Legal Framework, the Funding Ratio is not greater than, and will be no greater than, 80:20 immediately prior to, and following the relevant Issuance with respect to the portion of the Eligible Cost financed pursuant to Series Project RRF NBG Bonds, Series Project Co-financing NBG Bonds, Series Project PB Bridge RRF Bonds and Series Project PB Bridge Co-financing Bonds.

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Part D

Conditions Precedent to all Series Project Cost Overrun Bonds

1.	SERIES PROJECT TERM BOND CONDITIONS PRECEDENT

In addition to the conditions precedent under this Part D, in respect of the Issuance of the Series Project Cost Overrun Bonds, each of the conditions set out in Part B (Conditions Precedent to the Issuance of all Series Project Term Bonds) other than those in paragraph 2 (Cost to Complete), paragraph 3(a) (No Default) and paragraph 5 (No Material Adverse Effect), applies mutatis mutandis, provided that any reference to ‘Project Term Loan’ shall be construed as a reference to a ‘Project Cost Overrun Loan’.

2.	COST TO COMPLETE

The Issuer has certified to the Facilities Agent that:

(a)

the Cost Overrun that exists, and in respect of which the Series Project Cost Overrun Bonds are being issued, does not exceed the maximum amount payable or otherwise committed under the Shareholder Support Agreement (as supported by an Acceptable Credit Support) and the amount capable of being drawn under the Series Project Cost Overrun Bond; and

(b)	that the most recent Construction Progress Report from the LTA provides that, in the LTA’s opinion, Project Completion is not expected to occur after the Longstop Date.

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Part E

Conditions Precedent to all Series Project VAT Bonds

1.	VAT INVOICES

The Issuer has delivered to the Facilities Agent with the relevant Request, copies of the relevant tax invoices in respect of which Refundable VAT will be payable and in respect of which the Issuer intends to claim VAT Refund, except where the Project VAT Loan is requested for the purpose of refinancing an existing Project VAT Loan.

2.	NO DEFAULT

(a)	No Default relating to the Issuer’s obligations with respect to the Project under Clause 32 (Events of Default) is continuing or would result from the Issuance of the requested Project Bonds.

(b)

No Event of Default relating to the Issuer or the Issuer’s obligations with respect to any Non-Project Operations under Clause 32 (Events of Default) is continuing or would result from the Issuance of the requested Project Bonds.

3.	REPEATING REPRESENTATIONS

The Repeating Representations made by each Obligor under the Finance Documents are true, accurate and complete in all respects.

4.	NO MATERIAL ADVERSE EFFECT

No event that has, or could have, a Material Adverse Effect has occurred.

5.	COMPETENT COURT AND PUBLIC AUTHORITIES CERTIFICATES

5.1	Copies of the following certificates issued by the competent court and public authorities in Greece:

(a)	certificate of current representation by GEMI that shall be dated no earlier than three (3) calendar months before any Request;

(b)	certificate of Good Standing by GEMI that shall be dated no earlier than three (3) calendar months before any Request;

(c)

a certificate of non-default from the Chamber of Commerce and Industry under any of the liabilities to the Chamber of Commerce and Industry in respect of the Issuer that shall be dated no earlier than three (3) calendar months before any Request;

(d)	a unified creditworthiness certificate in respect of the Issuer from the competent Court of First Instance that shall be dated no earlier than three (3) calendar months before any Request;

(e)

a certificate of the competent tax authority that no tax is due by the Issuer (i.e. a tax good standing certificate) that shall be dated no earlier than three (3) calendar months before any Request; and

(f)

a certificate of the competent social security institution(s) that all social security contributions have been made by the Issuer (i.e. a social security good-standing certificate) that shall be dated no earlier than three (3) calendar months Request.

For the avoidance of doubt, if certificates delivered to the Facilities Agent with respect to a Request is within the three (3) calendar months’ period then the Issuer is not required to deliver the same copies along with a subsequent Request issued during such three (3) calendar months’ period.

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5.2

A declaration from the Issuer in which it is stated whether or not the Issuer had an obligation to pay security contributions as an employer until 31/12/2016 to the following bodies of Uniform Social Insurance Institution (in Greek: “ΕΦΚΑ”), i.e. OGA, ETAA (TSAΥ, TSMEDE, TAN) and ETAP – SME.

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Schedule 2

Form of Project Bond Certificate

(face of bond)

[NAME]

[ADDRESS]

Registration No. [●] and tax ID No. [●]

REGISTERED PROJECT BOND

[SERIES PROJECT TERM BONDS]/[SERIES PROJECT RRF BONDS]/[SERIES PROJECT COST OVERRUN BONDS]/[SERIES PROJECT VAT BONDS] DUE [YEAR]

Multiple Certificate for [NUMBER] Project Bonds

Place of Issue: [●]

Certificate Serial No. [●] Serial No. of Project Bonds [●] to [●] Series: [●]	Nominal amount of Project Bonds: EUR [●] Issue Date: [●] Maturity Date: [●] VAT Bond Final Maturity Date: [●]

1.	The Project Bonds

This Certificate comprises one or more of the bonds (the “Project Bonds”) issued by Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry (the “Issuer”) pursuant to a resolution of the Board of Directors of the Issuer dated [●] (the “Decision”) to raise moneys through bond loans (the “Project Bonds”). The Project Bonds are registered and are issued in nine series (“Series Project Term Bonds”, “Series Project RRF NBG Bonds”, “Series Project Co-financing NBG Bonds”, “Series Project PB Bridge RRF Bonds”, “Series Project PB Bridge Co-financing Bonds”, “Series Project RRF PB Bonds”, “Series Project Co-financing PB Bond”, “Series Project Cost Overrun Bonds” and “Series Project VAT Bonds”) of which Series Project Term Bonds are in an aggregate principal amount of up to EUR[●], Series Project RRF NBG Bonds are in an aggregate principal amount of up to EUR[●], Series Project Co-financing NBG Bonds are in an aggregate principal amount of up to EUR[●], Series Project PB Bridge RRF Bonds are in an aggregate principal amount of up to EUR[●], Series Project Co-financing PB Bonds are in an aggregate principal amount of up to EUR[●], Series Project RRF PB Bonds are in an aggregate principal amount of up to EUR[●], Series Project Co-financing PB Bonds are in an aggregate principal amount of up to EUR[●], Series Project Cost Overrun Bonds are in an aggregate principal amount of up to EUR[●], Series Project VAT Bonds are in an aggregate principal amount of up to EUR[●].

The Project Bonds are without interest coupons or talons but have as an integral part thereof a grid (the “Grid”).

2.	Project Debt Programme

The Project Bonds incorporate rights of the Bondholder under law 4548/2018 of the Greek State (as in force from time to time) (the “Company Law”) and the provisions of the Project Debt Programme (Πρόγραμμα) dated [DATE] and signed by, amongst others, the Issuer and the Bondholder Agent (as defined below), which are incorporated into and form part of the Project Bonds.

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3.	Promise to pay

Subject as provided for in this Certificate, the Issuer promises to pay to [NAME OF BONDHOLDER] the principal amount of the Project Bonds (or such part thereof as may become payable in accordance with the Project Debt Programme) on such date(s) as the same may become payable in accordance with the Project Debt Programme and to pay interest in arrears on the last day of each Interest Period (as defined in the Project Debt Programme), on the principal amount, as reduced by any payments as aforesaid, from time to time of the Project Bonds at a rate equal to the Applicable Interest Rate and determined in accordance with the Project Debt Programme together with such other amounts (if any) as may be payable, all subject to and in accordance with the Project Debt Programme.

4.	Bondholder Agent

[NATIONAL BANK OF GREECE S.A.] ([ADDRESS]) has been appointed as the Bondholder Agent (the “Bondholder Agent”) and keeps at that address a copy of the Project Debt Programme, the Register (as defined in the Project Debt Programme) and copies of all the documents referred to in the Project Debt Programme. The Bondholder Agent:

(a)	has only those rights and responsibilities that are expressly and specifically referred to in the Project Debt Programme and the Company Law; and

(b)	assumes no responsibility or liability to the Bondholders about the adequacy, accuracy, completeness, legal validity or enforceability of the Finance Documents.

5.	Payments

Until the entire principal amount of the Project Bonds has been repaid, the holder of the Project Bonds shall in all respects be entitled to the benefit of, and be bound by, the provisions of the Project Debt Programme. Upon any payment of principal or interest on the Project Bonds the amount so paid shall be endorsed by or on behalf of the Bondholder Agent on behalf of the Issuer on the Grid attached hereto.

Upon any payment of principal and endorsement of such payment on the Grid attached hereto, the principal amount of the Project Bonds comprised in this Certificate shall be reduced for all purposes by the principal amount so paid and endorsed provided that such payment is made in accordance with the terms of this Project Debt Programme.

All payments of any amounts payable and paid to the registered holder of the Project shall be valid and, to the extent of the sums so paid, effective to satisfy and discharge the liability for the moneys payable hereon if made in accordance with the Project Debt Programme.

6.	Security

The Project Bond is secured by way of the Security Documents. These include the following:

(a)	the Initial Shareholder Share Pledge;

(b)	the Assignment of Contracts;

(c)	the Reinsurance Deed (if any);

(d)	the Accounts Pledge and Assignment Agreement;

(e)	the Insurance Assignment Agreement;

(f)	the Equipment Pledge Agreement;

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(g)	the Material Project Document Pledge and Assignment Agreement;

(h)	the Issuer Share Pledge;

(i)	the Subsidiary Share Pledge; and

(j)	VAT Security Documents.

7.	Interest

The Project Bonds are interest bearing at a rate of interest calculated in accordance with Clause 9 (Interest and Default Interest) of the Project Debt Programme.

8.	Authentication

This Certificate shall not be or become valid or obligatory for any purpose unless and until authenticated by countersignature by or on behalf of the Bondholder Agent.

9.	Transfers

The Project Bonds are registered and can be transferred only with the signing of the transfer referred to on the reverse side of this Certificate and the notification of the transfer to the Bondholder Agent as more particularly detailed in the Project Debt Programme, which sets out in full the restrictions on the transfer of the Project Bonds. The Bondholder Agent keeps the Register of Bondholders on which it records all transfers and the details of the Bondholders and can rely on the contents of that Register.

10.	Governing law

The Project Bonds comprised in this Certificate are governed by Greek law.

IN WITNESS whereof the Issuer has caused this Certificate comprising the Project Bonds stated herein to be signed manually by the representatives mandated pursuant to the Decisions.

Issuer

[NAME]

By:

Issued in Athens, Greece on [DATE]

Certificate of authentication

This Certificate is duly authenticated.

____________________________

Duly authorised

for and on behalf of

[●]

as Bondholder Agent

Date [●]

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THE GRID

This Grid sets out the payments of principal and interest made in respect of Project Bond Certificate Serial No. [●], Serial No. of Project Bonds [●] to [●], corresponding to [●] Series [●] Bonds.

Date payment made	Amount of Interest Paid EUR	Amount of Principal Paid EUR	Remaining principal amount of this Certificate following such payment EUR	Bondholder Agent Signature

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(reverse of Project Bond)

ACT OF TRANSFER

In consideration of an amount of EUR[●], the receipt and adequacy of which is hereby confirmed, [●] as transferor (the “Transferor”) and registered holder of the Project Bonds comprised in this Certificate transfers and delivers such Project Bonds today to [●] (the “Transferee”), and Transferee accepts and receives, in accordance with the provisions of the Project Debt Programme, of which the Transferee has full knowledge and has received a copy of, and without any obligation or liability of the Transferor to the Transferee for the legality, validity, enforceability or adequacy of the Project Bonds comprised in this Certificate or any other document which has been issued in connection with the Project Bonds comprised in this Certificate or for the creditworthiness or more generally the financial condition of the Issuer and its related entities or the Issuer’s ability to repay this Project Bond.

In witness whereof, this transfer has been signed today in [PLACE], [DATE].

[THE TRANSFEROR]	[THE TRANSFEREE]

By:	By:

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NOTIFICATION OF TRANSFER TO THE BONDHOLDER AGENT

To: [NAME OF BONDHOLDER AGENT]

[date]

Dear Sirs

[●]

Transfer of Series [●] Bonds (the “Project Bonds”)

We are pleased to inform you that [NAME] (the “Transferor”) has transferred to [NAME] (the “Transferee”) the following Project Bonds dated [DATE] of a total amount of [TOTAL AMOUNT] issued by [NAME] in accordance with the provisions of the Project Debt Programme.

We attach certified copies of the corresponding Certificates and ask you as Bondholder Agent to update the Register (as defined in the Project Debt Programme) and to issue in the name of the Transferee new Certificates for the receipt of which you will receive the originals of the existing Certificates.

The Transferee hereby undertakes and confirms to, and for the benefit of, the other Finance Parties, that it becomes a Bondholder for the purposes of the Finance Documents and assumes the same obligations to the other Finance Parties as it would have been under if it had been a Bondholder.

The details of the Transferee for his registration in the Register are the following:

Name:	[ ]

Address:	[ ]

For the attention of:	[ ]

Telephone No:	[ ]

Full bank Account details:	[ ]

Yours faithfully,

[THE TRANSFEROR]	[THE TRANSFEREE]

By:	By:

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Schedule 3

Repayment Schedule

Part 1: Repayment Schedule

Semesters During Operation	1	2	3	4	5	6	7	8	9	10	11	12	13	14	Total
% loan to be repaid during that semester	5%	5%	5%	5%	5%	5%	5%	5%	10%	10%	10%	10%	10%	10%	100%
% aggregate total of loan repaid	5%	10%	15%	20%	25%	30%	35%	40%	50%	60%	70%	80%	90%	100%

Part 2: Cash Sweep Repayment Schedule

Repayment Semester During Operation	1	2	3	4	5	6	7	8	9	10	11	12	13	14
% loan cumulative principal repayment schedule in case of Distribution	7.5%	15.0%	22.5%	30.0%	37.5%	45.0%	52.5%	60.0%	67.5%	75.0%	82.5%	90.0%	95.0%	100.0%

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Part 3: Repayment Schedule after the exercise of Deferral Option

Semesters During Operation	1	2	3	4	5	6	7	8	9	10	11	12	13	Total
% loan to be repaid during that semester	6%	6%	6%	6%	6%	5%	5%	10%	10%	10%	10%	10%	10%	100%
% aggregate total of loan repaid	6%	12%	18%	24%	30%	35%	40%	50%	60%	70%	80%	90%	100%

Part 4: Cash Sweep Repayment Schedule after the exercise of Deferral Option

Repayment Semester During Operation	1	2	3	4	5	6	7	8	9	10	11	12	13
% loan cumulative principal repayment schedule in case of Distribution	15.0%	22.5%	30.0%	37.5%	45.0%	52.5%	60.0%	67.5%	75.0%	82.5%	90.0%	95.0%	100.0%

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Schedule 4

Form of requests relating to Series Project VAT Bonds

Part A

Acquisition Notice

To:	[●], as Facilities Agent

Cc:	[●], as Bondholder Agent

From:	Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry, as the Issuer

Date:	[●]

[●] – [●] Project Debt Programme

dated [●] ____________ 2022 (the “Agreement”)

1.	We refer to the Agreement. Capitalised terms used in this notice have the same meaning as in the Agreement. This is an Acquisition Notice.

2.	We request that the Series Project VAT Bonds held by the relevant VAT Bondholders be sold and transferred to us on the following terms:

(a)	Proposed Issuer’s Acquisition Date: [●]

(b)	Aggregate Nominal Amount (Euro): [●]

Amount subscribed to by:

(i)	NBG: EUR [●]

(ii)	Piraeus Bank S.A.: EUR [●]

(iii)	Any other VAT Subscriber: EUR [●]

(c)	Interest Period: [●]

(d)	Accrued and unpaid interest by the Acquisition Date: EUR [●]

3.	We confirm that the person(s) signing this Acquisition Notice is/are authorised representative(s) of the Issuer as at the date of this Acquisition Notice.

4.	This Acquisition Notice is irrevocable and the Bondholder Agent is hereby instructed to update the Register pursuant to the terms of this notice.

By:

[●]

Authorised representative(s)

Part B

Form of Repurchase Notice

To:	[●] as Facilities Agent

Cc:	[●] as Bondholder Agent

From:	Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry,

Date:	[●]

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[●] – [●] Project Debt Programme

dated [●] ____________ 2022 (the “Agreement”)

5.	We refer to the Agreement. Capitalised terms used in this notice have the same meaning as in the Agreement. This is a Repurchase Notice.

6.	We request that the Series Project VAT Bonds held by us be put on the following terms:

(a)	Proposed Issuer’s Repurchase Date: [●]

(b)	Aggregate Nominal Amount (Euro): [●]

Amount subscribed to by:

(i)	NBG: EUR [●]

(ii)	Piraeus Bank S.A.: EUR [●]

(iii)	[Any other Banks to whom the relevant Series Subscription Commitments have been transferred]

(c)	Interest Period: [●]

7.

We confirm that each condition precedent specified in Clause 4 (CONDITIONS OF SUBSCRIPTION) of the Agreement which must be satisfied on the date of this Repurchase Notice with respect to an Issuance of the Project VAT Series Subscription is, or will on the proposed Issue Date be, so satisfied.

8.	We confirm that the person(s) signing this Repurchase Notice is/are authorised representative(s) of the Issuer as at the date of this Repurchase Notice.

9.	We confirm that:

(a)	No Default relating to the Issuer’s obligations with respect to the Project under Clause 32 (Events of Default) is continuing or would result the requested Issuance of Project Bonds.

(b)

No Event of Default relating to the Issuer or the Issuer’s obligations with respect to any Non-Project Operations under Clause 32 (Events of Default) is continuing or would result the requested Issuance of Project Bonds.

10.	This Repurchase Notice is irrevocable.

By:

[●]

Authorised representative(s)

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Schedule 5

Increase Confirmation

To:	[●] as Facilities Agent and Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry, as Issuer

From:	[the Increase Bondholder] (the “Increase Bondholder”)

Dated:

Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry – The Project Debt Programme

dated [                   ] (as amended and restated from time to time) (the “Agreement”)

1.

We refer to the Agreement. This is an Increase Confirmation. Terms defined in the Agreement have the same meaning in this Increase Confirmation unless given a different meaning in this Increase Confirmation.

2.	We refer to Clause 2.15 (Increase) of the Agreement.

3.

The Increase Bondholder agrees to assume and will assume all of the obligations corresponding to the Series Subscription Commitment(s) specified in the Schedule (the “Relevant Commitment(s)”) as if it had been a Bondholder under the Agreement in respect of the Relevant Commitment(s).

4.	The proposed date on which the increase in relation to the Increase Bondholder and the Relevant Commitment(s) is to take effect (the “Increase Date”) is [ ].

5.

On the Increase Date, the Increase Bondholder becomes party to the Finance Documents (other than the Intercreditor Agreement) as a Bondholder and as a Subscriber and, if not already a party, party to the Intercreditor Agreement as a Bondholder (as defined in the Intercreditor Agreement).

6.

The Facility Office and address and attention details for notices to the Increase Bondholder for the purposes of Clause 41.2 (Addresses) of the Agreement are set out in the Schedule to this Increase Confirmation.

7.	The Increase Bondholder expressly acknowledges the limitations on the Bondholders’ obligations referred to in Clause 2.15 (Increase) of the Agreement.

8.	This Increase Confirmation may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Increase Confirmation.

9.	This Increase Confirmation and any non-contractual obligations arising out of or in connection with it is governed by Greek law.

10.	This Increase Confirmation has been entered into on the date stated at the beginning of this Increase Confirmation.

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Schedule 6

Form of Hedging Counterparty Accession Undertaking

To:	[●] as Bondholder Agent

To:	[●] as Facilities Agent

From:	[Acceding Hedging Counterparty]

THIS UNDERTAKING (this “Undertaking”) is made on [date] by [insert full name of Hedging Counterparty] (the “Acceding Hedging Counterparty”) in relation to the Project Debt Programme (the “Project Debt Programme”) dated [●] between, among others, Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry as issuer, [•] as Bondholder Agent, [•] as Facilities Agent. Terms defined in the Project Debt Programme shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

In consideration of the Acceding Hedging Counterparty being accepted as a Hedging Counterparty for the purposes of the Project Debt Programme, the Acceding Hedging Counterparty confirms that, as from [date], it intends to be party to the Project Debt Programme as a Hedging Counterparty and undertakes to perform all the obligations expressed in the Project Debt Programme to be assumed by a Hedging Counterparty and agrees that it shall be bound by all the provisions of the Project Debt Programme, as if it had been an original party thereto.

This Undertaking and all non-contractual obligations arising out of or in connection with it shall be governed by Greek law.

THIS UNDERTAKING has been entered into on the date stated above and is delivered on the date stated above.

The Acceding Hedging Counterparty

EXECUTED by [insert name of company in full], acting by (Print Name) and	Director

(Print Name)	Director/Secretary

Address: E-mail: Attn:

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The Bondholder Agent	The Facilities Agent

Accepted by the Bondholder Agent _____________________ for and on behalf of [●]	Accepted by the Facilities Agent _____________________ for and on behalf of [●]

Date:	Date:

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Schedule 7

Issuer Certificates

Part A

Form of Issuer Compliance Certificate

To:	[●] as “Facilities Agent”

From:	Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry,
as “Issuer”

[date]

Dear Sirs

Brassneck Copper and Gold Mine Project – Project Debt Programme Agreement

dated [●] 2022 (the “Agreement”)

1.

We refer to the Agreement. This is an Issuer Compliance Certificate required by Clause 25.9 (Issuer Compliance Certificates) of the Agreement. Terms defined in the Agreement have the same meaning when used in this Issuer Compliance Certificate unless given a different meaning in this Issuer Compliance Certificate.

2.	We confirm that, calculated as at the [insert relevant Issue Date] [insert relevant Calculation Date]:

(a)	the Historic Debt Service Cover Ratio for the Calculation Period ending on that Calculation Date is not less than 1.15x;

(b)	[the Projected Debt Service Cover Ratio for the Prospective DSCR Calculation Periods commencing on that Calculation Date is not less than 1.15x;]

(c)	on each Calculation Date until the Maturity Date, the Loan Life Cover Ratio is not less than 1.20x;

(d)	the Reserve Tail Ratio is at least, the Minimum Reserve Tail Ratio; and

(e)

[no Cost Overrun exists, or is likely to occur]/[a Cost Overrun exists, but it does not exceed the maximum amount payable or otherwise committed under the Shareholder Support Agreement (as supported by an Acceptable Credit Support) and the amount capable of being drawn under the Series Project Cost Overrun Bond].

3.

[For the purposes of the hedging requirements specified in the Hedging Policy, the Issuer maintains the Projected DSCR for the Prospective DSCR Calculation Period equal to or greater than 1.50x (calculated on a three (3) year rolling basis).][1]

4.	[Attached hereto are details and calculations of:

(a)	the CFADS for each Calculation Period until the Maturity Date calculated as at each relevant Calculation Date in accordance with the Agreement;

(b)	the Forecast CFADS in respect of each Calculation Period until the Maturity Date commencing on the day after the relevant Calculation Date.

_______________________________

1 Note: to be included in the Issuer Compliance Certificate issued each year with respect to the 30 June Calculation Date after the Project Completion has occurred.

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(c)	the Historic Debt Service Cover Ratio for each Calculation Date until the Calculation Date;

(d)	[the Projected Debt Service Cover Ratio for each Calculation Date until the Maturity Date;]

(e)	[the Projected DSCR for the Prospective DSCR Calculation Period (calculated on a three (3) year rolling basis);]2

(f)	the Loan Life Cover Ratio for each Calculation Date until the Maturity Date;

(g)	the Reserve Tail Ratio for each Calculation Date until the Maturity Date;

(h)	Distributions made during the current Calculation Period;

(i)	[the extent of any Cost Overrun;]

(j)	details of the calculations undertaken by the Issuer to enable the [Facilities Agent] to verify the accuracy of the matters set out in this Issuer Compliance Certificate; and

(k)	statement of the balance of the Issuer Accounts (except the Distribution Account).]

5.	We confirm that:

(a)	no Default relating to the Issuer’s obligations with respect to the Project under Clause 32 (Events of Default) is continuing or would result from the Issuance of the requested Project Bonds; and

(b)

no Event of Default relating to the Issuer or the Issuer’s obligations with respect to any Non-Project Operations under Clause 32 (Events of Default) is continuing or would result from the Issuance of the requested Project Bonds.

6.	[We confirm that, as at the most recent Calculation Date, Excess Cash is [●] Euros (€[●]).

_______________________________

2 Note: to be included in the Issuer Compliance Certificate issued each year with respect to the 30 June Calculation Date after the Project Completion has occurred.

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7.	Provided that all relevant conditions in Clause 7.11 (Mandatory Prepayment – Cash Sweep) of the Agreement are satisfied:

(a)

the amount to be applied in mandatory prepayment of the Project Bonds (other than the Series Project VAT Bonds) in accordance with Clause 7.11 (Mandatory Prepayment – Cash Sweep) of the Agreement is [●] Euros (€[●]); and

(b)

the total amount of the Excess Cash which may be withdrawn from the Project Proceeds Account and paid into the Distributions Account in accordance with Clause 7.11 (Mandatory Prepayment – Cash Sweep) of the Agreement is [●] Euros (€[●]).][3]

8.	We confirm that the copies of the information submitted with this Issuer Compliance Certificate are true, correct and complete.

Signed _____________________	Signed _____________________
[●]	[●]
for and on behalf of Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry[4]	for and on behalf of Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry

_______________________________

3 Note: To be included if a distribution is made in accordance with paragraph (a) of Clause 7.11 (Mandatory Prepayment – Cash Sweep).

4 Note: To be signed by authorised signatories of the Issuer.

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Part B

Form of Costs Certificate

To:	[●]

as “Facilities Agent”

From:	Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry,
as “Issuer”

[date]

Dear Sirs

Brassneck Copper and Gold Mine Project: Project Debt Programme Agreement dated [●] 2022 (the “Agreement”)

1.	Terms and expressions defined in the Agreement have the same meaning when used in this certificate.

2.	In accordance with the Agreement, we set out below those amounts which fall within the definition of [Total Uses]/[Eligible Costs]/[Ineligible Costs] that:

(a)	are due and payable; and/or

(b)	will become due for payment within ninety (90) days from the Issue Date,

and hereby confirm that as at the date of this certificate:

(i)	the proceeds of the previous Issuance were used to pay the eligible Pre-Completion Project Costs referred to in the previous Costs Certificate;5 and

(ii)	the credit balances on the Project Proceeds Account and the Project Construction/Operating Account total EUR€ [●] in aggregate; and

(iii)

those costs and expenses which fall within the definition of [Total Uses]/[Eligible Costs]/[Ineligible Costs] detailed below are as contemplated under the most recent Construction Report and the Construction Budget referred to therein.

_______________________________

5 Not required for first Issuance.

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3.

We anticipate that on the proposed Issue Date, immediately prior to the Issuance the credit balances on the Project Proceeds Account and the Project Construction/Operating Account will total EUR€ [●] in aggregate.

[Details of the costs and expenses which fall within the definition of Total Uses
Total Uses	EUR€ Million
Total Uses that have fallen due and are payable	[●]
Total Uses that will become due for payment during the next ninety (90) days	[●]]
[Details of the Ineligible Costs
Ineligible Costs	EUR€ Million
Ineligible Costs that have fallen due and are payable	[●]
Ineligible Costs that will become due for payment during the next ninety (90) days	[●]][6]

[Details of the Eligible Costs
Eligible Costs	EUR€ Million
Eligible Costs that have fallen due and are payable	[●]
Eligible Costs that will become due for payment during the next ninety (90) days	[●]][7]

[Attached hereto as Annex A are details of the costs and expenses referred to by the Issuer in respect of paragraph 2.]

4.

The aggregate total of the Total Uses, Eligible Costs and Ineligible Costs that have fallen due and payable up to the date falling thirty (30) days prior to the date of this certificate, are as set out below:

[Details of the costs and expenses which fall within the definition of Total Uses
Total Uses	EUR€ Million

_______________________________

6 Note: Insert for Series Project Term Bonds.

7 Note: Insert for Series Project Term RRF Bonds, Series Project Co-financing Bonds and Series Project Bridge Bonds.

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The aggregate Total Uses that have fallen due and are payable	[●]
[Details of the Ineligible Costs
Ineligible Costs	EUR€ Million
The aggregate Ineligible Costs that have fallen due and are payable	[●]
[Details of the Eligible Costs
Eligible Costs	EUR€ Million
The aggregate Eligible Costs that have fallen due and are payable	[●]

[Attached hereto as Annex A are details of the costs and expenses referred to by the Issuer in respect of paragraph 3.]

Yours faithfully

Signed _____________________	Signed _____________________
[●]	[●]
for and on behalf of Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry[8]	for and on behalf of Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry

_______________________________

8 Note: To be signed by authorised signatories of the Issuer.

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We confirm that the matters set out in this Costs Certificate are in accordance with our findings under the Construction Progress Report that was most recently submitted.

_____________________

for and on behalf of SLR Consulting Ltd. as LTA

Annex A

[Details of costs and expenses]

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Part C

Form of Cost to Complete Certificate

To:	[●]

as “Facilities Agent”

From:	Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry,

as “Issuer”

Copy:	SLR Consulting Ltd.,

as “LTA”

[date]

Dear Sirs

Brassneck Copper and Gold Mine Project – Cost to Complete Certificate

1.

In accordance with the project debt programme agreement dated [●] 2022, entered into between, amongst others, the Facilities Agent and the Issuer (the ”Agreement”), we, the Issuer, hereby confirm that, as at the date of this certificate, [no Cost Overrun exists.]/[(a) a Cost Overrun exists with an amount of EUR€[●] as set out below; and (b) the Cost Overrun does not exceed the maximum amount payable or otherwise committed under the Shareholder Support Agreement (as supported by an Acceptable Credit Support) and the amount capable of being drawn under the Series Project Cost Overrun Bond][9].

2.	Terms defined in the Agreement shall have the same meaning when used in this certificate.

3.	[Set out below are the Available Funding and projected Pre-Completion Project Costs as of the date of this certificate:

Available Funding	EUR€ Million
(a) Available Funding; plus

(b) the amounts standing to the credit of the Project Proceeds Account or the Project Offshore Accounts, or otherwise projected to be received as cash that will be available to pay for Pre-Completion Project Costs.

_______________________________

9 Note: Only to be included if a Cost Overrun exists.

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Total Available Resources	[●]
Projected Pre-Completion Project Costs	EUR€ Million

(a) the aggregate amount of all costs and expenses which fall within the definition of Total Uses and Eligible Costs/Ineligible Cost and other costs incurred by the Issuer which, in each case, have fallen due for payment but have not yet been paid; and

(b) the aggregate amount of all those costs and expenses which fall within the definition of Total Uses and Eligible Costs/Ineligible Cost and any other costs to be incurred by the Issuer which, in each case, are projected to fall due for payment prior to the date on which Project Completion is expected to occur.

Total projected Pre-Completion Project Costs	[●]

]

4.	We, the Issuer, confirm that, as at the date of this certificate, Project Completion is expected to occur by the Longstop Date.

[Attached hereto as 0 are details of the calculations undertaken by the Issuer in respect of paragraph 3.]10

Yours faithfully

Signed _____________________	Signed _____________________
[●]	[●]
for and on behalf of Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry[11]	for and on behalf of Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry

_______________________________

10 Note: To be included only if a Cost Overrun exists.

11 Note: To be signed by authorised signatories of the Issuer.

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We confirm that the certifications made by the Issuer in paragraphs 1 and 4 of this certificate are in accordance with our findings under the Construction Progress Report that was most recently submitted.

_____________________

for and on behalf of SLR Consulting Ltd. as LTA

Annex A

[Details of calculations and other information]

Annex B

[Invoices and documentation]

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Schedule 8

Hedging Policy

1. DEFINITIONS

Unless otherwise defined in this Schedule 8 (Hedging Policy) (the “Hedging Policy”), capitalised terms defined in the Project Debt Programme and in the Intercreditor Agreement have the same meaning in this Hedging Policy. In this Hedging Policy, the following capitalised terms have the following meanings:

“Aggregate Notional Amount” means, in respect of any Hedging Calculation Period, the aggregate of the notional amounts of all Interest Rate Hedging Instruments entered into between the Issuer and the Hedging Counterparties.

“Applicable Series” has the meaning given to the term in paragraph 2.1(a).

“Downside Cap Price” means:

(a) in relation to gold, US$ 1,300 per ounce;

(b) in relation to silver, US$ 18 per ounce;

(c) in relation to copper, US$ 6,000 per tonne;

(d) in relation to lead, US$ 1,800 per tonne; and

(e) in relation to zinc, US$ 2,500 per tonne,

as amended from time to time as agreed between the Issuer and the Facilities Agent (acting upon the direction of the Majority Bondholders).

“Downside Metal Price Event” means, with respect to each of gold and copper and as monitored by the Issuer from time to time, 80% of the trailing thirty (30) days average metal price, being:

(a) in relation to copper, the daily three-month settlement price on the London Metal Exchange published ticker as LMCADY Comdty (or any replacement ticker which displays such price); and

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(b) in relation to gold, the daily London Bullion Market Association (PM USD) price, as referenced by Bloomberg code GOAULNPM Index (or any replacement Bloomberg page which displays such price), is lower than the metal price used in the determination of the applicable metal price hedging in the most recent Base Case Financial Model (including, for the avoidance of doubt, following the determination of any revised Base Case Financial Model following any prior Downside Metal Price Event).

“Downside Metal Price” means, with respect to each of gold, silver, copper, lead and zinc from time to time, the lower of:

(a) the Downside Cap Price of the relevant metal; and

(b) 80% of the trailing thirty (30) days average of the corresponding metal price published:

(i) in relation to copper, lead or zinc, being the daily three-month settlement price on the London Metal Exchange published tickers as, respectively, LMCADY Comdty, LMPBDY Comdty or LMZSDY Comdty (or any replacement ticker which displays such price); and

(ii) in relation to gold or silver, being the daily London Bullion Market Association (PM USD) price, as referenced by Bloomberg code GOAULNPM Index or SLVRLND Index respectively (or any replacement Bloomberg page which displays such price).

“Hedge Excess” means the amount by which the Aggregate Notional Amount exceeds one hundred and ten per cent. (110%) of the Applicable Series.

“Hedging Calculation Period” in respect of each Project Interest Payment Date, the period of not more than six months starting on the day after the preceding Project Interest Payment Date and ending on such Project Interest Payment Date.

“Project Debt Programme” means the project debt programme agreement dated 15 December 2022 entered into between (among others) the Issuer, the Facilities Agent and the Bondholder Agent.

2. RISKS TO BE HEDGED

2.1 Interest Rates

(a) The Issuer shall ensure that it hedges, with respect to any Hedging Calculation Period, its interest rate exposure, in respect of the aggregate principal amount scheduled to be outstanding during such Hedging Calculation Period as set out in the Base Case Financial Model delivered to the Facilities Agent at or before Financial Close in accordance with Part A (Initial Conditions Precedent) of Schedule 1 (Conditions Precedent) (the “Initial Base Case Financial Model”) for:

(i) the Series Project Co-financing NBG Bonds;

(ii) the Series Project Term Bonds and the Series Project Cost Overrun Bonds (if any); and

(iii) the Series Project PB Bridge Co-financing Bonds and from PB RRF Switch Date, the Series Project Co-financing PB Bonds (paragraphs (i) to (iii) together, the “Applicable Series”).

Such hedging with respect to the Applicable Series shall be entered into, on or before the date of Financial Close and by way of Interest Rate Hedging Instruments (as defined below) so as to ensure that, at all times during the period commencing on the date of Financial Close and ending on the Maturity Date, not less than seventy per cent. (70%) of the interest rate exposure on the Applicable Series up to the Maturity Date projected by the Initial Base Case Financial Model (taking into account any cash sweep prepayments relating to the Applicable Series contemplated thereunder) is hedged.

(b) Such interest rate hedging shall be effected by means of interest rate swaps (including, for the avoidance of doubt, pursuant to a cross currency swap), caps or collars (each an “Interest Rate Hedging Instrument”), as part of the Issuer’s prudent treasury management activities.

(c) Subject to paragraph (d) below, the Aggregate Notional Amount shall not, at any time, exceed the interest rate exposure under the Applicable Series and the Issuer shall (in co-operation with the Hedging Counterparties) adjust the Aggregate Notional Amount so that it is hedged for not less than the percentage set forth in subparagraphs (a) above, but not more than one hundred per cent. (100%), of its entire interest rate exposure on the Applicable Series.

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(d) If, at any time after the Project Completion, there exists a Hedge Excess in respect of the Applicable Series (an “Excess Hedging Event”), the Issuer shall instruct the relevant Hedging Counterparties, on the date of the occurrence of such Hedge Excess (in the circumstances where that Hedge Excess has occurred as a result of a repayment or prepayment or cancellation in part of the Applicable Series) and as soon as reasonably practicable thereafter (in all other circumstances) to reduce the Aggregate Notional Amount in such proportions so as to make the Aggregate Notional Amount in respect of any Hedging Calculation Period to be not more than one hundred per cent. (100%) provided always that in so doing, the Issuer must at all times remain in compliance with the Hedging Policy and any such terminations shall be effected pro rata across each Hedging Agreement. If the Issuer has not instructed, within ten (10) Business Days, the relevant Hedging Counterparties to reduce such Hedge Excess to be not more than one hundred per cent (100%), then the Hedging Counterparties may terminate such excess.

(e) The Issuer will give written notice, as soon as reasonably practicable, and in any event, no later than ten (10) Business Days prior to the occurrence or expected occurrence of any event which may give rise to an Excess Hedging Event, to the Bondholders and (if applicable), the Facilities Agent of the (expected) occurrence of such Excess Hedging Event together with information in relation to any Hedging Calculation Period of the Aggregate Notional Amount for such period, together with reasonable details of the calculations required for the purposes of complying with paragraph (d) above.

(f) The early termination amount in the case of a Hedge Excess shall be computed in accordance with the applicable terms of the relevant Hedging Agreement.

(g) In the event of an exercise of the Deferral Option by the Issuer under the Project Debt Programme, the Issuer shall notify the Hedging Counterparties of the exercise of the Deferral Option and the Issuer and the Hedging Counterparties shall, each acting in good faith and in a commercially reasonable manner, negotiate a prompt roll over of the open position with respect to the Aggregate Notional Amount for the first Hedging Calculation Period to the remaining Hedging Calculation Periods, pro rata.

2.2 Metal price risk

(a) The maximum metal price hedging for gold and/or copper required to be entered into by the Issuer (such price to be determined pursuant to paragraphs 2.2(b) and (c) below) shall not exceed fifty per cent (50%) of the forecasted Project Production in relation to the Project in any calendar year as set out in the Initial Base Case Financial Model and shall commence six (6) months prior to the First Repayment Date.

(b) The purpose of the metal price hedging for gold and/or copper is to ensure that after Project Completion, and having regard to a potential Downside Metal Price, the Issuer maintains the Projected DSCR for the Prospective DSCR Calculation Period is equal to or greater than 1.50x and equal to or lesser than 1.55x (calculated on a three (3) year rolling basis) tested annually on the first Business Day in April after the end of each Financial Year after the updated Base Case Financial Model is agreed between the Issuer and the Facilities Agent pursuant to clause 23.1 (d) (Initial Base Case Financial Model and Annual Updates) of the Project Debt Programme. The Issuer shall submit the relevant calculations and confirmation to the Facilities Agent on such Calculation Date along with the relevant Issuer Compliance Certificate. At any time that a Downside Metal Price Event occurs, the Issuer in consultation with the Bondholders shall within ten (10) Business Days recalculate and submit a revised confirmation including proposal for additional metal price hedging for gold or copper prices to achieve the ratio levels set out in this paragraph (b) (calculated on a three (3) year rolling basis) (each such confirmation, a “Metal Hedging Proposal”). Along with the revised confirmation, the Issuer shall deliver an updated Base Case Financial Model in accordance with clause 23.1 (The Base Case Financial Model and Budgets) of the Project Debt Programme along with a compliant Issuer Compliance Certificate.

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(c) If the calculations provided by the Issuer demonstrate that the ratio set out in paragraph 2.2(b) is below the level stipulated therein, then the Issuer shall, within ten (10) Business Days of confirmation from the Facilities Agent and the Bondholders to execute the metal price hedging arrangements specified in such Metal Hedging Proposal, enter into such metal price hedging arrangements for gold and/or copper to achieve the ratio level specified in paragraph 2.2(b) above for any year during the rolling period for which the ratio is not achieved. Unless consented to by the Majority Bondholders, the Issuer will not enter into metal pricing hedging for gold and/or copper that has the effect of maintaining, at the time such hedging is entered into, the Projected DSCR for the Prospective DSCR Calculation Period at a level lower than 1.50x or higher than 1.55x (calculated on a three (3) year rolling basis).

(d) Notwithstanding any other terms in this Hedging Policy, if the Issuer has entered into metal price hedging arrangements for at least fifty per cent. (50%) of the forecasted Project Production in relation to the Project in any calendar year as set out in the Initial Base Case Financial Model for gold and copper and do not meet the ratio level specified in at paragraph 2.2(b) above for such year during the rolling period, the Issuer shall be deemed to be in full compliance with the requirements of paragraph 2.2 (Metal price risk) of this Hedging Policy.

(e) The Issuer may enter into swaps, forwards, collars or any other hedging arrangement (each a “Commodity Hedging Instrument”) with one or more Hedging Counterparties for metal prices with respect to copper or gold prices.

(f) The Bondholders and the Hedging Counterparties agree to consider in good faith any proposal with regards to metal price hedging made by the Issuer which will be favourable to the Project and any amendments to the Intercreditor Agreement necessary for any metal price hedge provider to participate in the Project as Hedging Counterparty.

(g) If the Bondholders agree to any proposal made to them pursuant to paragraph (f) above within ten (10) Business Days from the date of the request made by the Issuer, the Issuer may following such agreement from the Bondholders enter into any Commodity Hedging Instrument with one or more Hedging Counterparties to hedge its exposure to prices of the relevant forecasted Project Production in relation to the Project, if any.

(h) In the event of an exercise of the Deferral Option by the Issuer under the Project Debt Programme, the Issuer shall notify the Hedging Counterparties of the exercise of the Deferral Option and the Issuer and the Hedging Counterparties shall, each acting in good faith and in a commercially reasonable manner, negotiate a prompt roll over of the open position with respect to the year that the Deferral Option is exercised, to the subsequent Hedging Calculation Periods.

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2.3 Foreign exchange risk

(a) On or prior to Financial Close, the Issuer shall enter into appropriate foreign exchange hedging arrangement in relation to no less than fifty per cent. (50%) of the aggregate notional principal amounts under:

(i) the Series Project RRF NBG Bonds and Series Project PB Bridge RRF Bonds and after the PB RRF Switch Date, the Series Project RRF PB Bonds;

(ii) the Series Project Co-financing NBG Bonds and Series Project PB Bridge Co-financing Bonds and after the PB RRF Switch Date, the Series Project Co-financing PB Bonds; and

(iii) the Series Project Term Bonds and the Series Project Cost Overrun Bonds (if any),

(paragraph (i) – (iii) above together, the “Applicable FX Series”) that are projected to be outstanding on each Project Interest Payment Date commencing the First Repayment Date as set out in the Initial Base Case Financial Model (the “FX Hedging Instruments”), for the purposes of mitigating any foreign exchange risk with respect to the revenues for the Project to be received in US Dollars that are to be used for repaying such Project Bonds in Euros.

(b) In the event of an exercise of the Deferral Option by the Issuer under the Project Debt Programme, the Issuer shall notify the Hedging Counterparties of the exercise of the Deferral Option and the Issuer and the Hedging Counterparties shall, each acting in good faith and in a commercially reasonable manner, negotiate a prompt roll over of the open position with respect to the notional amount of the FX Hedging Instrument for the first Hedging Calculation Period to the next five Hedging Calculation Periods, pro rata.

3. TERMS OF HEDGING AGREEMENTS

The terms of any Hedging Agreement shall:

(a) be based in a manner satisfactory to the Facilities Agent on the standard ISDA documentation (including an ISDA Master Agreement and a confirmation);

(b) be in accordance with and subject to the requirements of the Intercreditor Agreement; and

(c) be assigned to or otherwise secured by the Issuer (in either case subject to the netting and set–off provisions of the ISDA Agreements) in favour of the Bondholder Agent.

(d) the Issuer may only terminate or close-out one or more Transactions (as defined in the relevant Hedging Agreement) (in whole or in part) under any Hedging Agreement if permitted by the terms of the Hedging Agreement and:

(i) if permitted by this Hedging Policy;

(ii) if there is a Tax Event, Force Majeure Event, Tax Event Upon Merger or Illegality, each as defined in that Hedging Agreement in relation to a Hedging Counterparty;

(iii) if there is an Event of Default, as defined in the Hedging Agreement, in relation to a Hedging Counterparty; and

(iv) if the Termination Date has occurred.

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(e) the Issuer may not enter into:

(i) any speculative Hedging Agreements;

(ii) any Hedging Agreements other than to hedge exposure to fluctuations in interest rates, gold and copper prices, and currency exchange rates, in each case, as contemplated by this Hedging Policy.

4. IDENTITY OF HEDGING COUNTERPARTIES

(a) A Hedging Counterparty may be any provider of hedging arrangement according to the terms set out in this Hedging Policy and shall:

(i) be a Bondholder at all times;

(ii) have entered into a Hedging Agreement;

(iii) have executed a Hedging Counterparty Accession Undertaking; and

(iv) have executed a Creditor Accession Undertaking to accede to the Intercreditor Agreement.

(b) The Issuer agrees that each Bondholder will be entitled (but not obliged) to enter into, any Hedging Agreements entered into in connection with this Hedging Policy (including, for the avoidance of doubt, pursuant to paragraph 4(c) below), with a notional amount equal to the aggregate notional amount of such Hedging Agreements to be entered into multiplied by the proportion (the “Pro Rata Proportion”) which the principal amount of such Bondholder’s applicable Project Bonds in accordance with this Hedging Policy bear to the total principal amount of the applicable Project Bonds in accordance with this Hedging Policy at the time such Hedging Agreements are to be entered into (each such amount, the “Hedging Entitlement”). If any Bondholder elects not to enter into part or all of its Hedging Entitlement, such entitlement shall be re-offered to the Bondholders which have elected to enter into the whole of their respective Hedging Entitlements and shall be allocated to such Bondholders in an amount equal to their Pro Rata Proportion.

(c) If following a request by the Issuer to the Bondholders to enter into hedging arrangements in connection with the requirements of this Hedging Policy (the notional amount of such request, the “Hedging Notional Request”), the existing Bondholders are unable to enter into hedging arrangements for some or all of the Hedging Notional Request (together, the “Unallocated Hedge Amounts” and any hedging arrangement for any Hedging Notional Request that the Bondholders offer to enter into in accordance with the terms of this Hedging Policy, the “Allocated Hedge Amounts”), the Facilities Agent (acting on the advice of the Hedging Counterparties) shall notify the Issuer of the same, including the Unallocated Hedge Amounts and the Allocated Hedge Amounts and thereafter, one of the following shall apply:

(i) at the direction of the Facilities Agent, acting on the instruction of the Majority Bondholders the Issuer and the each Hedging Counterparty that offers to enter into Allocated Hedge Amounts shall, acting in good faith, negotiate and enter into such Allocated Hedge Amounts on the terms agreed between the parties and the requirement to enter into the Unallocated Hedge Amounts shall be permanently waived and the Issuer shall be in full compliance with the Hedging Policy;

(ii) at the direction of the Facilities Agent, acting on the instruction of the Majority Bondholders, the requirement for the Issuer to enter into hedging arrangements for the Hedging Notional Request in accordance with the requirements of this Hedging Policy shall be permanently waived and the Issuer shall be in full compliance with the Hedging Policy; or

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(iii) at the direction of the Facilities Agent, acting on the instructions of the Majority Bondholders, request the Issuer to enter into Allocated Hedge Amounts with the relevant Bondholders and the Unallocated Hedge Amounts with a third party Acceptable Bank or any other party reasonably acceptable to the Facilities Agent (acting on the instructions of the Majority Bondholders) (a “Third Party Hedging Counterparty”), and in such case:

(A) the Issuer and each Hedging Counterparty that offers to enter into Allocated Hedge Amounts shall, acting in good faith, negotiate and enter into such Allocated Hedge Amounts on the terms agreed between the Issuer and the relevant Hedging Counterparty;

(B) the Issuer, the Bondholders and the Hedging Counterparties shall (unless they have previously done so), acting in good faith and in a commercially reasonable manner, amend the terms of the Intercreditor Agreement (and, if applicable, any other Finance Document) within ten (10) Business Days in order to: (1) permit a Third Party Hedging Counterparty to become a Hedging Counterparty in accordance with the requirements of this Hedging Policy (other than paragraph 4(a)(i) above; (2) ensure that the relevant Third Party Hedging Counterparty is able to share pro-rata in the Transaction Security and otherwise be entitled to all the same rights as the Hedging Counterparties under the Finance Documents; and (3) agree accession documentation for the Third Party Hedging Counterparty to accede to the Intercreditor Agreement on terms no more onerous than those required of any new Bondholder (together, the “Finance Document Amendments”); and

(C) following conclusion of the step in (ii) above, the Issuer shall procure (the “Third Party Hedging Counterparty Procurement Obligation”) that a Third Party Hedging Counterparty accedes to the Intercreditor Agreement in accordance with the Finance Document Amendments and enters into hedging arrangements with the Issuer in respect of the Unallocated Hedge Amount on substantially the same terms as the hedging arrangements with the other Hedging Counterparties in respect of the Unallocated Hedge Amount promptly, but in any event no later than twenty (20) Business Days after the later of the relevant instruction from the Facilities Agent and the Finance Document Amendments being concluded (the “Third Party Hedging Counterparty Process Period”),

provided that the Issuer shall be not be deemed to be in default until the end of the Third Party Hedging Counterparty Process Period and only if, as of the end of such period, the Third Party Hedging Counterparty Procurement Obligation has been satisfied and the Parties acknowledge that none of the waivers set out at paragraphs (i) and (ii) shall be deemed to be a waiver of any separate, future hedging obligation arising pursuant to the terms of this Hedging Policy.

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Schedule 9

Insurances

PART 1 – CONSTRUCTION PHASE

The Issuer shall take out and maintain, as a minimum, the following insurance coverage:

1.	Construction Material Damage

TYPE:	Construction and Erection All Risks (EAR) including interim commercial operations of defined assets.
INSURED:

Construction Material Damage

- Issuer

- The Sponsor

- The EPCM Contractor and/or sub-contractors and/or suppliers of every tier

- The Bondholder Agent and the Bondholders

- Vendors, professional consultants, architects and any other party engaged by any of the other Insured parties for their on-site activities (whilst excluding design work on site) only

Each for their respective rights and interests.

PERIOD:

No later than the commencement of construction activities at the Site, the Notice to Proceed effective date (NTP) or Financial Close whichever is the earlier to the Commercial Operations Date (COD) including suitable provisions for extended ramp up prior to the Plant Commercial Operations Date

And not less than 24 months extended maintenance coverage in respect of the Defect Liability Period in accordance with EPCM contractual obligations.

THE PROJECT:

The financing, prefabrication, design, engineering, procurement, manufacturing, transport, erection, construction, Hot Testing and

Commissioning, extended ramp up and maintenance of the Project including all ancillary and associated works connected therewith.

INTEREST INSURED:

Property Insured

All Permanent works, materials (including those supplied to the Project by or on behalf of the Principal), temporary works, existing works, equipment, machinery, supplies, temp, Principal owned mobile and mining equipment and all other property used for or in connection with the works including free issue materials of whatsoever nature to be incorporated into the permanent works and plant, the property of the insured or for which the insured is responsible or in respect of which the insured has taken responsibility to insure.

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SUMS INSURED:

Full replacement value as new including adequate provision for the policy extensions. On a first loss limit of USD 125,000,000 with respect to Earthquake corresponding to a 1 in 250 year earthquake return period.

DEDUCTIBLES:

Not greater than:

- 3% of Value at Risk at the Time of Loss, subject to a minimum of USD 6,000,000 in respect of Damage caused by Earthquake.

- USD 1,000,000 in respect of all other losses.

- 10% of Insured Value, subject to a minimum of $100,000 in respect of Constructional Plant & Equipment.

GEOGRAPHICAL LIMITS:	Greece extended to worldwide with respect to suppliers and customers premises in respect of delay in start up.
CONDITIONS:

Principal Extensions, including but not limited to:

1. Extended Maintenance

2. Professional Fees

3. Replacement value as new basis, except actual cash value for Used or Second Hand Equipment

4. 50/50 Marine Concealed Damage Loss Sharing

5. Removal of Debris

6. Loss of Drawings

7. Expediting Expenses/ Airfreight

8. Fire Fighting Expenses

9. Taken into use

10. Reinstatement of the Sum Insured

11. Public Authorities

12. Demolition and increased construction of works

13. Interim payment of claims

14. 72 Hour Loss Period, except 168 Hour with respect to Earth Movement

15. Inland Transits, Offsite Storage and Temporary Removal

16. Repeat Tests

17. Escalation 10%

18. Preventative measures

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19. Cover to include Strikes, riots and civil commotion

20. Cover to include Testing and commissioning

21. Extra Expense

22. Fire Fighting expenses

23. Subsidence and Landslip

24. Damage to tunneling works

25. Hired in Plant

Principal Exclusions, including but not limited to:

1. War, invasion, act of foreign enemy, hostilities, civil war, rebellion, revolution, insurrection, military or usurped power confiscation, requisition, sequestration, nationalisation or similar act

2. Radioactive contamination

3. LEG 2/96 London Engineering Group Model Defects Exclusion

4. Wear and Tear but not resultant damage arising therefrom

5. Unexplained Shortage

6. Money

7. Personal Effects and Tools

8. Normal Upkeep

9. LEG CE1/19 Corrosion Exclusion with respect to Existing Property

10. Defects, Testing, Commissioning, Machinery Breakdown with respect to Used or Second-Hand Equipment

2.	Consequential Loss

TYPE:	Consequential Loss following Physical Loss or damage indemnifiable under 1 above resulting in Delay in Start Up
INSURED:	- Issuer - The Bondholder Agent and the Bondholders Each for their respective rights and interests. /
PERIOD:

No later than the commencement of construction activities at the Site, the Notice to Proceed effective date (NTP) or Financial Close whichever is the earlier until the Commercial Operations Date including suitable provisions for extended ramp up prior to the Commercial Operations Date

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INTEREST:

Delay in Start Up (Construction)

Actual Loss of Interest Insured (Not less than Debt Service – being interest and principal – and on-going Fixed Costs) and/or Increased Cost of Working necessarily and reasonably incurred, following a Delay in the Scheduled Commercial Operation Date(s) of the Insured Business resulting from physical loss or damage Indemnifiable under Section 1 (or would have been Indemnifiable but for the Insured’s Retained Liability) or covered by any policy extension.

SUMS INSURED:

Delay in Start Up

A sum not less than that being sufficient to cover Debt Service – being interest and principal- and Fixed Costs during the period of Delay and subject to the following indemnity periods:

Indemnity Period: 12 months

WAITING PERIOD:

Delay in Start Up

Not greater than 60 days in the aggregate except 90 days with respect to Earthquake in the aggregate and 120 days in the aggregate for obsolete equipment for which spares are no longer available. 7.5% of the insurance placement shall include the following deductible: Not greater than 90 days in the aggregate except 120 days in the aggregate for obsolete equipment for which spares are no longer available.

CONDITIONS:

Principal Insuring conditions, including but not limited to:

1. Suppliers and customers extension clause

2. Utilities extension clause

3. Ingress/Egress extension clause

4. Professional Services

5. Interruption by civil or military authority

6. Interim payments

7. Contractors Plant and Equipment

3.	Third Party General Liability

TYPE:	Third Party Liability
INSURED:	- The Issuer - The Sponsor - The EPCM Contractor and/or sub-contractors and/or suppliers of every tier - The Bondholder Agent and Bondholders

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- Vendors, professional consultants, architects and any other party engaged by any of the other Insured parties for their onsite activities only

- Any Insured's subsidiary companies, affiliates and their respective officers, directors, Agents, employees and shareholders

Each for their respective rights and interests.

PERIOD:	In accordance with the Insurance period described in 1 above.
INTEREST:

All sums which the Insured shall be legally liable for compensation or damages arising out of death of or injury to third parties (including interference to property or the enjoyment of use thereof by obstruction, trespass, nuisance or any like cause) and damage to third party property happening during the Period of Insurance within the Territorial Limits and arising out of the Project (as defined in Insurance 1 above)

TERRITORIAL LIMITS:	Worldwide
LIMIT OF INDEMNITY:	USD 25,000,000 any one occurrence but in the aggregate with respect to pollution and products/completed operations.
RETAINED LIABILITY:	USD 100,000 each and every Occurrence of liability for property damage only
CONDITIONS:

Principal Insuring conditions, including but not limited to:

1. Worldwide jurisdiction

2. Including cover for false arrest, invasion of rights of privacy, detention, false imprisonment, malicious prosecution, discrimination, libel, slander or defamation of character

3. Sudden & Accidental Pollution

4. Cross liability Clause

5. Contingent Motor

6. Defense and Recourse in addition to limit

7. Canteen & Social Functions

8. Medical Malpractice as relevant

9. Contractual liability / Hold Harmless clauses

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4.	Marine Insurance

TYPE:

Marine Cargo “All Risks” insurance of physical loss or damage to all Property Insured while in transit by land, air and/or sea including marine perils including war, strikes, riots and civil commotions and terrorism while in transit, on a continuous open cover basis for the full amount as declared.

INSURED:

- The Issuer

- The Sponsor

- The EPCM Contractor and/or sub-contractors and/or suppliers of every tier

- Suppliers of every tier

- The Bondholder Agent and Bondholders

- Parties as required under the contact

Each for their respective rights and interests.

CONVEYANCES:

Conveyances and vessel and/or vessels and/or barge and/or air and/or road and/or rail and/or any other conveyance by land, sea or air and connections for all goods and/or plant and/or equipment and/or machinery of every description incidental to the Project and for incorporation into the Project, the Insured's property or property for which they have to assume responsibility to insure whether contractually or otherwise or for which they receive instructions or have authority to insure or which is in the care custody or control of the Insured and all other interests handled by the Insured in the course of the carrying out of the Project.

PERIOD:

Cover shall be in effect from the commencement of loading of the property at the manufacturer's or supplier's premises anywhere in the world until the completion of its offloading at the final destination including loading and unloading and any storage or transhipment during the course of transit and including return shipments, if any, and shall cover all forms of conveyance.

VOYAGE:

From point of origin at manufacturer’s site including loading and until arrival including unloading at the construction site, including periods in storage in the ordinary course of transit at any intermediate port or place.

INTEREST:	All imported Materials, Equipment and Supplies required for the construction of the Project and the ancillary works connected therewith.
SUM REINSURED/ LIMIT OF LIABILITY:	A sum sufficient to cover the value of the largest shipment any one vessel, conveyance and/or location, including costs, insurance and freight + 10%.
DEDUCTIBLES:	Not greater than USD 100,000 any one accident or occurrence.

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CONDITIONS:

Principal Insuring conditions, including but not limited to:

1. Institute Cargo Clauses (A) (Cl. 382) (or similar)

2. Institute Cargo Clauses (Air) (Cl. 387) (or similar)

3. Institute Strikes Clauses (Cargo) (Cl. 386) (or similar)

4. Institute Strikes Clauses (Air Cargo) (Cl. 389) (or similar)

5. Institute War Clauses (Cargo) (Cl. 385) (or similar)

6. Institute War Clauses (Air Cargo) (Cl. 388) (or similar)

7. Institute War Clauses (sending by Post) (Cl. 390) (or similar)

8. Concealed damage 90 days

9. 50/50 Clause

10. Airfreight Replacement Clause

11. Returned Shipment Clause

12. Accumulation Clause (200%)

13. Extra expenses/Sue& Labour Clause

14. Debris Removal

15. Consolidation, packing and repacking

16. Deliberate damage / Pollution hazard clause

17. Differential conditions basis

18. Brands Clause/ Control of Damaged goods clause

19. Insolvency exclusion buy-back

20. Waiver of insufficiency of packing

21. Pair and set clause

22. Missing goods clause

23. Errors and Omissions

24. Demurrage charges

25. Interim Payments

26. Including cover for terrorism and piracy

27. Cargo Ism clause

28. Cargo Ism forwarding charges

29. Survey warranty

30. Unseaworthiness and Unfitness exclusion buy-back

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5.	Marine Insurance Delay in Start Up

TYPE:	Marine Cargo Delay in Start Up Insurance
INSURED:	- The Issuer - The Bondholder Agent and the Bondholders Each for their respective rights and interests.
PERIOD:	As for the Marine Cargo insurance
INTEREST:

Actual Loss of Interest Insured (not less than Debt Service – being interest and principal - and on-going Fixed Costs) and Increased Costs of Working following a Delay in the Scheduled Commercial Operation Date(s) of the Insured Business resulting from direct loss or damage to goods or merchandise Indemnifiable under Insurance 4 Marine Insurance above

SUM INSURED:	A sum not less than that being sufficient to cover Debt Service – being interest and principal - and Fixed Costs during the period of Delay and subject to the following indemnity period:
INDEMNITY PERIOD:	12
WAITING PERIOD:	Not more than 90 days in the aggregate
CONDITIONS:

To include:

Claims payments on account

Professional Fees

Delay resulting from loss or damage to transporting device

Delay resulting from the transporting device being involved in a general average, salvage or lifesaving operation

6.	Terrorism Physical Loss or Damage Insurance and Delay in Start Up

TYPE:	Terrorism and Sabotage Property Damage
INSURED:

- The Issuer

- The Sponsor

- The EPCM Contractor (as defined in the EPCM Contract) and/or sub- contractors and suppliers of every tier

- The Bondholder Agent and the Bondholders

- Architects, engineers and other consultants of any tier for their Project Site activities only

- Any Insured’s subsidiary companies, affiliates and their respective officers, directors, Agents, employees and shareholders

Each for their respective rights and interests.

PERIOD:

No later than the commencement of construction activities at the Site, the Notice to Proceed effective date (NTP) or Financial Close whichever is the earlier to the Commercial Operations date (COD) including suitable provisions for extended ramp up prior to the Commercial Operations Date

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INTEREST:

In respect of Property Damage and Delay in Start Up as a result of Terrorism and/or Sabotage to the Insured’s Physical Assets including permanent and temporary works, materials, buildings, structures, machinery, plant and equipment supplies and all other property for incorporation into the construction of the Project.

SUM INSURED:	A sum not less than USD 250,000,000 Delay in Start Up Indemnity Period: not less than 12 months with coverage not less than for Debt Servicing and on-going Fixed Costs.
DEDUCTIBLES:	Property Damage: Not greater than $1,000,000 Delay in Start Up: Not greater than 90 days Waiting Period
CONDITIONS:

Principal Exclusions, including but not limited to:

1. Nuclear detonation, reaction, nuclear radiation or radioactive contamination

2. War, civil war, rebellion, revolution, insurrection, uprising, military or usurped power or martial law or confiscation by order of any Government or public authority

3. Seizure or illegal occupation

4. Confiscation, requisition, detention, legal or illegal occupation, embargo, quarantine, any order of public or government authority

5. Pollutants or contaminants

6. Chemical or biological release or exposure

7. Vandals, malicious persons, protesters, strikes, riots or civil commotion

8. Cessation, fluctuation or variation in, or insufficiency of, water, gas or electricity supplies and telecommunications of any type or service

9. Threat or hoax

10. Loss or damage due to microorganisms.

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7.	Environmental Impairment Liability

INSURED:

- The Issuer

- The Sponsor

- The Bondholder Agent and the Bondholders

- Parties as required by contract

- Any Insured’s subsidiary companies, affiliates and their respective officers, directors, Agents, employees and shareholders

Each for their respective rights and interests.

PERIOD:	No later than the commencement of construction activities at the Site, the Notice to Proceed effective date (NTP) or Financial Close whichever is the earlier until the Commercial Operations Date
INTEREST:

All sums which the Insured shall be legally liable for compensation, expenses or damages arising out of environmental damage or an imminent threat associated with environmental damage arising solely out of the construction of the Project.

LIMIT OF INDEMNITY:	USD 6,500,000 any one occurrence and in the aggregate for the period of insurance or such other limit as required by the Bondholders from time to time.
RETAINED LIABILITY:	Not greater than USD 500,000 each and every loss.
CONDITIONS:	Principal Conditions, including but not limited to: 1. Environmental Damage 2. Defence Expenses 3. Mitigation Costs

8.	Other insurances

Any insurances required by any applicable law (including motor vehicle liability and workers compensation/employers’ liability) or prudent developer practice or as required by the terms of the Material Project Documents or of any other contract relating to the Project to which the Issuer is a party and under which it is obliged to purchase and maintain (or procure the purchase and maintenance of) any insurance or as required by Bondholders from time to time.

Professional Indemnity: The Issuer will procure that those contractors who have responsibility for design provide evidence of professional indemnity insurance.

To the extent the Issuer or the relevant contractors charter vessels for the works, the Issuer undertakes to effect and maintain charterer’s liability insurance with limits commensurate with the exposure associated with the size of the vessels.

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PART 2 – OPERATIONAL PHASE

The Issuer shall take out and maintain, as a minimum, the following insurance coverage:

1.	Property Material Damage

TYPE:	All Risks of loss of or damage to the Property Insured including Machinery Breakdown occurring during the period of insurance
INSURED:	- The Issuer - The Sponsor - The Bondholder Agent and the Bondholders - The O&M Contractor Each for their respective rights and interests.
PERIOD:

From the termination of the cover required for the construction phase (excluding any defects liability period) as outlined above and renewable thereafter until discharge of all debts under the Finance Documents.

PROPERTY INSURED:

All material property (or part thereof), fixed or mobile of every kind and description, either owned, leased, hired or borrowed by the Issuer or held in the care, custody or trust of the Issuer or for which the Issuer are responsible or have assumed responsibility all forming part of or in connection with the Project, including the mobile mining equipment.

SUMS INSURED:

An amount not less than the total reinstatement as new value of the Project or on a maximum foreseeable loss basis as agreed by Bondholders from time to time, (including allowances for Extensions to the policy).

DEDUCTIBLES:

Not greater than:

3% Value At Risk At Time of Loss, subject to a minimum of USD 6,000,000 in respect of Damage caused by an Earthquake

USD 2,500,000 each and every occurrence in respect of all other events

GEOGRAPHICAL LIMITS:	Anywhere within Greece including whilst in transit or storage therein
CONDITIONS:

Principal Conditions, including but not limited to:

1. Debris Removal Clause

2. Expediting expenses and additional hire charges

3. Property in the course of construction clause

4. Replacement/reinstatement basis of claims settlement

5. Architects’ and Surveyors’ fees

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6. Additional costs of complying with public authority requirements

7. Cost of labour and computer time expended in reproducing documents or computer records

8. Capital additions

9. Additional overtime, night work, holiday work, express freight costs and custom duties

10. Temporary Removal/offsite storage

11. Automatic reinstatement of sum insured

12. Including strikes, riots, civil commotion

13. Inland transit

14. Pollution clean-up costs

15. 72 hours clause

16. Inflation clause

17. Minimisation of loss

18. Pair and sets

19. Leak search costs

20. Including cover for underground properties

Principal Exclusions:

1. War, invasion, act of foreign enemy, hostilities, civil war, rebellion, revolution, insurrection, military or usurped power confiscation, requisition, sequestration, nationalisation or similar act, and terrorism

2. Radioactive contamination

3. Damage due to gradual wear and tear but not resultant damage arising therefrom

4. LEG 2/96

5. Deliberate overrunning or overloading

6. Electronic Data Recognition

7. Absolute Cyber Exclusion

8. Communicable Disease Exclusion

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2.	Business Interruption Insurance

TYPE:	Business Interruption Insurance
INSURED:	- The Issuer - The Bondholder Agent and the Bondholders Each for their respective rights and interests.
PERIOD:

From the termination of the cover required for the construction phase (excluding any defects liability period) as outlined above and annually renewable thereafter until discharge of all debts under the Finance Documents.

INTEREST:

Actual Loss of Interest Insured (Not less than Debt Service – being interest and principal – and ongoing Fixed Costs) and/or Increased Cost of Working necessarily and reasonably incurred following an Interruption or Interference to the Insured Business resulting from physical loss or damage Indemnifiable under Insurance 1 All Risk of Physical Damage Insurance (or would have been Indemnifiable but for the Insured’s Retained Liability) or covered by any policy extension.

SUMS INSURED:

A sum not less than that sufficient to cover Debt Service – being interest and principal – and Fixed Costs sustained during the period of Interruption and subject to the following indemnity periods.

Not less than 12 months

WAITING PERIOD:	Not more than 90 days each and every loss
GEOGRAPHICAL LIMITS:	As per Insurance 1 All Risk of Physical Damage Insurance above but worldwide in respect of customers and suppliers
CONDITIONS:

Principal Conditions, including but not limited to:

1. Denial of access clause

2. Suppliers and customer’s premises clause

3. Utilities clause

4. Interim payments of claims;

5. Professional fees

6. Port blockage extension as relevant

7. Public authority clause

Principal Exclusions, including but not limited to:

1. Non-availability of funds

2. Fines and penalties other than in respect of continuing contractual obligations

3. Loss of licence

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3.	Third Party General Liability

INSURED:

- The Issuer

- The Sponsor

- The Bondholder Agent and the Bondholders

- Parties as required by contract

- Any Insured's subsidiary companies, affiliates and their respective officers, directors, Agents, employees and shareholders

Each for their respective rights and interests.

PERIOD:

From the termination of the cover required for the construction phase (excluding any defects liability period) as outlined above and renewable thereafter until discharge of all debts under the Finance Documents.

INTEREST:

All sums which the Insured shall be legally liable for compensation or damages arising out of death of or injury to third parties (including interference to property or the enjoyment of use thereof by obstruction, trespass, nuisance or any like cause) and damage to third party property happening during the Period of Insurance within the Territorial Limits and arising out of the ownership, operation and maintenance of the Project.

TERRITORIAL LIMITS:	Worldwide
LIMIT OF INDEMNITY:

USD 50,000,000 any one occurrence, except in relation to products liability, and sudden and accidental pollution liability where such limit of indemnity shall be in the aggregate for the period of insurance or such other limit as required by the Bondholders from time to time.

RETAINED LIABILITY:	Not greater than USD 100,000 each and every loss property damage losses only. USD 500,000 in respect of claims arising from tailings storage facilities.
CONDITIONS:

Principal Conditions, including but not limited to:

1. Worldwide jurisdiction

2. Sudden & Accidental Pollution

3. Cross liability Clause

4. Products Liability

5. Contingent motor liability

6. Defence Costs in addition

7. Canteen and social functions

8. Medical Malpractice to the extent relevant

9. Contractual liability / Hold Harmless cover

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4.	Terrorism Physical Loss or Damage and Business Interruption Insurance

TYPE:	Terrorism and Sabotage Property Damage and Business Interruption
INSURED:	- The Issuer - The Sponsor - The Bondholder Agent and the Bondholders - Parties as required under the contract Each for their respective rights and interests.
PERIOD:

From the termination of the cover required for the construction phase (excluding any defects liability period) as outlined above and annually renewable thereafter until discharge of all debts under the Finance Documents.

INTEREST:

In respect of Property Damage and Business Interruption as a result of Terrorism and/or Sabotage to the Insured’s Physical Assets including permanent and temporary works, materials, buildings, structures, machinery, plant and equipment supplies and all other property incorporated into the Project.

SUM INSURED:

A sum sufficient to cover the maximum possible loss as determined following an estimated maximum loss study and as agreed by the Bondholder Agent (in consultation with the LTA and the LIA).

Business Interruption Indemnity Period: not less than the indemnity period as determined following an estimated maximum loss study and as agreed by the Security Trustee (in consultation with the Bondholder Agent (in consultation with the LTA and the LIA).

DEDUCTIBLE:	Not more than $1,000,000 Business Interruption: 90 days Waiting Period
CONDITIONS:

Principal Exclusions, including but not limited to:

1. Nuclear detonation, reaction, nuclear radiation or radioactive contamination

2. War, civil war, rebellion, revolution, insurrection, uprising, military or usurped power or martial law or confiscation by order of any Government or public authority

3. Seizure or illegal occupation

- 288 -

4. Confiscation, requisition, detention, legal or illegal occupation, embargo, quarantine, any order of public or government authority

5. Pollutants or contaminants

6. Chemical or biological release or exposure

7. Vandals, malicious persons, protesters, strikes, riots or civil commotion

8. Cessation, fluctuation or variation in, or insufficiency of, water, gas or electricity supplies and telecommunications of any type or service

9. Threat or hoax

10. Loss or damage due to microorganisms.

5.	Environmental Impairment Liability

INSURED:	- The Issuer

- The Sponsor

- The Bondholder Agent and the Bondholders

- Parties as required by contract

- Any Insured's subsidiary companies, affiliates and their respective officers, directors, Agents, employees and shareholders

Each for their respective rights and interests.

PERIOD:

From the termination of the cover required for the construction phase (excluding any defects liability period) as outlined above and annually renewable thereafter until discharge of all debts under the Finance Documents.

INTEREST:

All sums which the Insured shall be legally liable for compensation, expenses or damages arising out of environmental damage or an imminent threat associated with environmental damage arising solely out of the ownership, operation and maintenance of the Project.

LIMIT OF INDEMNITY:	USD 6,500,000 any one occurrence and in the aggregate for the period of insurance or such other limit as required by the Bondholders from time to time.
RETAINED LIABILITY:	Not greater than USD 500,000 each and every loss.
CONDITIONS:	Principal Conditions, including but not limited to: 1. Environmental Damage 2. Defence Expenses 3. Mitigation Costs

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6.	Other insurances

Any insurances required by any applicable law (including motor vehicle liability and workers compensation/employers' liability) or prudent developer practice or as required by the terms of the Material Project Documents or of any other contract relating to the Project to which the Issuer is a party and under which it is obliged to purchase and maintain (or procure the purchase and maintenance of) any insurance or as required by Bondholders from time to time.

To the extent the Issuer or the relevant contractors charter vessels for the works, the Issuer undertakes to effect and maintain charterer’s liability insurance with limits commensurate with the exposure associated with the size of the vessels.

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Schedule 10

Required Permits, Licenses and Concessions

1. General Licenses
(a) Art. 52, L.3220/2004 “Ratification of number 22138 / 12.12.2003 Contract of Transfer of the Cassandra Mines from the Greek State to Hellas Gold SA” [Government Gazette 15/Α’/28.1.2004].

(b) New investment agreement including a new investment plan between Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry & Greek State, ratified by the Law. 4785/2021 [Government Gazette 42/1/23.3.2021] which amended the Transfer Contract.

(c) Joint Ministerial Decision 201745/26.7.2011 for the Approval of environmental terms and conditions for the projects: a) MINING - METALLURGICAL FACILITIES AT KASSANDRA MINES, and b) REMOVAL, CLEANING AND REHABILITATION OF OLYMPIAS OLD MINING TAILINGS AREA belonging to the company HELLAS GOLD S.A. in the Prefecture of Halkidiki [ΑΔΑ: 4ΑΣΔ0-ΩΔ0].

(d) ΥΠΕΝ/ΔΙΠΑ/21746/1420 24-03-21 decision confirming application of Article 1(8)(a) of Law 4014/2011, as amended and in force, in relation to the period of validity of the Joint Ministerial Decision No. 201745/26-07-2011 (“JMD”) approving the environmental terms and conditions [ΑΔΑ: 9Θ1Δ4653Π8-8ΒΤ].

(e) Amendment of decision No. 201745/26-07-2011 approving the environmental terms and conditions for the project: a) MINING - METALLURGY FACILITIES AT KASSANDRA MINES, and b) REMOVAL, CLEANING AND REHABILITATION OF OLYMPIAS OLD MINING TAILINGS AREA belonging to the company HELLAS GOLD S.A. in the Prefecture of Halkidiki, in relation to the use of dry stacking at the Skouries sub-project. Ref. No: ΥΠΕΝ/ΔΙΠΑ/981336407/29-04-2021 [ΑΔΑ: ΡΩ724653Π8-9ΕΝ]

(f) Amendment of decision No. 201745/26-07-2011 approving the environmental terms and conditions for the project: a) MINING - METALLURGY FACILITIES AT KASSANDRA MINES, and b) REMOVAL, CLEANING AND REHABILITATION OF OLYMPIAS OLD MINING TAILINGS AREA belonging to the company HELLAS GOLD S.A. in the Prefecture of Halkidiki, in relation to operational issues of the Olympias subproject Ref. No: Ref. No. YΠΕΝ/ΔΙΠΑ/105436/6747/21.06.2022 [ΑΔΑ:9ΦΟΘ4653Π8-ΜΑΥ]

(g) Decision of the General Secretary of the Decentralized Administration of Macedonia and Thrace (Ref. No.: 7633/29.3.2012) for the forest concession in the new Madem Lakkos and Skouries project areas [ΑΔΑ: Β4Β7ΟΡ1Υ-Κ22].

(h) Approval of tree cutting according to the decision of the General Secretary of the Decentralized Administration of Macedonia and Thrace (Ref. No.: 7633/29.3.2012), (Halkidiki Forest Dept. Ref. No.: 8939/17.4.2012).

(i) Decision of Decentralized Administration of Macedonia and Thrace (Ref. No.: 32443/22.07.2016) Intervention Permit in forestry public land [ΑΔΑ: 6ΣΔ7ΟΡ1Υ-ΡΦ4].

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2. Licenses specific to Skouries Mine

(a) Decision of THE MINISTRY OF ENVIRONMENT, ENERGY & CLIMATE CHANGE/ Division of Mining & Industrial Minerals Δ8-Α/Φ.7.49.132/2809/349/10.2.2012 for the Approval of the Technical Study of Skouries Mining Installations Subproject of Kassandra Mines Mining – Metallurgical Facilities Project belonging to the company HELLAS GOLD S.A. in the Municipality of Aristotle in Prefecture of Halkidiki [ΑΔΑ: ΒΟΖΘ0-4ΙΥ].

(b) Approval of the Amendment of the Skouries Technical study Subproject of the Kassandra Mines Mining – Metallurgical Facilities Project in Megali Panagia of the Municipality of Aristotle in Prefecture of Halkidiki MINISTRY OF ENVIRONMENT, ENERGY & CLIMATE CHANGE/ Division of Mining & Industrial Minerals ∆ΜΕΒΟ/Α/Φ.10ΤΜ.6/175843/ 1323/06.05.2016 for the [ΑΔΑ: 7ΜΒΚ4653Π8-ΧΓ5].

(c) Decision with Ref. No. ∆ΜΕΒΟ/47007/457/10.06.2022 approving the Amending Technical Study for Skouries’ Mining Installations subproject of Kassandra Mines Mining – Metallurgical Facilities project in the Municipality of Aristotle in the Halkidiki Prefecture [ΑΔΑ:6ΘΟΕ4653Π8-7ΚΑ], which replaced the terms of the initial Decision for the Approval of the Skouries Technical Study, including the Appendices.

(d) Approval of Supplementary Technical Study of Auxiliary Facilities and Infrastructure Works for the construction period of the Skouries Mining Installations Subproject (MINISTRY OF ENVIRONMENT, ENERGY & CLIMATE CHANGE/ Division of Mining & Industrial Minerals Δ8-Α/Φ.7.49.13/23577πε/4349πε/16.01.2014) [ΑΔΑ: ΒΙΨ40-8Φ6].

(e) Decision of THE MINISTRY OF ENVIRONMENT, ENERGY & CLIMATE CHANGE/ Division of Mining & Industrial Minerals (Ref. No.: ∆ΜΕΒΟ/Α/Φ.10.ΕΓΚ.6/173890/857/24.03.2016): “Approval to Hellas Gold S.A. to install electromechanical equipment of Auxiliary Facilities and Infrastructure Works at the Skouries Mining Installations Subproject of the Kassandra Mines Mining – Metallurgical Facilities Project in Megali Panagia of the Municipality of Aristotle in Prefecture of Halkidiki [ΑΔΑ: Ω7ΙΚ4653Π8-ΔΑ0]”.

(f) Decision for the Incorporation of the No ΔΜΕΒΟ/Α/Φ.10.ΕΓΚ.6/173890 /857/24.03.2016 approved economical/technical study for the installation permit of the electro-mechanical equipment of the Auxiliary and Service Facilities of the “Skouries mining facilities” subproject and of the respective static study, as appendices of the Technical Study of the “Skouries mining facilities” subproject approved by Decision No Δ8-Α/Φ.7.49.13/2809/349/10.02.2012 as supplemented, modified and in force. (MINISTRY OF ENVIRONMENT, ENERGY & CLIMATE CHANGE/ Division of Mining & Industrial Minerals ∆ΜΕΒΟ /77453/ 1071/03.09.2019) [ΑΔΑ:6ΤΤΟ4653Π8-7ΕΚ].

(g) Decision of THE MINISTRY OF ENVIRONMENT, ENERGY & CLIMATE CHANGE/ Div. of Mining & Industrial Minerals (Ref. No.: Δ8/Γ/Φ.12.7/9452/1794/13.5.13) “Approval to Hellas Gold S.A. to install electromechanical equipment at “Skouries Flotation Plant” of the Skouries Mining Installations Subproject of the Kassandra Mines Mining – Metallurgical Facilities Project in Megali Panagia of the Municipality of Aristotle in Prefecture of Halkidiki [ΑΔΑ: ΒΕΝΥ0-Γ4Ι]”.

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(h) Decision of THE MINISTRY OF ENVIRONMENT, ENERGY & CLIMATE CHANGE/ Dir. of Mining & Industrial Minerals (Ref. No.: ΔΜΕΒΟ/Α/Φ.10.1.6/21040/4533) “Extension of the Permit (Ref. No.: Δ8/Γ/Φ.12.7/9452/1794/13.5.13) to Hellas Gold S.A. to install electromechanical equipment at “Skouries Flotation Plant” of the Skouries Mining Installations Subproject of the Kassandra Mines Mining – Metallurgical Facilities Project in Megali Panagia of the Municipality of Aristotle in Prefecture of Halkidiki [ΑΔΑ: ΩΝΗ30-4ΜΕ]”.

(i) Decision of THE MINISTRY OF ENVIRONMENT, ENERGY & CLIMATE CHANGE/ Dir. of Mining & Industrial Minerals (Ref. No.: ΔΜΕΒΟ/Α/Φ.10.ΕΓΚ.6/185900/4039/11.11.2016) “Extension of the Permit (Ref. No.: Δ8/Γ/Φ.12.7/9452/1794/13.5.13) to install electromechanical equipment at “Skouries Flotation Plant” of the Skouries Mining Installations Subproject of the Kassandra Mines Mining – Metallurgical Facilities Project in Megali Panagia of the Municipality of Aristotle in Prefecture of Halkidiki”. [ΑΔΑ: 7ΥΑΝ4653Π8-5Θ3].

(j) Decision for the Modification of the No Δ8/Γ/Φ.12.7/9452/1794/13.05.2013 Installation permit for the electro-mechanical equipment of the “Skouries Flotation Plant” of the “Skouries mining facilities” subproject of the Kassandra Mines Mining – Metallurgical Facilities Project in the Municipality of Aristotle in the Halkidiki Prefecture. (MINISTRY OF ENVIRONMENT, ENERGY & CLIMATE CHANGE/ Division of Mining & Industrial Minerals ∆ΜΕΒΟ /77464/ 1073/03.09.2019) [ΑΔΑ: ΩΝΥ44653Π8-5ΟΡ].

(k) Decision of THE MINISTRY OF ENVIRONMENT, ENERGY & CLIMATE CHANGE/ Dir. of Mining & Industrial Minerals (Ref. No.: ΥΠΕΝ/ΔΜΕΒΟ/18901/346/25.02.2021) “Extension of the Modification Decision (Ref. No.: ΥΠΕΝ/ΔΜΕΒΟ/77464/1073/03-09-2019) of the Permit Δ8/Γ/Φ.12.7/9452/1794/13-5-2013 to install electromechanical equipment at “Skouries Flotation Plant” of the Skouries Mining Installations Subproject of the Kassandra Mines Mining – Metallurgical Facilities Project in Megali Panagia of the Municipality of Aristotle in Prefecture of Halkidiki”. (ΥΠΕΝ/ΔΜΕΒΟ/18901/346 /25.02.2021) [ΑΔΑ: 99ΕΥ4653Π8-ΑΡ7].

(l) Decision of THE MINISTRY OF ENVIRONMENT, ENERGY & CLIMATE CHANGE/ Dir. of Mining & Industrial Minerals (Ref. No.: ΥΠΕΝ/ΔΜΕΒΟ//88478/ 835/28.09.2022) “Extension of the Modification Decision (Ref. No.: ΥΠΕΝ/ΔΜΕΒΟ/77464/1073/03-09-2019) of the Permit Δ8/Γ/Φ.12.7/9452/1794/13-5-2013 to install electromechanical equipment at “Skouries Flotation Plant” of the Skouries Mining Installations Subproject of the Kassandra Mines Mining – Metallurgical Facilities Project in Megali Panagia of the Municipality of Aristotle in Prefecture of Halkidiki”. (ΥΠΕΝ/ΔΜΕΒΟ/88478/ 835/28.09.2022) [ΑΔΑ: ΨΞ9Ο4653Π8-ΟOT].

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3. Licenses specific to exploration drilling

(a) Decision of the Decentralized Administration of Macedonia and Thrace for the Approval of Environmental Terms for the Exploration Drilling in the Kassandra Mines area in the Halkidiki Prefecture (Ref. No. 4767/26.05.2010), as extended by Decision with Ref. No. 47737/5.10.2016 [ΑΔΑ: 7ΨΛΖ4653Π8-Ρ0Ω].

(b) Forestry Αdministration - Installation Protocol in the public forest area for the purpose of exploration drilling (dated 20.01.2012).
(c) E-Notification of execution of exploration works for the identification of mineral ores (no 1138623/22.01.2020).

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Schedule 11

Completion Tests

1.	In this Schedule 11 (Completion Tests):

(a)

"Agreed Test Protocol" means those detailed test procedures, measurement and sampling methodologies, and assessment protocols, in each case which are consistent with prudent international mining practice, that will govern the conduct and operation of each Completion Test, and which shall be developed and agreed by the Issuer and the Lenders’ Technical Advisor at least thirty (30) days prior to the Issuer giving notice of the start of the Production and Efficiency Test Period. In the event that an agreement cannot be reached between the parties in relation to any aspect of the Agreed Test Protocol, the reasonable and reasoned decision of the Lenders’ Technical Advisor shall prevail, provided that the Lenders’ Technical Advisor shall first be required to prepare and submit to the Issuer a detailed, written justification for its proposed decision for consideration by the Issuer.

(b)	“Completion Tests” means each of the:

(i)	Physical Completion Test;

(ii)	Production Completion Test;

(iii)	Efficiency Completion Test;

(iv)	Marketing Completion Test;

(v)	Environmental Completion Test; and

(vi)	Legal and Other Conditions Completion Test,

as applicable.

(c)	“Critical Spares” means the list of critical items set out in Appendix 2 (List of Critical Spares) of Part A (Physical Completion Test) of this Schedule 11;

(d)	“Efficiency Completion Test” means the test set out in Part C (Efficiency Completion Test) of this Schedule 11;

(e)	“Environmental Completion Test” means the test set out in Part F (Environmental Completion Test) of this Schedule 11;

(f)	“Legal and Other Conditions Completion Test” means the test set out in Part E (Legal and Other Conditions Completion Test) of this Schedule 11;

(g)	“Marketing Completion Test” means the test set out in Part D (Marketing Completion Test) of this Schedule 11;

(h)	“Physical Completion Test” means the test set out in Part A (Physical Completion Test) of this Schedule 11;

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(i)	Physical Facilities means those facilities referred to in Appendix 1 (List of Physical Facilities) of Part A (Physical Completion Test) of this Schedule 11;

(j)

"Production and Efficiency Test Period" means, a period of ninety (90) consecutive calendar days of operation commencing on the start date notified by the Issuer to the Lenders’ Technical Advisor, provided that:

(i)	such date shall be no earlier than the ninety (90) consecutive calendar days of operation commencing at the Issuer's choice of start date;

(ii)

the Issuer shall give notice to the Lenders’ Technical Advisor and the Facilities Agent of the anticipated start date of the Production and Efficiency Test Period selected by the Issuer within fourteen (14) days of the selected start date. The Issuer should have the right to revoke the start date notice and submit a revised notice at any time; and

(iii)	there shall be no extension of any Production and Efficiency Test Period for unplanned shutdowns.

(k)	“Production Completion Test” means the test set out in Part B (Production Completion Test) of this Schedule 11;

2.	Project Completion shall occur on the last date on which:

1. Project Completion shall occur on the last date on which:

(a) the Issuer has delivered certificates to the Facilities Agent confirming satisfaction of each of the Completion Tests in accordance with paragraph 4 below; and

(b) the LTA has verified and approved the last of the Completion Test certificates referred to in paragraph 7 below.

3. Notwithstanding paragraph 2 above, Project Completion shall occur, even if the conditions set forth in paragraph 2 have not been satisfied, if following a request from the Issuer each Bondholder (in its absolute discretion) delivers a notice to the Issuer stating that Project Completion has occurred.

4. The Issuer shall deliver a certificate to the Facilities Agent and the Lenders’ Technical Advisor promptly upon becoming satisfied that each of the Completion Tests has been met, each such certificate certifying that the relevant Completion Test has been, provided that each certificate will be delivered promptly following the relevant Completion Test being satisfied and:

(a) the certificate delivered by the Issuer in respect of the Physical Completion Test is dated no later than the start of the Production and Efficiency Test Period;

(b) the certificates delivered by the Issuer in respect of the Legal and Other Conditions Completion Test certificate and the Environmental Completion Test are dated as of a date no earlier than the certificates issued with respect to the Production Completion Test and the Efficiency Completion Test; and

(c) the Production Completion Test and the Efficiency Completion Test must be completed during the same Production and Efficiency Test Period.

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5. The Lenders’ Technical Advisor shall conduct a Site visit as near as practicable to commencement of the Production and Efficiency Test Period and again upon satisfaction of the Completion Test. The

Lenders’ Technical Advisor and Facilities Agent shall have reasonable access to the site during the Production and Efficiency Test Period and during the ninety (90) days following the Production and

Efficiency Test Period.

6. The Issuer shall promptly provide such further information and/or supporting documentary evidence concerning any certificate issued by the Issuer in connection with the Completion Test(s) that the

Lenders’ Technical Advisor or Facilities Agent may reasonably request in connection with its review and/or approval of such certificate (any such information and/or supporting documentary evidence to be requested as soon as reasonably practicable but, in any event, within fifteen (15) Business Days of receipt of such certificate(s) from the Issuer).

7. The Lenders’ Technical Advisor shall, following its verification and approval of the certificates delivered by the Issuer, notify the Facilities Agent promptly (and in any event within fifteen (15) Business

Days) upon becoming satisfied that each of the Physical Completion Test, Production Completion Test, Efficiency Completion Test, Marketing Completion Test, the Environmental Completion Test and the

Minimum Reserve Tail Ratio as part of the Legal and Other Conditions Completion Test has been met.

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Part A

Physical Completion Test

Compliance of the Project with the Physical Completion Test means that the following criteria have been met to the satisfaction of the Lenders’ Technical Advisor:

(a) the Physical Facilities, have become operational and are in continued operation;

(b) the Issuer has accepted all parts of the Physical Facilities with such minor exceptions or punch list items as do not materially affect the operations;

(c) all payments have been made for the Physical Facilities except such amounts withheld pursuant to a genuine dispute or held in escrow for payment, but which do not materially affect the Project;

(d) the work contracted to be performed under the Material Construction Contracts has been substantially completed in accordance with the agreed specifications, and the Issuer has accepted all such work in accordance with the terms and conditions of the Material Construction Contracts;

(e) all Critical Spares are on Site for key equipment items, except where the failure of having the relevant Critical Spare on Site is not reasonably expected to cause major interruption to the Project.

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Appendix 1

List of Physical Facilities

The following plant, equipment and other physical facilities are in place at the Site, in each case as further described in Part II (Scope of Facilities) of Exhibit A of the EPCM Agreement:

EWA No.	Plant, Equipment and Physical Facilities
10	Open Pit
12	Open Pit Facilities
20	Portal Decline Area
22	Underground Development
24	Underground Services
26	Backfill Plant
27	Other U/G Facilities Located above ground
32	Open Pit Crushing and Conveying
34	Stockpile and Reclaim
36	Grinding System and Control Room
37	Pebble Crushing System
40	Flotation System / Regrinding
42	Tailings Thickening System
44	Lime Plant
46	Flocculents System
47	Sulphidiser System
48	Reagents System
50	Concentrates Thickening System
52	Concentrates Dewatering System
53	Borehole Water System
54	Compressed Air Services
55	Process Water System

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56	Utility Water System
57	Firefighting Water System
58	Mine Water System
59	Potable Water System
60	Tailings Disposal System
61	Filtration Plant
62	IEWMF
63	Dams Reclaim Water System
64	On-site Water Management: ponds, pumps, pipelines
65	Water Treatment Plant
66	Sanitary Sewer System
68	Off-site Water Management: Re-injections arrays, etc.
70	Substations
76	HV Open Switch Yard

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Appendix 2

List of Critical Spares

1	32	1	Primary crusher - main shaft	32-CR-01
2	32	1	Primary crusher - motor	32-CR-01-M	432kW
3	32	1	Primary crusher discharge feeder - gearbox	32-FE-01
4	32	1	Primary crusher discharge conveyor - gearbox	32-CV-01	"SEW" RIGHT ANGLE SPEED REDUCER, #X3KS220/HU/B, SOLID INPUT &OUTPUT SHAFTS, 27.9:1 RATIO, S.F. 1.6, C/W COOLING FAN & OIL HEATER
5	32	1	Primary crusher discharge conveyor - motor	32-CV-01-M	400kW 6600V 1487 rpm
6	32	1	Primary crusher discharge conveyor - conveyor belt	32-CV-01	1.6m wide x 610m. Minimum 100m
7	32	1	Primary crusher sacrificial conveyor - gearbox	32-CV-02	"SEW" RIGHT ANGLE SPEED REDUCER, #X3KA130/HU/T, ADAPTER FLANGEFOR MOTOR INPUT, HOLLOW OUTPUT SHAFT, 25.03:1 RATIO, S.F. 1.75,C/W SHRINK DISK, TORQUE ARM, OIL HEATER & INTERNAL BACKSTOP
8	32	1	Primary crusher sacrificial conveyor - motor	32-CV-02-M	55kW 400V 1480 rpm
9	34	1	Ore reclaim sacrificial conveyor - gearbox	34-CV-02	"SEW" RIGHT ANGLE SPEED REDUCER, #X3KS160/HU/B, SOLID INPUT &OUTPUT SHAFTS, 24.77:1 RATIO, S.F. 2.1, C/W COOLING FAN & OIL HEATER
10	34	1	Ore reclaim sacrificial conveyor - motor	34-CV-02-M	110kW 400V 1490rpm
11	34	1	Ore reclaim sacrificial conveyor - conveyor belt	34-CV-02-M	1.37m wide x 590m. Minimum 100m
12	34	1	Sag mill feed conveyor - gearbox	34-CV-01
13	34	1	Sag mill feed conveyor - motor	34-CV-01-M	355kW 400V 1490 rpm
14	34	1	Sag mill feed conveyor - conveyor belt	34-CV-01	1.37m wide x 590m. Minimum 100m
15	36	1	Sag mill - ring gear	36-ML-01
16	36	1	Sag mill - pinion gear	36-ML-01
17	36	1	Sag mill - motor	36-ML-01-M1/2	4800kW
18	36	1	Ball mill - ring gear	36-ML-02
19	36	1	Ball mill - pinion gear	36-ML-02
20	36	1	Sag mill discharge screen - excitor support cross beam	36-SC-01
21	37	1	Pebble crusher - motor	37-CR-01-M	450kW
22	37	1	Pebble conveyor No.1 & 2 - gearbox	37-CV-01	"SEW" RIGHT ANGLE SPEED REDUCER, #X3KS120/HU/B, SOLID INPUT &OUTPUT SHAFTS, 16.36:1 RATIO, S.F. 1.5, C/W COOLING FAN & OIL HEATER
23	37	1	Pebble conveyor No.1 & 2 - motor	37-CV-01-M	75kW 400V 1485 rpm
24	37	1	Pebble conveyor No.1 & 2 - conveyor belt	37-CV-01	1m wide x 215m. Minimum 50m
25	40	1	Rougher conditioning tank agitator	40-AG-01

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26	40	1	Rougher conditioning tank agitator - motor	40-AG-01-M	55kW
27	40	1	Regrind ball mill - ring gear	40-ML-01
28	40	1	Regrind ball mill - pinion gear	40-ML-01
29	40	1	Regrind ball mill - motor	40-ML-01-M	2250kW
30	40	1	First cleaner conditioning tank agitator	40-AG-02
31	40	1	First cleaner conditioning tank agitator - motor	40-AG-02-M	30kW
32	42	1	Tailings Thickener No.1/2/3 - Drive unit - gearbox	40-TH-01	MX2000A-4 (2,700,000 Nm)
33	42	1	Tailings Thickener No.1/2/3 - Drive unit - pinion assembly	40-TH-01	MX2000A-4 (2,700,000 Nm)
34	42	1	Tailings Thickener No.1/2/3 - Drive unit - spur gear	40-TH-01	MX2000A-4 (2,700,000 Nm)
35	42	1	Tailings Thickener No.1/2/3 - Drive unit - motor	40-TH-01A/B/C/D-M	11kW
36	50	1	Concentrate Thickener - Drive unit - gearbox	50-TH-01
37	50	1	Concentrate Thickener - Drive unit - motor	50-TH-01-M	3kW
38	52	1	Concentrate receipt tank agitator	52-AG-01
39	52	1	Concentrate receipt tank agitator - motor	52-AG-01-M	7.5kW
40	61	1	Tailings stock tank agitator No.1/2/3	61-AG-01/02/03
41	61	1	Tailings stock tank agitator No.1/2/3 - motor	61-AG-01/02/03-M	37kW
42	61	1	Filter cake tailings colleciton conveyor - gearbox	61-CV-10
43	61	1	Filter cake tailings colleciton conveyor - motor	61-CV-10-M	30kW
44	61	1	Filter cake tailings colleciton conveyor - conveyor belt	61-CV-10	1.2m wide x 72m long. Minimum 50m
45	61	1	Filter cake overland conveyor No.1 - gearbox	61-CV-11A
46	61	1	Filter cake overland conveyor No.1 - motor	61-CV-11A-M	45kW
47	61	1	Filter cake overland conveyor No.1 - conveyor belt	61-CV-11A	1.0m wide x 160m long. Minimum 100m
48	61	1	Mobile index feed conveyor No.1 & 2 - gearbox	61-CV-15
49	61	1	Mobile index feed conveyor No.1 & 2 - motor	61-CV-15-M
50	61	1	Mobile index feed conveyor No.1 & 2 - conveyor belt	61-CV-15
51	61	1	Mobile radial stacker No.1 - belt gear box	61-CV-17
52	61	1	Mobile radial stacker No.1 - belt motor	61-CV-17-M
53	61	1	Mobile radial stacker No.1 - conveyor belt	61-CV-17
54	61	1	Mobile radial stacker No.1 - track/tire drive	61-CV-17
55	61	1	Mobile radial stacker No.1 - tracks / tires	61-CV-17
56	61	1	Mobile radial stacker No.1 - transformer	61-CV-17
57	61	1	Filtrate Clarifier - drive unit - gearbox	61-TH-08
58	61	1	Filtrate Clarifier - drive unit - pinion assembly	61-TH-08
59	61	1	Filtrate Clarifier - drive unit - spur gear	61-TH-08
60	61	1	Filtrate Clarifier - drive unit - motor	61-TH-08-M	11kW

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Part B

Production Completion Test

Compliance of the Project with the Production Completion Test means that the following criteria have been met:

1. Mine Production: During the applicable Production and Efficiency Test Period and in accordance with the Agreed Test Protocol, the following was achieved:

(a) Over the Production and Efficiency Test Period the ore tonnage mined and delivered to the Plant Run-of-Mine (ROM) pad was not less than 90% of the ore tonnage forecast in the Life of Mine Plan to have been mined and delivered over the same period.

(b) Over the Production and Efficiency Test Period the total material moved (ore plus waste) was not less than 90% of the total tonnage forecast in the Life of Mine Plan to have been mined and moved over the same period.

(c) Over a period of fifteen (15) consecutive calendar days of operation within the Production and Efficiency Test Period, the ore tonnage mined and delivered to the Plant Run-of-Mine (ROM) pad was not less than 100% of the average daily tonnage projected over the Production and Efficiency Test Period, as projected in the Life of Mine Plan.

(d) At the end of the Production and Efficiency Test Period the reconciliation of average gold and copper grade from the in-pit grade control program and total dry ore tonnage mined, to the grade and tonnage forecast in the block model that was used as the basis for the Life of Mine Plan, was not less than: (i) 90% for gold and copper grades; (ii) not less than 90% for dry ore tonnage; and (iii) not less than 95% for gold and copper grades and dry ore tonnage in aggregate.

2. Processing: During the applicable Production and Efficiency Test Period and in accordance with the Agreed Test Protocol:

(a) The average daily throughput of ore processed through the process plant was not less than 90% of the nominal tonnage of ore scheduled to be processed, as projected in the Life of Mine Plan over the Production and Efficiency Test Period.

(b) During a period of fifteen (15) consecutive calendar days of operation within the Production and Efficiency Test Period, the process plant processed not less than 100% of the tonnage of ore scheduled to be processed, as projected in the Life of Mine Plan.

(c) During the same period the average gold recovery rate from ore processed through the processing plant was not less than 90% of the recovery rate forecast in the Life of Mine Plan for the period.

(d) The average copper recovery rate from ore processed through the processing plant was not less than 90% of the recovery rate forecast in the Life of Mine Plan for the same period.

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(e) The tonnes of copper/gold concentrate produced during the Production and Efficiency Test Period, was not less than 90% of the tonnage of concentrate scheduled to be produced for the same period in the Life of Mine Plan.

(f) The average copper grade of the copper-gold concentrate produced was 90% of that forecast in the Life of Mine Plan for the same period.

(g) The average gold grade of the copper-gold concentrate produced was 90% of that forecast in the Life of Mine Plan for the same period.

3. Tailings: adequate measures have been taken to treat and store tailings, and that sufficient volume is available for minimum one (1) year of planned operations, with a tailings storage plan in place for the life of the Project Bonds.

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Part C

Efficiency Completion Test

During the Production and Efficiency Test Period, and in accordance with the Agreed Test Protocol, the following criteria have been met to the satisfaction of the Lenders’ Technical Advisor:

1. Costs:

(a) Throughout the applicable Production and Efficiency Test Period and in accordance with the Agreed Test Protocol, none of the average operating costs listed below exceeded 115% of the costs as per the Base Case Financial Model and the Pre-Completion Operating Budget in effect during the Production and Efficiency Test Period:

(i) Unit operating costs:

· Mining cost per tonne mined.

· Mining cost per tonne milled.

· Process operating cost per tonne milled.

· General and Administrative cost per tonne milled.

(b) Total cash operating costs per dry tonne of ore milled, defined as the sum of the on-site operating expenses (including the effects of currency fluctuations, but excluding financing costs, profit taxes and royalties), divided by the tonnes of ore processed for the period did not exceed 110% of the costs as per the Base Case Financial Model and the Pre-Completion Operating Budget in effect during the Production and Efficiency Test Period.

(c) All-in sustaining costs per tonne milled, defined as the sum of Pre-Completion Operating Costs plus Sustaining Capital Expenditure divided the tonnes milled during the Production and Efficiency Test Period did not exceed 110% of the costs as per the Base Case Financial Model and the Pre-Completion Operating Budget.

2. Sustainability: The Lenders’ Technical Advisor has certified that, based on the tests completed during the applicable Production and Efficiency Test Period in accordance with Agreed Test Protocol, the Project is capable of sustaining the performance levels projected in the Life of Mine Plan for the period(s) referred to therein.

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Part D

Marketing Completion Test

Compliance of the Project with the Marketing Completion Test means that the Issuer has shipped 10% of Project Production in a three (3) month period that is required to satisfy a minimum volume of 10,000 wet metric tonnes and the offtakers have accepted delivery of the same.

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Part E

Legal and Other Conditions Completion Test

Compliance of the Project with the Legal and Other Conditions Completion Test means that the following criteria have been met (with to limb 9 to the satisfaction of the Lenders’ Technical Advisor):

1. All Transaction Documents (other than those which have terminated or lapsed in accordance with their terms and, in each case are no longer necessary for the operation of the Project) are in full force and effect or have been replaced or terminated in accordance with the provisions of the Project Debt Programme.

2. Subject to the Legal Reservations, the Transaction Security constitutes legal, valid and enforceable security and has been maintained and perfected to the extent required by the relevant Security Document.

3. All Project Authorisations and Environmental and Social Permits that are still required as of the date hereof, and any others that as of the date hereof have become required, for, and in each case that are material to, the operation of the Project substantially as contemplated by the Project Debt Programme, have been obtained and are still in full force and effect.

4. The Issuer is operating the Project in all material respects with the Development Plan, the Transaction Documents, the applicable Project Authorisations, the laws applicable to it and the Project and Good Industry Practice.

5. No Default has occurred and is continuing or, to the best knowledge of the Issuer, will occur immediately following the occurrence of the Project Completion.

6. The balance in the Debt Service Reserve Account equals or exceeds the DSRA Required Balance.

7. The Projected DSCR for each Prospective DSCR Calculation Period (on a 12-month rolling basis) until the Maturity Date is ≥ 1.50x.

8. On any relevant Calculation Date, the Loan Life Cover Ratio on that Calculation Date is ≥ 2.00x.

9. The Reserve Tail Ratio on each future Calculation Date until the Term, RRF, Co-financing and Cost Overrun Bond Final Maturity Date is at least the Minimum Reserve Tail Ratio.

10. In satisfaction of the requirements of the RRF Legal Framework that at least 20% of the Eligible Costs are funded by Equity Contributions, the Funding Ratio is not greater than 80:20.

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Part F

Environmental Completion Test

Compliance of the Project with the Environmental Completion Test means that the following criteria have been met:

1. All necessary environmental requirements for the Project’s completion as set out in the latest Environmental and Social Management Plan have been satisfied in all material respects, or are being accomplished in all material respects in accordance with the actions and time schedules established therein.

2. The Project complies in all material respects, and the Project is being operated and is capable of continued operation in all material respects, in compliance with all applicable Environmental or Social Permits and the Project Authorisations.

3. The Environmental and Social Action Plan for the Project has been developed and implemented in all material respects, or are being accomplished in all material respects in accordance with the actions and time schedules in order for the Project to be in all material respects in compliance with the Environmental and Social Standards.

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Schedule 12

Expert Determination

1.

Where Clause 23 (Base Case Financial Model, Budgets and Life Of Mine Plan) of the Agreement provides for determination by an independent expert in relation the matters referred to in such clause, neither Party shall be entitled to refer such dispute to the Greek courts unless such dispute has first been referred for determination in accordance with this Schedule 12.

2.	The procedure for the appointment of an independent expert (the “Expert”) by the Facilities Agent and the Issuer (the “Determination Parties”) shall be as follows:

(a)

the Determination Party wishing to appoint or to refer a matter to an Expert shall give notice to that effect to the other Determination Party and, with such notice, shall give details of the reason for the appointment of, and the matter to be referred to, the Expert;

(b)	the Determination Parties shall meet and endeavour to agree upon a person to be the Expert;

(c)

if, within five (5) Business Days from the date of the notice under paragraph 2(a), the Determination Parties have failed to agree upon an Expert, the matter shall be referred by the Determination Party wishing the appointment to be made to the President for the time being of the Institute of Materials, Minerals and Mining (the “Appointor”), who shall be requested to make the appointment of the Expert (based on the Appointor’s sole assessment of the type of dispute based on the issues of contention, the subject matter of the dispute, and the provisions of paragraph 3 below) within ten (10) Business Days and, in so doing, the Appointor may take such independent advice as he thinks fit;

(d)

upon a person being appointed as Expert under the foregoing provisions, the Determination Parties forthwith shall notify such person of his selection and shall request him to confirm within five (5) Business Days whether or not he is willing and able to accept the appointment;

(e)

if such person is either unwilling or unable to accept such appointment, or has not confirmed his willingness and ability to accept such appointment within the said period of five (5) Business Days, then (unless the Determination Parties are able to agree upon the appointment of another Expert) the matter shall be referred (by either Determination Party) to the Appointor who shall be requested to make a further appointment and the process shall be repeated until a person is found who accepts the appointment as Expert; and

(f)

if there is any dispute between the Determination Parties as to the remuneration to be offered to the Expert, then such amount shall be determined by the Appointor whose decision shall be final and binding on the Determination Parties.

3.	A person shall not be appointed as the Expert:

(a)	unless he is qualified by education, experience and training to determine the matter in dispute;

(b)	if he has an interest or duty which would materially conflict with his role (including being a director, officer, employee or consultant to a Party or to any Affiliate of a Party); or

(c)	if he is a national of the jurisdiction of the Issuer.

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4.	The following procedures shall apply where an Expert’s determination is sought:

(a)

not later than three (3) Business Days after the Expert has confirmed to the Determination Parties acceptance of his appointment, the Determination Party which referred the matter for a determination by an independent expert (the “Referring Party”) shall supply to the Expert submissions containing reasonable details to support its case. Not later than three (3) Business Days after receipt of the Referring Party’s submission, the other Determination Party shall supply to the Expert submissions containing reasonable details to support its case. Each Determination Party shall promptly provide the Expert with such other information as the Expert may request;

(b)

if any Determination Party fails to provide any submission or information within the required time period, the Expert shall nevertheless be entitled to make his determination on the basis of such information as may be available to him;

(c)

the Expert shall (subject to paragraph (e) below) make his decision as soon as reasonably practicable after receiving data, information and submissions supplied and made to him by the Determination Parties, but in any event shall do so no later than ten (10) Business Days following the deadline for submissions referred to in paragraph (a) above, or five (5) Business Days after receiving the last of the information requested by him if any such additional information is requested (or such longer period as may be agreed by the Determination Parties);

(d)

the Expert shall ignore any data, information or submissions supplied and made after the relevant three (3) Business Day period referred to in paragraph (a) above unless the data, information or submissions are furnished in response to a specific request from him;

(e)	the Expert shall be entitled to obtain such independent professional and/or technical advice as he may reasonably require and to obtain any necessary secretarial assistance as is reasonably necessary;

(f)	the Expert’s determination shall be limited to those matters which are referred to him for determination by the Determination Parties in accordance with the Agreement; and

(g)	the Expert shall consider all reasons and details provided to him and shall give summary written reasons for his decision.

5.	An Expert’s decision rendered in accordance with paragraph 4 shall be final and binding on the Determination Parties save in the case of manifest error or fraud.

6.

All communications between the Determination Parties and the Expert or the Appointor shall be made in writing and a copy thereof provided simultaneously to the other Determination Party. No meeting between the Expert or the Appointor and the Determination Parties or either of them, shall take place unless both Determination Parties have a reasonable opportunity to attend any such meeting.

7.	The Expert shall be deemed not to be an arbitrator but shall render its decision as an expert.

8.

Each Determination Party shall bear the costs of providing all data, information and submissions given by it, and the costs and expenses of all counsel, witnesses and employees retained by it, but (unless the Expert shall make any award of such costs and expenses which award, if made, shall be part of the Expert’s decision) the cost and expenses of the Expert and any independent advisers to the Expert, and any costs of his appointment if it is appointed by the Appointor, shall be borne equally by the Determination Parties. The Facilities Agent shall be fully indemnified by the Bondholders pursuant to Clause 33.37 (Bondholders’ Indemnity to the Facilities Agent) of the Agreement in relation to any costs incurred by it in relation to any determination by an Expert.

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Schedule 13

Form of Transfer Certificate

To:	[●] as “Bondholder Agent”

To:	[●] as “Facilities Agent”

From:	[The Existing Bondholder] (the “Existing Bondholder”) and [The New Bondholder] (the “New Bondholder”)

[Date]

Brassneck Copper and Gold Mine Project: Project Debt Programme Agreement dated [●] 2022 (the “Agreement”)

1.

We refer to the Agreement. This is a Transfer Certificate. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2.	We refer to Clause 37.1 (Assignments and Transfers by the Bondholders) of the Agreement:

(a)

the Existing Bondholder and the New Bondholder agree to the Existing Bondholder assigning and transferring to the New Bondholder by assumption of contract of the Agreement and in accordance with Clause 37.1 (Assignments and Transfers by the Bondholders) of the Agreement, all of the Existing Bondholder’s rights and obligations under the Agreement and the other Finance Documents which relate to that portion of the Existing Bondholder’s Series Subscription Commitment(s) rights and obligations as specified in the Schedule.

(b)	the proposed Transfer Date is [ ].

(c)	the Facility Office and address, email address and attention details for notices of the New Bondholder for the purposes of Clause 41.2 (Addresses) of the Agreement are set out in the Schedule.

3.

[The Existing Bondholder hereby delivers the possession of the relevant Project Bond certificates to the New Bondholder. The Existing Bondholder and the New Bondholder hereby deliver to the Bondholder Agent and the Facilities Agent the Notification of Transfer. The Existing Bondholder and the New Bondholder hereby instruct the Bondholder Agent to register the transfer of the relevant Project Bonds in the Register.][12]

4.

The New Bondholder expressly acknowledges the limitations on the Existing Bondholder’s obligations set out in paragraph (d) of Clause 37.4 (Limitation of Responsibility of Existing Bondholders) of the Agreement.

5.	On the Transfer Date the New Bondholder becomes:

(a)	party to the Finance Documents as Bondholder; and

(b)

(if not already a party in this capacity) a Bondholder for the purpose of (and as defined in) the Intercreditor Agreement and, for the benefit of the Finance Parties, undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a Senior Creditor and agrees to be bound by the Intercreditor Agreement in that capacity.

________________________________________________

12To be included if Project Bonds have already been issued and are to be transferred.

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6.	This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

7.	This Transfer Certificate and any non-contractual obligations arising out of or in connection with it is governed by Greek law.

Note: The execution of this Transfer Certificate may not transfer a proportionate share of the Existing Bondholder’s interest in the Transaction Security in all jurisdictions. It is the responsibility of the New Bondholder to ascertain whether any other documents or other formalities are required to perfect a transfer of such a share in the Existing Bondholder’s Transaction Security in any jurisdiction and, if so, to arrange for execution of those documents and completion of those formalities.

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Schedule 14

Forms of Notifiable Debt Purchase Transaction Notice

Part A

Form of Notice on Entering into Notifiable Debt Purchase Transaction

To:	[●] as Facilities Agent

From:	[The Bondholder]

Dated: _____________

Brassneck Copper and Gold Mine Project – Project Debt Bond Programme Agreement dated [●] 2022 (the “Agreement”)

1.	Terms defined in the Agreement have the same meaning in this notice unless given a different meaning in this notice.

2.	We have entered into a Notifiable Debt Purchase Transaction.

3.	The Notifiable Debt Purchase Transaction referred to in paragraph 1 above relates to the amount of our Series Subscription Commitment(s) as set out below.

Series Subscription Commitment	Amount of our Series Subscription Commitment to which Notifiable Debt Purchase Transaction relates
[Series Subscription Commitment	[insert amount (of that Series Subscription Commitment) to which the relevant Debt Purchase Transaction applies]]
[Bondholder] By:......................................................….

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Part B

Form of Notice on Termination of Notifiable Debt Purchase Transaction / Notifiable Debt

Purchase Transaction ceasing to be with Sponsor Affiliate

To:	[●] as Facilities Agent

From:	[The Bondholder]

Dated: ______________

Brassneck Copper and Gold Mine Project – Project Debt Bond Programme Agreement dated [●] 2022 (the “Agreement”)

1.	Terms defined in the Agreement have the same meaning in this notice unless given a different meaning in this notice.

2.	A Notifiable Debt Purchase Transaction which we entered into and which we notified you of in a notice dated [___] has [terminated]/[ceased to be with a Sponsor Affiliate].

3.	The Notifiable Debt Purchase Transaction referred to in paragraph 1 above relates to the amount of our Series Subscription Commitment(s) as set out below.

Series Subscription Commitment	Amount of our Series Subscription Commitment to which Notifiable Debt Purchase Transaction relates
[Series Subscription Commitment	[insert amount (of that Series Subscription Commitment) to which the relevant Debt Purchase Transaction applies]]
[Bondholder] By:..........................................................

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Schedule 15

Form of Equity Subordinated Loan agreement

BOND LOAN AGREEMENT AND PROGRAMME APPLYING TO THE ISSUE OF

SUBORDINATED UNSECURED BONDS and SUBSCRIPTION AGREEMENT

of

Up to [€ / $]13[●],000,000.00

between

HELLAS GOLD Single Member S.A.

(as Issuer)

[●]

(as the Initial Subordinated Bondholder and Subordinated Bondholder)

_______________________________

13 NOTE TO DRAFT: The terms of this loan agreement may be used for EUR or USD Equity Subordinated Loans and drafting adjustments to be made accordingly for the relevant currency at the relevant time.

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BOND LOAN AGREEMENT AND PROGRAMME APPLYING TO THE ISSUE OF SUBORDINATED UNSECURED BONDS OF UP TO [€ / $][●],000,000.00 and SUBSCRIPTION AGREEMENT

In Athens, on ______________________ by and between:

1)

Hellas Gold Single Member S.A., a company incorporated in Greece, with its registered office at 23A Vassilissis Sofias Avenue, 106 74 Athens, registered with the General Commercial Registry under registration number 005552301000 and having tax ID No. 999642840 (hereinafter referred to as the Issuer).

2)

[●], a company incorporated in [●], with its registered seat at [●], registered with the General Commercial Registry under registration number [●] and having tax ID No. [●] (hereinafter referred to as the Initial Subordinated Bondholder).

Preamble

A.	WHEREAS the Issuer has requested from the Subordinated Bondholder to make available to it subordinated financing for the purpose of financing [●];

B.

WHEREAS for the purpose of this Bond Loan a prior approval by the Issuer’s [General Meeting/Board of Directors] has been granted in accordance with article 59 et seq of the Bond Law 4548/2018 by virtue of a decision dated [●].

NOW THEREFORE, the parties have agreed to enter into and execute this programme, in accordance with the Bond Law (the “Programme”), under which the Issuer shall issue bonds to be governed by the following terms and conditions:

1.	Definitions and Interpretation

1.1.	Definitions

Unless otherwise expressly defined in this Programme, or as the context may otherwise require, capitalised terms defined in the Project Debt Programme have the same meaning when used in this Programme. In addition, in this Programme the following terms shall have the following meanings:

Act of Assignment means an act of assignment in the form set out in a Certificate.

Bond Law means articles 59 to 74 of Law 4548/2018 and article 13 of Law 3156/2003, as from time to time in force.

Bond Loan means this bond loan amounting to [EUR / USD] [●],000,000.00 that is issued pursuant to the Bond Law and the resolution of the [General Meeting/Board of Directors] of the Issuer dated [●] 2022.

Bondholder Agent has the meaning given to it in the Project Debt Programme.

Bonds means [●], as well as any PIK Bonds that may be issued in accordance with Clause 5.3 (Interest).

Business Day means:

(a)	a day (other than Saturday or Sunday) on which banks are open for general business in Greece, The Netherlands and Vancouver, Canada; and

(b)	[in relation to a payment or rate fixing in or other matter relating to Euros, a TARGET Day].

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Certificate means a certificate substantially in the form set out in Schedule A (Form of Bond Certificate) issued pursuant to the terms and conditions of this Programme.

Debt means all and any amounts due to the Subordinated Bondholders by the Issuer under the Programme whether by way of principal, interest, default interest or otherwise.

Default Interest Rate means the percentage rate per annum for the calculation of default interest, being the aggregate of the Interest Rate plus a percentage rate of [●] per cent. ([●]%) per annum.

Enforcement Action means any action of any kind to:

(a)	demand payment, declare prematurely due and payable or otherwise seek to accelerate payment of or place on demand all or any part of any Debt;

(b)	recover all or any part of any Debt (including by exercising any set-off right, save as required by applicable law);

(c)	petition for (or take or support any other step which may lead to) an Insolvency Event in relation to the Issuer; or

(d)	sue, claim or bring proceedings against the Issuer.

EURIBOR means, in relation to any Bond, the applicable Screen Rate as of noon (Athens) on the Quotation Day and for a period equal in length to the Interest Period of that Bond, provided that if that rate is less than zero, EURIBOR shall be deemed to be zero.

Facilities Agent means the “Facilities Agent” as defined in the Project Debt Programme, being NBG as at the date of this Programme.

Hedging Counterparty has the meaning given to it in the Project Debt Programme.

Interest Payment Date means the last day of an Interest Period or any other day on which Interest accrued during an Interest Period becomes due in accordance with Clause 5 (Interest) hereof.

Interest Period means:

(a)	in relation to the Bond Loan, a period of [six (6) months] starting from the first Issue Date; and

(b)	in relation to a sum due and payable but unpaid by the Issuer under this Programme, a period determined in accordance with Clause 5.7 (Interest).

Interest Rate means, in respect of an Interest Period, the 6 (six) month EURIBOR plus the Margin at the beginning of that Interest Period.

Issue Date means, in relation to the issuance of Bonds, including PIK Bonds, the date of the Certificate relating to such issuance.

Issuer Notice means a written notice in the form set out in Schedule C (Form of Issuer Notice), such notice constituting a notification under article 460 of the Greek Civil Code.

Margin means [●] per cent. ([●]%) per annum.

Maturity Date means [●].

New Greek Bankruptcy Code means Greek law 4738/2020 on the settlement of debts and provision of second chance.

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Nominal Amount means the nominal value of each Bond, amounting to one [Euro / USD] ([€ / $]1).

Notice of Prepayment has the meaning given to it in Clause 8.1 (Voluntary Prepayment).

Participating Member States means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to the Economic and Monetary Union.

Payment Grid means, in relation to a Certificate, the payment grid, containing appropriate fields for the notation of payments of Nominal Amount and interest, set out on the reverse of that Certificate.

PIK Bonds shall have the meaning given to it in Clause 5.3 (Interest).

Project Debt Programme means the bond loan agreement to be issued by the Issuer in various Series of Bonds in accordance with the provisions of articles 59-74 of the Company Law and article 14 of the Bond Law in relation to the Project (as defined in the Project Debt Programme).

Quotation Day means the second Business Day before the first day of an Interest Period for a Bond or such other day as the Subordinated Bondholder determines is generally treated as the rate fixing day by market practice in the Relevant Interbank Market.

Relevant Interbank Market means the European interbank market.

Screen Rate means the Euro interbank offered rate administered by the European Money Markets Institute (or any other person which takes over the administration of that rate) for the relevant period displayed on page EURIBOR01 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters. If the agreed page is replaced or service ceases to be available, the Subordinated Bondholder may specify another page or service displaying the appropriate rate after consultation with the Issuer.

Senior Creditors means [●].

Senior Discharge Date means the date on which all amounts which may be or become payable by the Issuer under or in connection with the Senior Finance Documents have been irrevocably and unconditionally discharged in full.

Senior Finance Documents means the “Finance Documents” as defined in the Project Debt Programme.

Senior Finance Documents Subordinated Bondholders means the Subordinated Bondholders holding bonds issued under the Senior Finance Documents.

Shareholder Support Agreement means the Greek law governed shareholder support agreement dated [●] between, among others, the Issuer and Eldorado Gold (Hellas) B.V. as the Initial Shareholder.

Subordinated Bond Transaction Documents has the meaning given to it in Clause 11.1(b) (Issuer’s Representations).

Subordinated Bondholder(s) means the registered holder(s) from time to time of the Subordinated Bonds including the Initial Subordinated Bondholder.

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Subscription Amount shall have the meaning given to it in Clause 3.4 (Subscription).

Subscription Notice means the subscription notice made by the Issuer to the Subordinated Bondholder to subscribe for Subordinated Bonds substantially in the form of Schedule B (Form of Subscription Notice).

Subscription Period means the period starting from the date hereof and ending on the Maturity Date (as defined in the Project Debt Programme) terminated in accordance with clause [15.1] (Termination of Agreement) thereof.

TARGET Day means any day on which TARGET2 is open for settlement of payments in Euro.

TARGET2 means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007.

1.2.	Interpretation

in this Programme, unless where the context otherwise requires:

(i)	clause and schedule headings are for ease of reference only;

(ii)	use of the singular includes the plural and vice versa;

(iii)	an Event of Default is “continuing” if it has not been remedied or waived;

(iv)	a provision of law is a reference to that provision as amended or re-enacted;

(v)	a Clause, a sub-Clause or a Schedule is a reference to a clause, sub-clause or a schedule to, this Programme;

(vi)	a document or agreement is a reference to that document or agreement as amended (however fundamental), novated, supplemented, extended or restated from time to time; and

(vii)	a time of day is a reference to Athens time; and

(viii)	€, EUR and Euro denote the single currency of the Participating Member States.

1.3.	The Schedules of this Programme form an integral part hereof.

2.	The Bond Loan

2.1.

By virtue of the decision of the [General Meeting/Board of Directors] of the Issuer dated [●], the Issuer has approved the terms and conditions of this Programme in accordance with articles 59 et seq. of the Bond Law.

2.2.

The Bond Loan is divided into [●],000,000.00 Subordinated Bonds, or such additional Subordinated Bonds that may be issued in accordance with Clause 5.3 (Interest). The Subordinated Bonds will be issued and incorporated in one or several Certificates. Each Certificate shall comprise one or more Subordinated Bonds. The Certificates are without talons or coupons and each Certificate contains a Payment Grid.

2.3.

A Subordinated Bondholder may request the Issuer in writing to replace one or more Certificates comprising Subordinated Bonds with one or more Certificates comprising Subordinated Bonds of the same aggregate Nominal Amount.

2.4.	The Subordinated Bonds will be offered to the Initial Subordinated Bondholder through a private placement.

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3.	Subscription

3.1.

Under the terms and conditions of this Programme or, to extent the Issuer has delivered a Contribution Demand under clause 4 (Contribution Demands) of the Shareholder Support Agreement, the Initial Subordinated Bondholder agrees and undertakes to subscribe for Subordinated Bonds issued by the Issuer for the maximum total amount of [Euro / USD] [●] ([€ / $][●],000,000.00).

3.2.	The Bond Loan shall be subscribed by the Initial Subordinated Bondholder at any time and amount during the Subscription Period.

3.3.

The obligation of the Initial Subordinated Bondholder to subscribe to Bonds during the Subscription Period shall be subject and conditional to the delivery of a duly filled-in Subscription Notice by the Issuer.

3.4.	Upon delivery to the Initial Subordinated Bondholder of a duly filled-in Subscription Notice by the Issuer:

(a)

the Issuer shall issue Subordinated Bonds to the Initial Subordinated Bondholder in the aggregate Nominal Amount, without premium or discount, to be subscribed for by the Initial Subordinated Bondholder; and

(b)	the Initial Subordinated Bondholder shall subscribe for the aggregate Nominal Amount of Bonds as described in the Subscription Notice (the Subscription Amount).

3.5.	The Subscription Amount shall be paid directly to bank account of the Issuer provided in the Subscription Notice.

3.6.

The subscription and issuance of the Subordinated Bonds shall be evidenced through the delivery by the Issuer of one or more Certificates. For the avoidance of doubt, upon delivery of the Certificates to the Initial Subordinated Bondholder in accordance with this Clause 3.6 against payment by each Subordinated Bondholder of the issue price to the Issuer in respect of the Subordinated Bonds subscribed by the Initial Subordinated Bondholder, the beneficial and legal title to such Bonds shall automatically vest in the Initial Subordinated Bondholder.

4.	The Subordinated Bonds

4.1.

The Subordinated Bonds are registered negotiable instruments issued in physical form, incorporate the rights of the Subordinated Bondholders which are subordinated to the Senior Creditors and the terms of this Programme and shall be represented and evidenced by the Certificates, which shall:

(a)	be delivered to the Initial Subordinated Bondholder;

(b)	be issued in accordance with this Programme and

(c)

incorporate by reference, in accordance with the provisions of article 59 of the Bond Law, the terms and conditions of this Programme which shall be applicable to each of the Subordinated Bonds, as the case may be, as if set out in full therein.

4.2.	The Subordinated Bonds following a repayment will be automatically cancelled and may not be re-offered.

4.3.	The issue price will be at the Nominal Amount and subscription will be at par.

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5.	Interest

5.1.

Subject to Clause 9 (Payments) and 10 (Ranking and Subordination), on the last business day of each Interest Period, the Issuer will pay interest to the Subordinated Bondholders on the unpaid Nominal Amount of the Subordinated Bonds, at the Interest Rate. Interest on the Subordinated Bonds shall accrue from the respective Issue Date until repayment in full on the basis of actual days elapsed and a year of three hundred and sixty (360) days.

5.2.

Interest on the Subordinated Bonds shall be calculated in arrears and shall be payable in respect of each Interest Period on the relevant Interest Payment Date, provided that the Distribution Conditions (as defined in the the Project Debt Programme) are met. The Subordinated Bondholder shall notify the Issuer in writing of the Interest amount which is due and payable three (3) Business Days before each Interest Payment Date, provided that the Distribution Conditions are met. For the avoidance of doubt, Interest shall accrue but shall not become due and payable on any Interest Payment Date that the Distribution Conditions have not been met.

5.3.

Two (2) Business Days before each Interest Payment Date, the Issuer shall have the right to notify the Subordinated Bondholder that payment of interest on that Interest Payment Date will be in kind and not in cash by issuing and delivering to the Subordinated Bondholder of new Subordinated Bonds, under the present Programme and on the same terms as the Subordinated Bonds then outstanding in lieu of cash, such new Subordinated Bonds, hereinafter the “PIK Bonds”. The Nominal Value of the PIK Bonds shall be equal to the aggregate amount of interest that will be due on such Interest Payment Date.

5.4.

An Interest Period with respect to a Subordinated Bond shall not extend beyond the Maturity Date of such Bond. If an Interest Period would otherwise overrun the Maturity Date of the respective Bonds, it will be shortened so that it ends on the Maturity Date of the respective Bonds.

5.5.	If the last day of an Interest Period falls on a day which is not a Business Day, the last day of that Interest Period shall be deemed to be:

5.5.1.	(if such last day falls within the same calendar month) the next Business Day; or

5.5.2.	(if such last day falls within the next calendar month) the immediately preceding Business Day.

5.6.

Any charges contribution and any special taxes in relation to interest, which might be levied in the future and whether as a result of a retroactive decision by the competent authority or otherwise, shall be borne by the Issuer. The Initial Subordinated Bondholder and any Subordinated Bondholder shall provide the Issuer with all documents and information reasonably requested by the Issuer in accordance with Clause 13 (Notices) in order for the Issuer to apply vis-à-vis the competent tax authorities any withholding tax exemptions available under applicable law.

5.7.

Default Interest shall accrue on any overdue and payable amount without the need of notification on the overdue amount on the due date. Default interest shall be calculated at the Default Interest Rate from the due date until the date of actual payment, (both, before and after the termination of the Bond Loan and before and after any judgment with regard to the termination of the Bond Loan). Interest that has become due and remains unpaid, including if it is unpaid in accordance with Clauses 9 (Payments) and 10 (Ranking and Subordination) below, shall be compounded to the full extent permitted by law at the relevant time, currently every semester.

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6.	Subordinated Bondholders – Subordinated Bondholders registry

6.1.	The Subordinated Bonds shall be issued in registered form. The person whose name is stated on a Certificate will be recognised by the Issuer as the sole owner and beneficiary of the Certificate.

6.2.	The transfer of the Subordinated Bonds can be effected by means of:

6.2.1.	the execution by the transferor of an Act of Assignment; and

6.2.2.	the delivery by the transferee to the Issuer of an Issuer Notice.

6.3.

Upon receipt by the Issuer of an Issuer Notice, the transfer and assignment of the relevant Subordinated Bonds shall become legally binding on the Issuer and the Issuer shall perform any necessary entries to give effect to such transfer and assignment in the Subordinated Bondholders’ registry without delay.

6.4.	Prior to receipt of an Issuer Notice and the registration of the new Subordinated Bondholder in the Subordinated Bondholders’ registry, a transfer shall not bind the Issuer or the Senior Creditors.

6.5.

By executing an Act of Assignment and (if required) any other ancillary document, the new Subordinated Bondholder is deemed to confirm to the Issuer that it is bound by the terms of this Programme as a Subordinated Bondholder. The rights arising from the Subordinated Bonds cannot be transferred separately from the Subordinated Bonds.

6.6.

The Issuer shall keep and maintain a Subordinated Bondholders’ registry. The Subordinated Bondholders’ registry shall be maintained electronically, and its content shall be at the disposal of the Subordinated Bondholders by means of the Issuer issuing signed certificates evidencing its content.

6.7.	The Issuer will issue a new Certificate in replacement of an old one:
6.7.1.	due to wear;

6.7.2.	due to a transfer of the Subordinated Bonds to which that Certificate relates; or

6.7.3.

following a written request from a Subordinated Bondholder to the Issuer, provided that a Subordinated Bondholder which is an assignee or transferee of the rights of a previous Subordinated Bondholder shall submit to the Issuer a copy of the relevant Act of Assignment evidencing the legitimacy of the assignment and transfer together with such written request.

7.	Repayment

Subject to Clause 9 (Payments) and the Issuer’s rights under Clause 8 (Voluntary Prepayment), the Issuer shall repay the Nominal Amount of the Subordinated Bonds (or the Nominal Amount of the Subordinated Bonds outstanding at the time) in full on the Maturity Date.

8.	Voluntary Prepayment

8.1.

Subject to Clause 9 (Payments) and only to the extent permitted under the Senior Finance Documents, the Issuer may prepay part or all of the outstanding amount of the Subordinated Bonds at any time by giving not less than five (5) Business Days’ prior written notice to the Subordinated Bondholders (with a copy of such notice to the Facilities Agent) (a Notice of Prepayment) in accordance with the terms and conditions of this Clause 8 (Voluntary Prepayment) and the Senior Finance Documents.

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8.2.	The Issuer may not deliver a Notice of Prepayment without the prior approval of the Facilities Agent.

8.3.	Each Notice of Prepayment shall specify the date or dates upon which the relevant prepayment is to be made, the source of funds and the amount of that prepayment.

8.4.

Any prepayment shall be for an integral multiple of one thousand [Euros] ([€ / $]1,000.00) and shall be applied pro rata against theoutstanding Subordinated Bonds at that time and shall be made together with accrued interest on the amount prepaid but without premium or other costs.

9.	Payments

9.1.

All payments owed to the Subordinated Bondholders under this Programme (including, without limitation, prepayments, capital payments and interest payments) are subject to the restrictions and/or limitations applicable to payments and distributions pursuant to the Senior Finance Documents, including the restrictions and limitations set out herein under Clause 10 (Ranking and Subordination).

9.2.

All payments to be made to the Subordinated Bondholders under this Programme (including prepayments, Nominal Amount payments and interest payments) shall be made by means of presentation at the Issuer’s offices of the respective Certificate for endorsement of the payment in the appropriate field in the Payment Grid.

9.3.	In case of repayment or prepayment of a Subordinated Bond in full, the Issuer will endorse the relevant Certificate as cancelled.

9.4.	In case of partial repayment or prepayment of a Subordinated Bond (for any reason) the Issuer will annotate the partial repayment or prepayment on the body of the respective document.

9.5.

Subject to Clause 5.5 (Interest), payments made by the Issuer to the Subordinated Bondholders shall be effected on the same day (if the date of payment is a Business Day) or on the next Business Day (if the date of payment is not a Business Day).

10.	Ranking and Subordination

10.1.

All payment obligations of the Issuer under the Subordinated Bonds and any claims the Subordinated Bondholders have against the Issuer shall be fully (and only) subordinated in priority and ranking of payment to the obligations of the Issuer towards the Senior Creditors pursuant to the terms and conditions of the Senior Finance Documents and shall only become due and payable subject to the restrictions and limitations set out in the Senior Finance Documents.

10.2.	The Subordinated Bondholders agree to be and remain subordinated creditors to the Senior Creditors until the lapse of the Senior Discharge Date.

10.3.

Until the Senior Discharge Date, each Subordinated Bondholder, as a subordinated creditor, undertakes to the Senior Creditors that it shall not take any Enforcement Action against the Issuer and/or any asset of the Issuer and shall not file any petition for the commencement of insolvency proceedings against the Issuer except with the prior written consent of the Senior Creditors.

10.4.

Τhe claims of the Subordinated Bondholder are to be satisfied subject to the condition that the claims of the Senior Creditors have first been satisfied and the Subordinated Bondholder agrees and accepts that, save with the prior written consent of all Senior Creditors, any claim it may have against the Issuer shall be classified as a conditional obligation of the Issuer (τυχαία κατάταξη) if announced in the context of enforcement proceedings, unless such Subordinated Bondholder needs to initiate any action in order to safeguard its claims against a potential statutory limitation and/or elimination, subject to sub-Clause 10.9 below.

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10.5.	Any claims finally classified and collected by the Subordinated Bondholder shall be subject to the obligations of the Subordinated Bondholder set out in Clause 5 (Interest).

10.6.	Until the Senior Discharge Date:

(a)

the Subordinated Bondholder shall not demand or receive, including by way of set-off, and the Issuer shall not be obliged to and shall not make or accept to make, any payment, repayment or prepayment of any principal, interest or other amount on or in respect of, or any distribution in respect of, or any redemption or purchase of, the Debt in cash or in kind, without prejudice to sub-Clause 10.14;

(b)	the Subordinated Bondholder shall not apply any money or property in or towards discharge of, and the Issuer shall not redeem or purchase, any Debt;

(c)	the Subordinated Bondholder shall not permit to subsist or receive, and the Issuer shall not create or permit to subsist, any security, or any guarantee, for, or in respect of, the Debt;

(d)	the Subordinated Bondholder shall not claim or agree to rank as a creditor in the insolvency, winding-up, bankruptcy or liquidation of Issuer; and

(e)

neither the Subordinated Bondholder nor the Issuer shall take or omit to take any action whereby the ranking and/or subordination contemplated by this Programme could reasonably be expected to be impaired.

10.7.

Until the Senior Discharge Date, if a Subordinated Bondholder receives or recovers including recovery as a result of enforcement or insolvency proceedings, any payments in redemption of the Debt, that Subordinated Bondholder shall:

(a)	within three (3) Business Days of the receipt or recovery, notify details of that receipt or recovery to the Senior Creditors;

(b)

hold any such recovery received by it, up to the aggregate of all amounts which may be or become payable on behalf of Senior Creditors, segregated from the rest of the assets of such Subordinated Bondholder, for application in accordance with the applicable provisions of the Senior Finance Documents; and

(c)

pay an amount equal to any such recovery (or, where the receipt or recovery is by way of discharge by set-off, an equivalent amount), up to the aggregate of all amounts which may be or become payable under the Senior Finance Documents to the Bondholder for application in accordance with the applicable provisions of the Senior Finance Documents.

10.8.

The subordination provisions in this Programme shall remain in full force and effect by way of continuing subordination until the Senior Discharge Date and shall not be affected in any way by any intermediate payment or discharge in whole or in part of any Debt.

10.9.

Until the Senior Discharge Date the Subordinated Bondholder will not exercise any rights which it may have by reason of performance by it of its obligations under this Programme to be indemnified by the Issuer, unless its claims are to be extinguished by way of statutory limitations applying, in which case any such action will be notified to the Senior Creditors and any proceeds collected shall be immediately payable to the Senior Creditors.

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10.10.

Notwithstanding any term of this Programme postponing, subordinating or preventing the payment of all or any part of the Debt, the relevant Debt shall be deemed to remain owing or due and payable (and interest, default interest or indemnity payments shall continue to accrue) in accordance with the terms of this Programme.

10.11.

This Clause 10 shall continue to apply until the Senior Discharge Date and constitutes a genuine contract in favour (only) of each of the Senior Creditors (γνήσια σύμβαση υπέρ τρίτου) pursuant to article 414 et seq. of the Greek Civil Code.

10.12.

The Issuer shall have no obligation to make a payment in cash or by way of set-off, without prejudice to sub-Clause 10.14, or to do anything which violates the provisions of the Senior Finance Documents, or is, in its opinion, to the detriment of the Senior Creditors.

10.13.

Without prejudice to the above ranking and subordination of this Clause 10 of the Programme to the Senior Claims, the parties acknowledge each Bond is being issued on an arm’s-length basis and shall under no circumstances constitute or be deemed to qualify as equity capital contribution of any kind whatsoever (εταιρική εισφορά) or be subject to any further subordination vis-à-vis other creditors of the Issuer.

10.14.

Nothing in this Programme shall limit the options or rights of any Subordinated Bondholder at any time to receive shares of the Issuer in exchange for any portion of the Debt outstanding at that time in accordance with applicable law (including, for the avoidance of doubt, the subscription of newly issued shares by setting off any amounts of Debt pursuant to article 20 of Law 4548/2018 or any other form of contribution in kind in accordance with applicable rules).

11.	Issuer’s Representations

11.1.	The Issuer makes to the Subordinated Bondholders the representations and warranties set out in this Clause 11.1:

(a)

Legal Status: It (i) is a Greek limited liability company (société anonyme) duly incorporated, validly existing and in good standing under the laws of Greece; and (ii) has the requisite corporate power to carry on its business as it is being conducted.

(b)

Powers and authority: It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into and performance and delivery of, this Programme and any other document relevant to the Bond Loan to which it is a party or will be when it becomes a party (each a “Subordinated Bond Transaction Document” and together, the “Subordinated Bond Transaction Documents”).

(c)	Binding obligations: The obligations expressed to be assumed by it in the Subordinated Bond Transaction Documents to which it is a party are legal, valid, binding and enforceable obligations.

11.2.

The representations set out in this Clause 11 are made by the Issuer on the date of this Programme and are deemed to be repeated by the Issuer on the first day of each Interest Period, taking into account the circumstances existing at the time of repetition.

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12.	Events of Default

12.1.	Each one of the following events or situations constitutes an Event of Default:

(a)	Non-Payment: The Issuer does not pay:

(i)	the Nominal Amount of the Subordinated Bonds on the Maturity Date, and/or

(ii)

any due and payable Interest Amount on any Interest Payment Date on which the Distribution Conditions have been met, unless the payment of the above Interest Amount is not permitted pursuant to Clause 10 (Ranking and Subordination) hereof, unless its failure to pay is caused by an administrative or technical error and payment is made within three (3) Business Days of its due date.

(b)

Insolvency: The Issuer (i) is declared to be insolvent or submitted to any of the insolvency or pre-insolvency proceedings of the New Greek Bankruptcy Code or to any other analogous procedure in relation to such proceedings; (ii) a meeting of its shareholders, directors or other officers is convened for the purpose of considering any resolution for, to file a petition for or to file documents with a court or any registrar for its submission to pre insolvency proceedings of the New Greek Bankruptcy Code, insolvency, winding-up, administration, re-organisation, liquidation, dissolution or any analogous procedure under the New Greek Bankruptcy Code or any such resolution is passed.

(c)

Misrepresentation: Any representation or statement made or deemed to be made by the Issuer under or in connection with any Subordinated Bond Transaction Document is or proves to have been incorrect or misleading in any material respect when made or repeated or deemed to be made or repeated.

(d)

Unlawfulness and invalidity: It is or becomes unlawful for the Issuer to perform any of its obligations under the Subordinated Bond Transaction Documents or any obligation assumed by the Issuer in a Subordinated Bond Transaction Document ceases to be legal, valid, binding and enforceable.

12.2.

If an Event of Default occurs and is continuing, a Subordinated Bondholder may declare that all or part of the Subordinated Bonds held by this Subordinated Bondholder and any other amounts owed to it under the Programme (including any interest accrued until that day) are immediately due and payable. Any amount due to the Subordinated Bondholders is a subordinated debt in accordance with Clause 10 (Ranking and Subordination) and the Subordinated Bondholders will not be entitled to seek payment or enforce against the Issuer in a manner which is not in accordance with Clause 10 (Ranking and Subordination).

13.	Notices

Where in this Programme it is provided that a communication or a notification of an event is to be made the notifying party may send to the recipient of such notification at its respective address a letter by regular mail with a copy by email as follows:

To the Issuer:

Address: [●]

Attention: [●]

Email: [●]

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To the Initial Subordinated Bondholder: Address: [●] Attention: [●] Email: [●]

14.	Taxes

14.1.

The Issuer will bear all taxes, stamp duties, or other levy or fee, costs (including reasonable legal fees of each Subordinated Bondholder), that is or will become due in connection with the execution and performance of the Bond Loan, the issuance, funding or repayment of the Bond Loan and interest thereon as well as with the performance of any other transaction related to the Bond Loan, but excluding any income tax of the Subordinated Bondholders in their jurisdiction of residence or any tax in relation to the transfer of bonds by the Subordinated Bondholder.

14.2.

The Issuer shall make all payments under the Bond Loan and the Subordinated Bond Transaction Documents without any deduction or withholding for or on account of tax, unless a tax deduction is required by law to be made by the Issuer or a Subordinated Bondholder.

14.3.

If the Issuer or a Subordinated Bondholder is aware that the Issuer must make a tax deduction (or that there is a change in the rate or the basis of a tax deduction), it must promptly notify the Subordinated Bondholder or the Issuer as the case might be.

14.4.	If a tax deduction is required by law to be made by the Issuer:

(a)

the amount of the payment due from the Issuer will be increased to an amount which (after making the tax deduction) leaves an amount equal to the payment which would have been due if no tax deduction had been required; and

(b)	the Issuer must make the minimum tax deduction allowed by law and must make any payment required in connection with that tax deduction within the time allowed by law.

14.5.

Within ten (10) days of making either a tax deduction or a payment required in connection with a tax deduction, the Issuer must deliver to the relevant Subordinated Bondholder a certificate (together with a certified copy of the relevant receipt) according to the standards of the relevant tax authority that the tax deduction has been made or (as applicable) the appropriate payment has been paid to the relevant taxing authority.

15.	Severability – Interpretation

15.1.	If a term of this Programme is or becomes illegal, invalid or unenforceable in any jurisdiction, that will not affect the legality, validity or enforceability of any other term in that jurisdiction.

15.2.

In particular but without prejudice to the generality of the foregoing, if a Subordinated Bond is deemed not to be a bond (omologia) in accordance with the Bond Law or any other applicable law, it will still be as a debt liability (axiografo) of the Issuer under the same terms and conditions as a Subordinated Bond.

15.3.

Under no circumstances an omission or delay of a Subordinated Bondholder to exercise its legal or contractual rights under or in connection with the Subordinated Bonds may be interpreted as a waiver of these rights.

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16.	Amendments

The provisions of this Programme may be amended, supplemented or waived only upon written agreement between the Issuer and the Subordinated Bondholders and the written consent by the Senior Creditors in accordance with the terms of the relevant Senior Finance Documents.

17.	Assignment

Without the Subordinated Bondholders’ prior written consent, the Issuer may not assign or transfer any of its rights and obligations in connection with this Bond Loan Agreement, with the exception to any transfer of Subordinated Bonds by the Original Subordinated Bondholder to any of the Issuer’s affiliates and any assignment by way of security in favour of the Bondholder Agent in accordance with the terms of the Project Debt Programme. The same exception applies to any subsequent transfer of Subordinated Bonds by the Subordinated Bondholders to any of their affiliates.

18.	Jurisdiction – Governing Law

18.1.	This Programme is governed by the laws of Greece (including, without limitation, the Bond Law).

18.2.	The courts of Athens shall have jurisdiction to settle any dispute arising from or in connection with this Programme.

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Schedule A- Form of Bond Certificate

Hellas Gold Single Member SA is a company incorporated in Greece, with its registered office at 23A Vassilissis Sofias Avenue, 106 74 Athens, Greece, registered with the General Commercial Registry under registration number 005552301000 and having tax ID No. 999642840

CERTIFICATE FOR [•] BONDS

Certificate Serial No.: [●]	Nominal amount of each Bond: [€ / $]1.00
Serial No. of Bonds: [●] to [●]	Nominal amount of all Bonds comprised in this Certificate: [€ / $][●]
Issue Date: [●]	Interest Rate: [●]
Maturity Date: [●]

The Subordinated Bonds

This Certificate comprises one or more Bonds (the Subordinated Bonds) issued by the company under the corporate name Hellas Gold Single Member S.A. (the Issuer) pursuant to a decision of [●] of the Issuer dated [●] for the issue of a Subordinated Bond loan up to the maximum amount of [●] [Euros] ([€ / $] [●],000,000.00) (the Bond Loan) and subscribed by [●], a company incorporated in [●], with its registered seat at [●] registered with [●] under registration number [●] and having tax ID No. [●] (the Initial Subordinated Bondholder). The Subordinated Bonds are registered in the name of the Initial Subordinated Bondholder and are issued in an aggregate principal amount of [€/ $] [⦁].

Programme

The Subordinated Bonds comprised in this Certificate incorporate the rights of the Subordinated Bondholder under Law 4548/2018 of the Hellenic Republic on the reformation of the company law (as in force from time to time) (the Greek Company Law) and under the terms and conditions of the Programme and Subscription Agreement dated [●], entered into between the Issuer and [●] as the Initial Subordinated Bondholder which constitutes the Programme (the Programme) (Πρόγραμμα) of the Bond Loan and which is incorporated into and forms an integral part of the Subordinated Bonds comprised in this Certificate.

Terms defined in the Programme have the same meaning in this Bond Certificate unless given a different meaning hereunder.

Promise to pay

Subject as provided in this Certificate and the Programme, the Issuer promises to pay to the Initial Subordinated Bondholder the principal amount of the Subordinated Bonds comprised in this Certificate on such date(s) as the same may become payable in accordance with the Programme and to pay interest on [each Interest Period and/or on the Maturity Date] (as defined in the Programme) as determined in accordance with the Programme together with such other amounts (if any) as may be payable, all subject to and in accordance with the Programme.

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Payments

Until the entire principal amount of the Subordinated Bonds comprised in this Certificate have been repaid, the holder of the Subordinated Bonds comprised in this Certificate shall in all respects be entitled to the benefit of, and be bound by, the provisions of the Programme. Upon any payment of principal, the principal amount of the Subordinated Bonds comprised in this Certificate shall be reduced for all purposes by the principal amount so paid. All payments of any amounts payable and paid to the registered holder of the Subordinated Bonds comprised in this Certificate shall be valid and, to the extent of the sums so paid, effective to satisfy and discharge the liability for the moneys payable hereon if made in accordance with the Programme.

Transfers

The Subordinated Bonds comprised in this Certificate are registered and can be transferred only with the execution of the Act of Assignment referred to on the reverse side of this Certificate and by delivery to the Issuer of an Issuer Notice, such notice constituting a notification under article 460 of the Greek Civil Code.

IN WITNESS whereof the Issuer has caused this Certificate comprising the Subordinated Bonds stated herein to be signed manually by the authorized representatives of the Issuer.

Issued in Athens on ____

For the Issuer

______________________

For the Initial Subordinated Bondholder

______________________

Payments Grid

This grid sets out the payments of principal and interest made in respect of this Certificate Serial No. [●], comprising Serial No. of Bonds [●] to [●], corresponding to [●] Bonds.

Date	Nominal Amount Paid	Interest Paid	Outstanding Nominal Amount

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(reverse of Bond)

Act of Assignment

In consideration of an amount of [€ / $][•], the receipt and adequacy of which is hereby confirmed, as transferor (the Transferor) and registered holder of the Subordinated Bonds comprised in this Certificate transfers the Subordinated Bonds today to (the Transferee) in accordance with the provisions of the Programme, of which the Transferee has full knowledge and has received a copy of, and without any obligation or liability of the Transferor to the Transferee for the legality, validity, enforceability or adequacy of the Subordinated Bonds comprised in this Certificate or any other document which has been issued in connection with the Subordinated Bonds comprised in this Certificate or for the creditworthiness or more generally the financial condition of the Issuer and its related entities or the Issuer’s ability to repay this Bond.

In witness hereof, this transfer has been signed today in	Date:
For the Transferor ___________________________ ___________________________	For the Transferee ___________________________ ____________

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Schedule B – Form of Subscription Notice

From:	Hellas Gold SMSA as Issuer

To:	[●], as Initial Subordinated Bondholder

Date:	[●]

Up to EUR [●],000,000 Bond Loan Programme and Subscription Agreement dated [●], 2022 (the Programme)

1.	We refer to the Programme. This is a Subscription Notice. Terms defined in the Programme have the same meaning in this Subscription Notice, unless given a different meaning in the Subscription Notice

2.	We request that the Initial Subordinated Bondholder subscribe for Bonds as follows:

(a)	Issue Date: [ ].

(b)	Amount/EUR: [ ].

3.	Our payment instructions are: [ ].

4.	We confirm that each condition precedent under the Programme which must be satisfied on the date of this Subscription Notice is so satisfied.

5.	This Subscription Notice is irrevocable.

By:

[•]

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Schedule C – Form of Issuer Notice

From:	[Transferee]

To:	Hellas Gold SMSA, as Issuer

Date:	[•]

Up to EUR [●],000,000 Bond Loan Programme and Subscription Agreement [●] dated 2022 (the Programme)

1.	We refer to the Programme. This is an Issuer Notice. Terms defined in the Programme have the same meaning in this Issuer Notice, unless given a different meaning in the Issuer Notice

2.

We hereby notify you pursuant to clause 6.2 (Subordinated Bondholders – Subordinated Bondholders registry) of the Programme that on [DATE] and by means of execution of an Act of Assignment we acquired from [Transferor] the below Bonds (the Transferred Bonds):

Certificate Serial No.: [●]	Nominal amount of each Bond: [€ / $]1.00
Serial No. of Bonds: [●] to [●]	Nominal amount of all Bonds comprised in this Certificate: [€ / $ ][●]
Issue Date: [●]	Maturity Date: [●]

3.

Following the receipt of this Issuer Notice, the transfer and assignment of the Transferred Bonds shall become legally binding on the Issuer and the Issuer shall perform any necessary entries in the Subordinated Bondholders’ registry without delay.

By:

[•]

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SIGNATURE PAGES

For the Issuer	For the Initial Subordinated Bondholder

___________________________	___________________________
Name:	Name:

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Schedule 16

Contracting Strategy

1. The contracting strategy for the development, design, construction, operation and maintenance of the Project and the Project Assets shall have the objective of completing the Project and achieving Project Completion using Good Industry Practice by the Longstop Date and in accordance with the Project Debt Programme, the Budgets, the Development Plan, the Life of Mine Plan and the Investment Agreement.

2. All contracts for the development, design, construction, operation and maintenance of the Project shall be entered into by the Issuer. However, the process of negotiating and overseeing such contracts will primarily be managed by the EPCM Contractor on behalf of the Issuer pursuant to the terms of the relevant EPCM Contract and the relevant EPCM Contractor shall be responsible to the Issuer during construction of the Project for:

(a) overall Project control, inclusive of cost and schedule;

(b) on-site health, safety and environment (HSE) matters relating to processing, infrastructure and integrated waste facilities aspects of the Project;

(c) engineering relating to processing and infrastructure aspects of the Project;

(d) construction management relating to processing, infrastructure and integrated waste facilities aspects of the Project;

(e) commissioning relating to processing, infrastructure and integrated waste facilities aspects of the Project;

(f) procurement relating to processing, infrastructure and integrated waste facilities aspects of the Project; and

(g) project control and reporting relating to processing, infrastructure, integrated waste facilities, aspects of the Open-Pit Mine and the Underground Mine.

3. The Issuer shall be responsible for, and manage all other scope not covered above and required to construct and deliver the Project including, without limitation, the on-site HSE, construction management, commissioning and procurement relating to the Open-Pit Mine and the Underground Mine.

4. All contracts entered into by the Issuer in connection with the development, design, construction, operation and maintenance of the Project shall satisfy the following principles:

(a) using Good Industry Practice to achieve the most beneficial terms, taken as a whole, that the Issuer (and, where applicable, the relevant EPCM Contractor) reasonably considers available to the Issuer at the time. Factors considered as part of the most beneficial terms include, without limitation:

(i) HSE;

(ii) technical capability;

(iii) pricing;

(iv) timeliness;

(v) quality;

(vi) accountability;

(vii) reputation;

(viii) track-record and experience;

(ix) diversification of suppliers;

(x) economies of scale;

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(xi) creditworthiness;

(xii) limiting liabilities assumed by the Issuer; and

(xiii) technology;

(b) requirements for compliance with the Issuer’s policies (https://www.hellas-gold.com/ellinikos-xrysos/company-policies/#en), to the extent applicable;

(c) delivering efficient and appropriate goods and services for the Project;

(d) consistency with the relevant Budget for the Project;

(e) consistency with the scope, design, technical and operational requirements of the Project;

(f) compliance with all applicable laws;

(g) consistency with industry practices; and

(h) achieving the objectives of the Project.

5. In addition to the above, the Issuer shall ensure that each Material Construction Contract:

(a) is compliant with the controls and systems to be implemented pursuant to the relevant EPCM Contract (where within the relevant EPCM Contractor’s scope of management and responsibility) and internal controls and systems of the Issuer;

(b) is in substantially the form of the Material Construction Contract Template, provided that the Issuer may agree to amend any Material Construction Contract Template if such amendments (i) are not material; (ii) do not adversely affect the interests of the Bondholders; and (iii) do not deviate from the other requirements of the Contracting Strategy;

(c) is assigned and secured to the Bondholders without any further approvals or consents from the counterparty;

(d) the governing law of such Material Construction Contract is either Greek law or English law; and

(e) if a Material Construction Contract Direct Agreement is required under the terms of the Project Debt Programme in respect of that Material Construction Contract, then such Material Construction Contract expressly requires the counterparty to enter into a direct agreement with the Bondholder Agent.

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Schedule 17

Form of Payment Instruction

Part A

Form of Account Bank Payment Instruction

[....]

For the attention of: Account Bank Team Fax: [....]

Email: [....]

[Date]

Brassneck Copper and Gold Mine Project: Project Debt Programme Agreement dated [●] 2022 (the “Agreement”)

We refer to the Agreement. Words and expressions used in this Payment Instruction shall have the same meanings as set out in the Agreement.

This Payment Instruction is being provided to you in accordance with clause [●] (Withdrawals from Issuer Accounts) of the Agreement. [You are instructed to pay] the following amount[s] [of [Insurance Proceeds] [proceeds of Permitted Disposals] [Compensation Proceeds]] from the Issuer Account[s] specified below to:

[[*] Account [●]

(a)	[Correspondent Bank]

[SWIFT Code]/[ABA number (if dollars)]

(b)	[Beneficiary Bank]

[SWIFT Code/[Sort Code/(if sterling)]]

(c)	[Account Name]

(d)	[Account Number]

(e)	[Ref.]

Amount: [in words]

Currency: [●]]

N.B. Instructions to be received by the Account Bank by the Specified Time [two (2) Business Days] prior to the value date of the intended payment.

[We set out below the information set out in Clause 12.9(j) (Instructions of the Account Bank) and attach hereto the details required to verify such calculations.]14.

[We set out below the information set out in Clause 12.9(k) (Instructions of the Account Bank) and attach hereto the details required to verify such calculations]15.

_______________________________

14 Note: To be included prior to Project Completion for amounts requested to be transferred from the Project Proceeds Account to the Project Construction / Operating Account towards Pre-Completion Project Costs (other than Pre-Completion Financing Costs) pursuant to Clause 13.2(b)(ii)(B) (Withdrawals from the Project Proceeds Account) of the Agreement.

15 Note: To be included on and following Project Completion for amounts requested to be transferred from the Project Proceeds Account to the Project Construction / Operating Account towards Post-Completion Operating Cost pursuant to Clause 13.2(b)(ii)(C) (Withdrawals from the Project Proceeds Account) of the Agreement.

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This Payment Instruction and any non-contractual obligations arising out of or in connection with it shall be construed in accordance with and governed by Greek law.

HELLAS GOLD SINGLE-MEMBER SOCIETE ANONYME OF MINES AND GOLD INDUSTRY

By:

(Authorised Representative)

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Schedule 18

Form of Account Bank Investment Instruction

To: [●]

For the attention of: [●]

Fax: [●]

[DATE]

Brassneck Copper and Gold Mine Project: Project Debt Programme Agreement dated [●] 2022 (the “Agreement”)

We refer to the Agreement. Words and expressions used in this Investment Instruction shall have the same meanings as set out in the Agreement.

This Investment Instruction is being provided to you in accordance with clause [●] (Investments in name of the Issuer) of the Agreement. You are instructed to pay the following amount[s] from the [●] Account numbered [●] on [value date] for the purpose of investment in the Permitted Investment specified below:

Amount:	[●]
Date of Payment:	[●]
Currency:	[●]
Permitted Investment:	[●]

N.B. Instructions to be received by the Account Bank by the Specified Time two (2) Business Days prior to the value date of the intended payment.

This Investment Instruction and any non-contractual obligations arising out of or in connection with it shall be construed in accordance with and governed by Greek law.

By:

(Authorised Representative)

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Schedule 19

Form of Account Bank Liquidation Instruction

[●]

For the attention of: [●]

(1)	Fax:	[●]

[DATE]

Brassneck Copper and Gold Mine Project: Project Debt Programme Agreement dated [●] 2022 (the “Agreement”)

We refer to the Agreement. Words and expressions used in this Liquidation Instruction shall have the same meanings as set out in the Agreement.

This Liquidation Instruction is being provided to you in accordance with clause [●] (Disposal of Permitted Investments) of the Agreement. You are requested to procure the liquidation of the following portions of the indicated Permitted Investment(s) and transfer the proceeds to the [●] Account on [value date].

1.	[insert currency]/[insert amount]/[total balance]	from	[insert Permitted Investment]
	[insert currency]/[insert amount]/[total balance]	from	[insert Permitted Investment]
Etc.

Total	[insert currency] [insert total]

N.B. Instructions to be received by the Account Bank by the Specified Time two (2) Business Days prior to the value date of the intended payment.

This Liquidation Instruction and any non-contractual obligations arising out of or in connection with it shall be construed in accordance with and governed by Greek law.

By:

(Authorised Representative)

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Schedule 20

Authorised Representatives and Call-Back Contacts16

Part A

Authorised Representative

Issuer
Name	Position	Specimen signature	Telephone number
Any one of:
1. Christos Balaskas	Chair, Board of Directors		+302146870000
2.
With one of:
3.
4.
5.
6.
7.

Part B

Call-back Contacts

Issuer
Name	Position	Telephone number
1. Christos Balaskas	Chair, Board of Directors	+302146870000
2. Natalie Kedikoglou	General Counsel	+302146870000
3.

_______________________________

16 Issuer to provide.

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Schedule 21

Form of Direct Agreement

HELLAS GOLD SINGLE MEMBER SOCIETE ANONYME OF MINES AND

GOLD INDUSTRY S.A. with the distinctive title

HELLAS GOLD SINGLE MEMBER S.A.

as the Issuer

and

[•]

as the Contractor

and

NATIONAL BANK OF GREECE S.A.

as the Bondholder Agent

DIRECT AGREEMENT

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- 1 -

THIS AGREEMENT is dated [•] (this “Agreement”) and made between:

(1)

HELLAS GOLD SINGLE-MEMBER SOCIETE ANONYME OF MINES AND GOLD INDUSTRY (with distinctive title: HELLAS GOLD SINGLE MEMBER S.A.), a company organized under the Greek law, whose registered seat is at 23A Vasilisis Sofias avenue, 10674, Athens, Greece, with corporate registration number 005552301000 and tax registration number 999642840 (the “Issuer”);

(2)	[•], [relevant details to be inserted]; (the “Contractor”); and

(3)	NATIONAL BANK OF GREECE S.A., (as “Bondholder Agent” acting on its own behalf and for and on behalf of the Secured Parties, as applicable).

It is agreed as follows:

1.	INTERPRETATION

1.1	Definitions

In this Agreement, except to the extent that the context requires otherwise:

“Additional Obligor” means (i) the Bondholder Agent; (ii) a Bondholder; (iii) any Affiliate of the Bondholder Agent or a Bondholder; (iv) a person directly or indirectly owned or Controlled by the Bondholder Agent or a Bondholder; (v) the Issuer’s bankruptcy estate, provided that an Insolvency Official has been appointed in relation to the Issuer and such Insolvency Official has confirmed that the Issuer’s bankruptcy estate has assumed the Issuer’s obligations and liabilities under the Contract in accordance with Clause 5.1(a); and (vi) an Eligible Person;

“Affiliate” means, in relation to a person or entity, any other person or entity who, directly or indirectly is in Control of, or Controlled by, or is under common Control with, that person or entity;

“Bondholder” means, at the relevant time, any party to the Project Debt Programme that has subscribed to the project bonds issued pursuant to it;

“Business Day” means a day (other than a Saturday or Sunday) on which banks are normally open for business in Greece and [•];

“Confidential Information” means confidential, non-public, secret or proprietary information including the existence and content of this Agreement, details of any transactions entered into pursuant to this Agreement and any other information that a Party receives, or becomes aware of, in its capacity as, or as a consequence of it being, a party to this Agreement, in whatever form, including information given orally and any document, electronic file or any other means of representing or recording information;

“Contract” means the contract dated [•], made between the Issuer and the Contractor;

“Control” means, in relation to a person or entity, the power, directly or indirectly, and whether alone or acting in concert: (i) to vote, or direct the voting of more than 51% of the voting rights of a person or entity; and (ii) to direct or cause the direction of the management and policies of a person or entity, whether by contract or otherwise. For the purpose of this definition, acting in concert, shall mean two or more persons: (A) who are Controlled by the same person or entity and jointly have the power to exercise Control over another person or entity; or (B) who have entered into a binding agreement in relation to the exercise of powers that gives one of them the ability to Control a person or entity;

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“Default Notice” means a written notice by the Bondholder Agent to the Contractor that an Event of Default has occurred and is continuing;

“Eligible Person” means any person to whom the Contractor has consented (such consent not to be unreasonably withheld or delayed), provided that the only criteria which the Contractor will be entitled to use in deciding whether to withhold consent are that person’s:

(a)	technical competence to perform the obligations of the Issuer under the Contract;

(b)

legal capacity, power and authorisation to perform all of the obligations of the Issuer under the Contract, including, if necessary, its ability to obtain and maintain in force necessary authorisations, licences and consents; and

(c)	financial standing, or, in the event of any guarantee being offered in support, the financial standing of any guarantor;

“Enforcement Action” means the taking by the Contractor of any step to:

(a)	terminate or suspend or give notice to terminate or suspend all or any part of any of the Contract;

(b)	suspend the performance of any or all of the Contractor’s obligations under the Contract;

(c)

take any step towards commencing, petitioning for or otherwise filing for or being a party to bankruptcy proceedings, administration or corporate reconstruction in respect of the Issuer or any of its assets; or

(d)	take any other enforcement action in relation to the Contract against or in respect of the Issuer or any of its assets;

“Enforcement Notice” has the meaning given to that term in Clause 4.1;

“Enforcement Notice Period” has the meaning given to that term in Clause 4.1;

“Event of Default” means any event or circumstance the occurrence of which is treated as an event of default under the Project Debt Programme;

“Holding Company” means, in relation to a person, any other person in respect of which it is a Subsidiary;

“Insolvency Official” means a liquidator, administrator, administrative receiver, receiver, receiver and manager or compulsory manager or similar person of the Issuer appointed under or pursuant to the [Security Agreement] or by any applicable law;

“Party” means a party to this Agreement;

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“Project” means the Skouries high-grade gold-copper porphyry deposit as part of the Kassandra Mines, located in Greece [and as further defined in the Contract];

“Project Debt Programme” means the project debt programme dated on or about the date of this Agreement between, amongst others, the Issuer as borrower, the Bondholder Agent and the Bondholders;

“Secured Liabilities” means all liabilities of the Issuer to the Secured Parties under the Project Debt Programme and any other documents entered into by the Issuer and any Secured Party in relation thereto;

“Secured Party” means each secured party comprising [the Bondholder Agent, the Bondholders and any counterparty to a hedging agreement entered into by the Issuer];

“[Security Agreement]” means the [English][Greek] law governed security agreement dated on or about the date of this Agreement, and made between the Issuer and the Bondholder Agent, pursuant to which the Issuer assigned the Contract to the Bondholder Agent for the benefit of the Secured Parties;

“Step-In Date” means the date (if any) on which an Additional Obligor assumes the Issuer’s obligations and liabilities under the Contract in accordance with Clause 5.1;

“Step-In Period” means the period from the Step-In Date up to and including the earliest of (i) the corresponding Step-Out Date; (ii) the date of any transfer permitted by this Agreement; (iii) the date of any termination of the Contract by the Contractor for breach in accordance with this Agreement and the Contract; (iv) the Termination Date; and (v) the date of expiry of the Contract;

“Step-Out Date” means the date of release of the obligations and liabilities, and cancellation of any right, of any Additional Obligor under the Contract in accordance with Clause 7.1;

“Subsidiary” means, in relation to a person or entity, any other person or entity who is Controlled by that person or entity;

“Termination Date” means the date on which:

(a)

all of the liabilities of the Issuer to the Secured Parties in relation to the Project Debt Programme and any other documents entered into by the Issuer and any Secured Party in relation thereto have been discharged in full; and

(b)	no Secured Party has any obligation or liability (whether actual or contingent) pursuant to, or in connection with, the Project Debt Programme, which could give rise to any such liabilities.

1.2	Interpretation

(a)	Unless a contrary indication appears, any reference in this Agreement to:

(i)

the “Contractor”, the “Issuer”, the “Bondholder Agent” or any “Secured Party”, or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

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(ii)

the “Contract” or any other agreement or instrument is a reference to that Contract or other agreement or instrument as amended (however fundamentally), novated, supplemented, extended or restated from time to time and including cases where the amendments concerned involve an increase;

(iii)	“including” means including without limitation, and “includes” and “included” shall be construed accordingly;

(iv)

 a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(v)

 a “regulation” includes any regulation, rule, request or guideline or official directive of any governmental, intergovernmental or supranational body, agency or department or regulatory, self-regulatory or other similar authority or organisation;

(i)

 a “law” includes common or customary law and any constitution, decree, judgment, legislation, order, ordinance, regulation, statute, treaty or other legislative measure, in each case of any jurisdiction whatever (and “lawful” and “unlawful” shall be construed accordingly);

(ii)

any “obligation” of any person under this Agreement or any other agreement or document shall be construed as a reference to an obligation expressed to be assumed by or imposed on it under this Agreement or, as the case may be, that other agreement or document (and “due”, “owing”, “payable” and “receivable” shall be similarly construed);

(iii)	“rights” includes rights, authorities, discretions, remedies, liberties, powers, easements, quasi-easements and appurtenances (in each case, of any nature whatsoever); and

(iv)	a provision of law is a reference to that provision as amended or re-enacted.

(b)	Clause and Schedule headings are for ease of reference only.

(c)	The words “other” or “otherwise” and “whatsoever” when used in this Agreement shall not be construed ejusdem generis or construed in a narrower way by reference to any preceding words.

(d)

 Any words following the terms “including”, “include”, “in particular”, “for example” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

2.	CONSENT AND ACKNOWLEDGEMENT

2.1

The Issuer gives notice to the Contractor that it has granted security interests in favour of the Bondholder Agent for the benefit of the Secured Parties to secure payment of the Secured Liabilities by way of its entry into the Security Agreement in respect of all its rights in relation to the Contract.

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2.2	The Contractor:

(a)	acknowledges receipt of notice of, and consents to, the grant of such security interests in Clause 2.1;

(b)	confirms that it has not received notice of any security interest of any third party in any of the Contract; and

(c)	acknowledges that until receipt of notice to the contrary from the Bondholder Agent, the Issuer may exercise and enjoy all of its respective rights under the Contract.

2.3	Notwithstanding the assignment referred to in Clause 2.1, the Issuer shall remain liable to fulfil all of its respective obligations under the Contract.

3.	PAYMENT OF MONIES/PROCEEDS

3.1

The Issuer hereby irrevocably authorises and instructs the Contractor and the Contractor undertakes to make all payments due or that may become due from it to the Issuer arising under or in respect of the Contract by payment to the following account of the Issuer:

Name: [•]

Account Number: [•]

IBAN: [•]

or, following the commencement of a Step-In Period and at any time thereafter, such other account as the Bondholder Agent may at any time direct in writing to the Contractor.

3.2	The authority and instruction in Clause 3.1 may not be revoked or varied without the prior written consent of the Bondholder Agent to the Issuer, copied to the Contractor.

3.3

Each payment made by the Contractor in accordance with Clause 3.1 shall discharge pro tanto the obligation of the Contractor to make the relevant payment to the Issuer under or in respect of the Contract.

3.4

If the Contractor receives an amount which it was not entitled to receive from the Issuer, the Contractor undertakes to repay such amount in the way and in the account specified in Clause 3.1 above within ten (10) days of demand made by the Issuer or the Bondholder Agent as the case may be.

4.	NOTICES

4.1

The Contractor shall not take any Enforcement Action without giving the Bondholder Agent at least sixty (60) days’ prior written notice (such notice an “Enforcement Notice” and such notice period an “Enforcement Notice Period”) stating:

(a)	the proposed date of the Enforcement Action; and

(b)

the grounds for the Enforcement Action under the relevant Contract in reasonable detail, provided that if any undisputed payment is still due and owing to the Contractor thirty (30) days after issuance of an Enforcement Notice, the Contractor may suspend its performance under the relevant Contract(s).

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4.2	The Contractor shall provide to the Issuer and the Bondholder Agent:

(a)	in the Enforcement Notice; or

(b)

if a Default Notice has been served, no later than fifteen (15) days after the date of such Default Notice, full and accurate details of any amount owed by the Issuer to the Contractor and any other unperformed liabilities of the Issuer under the relevant Contract at the date of that notice and that will fall due in the Enforcement Notice Period of which the Contractor is aware (having made all reasonable inquiries).

4.3	The Contractor shall not take any Enforcement Action if the grounds for such action are cured or mitigated within the Enforcement Notice Period, whether by the Issuer or pursuant to Clause 4.4.

4.4

During the Enforcement Notice Period, the Contractor shall, for all purposes, accept performance of any obligation or liability of the Issuer and/or the remedy or cure of any breach or failure by the Issuer which is made by or on behalf of any Additional Obligor.

4.5

After any Enforcement Notice or Default Notice has been given, any Additional Obligor is, in addition to the Issuer, entitled to exercise and enjoy all rights (including, without limitation, all intellectual property licences) of the Issuer under the Contract which are necessary to allow the Additional Obligor to perform any obligation or liability of the Issuer and/or remedy or cure any breach or failure by the Issuer pursuant to Clause 4.4.

4.6

For the avoidance of doubt, and subject to the terms of this Agreement, the Contractor may only take any Enforcement Action under the Contract to the extent such Enforcement Action is specifically identified in the Enforcement Notice delivered in accordance with Clause 4.1 above.

5.	ADDITIONAL OBLIGOR

5.1	Without affecting the Bondholder Agent’s rights under the [Security Agreement]:

(a)	following service of a Default Notice (and for as long as the relevant Event of Default is continuing); or

(b)

during the Enforcement Notice Period, the Bondholder Agent may procure that an Additional Obligor assumes (with its consent), jointly and severally with the Issuer, all of the Issuer’s obligations and liabilities under the Contract which are referenced in a notice delivered in accordance with Clause 4.1 or Clause 6.3 and all of the Issuer’s obligations and liabilities under the Contract which fall due for performance after the date of such assumption of joint and several liability.

5.2

The Bondholder Agent or the Additional Obligor shall notify the Contractor promptly upon that Additional Obligor assuming the Issuer’s obligations and liabilities pursuant to Clause 5.1, with a copy of such notice also delivered to the Issuer.

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5.3	The Contractor shall accept any Additional Obligor:

(a)	being entitled to exercise and enjoy all rights (including, without limitation, all intellectual property licences) of the Issuer under the Contract; and

(b)	assuming the Issuer’s obligations and liabilities under the Contract in accordance with Clause 5.1.

6.	STEP-IN PERIOD

6.1	The Contractor shall not take any Enforcement Action during a Step-In Period on grounds:

(a)	that the Bondholder Agent has taken any action under this Agreement; or

(b)	arising under the Contract before the Step-In Date unless those grounds:

(i)	are bona fide;

(ii)	entitle the Contractor to take such action; and

(iii)	either:

(A)	are notified to the Bondholder Agent and the Issuer in a notice delivered in accordance with 4.2 (Notices) and continue unremedied for:

(1)	in the case of any non-payment, thirty (30) days, subject to an Contractor’s right to suspend under Clause 4.1(b) above; or

(2)	in the case of any other breach, forty-five (45) days, after the Step-In Date; or

(B)	are notified to the Issuer, the Bondholder Agent and any Additional Obligor in a notice delivered in accordance with Clause 6.3(a) (Notices) below and continue unremedied for:

(1)	in the case of any non-payment, fifteen (30) days; or

(2)	in the case of any other breach, thirty (45) days, from the date of such notice.

6.2

If an Additional Obligor is appointed in respect of the Contract, the Contractor shall deal with the Additional Obligor and not the Issuer during a Step-In Period provided that any notices shall be sent to each of the Issuer and that Additional Obligor and any fulfilment of the Contractor’s obligations under the Contract to the Issuer shall constitute a good discharge to both the Issuer and that Additional Obligor.

6.3	Following the commencement of a Step-In Period, the Contractor shall notify the Issuer, any Additional Obligor (if applicable) and the Bondholder Agent of:

(a)

any other amount owed by the Issuer under the Contract to the Contractor and any other unperformed liabilities of the Issuer under the Contract arising prior to that Step-In Period and not notified pursuant to Clause 4.1; and

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(b)	any amount that is not paid by the Issuer when due and payable during that Step-In Period or any breach of the Issuer’s obligations under the Contract arising during that Step-In Period, in each case promptly upon becoming aware of the same (having made all reasonable inquiries).

7.	STEP-OUT

7.1	The Bondholder Agent shall give not less than fifteen (15) days’ and not more than thirty (30) days’ prior written notice of the Step-Out Date to the Issuer and the Contractor.

7.2

Subject to Clause 7.3, on the Step-Out Date, the Additional Obligor shall be released from any obligations or liabilities to the Contractor and any rights of that Additional Obligor in respect of the Contract will be cancelled as of such date.

7.3	Clause 7.2 does not apply to any obligation of such Additional Obligor arising before the Step-Out Date for which such Additional Obligor shall remain liable.

7.4	This Clause does not affect the obligations of the Issuer under the Contract which continue in full force and effect.

8.	TRANSFER

8.1	Subject to Clause 8.2:

(a)	following service of a Default Notice (and for as long as the relevant Event of Default is continuing); or

(b)

at any time during a Step-In Period, the Bondholder Agent may, not less than thirty (30) days after a written notice to the Contractor and any Additional Obligor under the Contract, procure and, except as provided below, the Contractor shall accept the transfer of the rights and obligations of the Issuer under the Contract to an Eligible Person.

8.2

The Contractor shall act reasonably in reaching any decision as to the acceptability of a proposed Eligible Person and shall supply notice of its decision to accept or reject to the Bondholder Agent within twenty (20) days of receipt of notice from the Bondholder Agent under Clause 8.1.

8.3	Failure by the Contractor to respond within the time set out in Clause 8.2 shall be considered to be an approval by the Contractor of the proposed Eligible Person.

8.4	On any transfer under this Clause:

(a)

the Bondholder Agent, any Additional Obligor and the Issuer will be released from any obligations and liabilities arising under or in connection with the Contract whether arising before, on or after the date of transfer;

(b)

the relevant Eligible Person will assume those rights, obligations and liabilities on and after the date of transfer in substitution for the Bondholder Agent, the Issuer and the Additional Obligor under the Contract;

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(c)

the Issuer will release, and the Issuer and Bondholder Agent shall procure that any Additional Obligor under the Contract will release the Contractor from any obligations and liabilities to the Issuer and such Additional Obligor arising under or in connection with the Contract whether arising before, on or after the date of transfer;

(d)	the rights, obligations and liabilities of the Contractor will be in respect of and owed to the relevant Eligible Person on and after the date of transfer; and

(e)

the Contractor shall, if requested by the Bondholder Agent, enter into a new direct agreement with respect to the Contract with the Bondholder Agent on substantially the same terms as this Agreement and/or make such amendments to this Agreement as are necessary to ensure that it continues in full force and effect in relation to the Contract.

9.	REPRESENTATIONS AND COVENANTS BY THE CONTRACTOR

9.1	The Contractor represents to the Bondholder Agent that in respect of the Contract and this Agreement:

(a)	it is duly incorporated and validly existing under the laws of the jurisdiction of its incorporation;

(b)	it has the power to own its assets and carry on its business as it is currently being conducted;

(c)

it has the power and authority to enter into, perform and deliver, and has taken all necessary action to authorise its entry into and performance and delivery of, the Contract, this Agreement and the transactions contemplated herein;

(d)

the obligations expressed to be assumed by it to the Issuer under the Contract and to the Bondholder Agent (on behalf of the Secured Parties) under this Agreement, are, subject to any general principles of mandatory law limiting its obligations, legal, valid, binding and enforceable obligations;

(e)

all material authorisations, consents or approvals from governmental authorities that are required by it to enable it to lawfully enter into, exercise its rights and comply with its obligations under the Contract and this Agreement have been obtained and are in full force and effect;

(f)

no corporate action, legal proceedings or other procedures or steps have been taken or are threatened against it for its bankruptcy, winding-up, dissolution, administration or re-organisation or for the appointment of a receiver, administrator, administrative receiver, trustee, manager, bankruptcy trustee or similar officer of it or of any or all of its assets or revenues; and

(g)	it is not in material default of any of its obligations under the Contract.

9.2	The Contractor acknowledges that the Secured Parties have authorised the Bondholder Agent to enter into this Agreement on their behalf in reliance on such representations.

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9.3	The Contractor shall not, without the prior written consent of the Bondholder Agent, agree to amend, modify or waive any material provision of the Contract.[17]

10.	TRANSFERS BY THE PARTIES

10.1	The Contractor shall not assign or transfer any interest in its rights and/or obligations under the Contract or this Agreement to any person (or persons which are Affiliates) unless:

(a)	the Bondholder Agent agrees in writing; and

(b)	the person(s) accede to this Agreement as Contractor.

10.2

The Bondholder Agent may assign and/or transfer its rights and/or obligations under this Agreement to a successor Bondholder Agent in accordance with the Project Debt Programme without the prior written consent of the other Parties.

11.	FURTHER ASSURANCE

The Contractor shall, at the Issuer’s expense, take whatever action the Bondholder Agent, any Additional Obligor or any Eligible Person, may require for perfecting any transfer or release to be carried out under this Agreement.

12.	SUCCESSORS AND ASSIGNS

This Agreement shall be binding upon the Contractor and their permitted successors and assigns and shall inure to the benefit of the Bondholder Agent, its designee(s) and assignee(s) and its successors and assigns (including, without limitation, any lender, lessor, agent and/or other entity that purchases, refinances, replaces or supplements all or any portion of any existing credit arrangements, indebtedness or other obligations of the Issuer).

13.	NOTICES

13.1	Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, shall be made by electronic mail or letter.

13.2

The postal and electronic mail address (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Agreement:

(a)	in the case of the Issuer, is as follows:

Address: [•]

Attention: [•]

E-mail: [•]

_______________________________

17 Note: If Greek law is applicable the following covenant should be added: During the Enforcement Notice Period the Contractor shall waive and undertakes not to exercise any Enforcement Notice Period the Contractor shall waive and undertakes not to exercise any right of epishesis («επίσχεση») or of exceptio non adimpleti contractus («ένσταση μη εκπληρωθέντος συναλλάγματος») available to it under the laws of Greece in relation to the Contract.

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(b)	in the case of the Contractor, is as follows:

Address: [•]

Attention: [•]

Email: [•]

(c)	in the case of the Bondholder Agent, is as follows:

Address: [•]

Attention: [•]

Email: [•]any substitute address, email address or department or officer as the Party may notify to the other Parties by not less than five (5) Business Days’ notice.

13.3	Any communication or document made or delivered under or in connection with this Agreement will only be effective:

(a)	if by way of email, when received in legible form; or

(b)	if by way of letter, when it has been left at the relevant address or five (5) Business Days after being deposited in the post (postage prepaid) in an envelope addressed to it at that address,

and if a particular department or officer is specified as part of its address details, if addressed to that department or officer.

14.	CONFIDENTIALITY

14.1

Each Party agrees to keep all Confidential Information confidential and not to disclose it to anyone without the prior written consent of the Party to which such Confidential Information relates, save to the extent permitted by Clause 14.2, and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

14.2	Any Party may disclose:

(a)	such Confidential Information as that Party shall consider appropriate to:

(i)	any of its Affiliates or Holding Companies and any of its or their directors, officers, employees, professional advisers and auditors;

(ii)	any of the Secured Parties and any of its or their directors, officers, employees, professional advisers or auditors;

if any person to whom the Confidential Information is to be given pursuant to this subsection is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information; and

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(b)	any Confidential Information to the extent required by applicable laws, regulations, stock exchange requirements, orders of a court or administrative agency.

15.	MISCELLANEOUS

15.1

The rights of the Bondholder Agent under this Agreement (i) may be exercised as often as necessary; (ii) are cumulative and not exclusive of its rights under the general law; and (iii) may be waived only in writing and specifically. Delay in exercising or non-exercise of any such right is not a waiver of that right.

15.2	The Issuer enters into this Agreement solely to acknowledge its terms and to undertake the obligations expressed to be undertaken by it.

15.3

If a provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect (i) the validity or enforceability in that jurisdiction of any other provision of this Agreement; or (ii) the validity or enforceability in other jurisdictions of that or any other provision of this Agreement.

15.4	This Agreement will remain in effect until the Termination Date.

15.5	This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

16.	GOVERNING LAW AND DISPUTE RESOLUTION

16.1	This Agreement shall be governed by and construed in accordance with the laws of [England][Greece].

16.2

The courts of [England][Greece] have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement).

17.	[SERVICE OF PROCESS]

17.1	[Without prejudice to any other mode of service allowed under any relevant law, the Contractor and the Issuer:

(a)	irrevocably appoints:

-For the Contractor: [INSERT ENTITY NAME]

-For the Issuer: [INSERT ENTITY NAME]

as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement; and

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(b)	agrees that failure by an agent for service of process to notify the relevant entity of the process will not invalidate the proceedings concerned.

If any person appointed as agent for service of process is unable for any reason to act as agent for service of process, the relevant Party shall immediately (and in any event within five (5) Business Days of such event taking place) appoint another agent for service of process in accordance with the terms of this Clause 17.1 (Service of process).][18]

IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.

_______________________________

18 Note: Clause to be included, if required, by reference to the country of jurisdiction of the relevant parties and the governing law of this Agreement.

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SIGNATURE PAGES

The Issuer Signed ………………………………………….
[●]
for and on behalf of Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry
Contractor [•]

By:		By:
	Name: Title:		Name: Title:

The Bondholder Agent NATIONAL BANK OF GREECE S.A.
By:		By:
	Name: Title:		Name: Title:

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Schedule 22

Pre-Existing Accounts

No.	Bank	Currency	Account
1	NBG	EUR	GR-€-NBG-ATH-61400128155
2	NBG	EUR	GR-€-NBG-ATH-61400128072
3	NBG	EUR	GR-€-NBG-ATH-139002885-18
4	NBG	EUR	GR-€-NBG-IER-82247002791
5	Alpha Bank	EUR	GR-€-ALP-ATH-360002320001522
6	Alpha Bank	EUR	GR4401403600360002320002162
7	Alpha Bank	USD	GR9501403600360015001000103
8	Eurobank	EUR	GR-€-EUR-ATH-0201057669-PAYROLL
9	HSBC	EUR	GR-€-HSB-ATH-002080083145
10	HSBC	EUR	NL-€-HSB-AMS-421010208015
11	HSBC	EUR	GR-€-HSB-ATH-002080083146-CAPITAL
12	HSBC	EUR	GR-€-HSB-ATH-002080083147
13	HSBC	USD	GR-$-HSB-ATH-002080083036
14	HSBC	USD	NL-$-HSB-AMS-421010208115

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Schedule 23

Existing Liens

1.

In volume ΚΕ΄ Νo. 2479 of the books of the Land Registry of Polygyros (responsible for the Region of the former Ierissos Land Registry), a mortgage prenotation for the amount of EUR 62.618,16 against the company under the name "TVX Hellas S.A. Gold Mining and Industry" in favor of the company under the name "Man Air Representations of Machinery for Technical and Industrial Projects S.A." was registered on 13-05-2003, which has been converted into a mortgage, by virtue of the payment order No. 3450/2003 of the Athens Court of First Instance on 13-06-2003 and concerns a plot within the Municipal District of Stratoni of the Municipality of Stagira - Akanthos of 1609,85 sq. m. and the two three-stories houses built thereon consisting of six apartments with a total surface of 132,99 sq. m. each.

2.

In volume ΚΕ΄ No 2480 of the books of the Land Registry of Polygyros (responsible for the Region of the former Ierissos Land Registry), a mortgage prenotation for the amount of EUR 232.870 against the company under the name "TVX Hellas S.A. Gold Mining and Industry" in favor of the company under the name "Sandvik Tamrock Corporation" was registered on 13-05-2003, which has been converted into a mortgage by virtue of the payment order No. 3361/2003 of the Athens Court of First Instance on 13-06-2003 and concerns:

(a)

a land plot in the Municipal District of Stratoni of the Municipality of Stagira - Akanthos of an area of 1241 sq. m. and the two two-stories houses built thereon consisting of four apartments of 95,30 sq. m. each,

(b)

a land plot within the Municipal District of Stratoni of the Municipality of Stagira - Akanthos of an area of 1137,33 sq.m. with three houses built thereon, the first of which has a surface of 131,25 sq. m., the second of which has an surface of 110,50 sq.m. and the third of which has area surface of 118,50 sq.m., and

(c)

a land plot in the Municipal District of Stratoni of the Municipality of Stagira - Akanthos of 1104,55 sq.m. with a three-story building used as a guesthouse and a two-story building used as a "club", the first one having a surface of 268,77 sq. m. per floor and a total surface of 806,31 sq. m. and the second a surface of 586,63 sq. m. per floor and a total surface of 1173,26 sq. m.

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Schedule 24

Minimum Parameters

1.	Historic Financial Statements

2.	Metal prices (base case and downside case as updated in accordance with this Project Debt Programme)

3.	Updates pursuant to changes to the metal price hedging programme in compliance with the Hedging Policy

4.	Tax & Royalties rates

5.	Euribor rates (forward curves)

6.	Exchange rates (EUR/USD) (forward curves)

7.	Working Capital schedule

8.	Depreciation schedule (both tax and accounting)

9.	Project & Non-Project metal production

10.	Metal grades & recovery rates

11.	Cost updates (mining costs, processing costs, treatment charges & penalties, transport costs, G&A)

12.	CAPEX Programme (Development Capital, Sustaining Capital & Maintenance schedules)

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Signatories

The Issuer Signed by ………………………………………….

Anastasia (Natalie) Kedikoglou as authorised signatory for and on behalf of Hellas Gold Single-Member Societe Anonyme of Mines and Gold Industry

Signature Page to Project Debt Bond Programme

The Bondholder Agent, the Original Facilities Agent and Mandated Lead Arranger and Underwriter
Signed by
………………………………………….	………………………………………….
Daikou Maria as authorised signatory	Kalogira Ioulia as authorised signatory
for and on behalf of National Bank of Greece S.A.

Signature Page to Project Debt Bond Programme

Subsequent Facilities Agent, Mandated Lead Arranger, Underwriter and Account Bank
Signed by
…………………………………………. ………………………………………….
Konstantinos Petropoulos as authorised signatory	Alexandros Panagiotakis as authorised signatory
for and on behalf of Piraeus Bank S.A.

Signature Page to Project Debt Bond Programme

The Hellenic Republic as Original Bondholder
Signed by
………………………………………….	………………………………………….
Daikou Maria as authorised signatory	Kalogira Ioulia as authorised signatory
for and on behalf of the Hellenic Republic as Original Bondholder, represented by the National Bank of Greece S.A.

Signature Page to Project Debt Bond Programme

National Bank of Greece S.A. as Original Bondholder
Signed by
………………………………………….	………………………………………….
Daikou Maria as authorised signatory	Kalogira Ioulia as authorised signatory
for and on behalf of the National Bank of Greece S.A.

Signature Page to Project Debt Bond Programme

Piraeus Bank S.A. as Original Bondholder
Signed by
………………………………………….	………………………………………….
Konstantinos Petropoulos as authorised signatory	Alexandros Panagiotakis as authorised signatory
for and on behalf of the Piraeus Bank S.A.

Signature Page to Project Debt Bond Programme